Form 20-F
period 2024-03-31
CCSC Technology International Holdings Ltd
filed 2024-07-22
CIK 1931717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-41919

CCSC Technology International Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St

Fotan, Shatin, Hong Kong
(Address of principal executive offices)

Chee Hui Law, Chief Financial Officer

Telephone: 00852-26870272

Email: chlaw@ccsc-interconnect.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	CCTG	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 11,581,250 ordinary shares, par value $0.0005 per share, were outstanding as of March 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the “British Virgin Islands”;

●	“CCSC Group” are to our direct wholly-owned subsidiary, CCSC Group Limited, an exempted company with limited liability incorporated under the laws of the BVI;

●	“CCSC Interconnect DG” are to CCSC Technology Group’s wholly-owned subsidiary, Dongguan CCSC Interconnect Electronic Technology Limited, a company organized under the laws of the PRC;

●	“CCSC Interconnect HK” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Interconnect NL” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Europe B.V., a private limited liability company organized under the laws of the Netherlands;

●	“CCSC Technology Group” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Group Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Technology Serbia” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Doo Beograd, a limited liability company incorporated under the laws of Serbia;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this annual report;

●	“HK” are to Hong Kong, which is a special administrative region of the PRC authorized to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”;

●	“HK$” are to the legal currency of Hong Kong;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Operating Subsidiaries” are to Dongguan CCSC Interconnect Electronic Technology Limited, CCSC Technology Group Limited, CCSC Interconnect Technology Limited, CCSC Interconnect Technology Europe B.V., and CCSC Technology Doo Beogradas, collectively;

●	“Ordinary Shares” are to the ordinary shares, par value US$0.0005 per share, of the Company;

●	“our PRC subsidiary” is to CCSC Interconnect DG;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;

●	“RMB” are to Renminbi, the official currency of mainland China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Serbia” are to the Republic of Serbia;

●	“U.S. dollars,” “$,” and “US$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company”, “our”, “our company”, or “CCSC Cayman” are to CCSC Technology International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through the Operating Subsidiaries using Hong Kong dollars, the currency of Hong Kong. The Operating Subsidiaries reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars or US$. These US$ references are based on the exchange rate of HK$ to US$, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of US$ which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections and other information concerning our industry, our business and the markets for our products, including, but not limited to, our general expectations and market position, market opportunity and market size. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Statements regarding our future and projections relating to revenue, cost of sales, operating expenses, income (loss), and potential growth opportunities are typical of such statements. The forward-looking statements appear in a number of places, including, but not limited to, “Item 5. Operating and Financial Review and Prospects.” Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements.

The forward-looking statements included in this report relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our clients, business partners and third-parties;

●	the trends in, expected growth in and market size of the interconnect product industry in China and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	our proposed use of proceeds from our initial public offering in January 2024;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in China and the overseas markets in which we have business;

●	the future development of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Doing Business in China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

A substantial amount of our assets is located in China and we conduct the manufacturing of interconnect products through our PRC subsidiary, CCSC Interconnect DG. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economy growth by allocating resources, controlling regulating payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control regulation over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Furthermore, we and our Chinese subsidiary, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

As of the date of this report, as the CSRC notified us in writing that we do not fall within the scope of the filing requirements under the Trial Measures, we believe that we are not required to obtain permission or approvals from the competent Chinese authorities for the listing and trading of our Ordinary Shares on U.S. exchanges. However, if the CSRC or other regulatory agencies later promulgate new rules and require that we obtain their approvals for our future offerings, we may be unable to obtain such approval in a timely manner, or at all. Failure to obtain such approvals may subject us to sanctions by the CSRC or other PRC regulatory agencies. See “—The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” for details.

There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless.

The legal system of mainland China is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. There are uncertainties regarding the enforcement of PRC laws and regulations which can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer or continue our operations and cause the value of our securities to significantly decline or become worthless. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. In December 2021, DIDI announced that it would delist from the New York Stock Exchange less than six months after its initial public offering.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our Ordinary Shares.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in mainland China legal system than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

Recent greater oversight by the CAC over cybersecurity and data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, network platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. The Cybersecurity Review Measures further requires that network platform operators that possess personal information of more than one million users must apply for a mandatory cybersecurity review before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Network Data Security Administration Draft, or the “Security Administration Draft”, which provides that data processing operators engaging in data processing activities that affect or may affect national security or that processing personal information of more than one million users must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this report, we have not received any notice from any PRC authorities identifying our PRC subsidiary as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations were not subject to cybersecurity review or network data security review by the CAC for our initial public offering, because we believe our PRC subsidiary is not a CIIO or a network platform operator possessing personal information of more than 1 million users, and our business does not involve data processing activities that affect or may affect national security. As of the date of this report, we are of the view that we are in compliance with the applicable PRC cybersecurity and data security laws and regulations that have been issued by the CAC in all material respects, and we have not received any complaints from any third party, nor been investigated or punished by any competent PRC authority in this regard. There remains uncertainty, however, as to how the relevant PRC cybersecurity and data security laws and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to cybersecurity. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require overseas special purpose vehicles that are controlled by mainland China companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of mainland China domestic companies using shares of such special purpose vehicle or held by its shareholders as consideration to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicles’ securities on an overseas stock exchange. Our PRC legal counsel, JT&N, has advised us based on their understanding of the current PRC laws and regulations that the CSRC’s approval was not required for the listing and trading of our Ordinary Shares on Nasdaq in the context of our initial public offering under the M&A Rules, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this annual report are subject to the M&A Rules, (ii) we established our wholly-foreign owned enterprise (“WFOE”), CCSC Interconnect DG, by means of direct investment rather than through merger and acquisition of a “mainland China domestic company” as defined under the M&A Rules. As of the date of this annual report, there was no material change to these regulations and policies since our initial public offering.

However, our PRC legal counsel, JT&N, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other regulatory agencies later promulgate new rules or requiring that we obtain their approvals for our future offerings, we may be unable to obtain such approval in a timely manner, or at all. If it is determined that CSRC approval or any approval from the relevant PRC regulatory agencies is required for future offerings and we fail to obtain such approval, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain the CSRC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our future offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiary in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our Ordinary Shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our existing or future share offerings, we may be unable to obtain a waiver of such approval requirements or to obtain such approval in timely manner, or at all.

The New Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. If the PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Further, according to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, or the CSRC Notice, beginning on March 31, 2023, PRC domestic companies that had submitted valid applications for overseas offering and listing but did not obtain the approval from overseas regulatory authorities or overseas stock exchanges shall complete the required filing procedures with the CSRC prior to the completion of their overseas offerings and listing. In compliance with the Trial Measures, we submitted our filing materials to the CSRC on August 31, 2023, and was informed by the CSRC in writing on November 6, 2023 that we do not fall within the scope of the filing requirements at this time. However, we cannot assure you that we will not become subject to the filing requirements in the future, if the CSRC issues any further guidelines that otherwise subjects us to them.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to the PRC law and regulations, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and our PRC subsidiary to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements. We cannot assure you that we will be able to comply with all the new regulatory requirements, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions may result in a material change in our operations and impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to manufacturing, taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Our business is subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Ordinary Shares.

Furthermore, recent statements by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas. Although we believe that we are currently not required to obtain permission from any of the PRC central or local government and we have not received any denial to list on any U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future. Even if such permission is obtained, it remains uncertain whether it may be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and may cause the value of our shares to significantly decline or be worthless. If (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable PRC laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to fines or other penalties, including suspension of business and revocation of prerequisite licenses, which could result in a material change in our operations, and may have a material adverse effect on our business, financial condition or results of operations, and the value of our Ordinary Shares could depreciate significantly or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in mainland China against us or our management based on foreign laws, compared to doing so in your home country against a domestic defendant. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within mainland China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China, compared to doing so in your home country against a domestic defendant. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The competent PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the competent PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws and regulations or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within mainland China. For example, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside mainland China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See “—There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China.”

The HFCAA and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, former SEC Chairman Jay Clayton and former PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law. This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three (3) consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three (3) to two (2) years, thus, reducing the period before their securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate our auditor completely.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made the Determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and the MOF governing inspections and investigations, to establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On December 29, 2022, provisions of the Accelerating Holding Foreign Companies Accountable Act were signed into law as part of the Consolidated Appropriations Act, amending the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Any lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included in the annual report for our initial public offering, was headquartered in the City of New York and registered with the PCAOB during the time it served as our independent auditor. Effective on September 1, 2022, Friedman LLP combined with Marcum LLP. The services previously provided by Friedman LLP will now be provided by Marcum Asia CPAs LLP (“MarcumAsia”), which is a PCAOB registered public accounting firm headquartered in New York. Our current and former auditors are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this annual report, our offering is not affected by the HFCAA and related regulations. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

We may face disruption to our technology systems, if our technology systems or the proprietary information and/or data collected and stored by our PRC subsidiary via such systems, particularly billing and client information, were to be accessed or tampered with by unauthorized persons, and, in any such case, our reputation and relationships with our customers could be harmed and our business could be materially and adversely affected.

The satisfactory performance, reliability and availability of our technology systems are critical to our business. We rely on our technology systems as well as the people who operate them to securely collect and store confidential and personal data regarding our customers, suppliers and employees during our day-to-day business operation and staff access to such confidential and personal data is only made available on a need-to-know basis, including access to names and billing data. However, these systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, and, for reasons beyond our control, we may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, unauthorized intrusions or inadvertent data breaches, or other attempts to harm our technology systems, which could result in exposure or destruction of the proprietary information and/or data stored in our technology systems.

We have established risk management and internal control systems, consisting of policies and procedures that we believe are appropriate for using and managing our technology systems and the proprietary information and/or data stored in such systems properly and securely, including (i) establishing procedures to evaluate our backup systems timely as well as to review the security level of our current systems and consider upgrading our security and software testing if needed, and (ii) the establishment of a fire wall to prevent external cyber risks, and providing cyber security training to our employees. Our board of directors are responsible for the overall management and implementation of such policies and procedures, which will be updated every year under the monitoring of our board of directors, and shall be approved by our board of directors and certified by a third party, to make sure such policies and procedures satisfy the requirements of IATF 16949 and ISO 9001. Although, as of the date of this annual report, we have not had any cyber-attacks, breaches of our network security systems on which we rely could involve attacks are intended to (i) obtain unauthorized access to and disclose sensitive and confidential client information and/or our proprietary information, or (ii) destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means. Such breaches or attacks could originate from a wide variety of sources, including state actors or other unknown third parties. Since techniques used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against us, we may not be able to anticipate these attacks or implement adequate preventative measures promptly and effectively. In addition, any party who is able to illegally obtain identification and password credentials could potentially gain unauthorized access to our technology systems, and we cannot assure you that we will be able to anticipate, detect, or implement effective preventative measures against frequently changing cyber-attacks. In addition to the implementation and maintenance of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. However, from time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. Such mistakes can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may result in unauthorized disclosure of confidential information, and our systems may be otherwise compromised, malfunction or disabled; therefore, in such events, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.

If a cybersecurity incident occurs, or is perceived to occur, we may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protection to prevent future events of such nature from occurring. Furthermore, we may also be subject to negative publicity and the public perception of the ineffectiveness of our security measures, and our reputation may be harmed, in the event of any of the foregoing cybersecurity breaches or attacks, which could damage our relationships with, and result in the loss of existing or potential, customers, and our business and financial condition could be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. To counter the rising labor costs and improve our operational efficiency, we reduced the number of manufacturing employees from 235 in fiscal year 2022 to 166 in fiscal 2023, and further to 136 as of March 31, 2024. As a result, the labor costs for the three most recent fiscal years continued to decrease, amounting to US$4.31 million, US$2.87 million and US$2.49 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively, representing 21.9%, 17.7% and 23.0% of our total cost of revenue, respectively. Unless we are able to continue to improve our operational efficiency or pass on increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the Labor Contract Law of the People’s Republic of China, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Labor Protection.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Pursuant to the relevant laws, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this report, we have not been paying the social insurance and housing funds for our employees in full. Any failure to make sufficient provision of the outstanding amounts of contributions to such funds is a violation of applicable PRC laws and regulations and we could be required to make up the contributions and be subject to late fees, fines, and associated administrative penalties. As of March 31, 2022, 2023 and 2024, we had outstanding social insurance payments payable in the aggregate amount of approximately $140,042, $165,772 and $167,141, respectively, and outstanding housing funds in the aggregate amount of approximately $179,235, $133,229 and $116,942, respectively. In the event that the relevant authorities determine that we have underpaid, our PRC subsidiary may be required to pay outstanding contributions and penalties to the extent we did not make full contributions to the social security and housing provident funds. If we fail to pay the contributions in full and on time within the prescribed time limit as required, a late fee of 0.05% per day and a fine of one to three times the outstanding amount of social insurance may be imposed by the authority, and the relevant authorities could file applications to competent courts for compulsory enforcement of the underpaid payment of housing funds. As of March 31, 2022, 2023 and 2024, an estimated late fee may be imposed for the outstanding social insurance payments payable in the aggregate amount of approximately $38,141, $53,859 and $48,224, respectively. Moreover, our failure in making adequate contributions to social insurance and housing funds may also trigger private complaints filed by our employees against us.

As of the date of this report, we have not received any notices from the competent PRC authorities requiring us to make up the underpayment of social insurance and housing funds for our employees, however, we cannot guarantee that the competent PRC authorities will not order us to do so in the future. We intend to pay the outstanding social insurance and housing fund payments upon receipt of notice from the competent PRC authorities. We may also be subject to fines and penalties if we fail to comply, which could adversely affect our businesses, result of operations and financial conditions.

PRC regulations relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for mainland China residents, (including individuals and corporate entities, as well as foreign individuals that are deemed to be mainland China residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a mainland China individual shareholder, SPV name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in mainland China may be subject to the interpretation and enforcement of the Administrative Measures for Individual Foreign Exchange and its implementing rule promulgated by the People’s Bank of China and SAFE in December 2006 and January 2007, respectively (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any mainland China individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such mainland China individual to warnings, fines, or other liabilities.

We may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future mainland China resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our mainland China residents beneficial owners to comply with these SAFE regulations may subject us or our mainland China resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC laws and regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary, as a foreign-invested enterprise, or “FIE”, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law (“EIT Law”) and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to their enterprise shareholders who are not mainland China resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”.

PRC laws and regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our public offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our share offerings to fund our PRC subsidiary by making loans or providing additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements.

Any loans made to CCSC Interconnect DG, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC laws and regulations and foreign exchange loan registrations. For example, loans made by us to CCSC Interconnect DG to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC laws and regulations, we may provide loans to CCSC Interconnect DG up to the larger amount of (i) the balance between the registered total investment amount and registered capital of CCSC Interconnect DG, or (ii) the amount equal to two (2) times the net assets of CCSC Interconnect DG, calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”), the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Covered Cross-Border Financing (the “PBOC Circular 64”), and the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Cross-Border Financing (the “PBOC Circular 5”). Moreover, any medium or long-term loan to be provided by us to CCSC Interconnect DG must also be filed and registered with the National Development and Reform Commission (“NDRC”). We may also decide to finance CCSC Interconnect DG by means of capital contributions. These capital contributions must be recorded with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or its local counterpart, and the local market regulatory authority.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in mainland China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for repayment of inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans or repay inter-company loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our PRC subsidiary requires financial support from us in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC subsidiary’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC laws and regulations on loans to, and direct investment in, PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates between the RMB and other currencies could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the competent PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

A significant amount of our business is conducted in mainland China by CCSC Interconnect DG, the books and records of which are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares are offered in U.S. dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control laws and regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control and restriction on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues generated by our PRC subsidiary are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans that we may secure from our onshore subsidiaries. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of mainland China and/or transfer cash out of mainland China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiary. In addition, there can be no assurance that the competent PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of mainland China and may adversely affect our business, financial condition and results of operations.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among CCSC Cayman, its Hong Kong and PRC subsidiaries is subject to governmental control and restriction. The competent PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises that are not mainland China resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises that are not mainland China resident enterprises are tax resident.

As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the competent government to the transfer of cash or assets.

There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China.

On December 28, 2019, the amended Securities Law of the People’s Republic of China (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of mainland China, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this report, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

On the other hand, the Trial Measures of the CSRC stipulates in Article 26 that “[w]here an overseas securities regulatory agency intends to carry out investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and competent authorities under the State Council.” Article 26 of the Trial Measures provides a clearer roadmap as to how overseas securities regulatory authorities may conduct investigation and/or evidence collection relating to PRC companies’ overseas offering and listing activities under Article 177.

As advised by our PRC counsel, JT&N, Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of mainland China. Our principal business operation is conducted in the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us, such as an enforcement action by the Department of Justice, the SEC or other authorities, such agencies’ activities will constitute an investigation or evidence collection directly within the territory of mainland China and, accordingly, will fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the competent securities regulatory authorities of the PRC by way of judicial assistance, diplomatic channels or establishing a regulatory cooperation mechanism with the competent securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, as Article 177 is a recently promulgated provision and, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the U.S.

Under the EIT Law, we may be classified as a mainland China “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law that became effective in January 2008, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by enterprises or enterprise groups that are mainland China resident enterprises will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by enterprises or enterprise groups that are mainland China resident enterprises, not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by enterprises or enterprise groups that are mainland China resident enterprises, or by mainland China or foreign individuals.

If the competent PRC tax authorities determine that we meet all the criteria set forth in SAT Circular 82 and therefore the actual management organ of the Company is within the territory of mainland China, we may be deemed to be a mainland China resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of enterprises that are not mainland China resident enterprises or 20% in the case of individuals who are not mainland China residents (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be sourced from mainland China. It is unclear whether shareholders that are not mainland China residents of our company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although, as of the date of this annual report, we have not been notified or informed by the competent PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their holding companies that are not mainland China resident enterprises.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% of the share value of a foreign enterprise is directly or indirectly derived from real properties in mainland China. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where taxable assets in mainland China are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are not mainland China resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of CCSC Interconnect DG, and dividends payable by CCSC Interconnect DG to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the mainland China enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. CCSC Interconnect DG is wholly owned by our Hong Kong subsidiary, CCSC Technology Group. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by CCSC Interconnect DG to CCSC Technology Group, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions could, in such case, be materially and adversely affected.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation would be costly and time consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations could be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are currently not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. However, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. In compliance with the Trial Measures, we submitted our filing materials to the CSRC for our initial public offering. Upon examination of our filing materials, the CSRC notified us in writing that we are not subject to the filing requirement under the Trial Measures at this time. However, any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements, and we cannot assure you that the CSRC or other PRC authorities will not review or scrutinize our proposed offering and it is not clear how such scrutiny may affect our proposed offering.

Risks Relating to Our Business

We operate in a highly competitive industry, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.

We design and manufacture interconnect products, which is a highly competitive industry. We compete in various aspects, including value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and engineering talent, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

Some of our existing and potential competitors enjoy substantial competitive advantages, including: longer operating history, the capability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, more established relationships with a larger number of suppliers, contract manufacturers and channel partners, access to larger and broader user bases, greater brand recognition, greater financial, research and development, marketing, distribution and other resources, more resources to make investments and acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. We cannot assure you that we will compete with them successfully.

A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, or widespread disease or pandemics (such as the COVID-19 pandemic) could materially and adversely affect the sales of our products.

Our business depends on the supply of manufacturing materials and components such as copper, plastic, solder bars, solder wires, and printed circuit boards. We are reliant on a consistent supply of materials and components in order to maintain our manufacturing capability. If these suppliers experience production delays, we may receive a lower allocation of materials and parts than anticipated, or if the quality or design of their materials and parts changes, or if these manufacturers implement recalls, we could incur substantive costs or disruptions to our business, which could have a material adverse effect on our net sales, financial condition, profitability and cash flows.

In addition, volatility in the financial markets, generally, could impact the financial viability of our suppliers, or could cause them to exit certain business lines, or change the terms on which they are willing to provide products. Further, any changes in quality or design, capacity limitations, shipping impediments, shortages of raw materials or other problems could result in shortages or delays in the supply of the raw material and components to us. Our business, operating results and financial condition could suffer if our suppliers reduce output or introduce new parts that are incompatible with our current designs or manufacturing process.

Further, public health crises could impair our ability to procure necessary materials and may also increase the cost of these materials. For example, an outbreak of a new strain of coronavirus in Wuhan, China (“COVID-19”) resulted in widespread quarantines and travel bans issued by the government all over the world for certain periods of time from 2020 to 2022. Such quarantines and travel bans had a negative impact on the worldwide economy, including those where we operate our business, and as a result, our financial results were adversely impacted for fiscal year 2022. With the China’s nationwide loosening of COVID-19 policy since December 2022, a resurgence of pandemic could potentially increase the employee infection cases may disrupt the Company’s supply chain, and the continued uncertainties associated with the COVID-19 pandemic may further negatively impact the Company’s future revenue growth and cash flows. The COVID-19 pandemic did not materially adversely affect our business operations and condition and operating results for fiscal 2023 and 2024. For details about the impact of COVID-19 pandemic, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of the COVID-19 pandemic on Our Operations and Financial Performance.”

If we fail to acquire new customers or retain existing customers, especially our large customers, our business, financial condition and results of operations could be materially and adversely affected.

Retaining our existing customers, especially our large customer, has always been essential to our success. For the fiscal year ended March 31, 2024, there were two customers that contributed 17.4% and 12.7% to our revenue. For the fiscal year ended March 31, 2023, there were three customers that contributed 12.0%, 10.6% and 10.5% to our revenue. For the fiscal year ended March 31, 2022, one major customer contributed a total of 15.5% to our revenue, and it was the only customer that accounted for more than 10% of our total revenue. Apart from the major customers mentioned above, no other customers contributed more than 10% of our total revenue. Our supply agreements with our customers generally do not require them to purchase any products from us; rather we receive purchase orders from our customers on a monthly basis. If our products or services do not meet the requirements of our customers, or if our competitors offer more attractive products, prices, or better customer services, our existing customers may decrease or stop their purchase orders from us. The termination or any change of the purchase orders from our large customers could adversely affect our business and operating results. Furthermore, our ability to attract new customers is crucial to our growth. We have invested heavily in the branding, sales and marketing to acquire and retain customers since our inception. For example, we frequently attend domestic and international expos and exhibitions in an effort to marketing our products and attracting new customers. We also expect to continue to invest in our marketing and sales team to acquire new and retain existing customers. However, there can be no assurance that we will be able to acquire new customers despite our efforts. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations could be adversely affected.

Increases in the price of raw materials could impact our ability to sustain and grow earnings.

Our manufacturing processes consume substantive amounts of raw materials, the costs of which may be subject to worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends and supply chain disruptions. Raw material price fluctuations may adversely affect our results. In particular, copper is the principal raw material used in the components that we source from our suppliers, accounting for a majority of the cost of sales. Our prevailing practice is to purchase these components at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business, we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory to neutralize the impact of copper price volatility. In addition, an excessive increase in the price of copper could result in fewer orders from customers. Accordingly, significant volatility in copper prices could have a material adverse effect on our business, financial condition and results of operations.

We do not engage in hedging transactions against raw material price fluctuations, but attempt to mitigate the short-term risks of price volatility by purchasing raw materials in advance based on forecasted production needs and/or reaching agreements with some of our suppliers to keep the cost of raw materials stable. We also attempt to lower the consumption of raw materials by reducing waste and using recycled materials whenever possible and without compromising product quality. In addition, we may pass the increases in the costs of raw materials to customers by adjusting the selling price of our products. For example, as a result of the global supply chain disruptions amid the COVID-19 pandemic, the average cost of the components and materials used in our products increased by 8.5% per unit in fiscal year 2024 as compared to fiscal year 2023, and increased by 15.5% per unit in fiscal year 2023 as compared with fiscal year 2022. We raised the average selling price of our products by 9.7% per unit in fiscal year 2024, 19.8% per unit in fiscal year 2023 and 39.9% per unit in fiscal year 2022, to mitigate inflationary pressures. Although these strategies have helped mitigate the negative impact from the raw material fluctuations in the past, they may not be enough to provide sufficient protections for our business in the future, and, as a result, our financial results could be negatively and materially affected.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases made by the Company. For the fiscal years ended March 31, 2023 and 2022, no supplier accounted for more than 10% of the total purchases made by the Company. As we have a variety of options for supplies, and the technical demands of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. However, if we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source materials from a different supplier on short notice. There is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

The impact of currency value fluctuations could impact our reported financial performance and our ability to sustain and grow earnings.

We are exposed to risks of doing business on a global scale, including fluctuations in foreign currencies. Our operating subsidiaries in Hong Kong, mainland China and the Netherlands use their respective currencies, which are Hong Kong dollar (“HK$”), Renminbi (“RMB”) and Euro (“EUR”), as their functional currencies. The consolidated financial statements included elsewhere in this annual report are prepared in US$ for reporting purposes. In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of the fluctuations in currency exchange rates, we recorded a foreign currency translation adjustment in other comprehensive loss of $523,250 and $728,399, due to the unfavorable exchange rate of our functional currencies towards the U.S. dollar for the fiscal year ended March 31, 2024 and 2023, and we recorded a foreign currency translation adjustment in other comprehensive income of $368,037 due to the favorable exchange rate of our functional currencies towards the U.S. dollar for the fiscal year ended March 31, 2022. As such, fluctuations in currency exchange rates from period-to-period may result in significant period-over-period changes in our reported financial performance.

Furthermore, due to our international operations, we may be required to purchase products or services with foreign currencies other than the currencies in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to shift the increase in the prices of the products or services we provide to our customers, which could have an adverse effect on our financial performance. For example, we recorded a foreign currency gain of $425,308 and $562,527, due to favorable exchange rates for the fiscal years ended March 31, 2024 and 2023, respectively, and a foreign currency loss of $199,759 due to the unfavorable exchange rates for the fiscal year ended March 31, 2022. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows and impact the comparability of our results between financial periods.

We have limited sources of working capital and may need substantial additional financing.

The working capital required to implement our business strategy and research and development (“R&D”) efforts will most likely be provided by revenues generated by our business. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion, or significantly reduce the scope, of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

As of March 31, 2024, we had cash of approximately $5.53 million, total current assets of approximately $11.98 million and total current liabilities of approximately $4.44 million. We may need to engage in capital-raising transactions in the near future. Such financing transactions may cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to access additional financing is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel. We are dependent upon the services of Dr. Chi Sing Chiu, Chairman of the board of directors of the Company, and Mr. Kung Lok Chiu, our Chief Executive Officer, for the continued growth and operation of our Company, due to their industry experience, technical expertise, as well as their personal and business contacts in the PRC. We may not be able to retain them for any given period of time. Although we have no reason to believe that Dr. Chi Sing Chiu or Mr. Kung Lok Chiu will discontinue their services with us, the interruption or loss of their services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations.

The Company is dependent on the end markets, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products, for the demand of its interconnect products, and is susceptible to negative trends relating to those industries that could adversely affect the Company’s operating results.

Demand for the Company’s products depends on the manufacturing needs for interconnect products of its customers in the various end markets, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. Therefore, the Company’s sales and profitability is susceptible to negative trends relating to those industries and will be affected by a variety of factors, including general economic conditions, consolidation within the industries, the financial condition of the Company’s customers and their access to financing, competition, technological developments, new legislation and regulation, among others. There can be no assurance that demand for the Company’s interconnect products will continue at the current level or not decrease in the future.

Our success depends on our ability to protect our intellectual property.

Our success relies on our ability to obtain and maintain patent protection for products developed using our technologies, both in the PRC and in other countries, and to enforce these patents. There is no guarantee that any of our existing or future patents will be considered valid and enforceable against third-party infringement, or that our products will not infringe any third-party patents or intellectual property. We currently have 71 valid patents registered with the China National Intellectual Property Administration.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

We also rely, or intend to rely, on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered, or will apply to register, a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

The Company’s international operations subject the Company to additional business risks that may have a material adverse effect on the Company’s business, operating results and financial condition.

The Company’s headquarters is in Hong Kong, and conducts business through its subsidiaries established in mainland China, Hong Kong and the Netherlands. The Company’s products are currently sold to customers in more than 25 countries. Due to its international operations, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, which could materially adversely affect operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is subject to foreign currency volatility, which could materially impact the Company’s operating results, including the impact of hyper-inflationary conditions in certain economies, particularly where exchange controls limit or eliminate the Company’s ability to convert from local currency. The Company is also subject to general geopolitical risks, such as political and economic instability, social unrest, terrorism and changes in diplomatic and trade relationships in connection with its international operations. Any such disruption could cause the loss of sales and customers. Moreover, these types of events could negatively impact consumer spending or the economy in the impacted regions or depending upon the severity, globally. These risks of conducting business internationally may have a material adverse effect on the Company’s business, operating results and financial condition. Other examples of risks arising from our international operations include the following, any of which could adversely affect our business, financial condition and cash flows:

●	increased transportation costs or delays and other logistical problems relating to the transportation of goods shipped by ocean or air freight, including border closures, trade conflicts and general trade route delays caused by events such as adverse weather and stoppages in the Suez Canal;

●	restrictions on the transfer of funds from such countries to the United States;

●	imposition of currency controls;

●	increased labor costs and/or shortages;

●	changes in governmental policies and regulations, including changes to import/export regulations, tariffs, freight rates or the adoption of protectionist legislation;

●	differing and potentially adverse tax consequences, including consequences resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

●	the availability and extent of intellectual property law protections;

●	longer payment cycles and difficulties in managing international accounts receivable;

●	trade sanctions, political unrest, terrorism, war, including the Russia-Ukraine conflict, epidemics, pandemics, including COVID-19, or the threats of any of these or similar events;

●	changing or unstable economic conditions or poor infrastructure; and/or

●	different customer demand dynamics and difficulties and costs that arise in our efforts to adapt to local purchasing behaviors and consumer preferences.

Our business is subject to complex and evolving foreign laws and regulations where we sell our products; these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in sales.

We are subject to a variety of foreign laws and regulations in the countries where we sell our products, including intellectual property, competition, consumer protection, product safety, and social benefits. Furthermore, the introduction of new products in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. In addition, the application or interpretation of these laws and regulations is not clear in some jurisdictions, which could make compliance more costly. Moreover, if third parties we work with, such as our suppliers and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

The Company’s business will suffer if the Company fails to develop and successfully introduce new and enhanced products that meet the changing needs of the Company’s customers.

The interconnect product industry is developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner. Our new and advanced products must also meet our customers’ evolving demand over time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company’s customers, could have a material adverse effect on the Company’s business, operating results and financial condition as a result of reduced net sales.

Our business may be adversely impacted by product defects.

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our customers and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Historically, our defect rate was close to 0%, and our warranty cost for each of fiscal years 2024, 2023 and 2022 was $0 due to the implementation of strict quality control procedures. However, there is no guarantee that our defect rate will remain low or that we will not incur any warranty costs in the future.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products. To meet our customers’ requirements and expectations for the quality and safety of our products, we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers, or our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result.

We engage third-party logistics service providers to deliver our products from our warehouses to our customers. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery will occur or that they would not materially and adversely affect our business, prospects and results of operations.

As we do not have any direct control over these logistics service providers, we cannot guarantee their quality of service. In addition, services provided by these logistics service providers could be interrupted by unforeseen events beyond our control, such as poor handling provided by these logistics service providers, natural disasters, pandemics, adverse weather conditions, riots and labor strikes. If there is any delay in delivery, damage to products or any other issue, we may lose customers and sales and our brand image may be tarnished.

Our production facility may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements.

Our future growth will depend upon our ability to maintain efficient operations at our existing production facility and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 51.3%, 79.8% and 80.8% for fiscal years 2024, 2023 and 2022, respectively. The utilization rate of our production facility depends primarily on the demand for our products and the availability and maintenance of our machinery and equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

If CCSC Interconnect DG were to lose its accreditation as a National High Tech Enterprise in China, we could face higher tax rates than we currently pay for much of our revenues.

CCSC Interconnect DG has been approved as a High and New-Technology Enterprise (“HNTE”) since 2016. The HNTE status is valid for three (3) years and entitles CCSC Interconnect DG to a favorable income tax rate of 15% rather than the unified rate of 25%. The Company renewed its HNTE certificate on December 22, 2022, which entitles CCSC Interconnect DG to a favorable income tax rate of 15% for the years of 2022 – 2024. For the fiscal years ended March 31, 2024, 2023 and 2022, the taxes payable by CCSC Interconnect DG would have increased by $0, $209,381 and $223,773, respectively, if CCSC Interconnect DG were not a certified HNTE. In the event we were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

We may incorporate AI technologies into our manufacturing process in the future, which may present operational and reputational risks.

On May 22, 2024, we entered into a strategic cooperation framework agreement (the “Agreement”) with Innogetic International Limited (“Innogetic”), a Hong Kong-based company. Going forward, we aim to explore and apply digital technology such as artificial intelligence (“AI”) in manufacturing to further advancements in our business.

As of the date of this annual report, we have not incorporated AI technologies into any of our business operations, nor have we implemented detailed plans for such incorporation. However, we may determine to integrate AI technologies into our future operations.

There are significant risks associated with utilizing AI technology. Given the short time that has elapsed since AI became commercially viable and the rapid pace of change in the AI space, we may experience any number of difficulties in using AI technology. Additionally, there are significant risks involved in utilizing AI and there can be no assurance that the usage of AI will enhance our products or services, or be beneficial to our business, including our efficiency or profitability.

AI can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. Inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions. If the AI tools that we use in the future happen to be deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.

Utilizing AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. Further, AI is the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions we operate in. For example, in the United States, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence in October 2023 (the “Executive Order”), with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Executive Order has established certain new standards for the training, testing and cybersecurity of sophisticated AI models. It has also instructed other federal agencies to promulgate additional regulations within certain time frames from the date of the Executive Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Since regulation of AI is rapidly evolving worldwide and legislators and regulators are increasingly focused on these powerful emerging technologies, we may become subject to new laws and regulations, which may affect the legality, profitability, or sustainability of our businesses, and we may be unable to predict all the legal, operational, or technological risks that may arise relating to the use of AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

We may incorporate open-source AI technology into our business operations, and if we do, our future use of open-source AI technology may negatively affect our business, results of operations, financial condition, and prospects.

As of the date of this annual report, we have not implemented any detailed plans to incorporate AI technology into our business operations. Therefore, we cannot assure you that we will not use open-source AI technology in the future.

If we decide to use open-source AI technology in our future operations, it may expose us to various risks. Relying on contributions from external developers to maintain and update these technologies introduces uncertainty about their availability and development timeline. Any discontinuation or delay in updates could force us to seek alternative solutions, increasing our costs and potentially disrupting our operations. Additionally, complying with the complex landscape of open-source licenses is challenging. Failure to comply could result in significant legal penalties or require us to release proprietary information, undermining our competitive advantage.

Additionally, open-source AI technologies may also pose security and reliability concerns, as they are more susceptible to exploitation due to their public nature, which could potentially lead to unauthorized disclosure of sensitive data, including proprietary customer information. Security vulnerabilities or bugs could result in reputational harm, loss of customer trust, and financial damage. Open-source software may not always align with regulatory requirements in different jurisdictions, potentially exposing us to legal and compliance risks. Ensuring that the use of open-source AI technology complies with applicable laws and regulations adds complexity and could incur additional costs. Furthermore, we may face the risk of intellectual property infringement claims, which could lead to costly legal battles and operational disruptions. The inherent lack of control over these external technologies and their development could limit our ability to customize solutions and promptly respond to market demands, impacting our innovation capabilities and market position.

Risks Relating to Our Ordinary Shares

Since Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, through his equity interest in the CCSC Investment Limited (as the largest shareholder of the Company), has the voting power of at least 50% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, is also a controlling shareholder of the Company, currently owns approximately 72.58% of our total voting power, through his 69.20% of equity interest in the CCSC Investment Limited, the largest shareholder of the Company. As such, he has sufficient voting power to pass ordinary resolutions of the shareholders without the votes of any other shareholders pursuant to our memorandum and articles of association, including an ordinary resolution to elect all directors. This could permit Dr. Chi Sing Chiu to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to our initial public offering in January 2024, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2024, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper control related to logical access security management and system change management over our financial reporting system. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the Nasdaq Capital Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. The Cayman Islands law does not require a majority of our board to consist of independent directors. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Stock Market listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Stock Market listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we are permitted to, and we may choose to follow, home country practice in lieu of the requirements under the Nasdaq Stock Market listing rules with respect to certain corporate governance standards which may afford less protection to investors. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four (4) months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on September 30, 2024. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on September 30, 2024, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if we are successfully listed and the market price of our Ordinary Shares increases.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares.

All of our officers and directors and shareholders who own five (5%) percent or more of our issued and outstanding shares agreed not to sell our Ordinary Shares for a period of six (6) months from January 22, 2024. Ordinary shares subject to these lock-up agreements become eligible for sale in the public market upon expiration of these lock-up agreements on July 22, 2024, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. As of the date of this annual report, an aggregate of 11,581,250 Ordinary Shares are outstanding. All our Ordinary Shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Commencing on July 23, 2024, all remaining outstanding shares may also be sold in the public market, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase Ordinary Shares prior to any price decline.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of our initial public offering are primarily held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law, and Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow one or more of our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

General Risk Factors

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for management and personnel in the PRC and Hong Kong is intense and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

Our success depends on our ability to increase awareness of our brands and develop customer loyalty.

Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Regulation” for further details on the requisite approvals license permits and certifications.

Our stock price may be volatile, which could result in substantial losses to investors.

From the closing of our initial public offering on January 22, 2024 to the date of this annual report, the trading price of our Ordinary Shares has ranged from $2.03 to $21.19 per Ordinary Share. The trading price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Item 3. Key Information—D. Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five (5) full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer: (iii) provide certain disclosure regarding executive compensation required of larger public companies: or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five (5) years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this annual report and in future filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including utilizing such funds for working capital, possible acquisitions, or other general corporate purposes, and we may spend or invest such proceeds in a way in which our shareholders may disagree. The failure by our management to apply such funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are a public company in the United States. As a public company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

On October 19, 2021, CCSC Cayman, or the Company, was incorporated in the Cayman Islands under the Cayman Islands Companies Act.

On October 19, 2021, the Company’s wholly-owned subsidiary, CCSC Group, was established as an investment holding company with limited liability under the laws of the British Virgin Islands (“BVI”).

On December 31, 1992, CCSC Group incorporated its wholly-owned subsidiaries, CCSC Technology Group Limited (“CCSC Technology Group”), in Hong Kong, China. CCSC Technology Group was originally named “Leoco (H.K.) Limited”, and changed its name to the current one on December 5, 2019.

CCSC Group holds a wholly-owned subsidiaries in Serbia known as CCSC Technology Doo Beogradas (“CCSC Technology Serbia”), which was incorporated on February 27, 2024 in Serbia.

CCSC Technology Group has three wholly-owned subsidiaries in Hong Kong, mainland China, and the Netherlands as follows:

●	CCSC Interconnect DG, or Dongguan CCSC Interconnect Electronic Technology Limited, a company incorporated on June 28, 1993 in Dongguan, China;

●	CCSC Interconnect HK, or CCSC Interconnect Technology Limited, a company incorporated on July 3, 2007 in Hong Kong, China; and

●	CCSC Interconnect NL, or CCSC Interconnect Technology Europe B.V. a company incorporated on March 14, 2016 in the Netherlands.

Prior to the reorganization described below, CCSC Technology Group was controlled by several individual shareholders. A reorganization of the Company’s structure was completed on March 17, 2022. The reorganization involved the incorporation of the Company and CCSC Group and the transfer of the 100% shareholding interest of CCSC Technology Group from its individual shareholders to CCSC Group. As the result of the reorganization, CCSC Cayman became the ultimate holding company of CCSC Group, CCSC Technology Group and its subsidiaries.

The Ordinary Shares of the Company commenced trading under the symbol “CCTG” on the Nasdaq Capital Market on January 18, 2024. On January 22, 2024, the Company closed its initial public offering of 1,375,000 Ordinary Shares pursuant to certain registration statements on Form F-1 (File Nos.333-270741 and 333-276545). Revere Securities, LLC and R.F. Lafferty & Co., Inc. were the underwriters of the Company’s initial public offering. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 Ordinary Shares at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on February 8, 2024.

Corporate Information

Our principal executive offices are located at 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong. Our telephone number at this address is 00852-26870272. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the phone number of our registered office is +1 345 949 8066. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.ccsc-interconnect.com. The information contained on our websites is not a part of our annual report. Our agent for service of process in the United States, Cogency Global Inc., is located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through operating direct wholly-owned subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia primarily in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses. As of the date of this report, we have a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas.

Interconnect products are essential components that form physical or logical connections between two electronic devices or networks. We specialize in customized interconnect products, including connectors, cables and harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products.

We produce both OEM and ODM interconnect products for manufacturing companies that produce end products, as well as EMS companies, who procure and assemble products on behalf of such companies. OEM products refer to products we manufacture based on design and specifications provided by customers, while ODM products refer to those products that we design, develop and manufacture based on the specifications provided by customers. For the fiscal years ended March 31, 2024, 2023 and 2022, almost all, or more than 99% of our sales were attributed to manufacturing companies and EMSs, while the remaining sales were attributed to dealers who resell interconnect products. Many of our customers are global name-brand manufacturers, such as Linak, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

We work closely with our customers in developing products and providing solutions that meet their specific requirements for the end applications, and believe that our focus on customers’ needs has contributed to our steady growth in the last two decades. We strive to achieve high customer satisfaction by (1) providing value-added services such as our “design for manufacturing” (“DFM”) analysis, through which we routinely analyze product design and specifications based on end application requirements to ensure final products achieve optimal results for customers, and (2) providing prompt and effective responses to customer inquiries and requests by utilizing our in-house management information system, which is designed to store, track and analyze data collected from various operational units, including sales, procurement, production, quality control, and engineering. Additionally, in order to better service our growing customer base in Europe, in 2016, we established our Netherlands subsidiary, CCSC Interconnect NL, which has since served as our Europe logistics and service hub.

We seek to deliver quality products at competitive prices through a vertically integrated production process. CCSC Interconnect DG, our PRC subsidiary, is our manufacturing and product development hub. CCSC Interconnect DG leases a facility in Dongguan, Guangdong Province, where more than 250 employees carry out design and development, engineering, manufacturing and assembly, and quality control of our products. While we strive to achieve efficiency and low costs by standardizing and optimizing certain processes across the production cycle, we understand the importance of maintaining the quality of our products. Our team of more than 20 quality assurance specialists strictly enforce our quality control protocols at every step of the production process.

Our product research and development capabilities have been a cornerstone of our success. Our engineering team that is responsible for product research and development currently has 40 employees, many of whom are experienced mechanical and electrical engineers. We hold the rights to 71 patents registered with the PRC intellectual property agency and CCSC Interconnect DG has been certified as a HNTE since 2016. CCSC Interconnect DG renewed its HNTE certificate in 2022, and can enjoy a preferred income tax rate of 15% by the year end of 2024. In July 2023, CCSC Interconnect DG was selected by the Ministry of Industry and Information Technology (MIIT) of China as a “Specialized Refinement Differential Innovation Little Giant Enterprise”, a recognition given to small and medium-sized enterprises that specialize in niche sectors and boast strong innovative capability. We intend to continually invest in our engineering team and further enhance our research and development capabilities.

We are led by a management team with extensive experience in research and development, manufacturing and commercialization of interconnect products. We believe our management team is well positioned to lead us through the development and commercialization of new products, while maintaining and improving the market position of our existing products. Our revenue was $14,748,551, $24,059,556 and $27,169,935, for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Our net loss was $1,295,163, and net income was $2,208,152 and $2,289,158, for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

Competitive Strength

We believe that the following strengths enable us to capture business opportunities and differentiate us from our competitors:

Established long-term relationships with customers and key suppliers

We have established long-term business relationships, which often date back more than ten years, with many of our key customers who are global brand name manufacturers and EMSs in a number of industries. For each of our key customers, we also typically supply a wide range of products. Such relationships help solidify our status as the preferred core supplier for these customers and have offered opportunities for us to identify general trends in these industries in order to understand the long-term business needs of our customers. We have also strived to maintain long term business relationships with our key suppliers to ensure reliable supply of key components and raw materials.

High standard and commitment to quality control

We believe strong quality control enhances product value, which results in satisfied and loyal customers. To that end, we set stringent production and quality control protocols designed to ensure that our products meet or often exceed relevant industry standards and customer requirements. We have a quality control team of more than 20 employees, who carry out day-to-day quality control functions at each stage of our production process, from raw material selection, product design and development, to manufacturing and testing. Additionally, we impose stringent standards on the selection of our suppliers and subcontractors to ensure the quality of our products. In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force. In June 2023, our HK subsidiary, CCSC Interconnect HK was certified to the Sustainable Development Goals (“SDG”) Certificate, which aligns with the “SDG 12: Responsible Consumption and Production” under United Nations Development Program.

Strong focus on customers’ needs and value-added services

We design and manufacture products from the perspective of our customers in terms of raw material selection, functional and structural specifications, and technical requirements. Many of our products are customized and made-to-order in accordance with such specifications based on their end applications by end users. Our engineering team has built a solid reputation with our customers by providing value-added services such as our “DFM” analysis, partnering with customers every step of the way, from the initial concept and design to the prototype and final production. To provide prompt and effective responses to customer requests and inquiries, we use an in-house management information system to store, track and analyze each customer’s information collected from various operational units, including sales, production, quality control, engineering, and research and development. All of the above have empowered us to develop a deep understanding of the specific needs of each of our customers and deliver products and solutions that meet or exceed the expectations of our customers.

Vertically integrated production

We conduct in house all phases of our production process, including product design and development, engineering, manufacturing and assembly, creating a vertically integrated process that contributes to attractive financial characteristics. Based on our historical results of operations, we estimate that approximately 90% of our costs are comprised of direct materials and labor costs, which are flexible and variable by nature. Through our vertically integrated production, we can benefit by rapidly implementing design changes, control the quality of production, ensure timely delivery of products, purchase raw materials directly from suppliers to avoid charges by middlemen, and easily allow our key customers to audit our corporate practices and product quality, all of which have led to demonstrable customer satisfaction and loyalty.

Experienced management team and dedicated workforce

Our management team, led by our executive directors and senior management, possesses a demonstrated track record of managing and growing our business for the past twenty years. All members of our senior management have extensive experience, ranging from ten to thirty years, in the development, manufacturing, and commercialization of interconnect products. Our workforce is highly skilled in their specialized lines of business. We selectively recruit qualified employees, and provide continuous professional development training for our staff. We have some of the most dedicated employees. Approximately 63% of our employees have been with us for more than 5 years, and approximately 36% for more than ten years.

Growth Strategies

We plan to pursue the following strategies to further grow and expand our business:

Upgrade facility and management system to enhance operational efficiency and increase production capacity

While we continually grow and expand our business, we believe it is important to enhance operational efficiency to achieve further cost-savings, as well as expand production capacity to meet the additional demand for our products. To that end, we intend to (1) increase the level of automation of our production process, primarily through the upgrade and replacement of existing semi-automatic and manual machinery to fully-automated machinery, to reduce production costs and increase output, and (2) upgrade and optimize our management information system and other applications that integrate our system with those of our customers and suppliers, to improve operational efficiency and reduce administrative costs.

Expand new customer base and increase product offering to existing customers

We are preferred vendors of many global brand-name manufactures and have established long-term working relationships with our key customers. Leveraging on such relationships and our in-depth industry knowledge, we intend to further expand our business with our existing customers through promotions and offering new and improved products. We also intend to expand our customer base by closely monitoring and studying industry trends, assessing the needs of potential customers, and aggressively seizing opportunities to promote and present our products and services to them. In addition, to attract, support and develop business with potential customers, we have and may set up additional regional sales offices or may cooperate with regional logistics/warehouse service providers in different regions where such potential customers are located. For example, in 2016, we established our regional office in the Netherlands to better serve our growing customer base in Europe.

Accelerate our sales and marketing efforts

We intend to further strengthen our sales and marketing efforts through marketing campaigns and participation in trade shows and industrial exhibitions, as well as other promotional events, to improve our sales performance. We have and will continue to attend the Electronica trade fair for the electronics industry held once in every two years in Munich, Germany, which event is attended by many of our existing and potential customers. We also attended the Electronica China 2023 trade fair in Shanghai, PRC. Additionally, we plan to participate in other industrial exhibitions, including those to be held in the PRC, such as the CMEF China Medical Equipment Fair and Shanghai International Medical Devices Exhibition for the medical and healthcare industry, China Robot Show and Shenzhen International Industrial Automation and Robot Exhibition for the robotics industry. Further, we plan to recruit more experienced sales and marketing executives and staff to accelerate our sales and marketing efforts and grow our business.

Continue to invest in research and development and cultivate engineering talents

Our product research and development capability has always been a cornerstone of our past success, and we plan to continually invest in our engineering team to strengthen our research and development capability. We highly value the skills and talents of our engineering team and have been actively recruiting talented engineers to join our team. To that end, we maintain collaborative relationships with relevant universities and colleges and recruit qualified graduates to meet the needs of our team. We also cultivate our engineer talents by providing vocational training and mentoring, as well as long-term career development plans.

Pursue expansion through strategic acquisitions and collaboration

We are a developing company and believe well executed strategic acquisitions and collaboration help accelerate growth of business and strengthen market position. Accordingly, we intend to seek opportunities for strategic acquisitions of high potential companies with strong management teams that complement our existing business, to further expand our product portfolio, technological capabilities and geographic presence. Where applicable, we may also pursue other growth strategies, such as licensing of third-party technology, joint ventures or other forms of collaboration.

Products

We manufacture a broad portfolio of interconnect products, including connectors, cables and wire harnesses for various end applications in a set of diversified industries, including industrial, medical equipment, computer, network and communication, automotive, robotic, and consumer appliance.

Connectors

Connectors are electromechanical devices used to join electrical conductors and create electrical circuits. A connector bridges the communication between blocked or isolated electrical circuits so that the current flows and the electrical circuit may achieve its intended function. A typical connector is usually composed of three parts: a plastic body, a plastic shell, and metal terminals. We manufacture standard and customized connectors used in various industries.

The below table illustrates the some of our connector products and their applications.

Type of connector	Industry	End Application/Products	Description
Board to Board	Computer, network and communication, consumer appliances, medical	Personal computer and server, telecom switches, video conference equipment; networking equipment (modem, router, switch, network attached storage)	Connect signals between two printed circuit boards (“PCB”) without a cable
Wire to Board	Industrial, medical equipment, consumer appliances	Power supply, electric actuator for hospital bed, computer mainboard, lighting equipment for architecture lighting and concert lighting, washing machine, coffee machine, television	Connect wires to a printed circuit board (“PCB”)
Power	Robotic, industrial, automotive	Robot arm, industrial freezer for truck, lighting equipment for architecture lighting and concert lighting, industrial equipment power supply, automotive audio, car seat heating, car headlight	Connect devices to power sources
Input Output	Industrial, consumer appliance	Computer equipment and peripheral set top box, robotic arms, smart devices and modules	Connect external devices, such as printers, keyboards, and displays to servers.

Cables and Wire harness

Cables and wire harnesses are devices used to transmit electric or magnetic energy, exchange information, generate electromagnetic energy conversion, and form automated control route. Cables and wire harnesses have similar structures, except that wire harnesses have no outer sheaths and are mainly composed of conductors and insulators. Cables, on the other hand, are mainly composed of conductors, insulators, and additional outer sheathes, which provide extra protections against external elements.

We manufacture varieties of cables and wire harnesses for applications in products in various industries. A number of our cables and wire harnesses are custom designed based on technical requirements for specific applications in different industries. The below table illustrates some of our cable and wire harness products and their applications.

Type of cable and wire harness	Industry	End Application	Technical requirements/Specification
Waterproof cable	Industrial	Compressor in refrigerate container, industrial freezer, outdoor lighting cable	Waterproof capability meeting the requirement of the IPX7 industrial standard, which certifies that cables and wire harnesses can be submerged under up to one meter of water for 30 minutes and allows the end products to work safely and properly under harsh environmental conditions (i.e. typhoon with heavy raining).
Complex cable and wire harness with PCBA	Industrial, consumer appliance	Lighting equipment (architecture lighting, concert lighting, etc.), industrial catering oven, coffee machine	Complex wire harness & assembly with more than 30 different kinds of electric wires bundled together up to 1,000 contact points.
Medical cable and wire harness	Medical equipment	Dental x-ray scanner, disinfectant cabinet	Medical grade materials specifically designed and engineered for medical use that have passed our stringent in house testing procedures to ensure long life cycle.
Network cable	Network and communication	Computer server, switch, router	To meet high transmission rate up to 10 Gigabit Ethernet standard with low latency time in order to let our customer product transfer and receive picture, voice, data signal in fast speed and high accuracy
Robotic cable and wire harness	Robotic	Robotic arm	High AC voltage (600V, 1000V and 2000V), and high flexibility (our cables and wire harnesses can achieve the bending test at180 degree for 10,000 times or more.

Customers

We manufacture and sell a broad portfolio of interconnect products to customers in various industries in more than 25 countries throughout Asia, Europe and the Americas. Many of our customers are global name-brand manufacturers, such as Linak, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, and our relationships with many of our customers date back many years. We believe that our diversified customer base helps reduce our exposure to particular industries or geographic regions, which may lower the risk of market concentration.

Below is a tabular illustration of our sales with respect to our geographic coverage for the fiscal years ended March 31, 2024, 2023 and 2022.

	Fiscal year ended March 31, 2024		Fiscal year ended March 31, 2023		Fiscal year ended March 31, 2022
	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue
Northern Europe	6,402,388	43.4%	10,704,148	44.6%	11,463,213	42.2%
Hong Kong	1,895,230	12.9%	3,073,838	12.8%	3,923,918	14.4%
Mainland China	1,372,966	9.3%	1,779,668	7.4%	2,732,885	10.1%
North America	1,377,541	9.3%	1,570,978	6.5%	1,973,388	7.3%
Southern Europe	900,786	6.1%	913,221	3.8%	1,467,126	5.4%
Eastern Europe	825,249	5.6%	2,984,706	12.4%	2,667,109	9.8%
ASEAN	1,570,519	10.6%	2,557,550	10.6%	2,006,738	7.4%
Western Europe	395,364	2.8%	442,363	1.8%	847,878	3.1%
Other Asia countries	4,368	0.0%	27,235	0.1%	67,539	0.2%
Southern America	4,140	0.0%	5,849	0.0%	20,141	0.1%
Total	14,748,551	100%	24,059,556	100.0%	27,169,935	100.0%

For more than 20 years, we have strived to offer quality products at competitive prices. Our customer-oriented approach has helped us establish close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with customers in developing new products and technologies, we are able to identify and act on trends across our portfolio of products. In addition, we continuously invest on service, procurement and manufacturing improvements designed to increase product quality and performance and lower production lead-time and cost. For example, in 2016, in order to better service our growing customer base in Europe, we established CCSC Interconnect NL, our European logistic and service hub.

Our customers include both manufacturing companies and electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of manufacturing companies. Additionally, a tiny fraction, or less than 1% of our sales for the fiscal years 2024, 2023 and 2022, was attributed to dealers who resell our products to manufacturing companies. For fiscal year 2024, aggregate sales to two customers accounted for approximately 17.4% and 12.7% each of our total sales. For fiscal year 2023, aggregate sales to three customers accounted for approximately 12.0%, 10.6% and 10.5% each of our total sales, respectively. For fiscal year 2022, aggregate sales to one customer accounted for approximately 15.5% of our total sales.

Manufacturing

We design, manufacture and assemble our products at our Dongguan factory located in Guangdong province, China. Currently, almost all of our products are manufactured in-house, while a minimal quantity, or less than 1% of our total output, is outsourced to third-party contract manufacturers located in Guangdong, China. We impose stringent standards on quality control, technical and managerial capabilities of our subcontractors to ensure the quality of the final products. The Company’s manufacturing process is vertically-integrated from the initial design stage through final production, and employs the following manufacturing processes: molding, wire cutting, stripping/crimping/termination, assembly (including surface mounting), and soldering.

Each completed product is tested for functionality with the aid of a test board, such as programmable or universal cable/harness tester, which is pre-programmed with the required electrical characteristics for the specific product. The completed products can be plugged into the test board and tested individually or in multiple numbers. We also test each completed product for resistance and insulation use testing machines.

Our management believes that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty. In a continuous effort to meet various international production and quality manufacturing standards, CCSC Interconnect DG has been certified under the requirements of the ISO, specifically to the ISO 9001, 14001, 45001, and 13485 standards, as well as the IATF 16949. These qualifications demonstrate that high quality manufacturing standards are consistently applied to our production and management processes, and help us gain accesses to international markets.

Engineering and R&D

Our engineering team, led directly by our Chief Executive Officer (“CEO”) and Chief Operation Officer (“COO”), has built a solid reputation with our customers by partnering with them every step of the way from initial concept and design to prototype and final production. As of the date of this report, our engineering department has a total of 40 employees with extensive experiences in mechanical and electronic engineering, as well as product design and development. Our engineering team is responsible for research and development of new and improved products and processes, and generally implements its product development strategy through collaborative initiatives with customers, which often result in our obtaining approved vendor status for the customers’ new products.

Prior to the launch of a new product that requires our customized interconnect products, our customer generally provides us with an initial concept or blueprint and we will provide the customer a product development proposal in 1 to 2 months. After the customers accept our proposal, we will start our design and development process including tooling, sampling and testing process. The entire process of our design and development typically takes approximately 9 to 12 months, during which time our engineering team is responsible for the followings:

●	performing feasibility studies with budgetary proposals for new projects;

●	creating functional and structural design concepts based on specifications and technical requirements of customers;

●	preparing proposals and related presentations to be reviewed and approved by customers;

●	verifying design concepts and creating prototypes, and refining prototypes if required;

●	defining project milestones and overseeing implementation of each project; and

●	performing engineering validation tests, design validation tests, and production validation tests prior to final production.

Components, Raw Materials and Suppliers

We procure the following components for the manufacturing of our products: 1) Cable and plastics, including single wire, cable, insulation tube, standard connector, plastic fabricated part; 2) Metal parts, including metal shell, metal terminal, metal fabricated part; and 3) Electronic parts, including printed circuit board, LED, resistor, capacitor, transistor, inductor, thermistor, potentiometer, ferrite core, switch and semiconductor. These components do not require any raw materials that are scarce, and, in general, are readily available from a wide range of local and national sources. Most of our components do not require advanced or proprietary technology that may make it difficult for us to source, although some customers have required us to purchase certain components from their authorized vendors. Although we do not directly procure raw materials, our business depends on a stable supply of such raw materials such as copper, zinc, and aluminium that are required for the manufacture of our components.

Our components are mainly sourced from suppliers located in the PRC, Hong Kong, Taiwan and Europe. We select our suppliers based on many criteria, including, but not limited to: quality, production site, production process, delivery cycle, and price. As we have a variety of options for supplies, and the technical demand of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. Accordingly, our agreements with our suppliers allow us to purchase our raw materials and components on a per purchase order basis. We have an enterprise resource planning (“ERP”) system that monitors and controls the stock level of components based on customer purchase orders and customer forecasts for the future orders. The prices for these components are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trends, and freight costs, and most importantly, the price of raw materials. The prices these components have fluctuated in the past, and may fluctuate significantly in the future, which could materially and adversely impact our business operations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Increases in the price of raw materials could impact our ability to sustain and grow earnings.”

Our quality control system starts from procurement. Before entering into our production flow, the raw materials and components must be certified for quality. We also perform regular factory audits of our suppliers, quality reexaminations and unannounced inspections on raw materials to be used in the mass production flow. We review the performance of our suppliers based on the defective percentage of their supplies, and adjust amounts procured from them accordingly. Our supplier agreements usually contain a quality control clause, under which we may seek remedies against our suppliers, such as damages and rectification, in the event the supplies fall below the quality standards or exceed the minimum defective percentage.

The cost of the components constituted approximately 67.8%, 74.8% and 72.2% of the total cost of production for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases. For the fiscal years ended March 31, 2023 and 2022, no supplier accounted for more than 10% of our total purchases.

Production Facility

We operate one manufacturing plant in Dongguan, Guangdong province, China, with 189,983 square feet in the aggregate. We have leased the plant since 1999 and renewed the term every 3 years; the current term is from September 2022 to August 2027. We own all of the equipment and machinery such as computerized vertical injection machine, low pressure injection machine, automatic cable cutting & stripping machine, automatic wire printing machine, automatic crimping machine, automatic soldering machine, automatic sealing machine, laser welding machine, laser engrave machine, automatic wire twisting machine, automatic cable winding machine, automatic shrink film packing machine, PCBA de-panel machine at our factory, which were valued at approximately $0.20 million as of March 31, 2024, net of depreciation costs. We focus on best practices in quality control and employee safety. For quality control and testing, we have fatigue testing machines, automatic wire sequence tester, automatic optical inspection machine, automatic cable flexing machine, hi-lo temperature chamber, salt spray tester, UV accelerated weathering tester, tensile tester, pull tester, connector insertion force & reliability tester, gold-plating thickness tester, spectrometer, cable functional & continuity tester, hi-pot tester, spectrophotometer, led color spectrum tester, ipx6 water jetting test chamber, high resolution electronic microscope. We routinely use our in-house information management system to record and track quality control data.

Warranty Policy

We offer general product warranty for durations ranging from 1 to 2 years based on the products and their end applications. For example, we provide 1 year warranty for cables and wire harnesses for robotic arms, and a 2-year warranty for cables and wire harnesses for air ventilators. Since we implement strict quality control procedures, we have not incurred significant warranty costs. Our warranty cost for each of the fiscal years 2024, 2023 and 2022 was $0.

Sales and Marketing

We believe the best marketing is through: (1) making quality products that consistently meet and exceed customer expectations, and (2) providing excellent customer services to establish long-term relationships with satisfied customers. We have a dedicated sales team with 16 employees working from our Hong Kong and PRC office. We market our products through direct marketing efforts, including running advertising and promotions on our website, sending informational and promotional emails to potential customers, distributing advertisement materials through the mail, as well as benefitting from customer referrals. Additionally, since 2006, we have been attending and successfully recruiting new customers at the Electronica trade fair for the electronics industry held in Munich, Germany. We plan to recruit more qualified sales executives and staff, and attend more exhibitions and trade fairs to promote our products and grow our sales.

Competition

We complete in an industry that is highly competitive and fast-changing with new technologies and evolving market trends. We have competitors that manufacture products similar to ours, and some of these companies may have more assets, resources and a larger market share than ours. However, we believe that our industrial reputation, continuous marketing efforts and effective quality control enable us to compete effectively against our competitors.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

CCSC Interconnect DG owns a portfolio of intellectual property, including 71 patents registered with the Chinese intellectual property agency, confidential technical information and technological expertise in manufacturing interconnect products. Of the 71 patents, 9 are invention patents, which were granted to CCSC Interconnect DG in the years between 2013 and 2023, each for a duration of 20 years, commencing from the date of application and the other 62 are utility models, which were granted to CCSC Interconnect DG in the years between 2015 and 2024, each for a duration of 10 years. We do not foresee any material impact on our business when they expire in the future, the earliest of which will be on August 7, 2024.

CCSC Interconnect HK was granted an irrevocable exclusive license to use 13 trademarks by a company held by one of its shareholders for a term of ten years commencing from June 1, 2020. These trademarks are registered with the Trade Marks Registry, Intellectual Property Department of the Government of the Hong Kong Special Administrative Region of the PRC.

We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations. While we value our intellectual properties and related assets, we do not believe that our market position and competitiveness are heavily dependent on them, or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop effective intellectual property strategies, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others. We nevertheless face intellectual property-related risks. For more information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our success depends on our ability to protect our intellectual property.”

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for business.

Insurance

We maintain certain insurance policies to safeguard against risks and unexpected events. CCSC Interconnect DG provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. CCSC Interconnect DG also maintains property insurance for fixed assets and inventories. CCSC Interconnect DG is not required to maintain key man insurance, business interruption insurance or product liability insurance under PRC laws and only provides product liability insurance to certain customers on a case by case basis. During the fiscal years 2022, 2023 and 2024, we did not file any material insurance claims in relation to our businesses.

Employees

We and our subsidiaries had a total of 273, 304, and 268 employees as of March 31, 2024, 2023 and 2022, respectively. As of the date of this report, we have 274 employees. The following table sets forth the number of our employees by function as of the date of this annual report:

Department	Number of Employees
Management	5
Manufacturing	136
Engineering	40
Quality	25
Sales and marketing	16
Warehouse, production and material control	16
Purchasing	7
Finance	11
Administration, MIS and Human resources	17
Project management	1
Total	274

We enter into employment contracts with our full-time employees.

As required by regulations in China, CCSC Interconnect DG participates in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. In Hong Kong, CCSC Technology Group and CCSC Interconnect HK participate in a contribution scheme, which is registered under the Mandatory Provident Fund Scheme (the “MPF Scheme”) established pursuant to the Mandatory Provident Fund Ordinance that took effect in December 2000. For each of Hong Kong’s full-time employees, CCSC Technology Group and CCSC Interconnect HK contributes the lower of HK$1,500 per month or 5% of relevant payroll costs each month to the MPF Scheme. In the Netherlands, the “Algemene Ouderdomswet”, or “AOW”, is a basic state pension insurance scheme, and everyone who lives or works in the Netherlands is insured automatically under the AOW, regardless of his or her nationality. CCSC Interconnect NL makes AOW contributions for its employees to the Dutch Tax and Customs Administration.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties and Facilities

We maintain the below facilities. We believe that our facilities are suitable and adequate for our operations and are adequately maintained.

Real Property Locations	Approximate Square Feet	Use	Owned or Leased (term of lease)
No. 50, Puxing West Road, Yuliangwei Village, Shenzhen Shangsha Qingxi Industrial Park of Yuliangwei Management Area, Qingxi Town, Dongguan, Guangdong Province, PRC	189,983	Factory and staff quarter	Leased (from September 2022 to August 2027)

1301-1303, 13/f, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Shatin, Hong Kong	2,555	Head office	Leased (from November 2023 to November 2025)

Klompenmakerstraat 16a, 2984BB Ridderkerk, the Netherlands	5,113	Office and warehouse	Leased (from January 2019 to May 2025)
Total	196,507

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

Our business is predominantly conducted by our subsidiaries in mainland China and Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the PRC shall not be applied in Hong Kong except for those that relating to defense, foreign affairs and other matters that are not outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.

PRC Regulations Relating to Foreign Investment

The Market Entrance Rules for Foreign Investment

Market entrance for investment activities in mainland China by foreign investors is mainly governed by the Guidance Catalogue of Encouraged Industries for Foreign Investment (2020 Version), or the Catalogue, which was promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on December 27, 2020, and became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2021 Version), or the Negative List, which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022. The Catalogue lists the encouraged industries for foreign investment, and the Negative List identifies the prohibited and restricted industries for foreign investment. If the investment falls within an “encouraged” category in the Catalogue, such foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category on the Negative List, such foreign investment may be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the mainland China party, depending on the particular industry. If the investment falls within a “prohibited” category on the Negative List, no foreign investment of any kind is allowed. Any investment that occurs within an industry not falling into any of three categories mentioned above is classified as a permitted industry for foreign investment.

CCSC Interconnect DG currently engages in the design, manufacture, and sale of interconnect product businesses, which activities do not fall within any restricted or prohibited category on the Negative List.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the three governing laws on foreign investments in mainland China, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law, together with their implementation rules and ancillary regulations. The Regulations for the Implementation of the Foreign Investment Law, which were promulgated by the State Council on December 26, 2019, and became effective on January 1, 2020, further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in mainland China, and establish the basic framework for the access of, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within mainland China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within mainland China; (ii) a foreign investor acquires stock shares, equity interest, shares in assets, or other equivalent rights and interests of an enterprise within mainland China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within mainland China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law grants national treatment to foreign invested enterprises, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that FIEs operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC authorities. If a foreign investor is found to invest in any prohibited industry as stipulated in the Negative List, such foreign investor may be required to, among other things, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit or have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the Negative List, the relevant competent department shall order the foreign investor to make corrections within a prescribed time limit and take necessary measures to meet the requirements of the special administrative measure for restrictive access. Moreover, legal liability may be imposed if foreign investors were found to be in violation with the provisions for the access of foreign investment under the Negative List.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in mainland China, including, among others, that a foreign investor may freely transfer into or out of mainland China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within mainland China; local governments shall abide by their commitments to foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Furthermore, the Foreign Investment Law provides that FIEs established according to the previous PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law before the Foreign Investment Law was enacted may maintain their structure and corporate governance within five years commencing from January 1, 2020.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the MOFCOM filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investment carried out directly or indirectly within mainland China, foreign investors or FIEs shall submit investment information for establishments, modifications and dissolution and annual reports of the FIEs through the online reporting system.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021, pursuant to which, security review shall be conducted if foreign investments affecting or likely to affect national security. The Foreign Investment Security Review Mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, foreign investment activities falling within the scope such as important cultural products and

The PRC Company Law

Pursuant to the PRC Company Law (2023 Revision), which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 2023 and became effective on July 1, 2024, the establishment, operation and management of corporate entities in mainland China are governed by the PRC Company Law. Unless otherwise stipulated in the relevant laws on foreign investment, FIEs are also required to comply with the provisions of the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares, our PRC subsidiary, CCSC Interconnect DG, is a limited liability company and is subject to the PRC Company Law.

PRC Regulations Relating to Environmental Protection

Pursuant to the Environmental Protection Law of the PRC issued on December 26, 1989, amended on April 24, 2014 and effective January 1, 2015, entities that cause environmental pollution and other public nuisances shall adopt effective measures to prevent the pollution of and hazards caused to the environment. Construction projects shall be equipped with constructional environmental protection facilities, which must be simultaneously designed, built and put into operation with the main part of the construction. Enterprises discharging pollutants must report to and register with the relevant authorities in accordance with the provisions of the competent environmental protection authority under the State Council. Enterprises and other producers and operators unlawfully discharging pollutants shall be fined and ordered to take corrective measures. For those refusing to make corrections, the competent authority may, starting from the day after the date of ordering correction, continuously impose daily fines based on the sum of the original fine. Enterprises and other producers and operators, which discharge pollutants exceeding the pollutant discharge standard or key pollutant gross discharge control thresholds, may be ordered by the competent environmental protection authority to take measures such as restricting production, suspending production and rectification. Serious cases may be reported to and approved by the competent government authority, resulting in orders of suspension or shutdown of operations.

Furthermore, according to the Catalog on Classifying and Managing Pollutant Discharge Permits for Stationary Pollution Sources (2019 Version), or the Pollutant Catalog, which was promulgated and became effective on December 20, 2019, management of pollutants shall be carried out depending on different industry sectors, the volumes of pollutants produced and discharged and the degree of environmental impact caused by such pollutants. If an enterprise produces and discharges major pollutants having major impacts on the environment, an intensive pollutant discharge permit is required; if an enterprise produces and discharges minor pollutants having minor impacts on the environment, a simplified pollutant discharge permit is required; if an enterprise produces and discharges a tiny amount pollutants having tiny impacts on the environment, no pollutant discharge permit is required, but it shall register at the relevant online platform with detailed information about its pollutant discharge, as well as the preventive measures taken on such pollutant discharge.

CCSC Interconnect DG has completed the registration for its pollutant discharge online, which will remain valid until April 2, 2030.

PRC Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993, last amended on and effective December 29, 2018, producers shall be responsible for the quality of their products. Product quality shall satisfy certain requirements, among other things, no unreasonable danger to personal safety and property safety shall exist, where there are national or industry standards for the protection of health, personal safety and property safety, such standards shall be complied with. If a defaulted product cause personal injuries or property losses, the injured party can claim compensation either from the producer or the seller, if the producer shall be responsible for the defaulted product and the seller compensated the injured party, the seller is entitled to claim such compensation from the producer, and vice versa. If a producer or seller produce or sell products that do not comply with the national or industry standards for the protection of health or personal safety or property safety, orders shall be issued to cease their production or sale and products that have been illegally produced or sold shall be confiscated. A fine shall be imposed equal to an amount greater than the value of the products that have been illegally produced or sold (including products already sold and products not yet sold) but less than three times the value of the products; where there is illegal income, the illegal income shall be confiscated; where the circumstances are serious, the business license shall be revoked; where the case constitutes a crime, criminal liability shall be pursued in accordance with relevant laws.

PRC Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and most recently amended on December 30, 2022, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the MOFCOM on June 25, 2004 and became effective on July 1, 2004, which was last amended on May 10, 2021. Foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the MOFCOM or its authorized institution, and subsequent filings shall be completed within thirty (30) days if any changes occur on their registration forms. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs authority according to the Administrative Provisions on the Declaration of Import and Export Goods, which was promulgated by the General Administration of Customs on September 18, 2013 and last amended on November 23, 2018.

We have registered with the appropriate authorities pursuant to the applicable provisions of the Foreign Trade Law.

PRC Regulations Relating to the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, promulgated by the SCNPC on October 31, 1993 and last amended on October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

PRC Regulations Relating to Work Safety

The Work Safety Law of the PRC, issued on June 29, 2002, last amended on June 10, 2021 and became effective on September 1, 2021, provides that production and business operation entities shall abide by this law and other laws and regulations concerning work safety, strengthen work safety management; establish and improve work safety responsibility systems and rules; improve work safety conditions; promote work safety standardization and improve work safety levels, so as to ensure work safety. Production and business operation entities shall have the conditions for work safety as specified in this law and relevant laws, regulations, national standards or industrial specifications. Production and business operation entities that do not have such conditions are not allowed to engage in production or operation activities. Breach of the Work Safety Law of the PRC will incur various penalties, according to the specific circumstances.

PRC Regulations Relating to Intellectual Property

Trademark

Registered trademarks are mainly protected under the Trademark Law of the PRC (2019 Revision) and its Implementation Rules (2014 Revision), collectively the Trademark Laws. Pursuant to the Trademark Laws, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods and/or services for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved, and may be renewed for another ten years provided that relevant application procedures have been completed within twelve (12) months before the end of the validity period. If the registrant fails to apply for renewal in a timely manner, a grace period of six (6) additional months may be granted. However, if the registrant fails to apply for renewal before the grace period expires, the registered trademark shall be deregistered.

Under the Trademark Laws, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks nationwide. The Trademark Office adopted the “first-to-file” principle for trademark registration, if two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced.

In addition, according to the Trademark Laws, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods and/or services without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. As of the date of this report, CCSC Interconnect DG does not have any registered trademarks in mainland China.

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC (2020 Revision) and its Implementation Rules (2010 Revision), collectively the Patent Laws. According to the Patent Laws, patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is ten (10) years for utility models, fifteen (15) years for designs, and twenty (20) years for inventions upon the date of application. The Patent Administration Office under the State Council is responsible for receiving, reviewing and approving patent applications. After a patent right is granted for an invention or utility model, except otherwise provided for in the Patent Laws, no entity or individual may, without the permission of the patent owner, exploit the patent, that is, manufacture, use, offer to sell, sell or import the patented product, or use the patented method, or use, offer to sell, sell or import any product which is a direct result of the use of the patented method, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, manufacture, offer to sell, sell, or import any product containing the patented design for production or business purposes.

As of the date of this report, CCSC Interconnect DG currently holds 71 registered patents in mainland China, including 9 invention models and 62 utility models.

Domain Name

Domain names in China are regulated by the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the MIIT, on August 24, 2017 and became effective on November 1, 2017. Pursuant to which, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. Unless otherwise provided in relevant rules, the principle of “first-to-file” is applied to domain name registration service. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As of the date of this report, CCSC Interconnect DG currently holds one registered domain name in mainland China, ccsc-interconnect.com.

PRC Regulations Relating to Labor Protection

The Labor Laws

Pursuant to the Labor Law of the PRC (2018 Revision) promulgated and effective on December 29, 2018, companies must negotiate and execute employment contracts with their employees based on the principle of fairness. Companies must establish and strengthen an employment hygiene system, strictly implement the national labor safety and health rules and standards, deliver occupational health and safety education to employees, prevent work-related accidents, and reduce occupational hazards. In addition, employers and employees shall purchase social insurances and pay for social insurance fees in compliance with the applicable PRC laws.

The Labor Contract Law of the PRC (2012 Revision), which was promulgated on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated and became effective on September 18, 2008, collectively the Labor Contract Laws, serve as the primary law regulating the labor contract relationship between companies and their employees in respects such as the concluding, performing, alternation, dissolution and termination of a labor contract, requirements on probation period, payment of remuneration and economic compensation, labor dispatches as well as social security premiums. Pursuant to the Labor Contract Laws, an employment relationship is established between the employer and the employee since the day of employment, a written employment contract shall be executed. Moreover, employers shall pay wages that are no lower than the local minimum wage standards to their employees, and are prohibited from forcing their employees to work above certain time limit and shall pay employees for overtime work in accordance to national regulations.

The Social Insurance Law

Under the Social Insurance Law of the PRC (2018 Revision), which was promulgated and became effective on December 29, 2018, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance and maternity insurance for their employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time, and employees are required to pay basic pension insurance, unemployment insurance and basic medical insurance at specified percentages of their salaries. When an employer fails to pay social insurance premiums in full on a timely manner, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

As of the date of this report, CCSC Interconnect DG has not made adequate social insurance contributions to their employees, which may subject it to make up such shortfalls or fines, see “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in China—Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

The Housing Provident Fund Regulation

In accordance with the Administrative Regulation on Housing Provident Fund (2019 Revision) which was promulgated and became effective on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing their employees’ housing provident funds. Employer and employee are required to pay housing provident funds at an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. If an employer fails to conduct housing provident fund registration or open housing provident fund accounts for its employees, the relevant housing provident fund administrative center will order it to complete such registration and open accounts within a prescribed time limit, a fine up to RMB50,000 may be imposed if such employer fail to do so at the given time limit; if the employer fails to pay housing provident fund in part or in full, the relevant housing provident fund administrative center shall order it to pay the outstanding amount within a particular time frame, and if such employer fails to comply with such order, the relevant housing provident fund administrative center may apply for compulsory execution from certain people’s court.

As of the date of this report, CCSC Interconnect DG has not made adequate housing provident fund contributions to their employees, which may subject it to fines, see “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in China—Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

PRC Regulations Relating to Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the PRC EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018, and its implementation rules, including the Regulations on the Implementation of Enterprise Income Tax Law of the PRC which was promulgated by the State Council on December 6, 2007 and last amended on April 23, 2019, EIT shall be applicable at a uniform rate of 25% to both resident or non-resident enterprises. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but have a de facto management body in mainland China. Non-resident enterprises are defined as enterprises that are established under the laws of foreign countries and have no de facto management body within mainland China, but have established institutions or premises in mainland China, or have no such institutions or premises but have income generated from mainland China. EIT shall be payable by a resident enterprise for income sourced within or outside mainland China. EIT shall be payable by a non-resident enterprise, for income sourced within mainland China by its institutions or premises established in mainland China, and for income sourced outside mainland China for which the institutions or premises established in mainland China have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in mainland China or has income bearing no de facto relationship with the institution or premises established in mainland China, EIT shall be payable by the non-resident enterprise only for income sourced within mainland China at the rate of 20%.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprise which was promulgated on January 29, 2016 and became effective as of January 1, 2016, enterprises that have been accredited as a HNTE, and can enjoy a preferential income tax rate of 15% in accordance with the PRC EIT Law and its implementation rules for a period of consecutive three (3) years, commencing from the year that such high-tech certificate has been obtained.

CCSC Interconnect DG has obtained the HNTE accreditation since 2016, which was recently renewed on December 22, 2022, and can enjoy a preferential income tax rate of 15% rather than the unified rate of 25% for years of 2022-2024.

Value-Added Tax (“VAT”)

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and were recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and were recently amended on October 28, 2011, collectively the VAT Laws, all entities and individuals in mainland China engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

According to the Circular on Adjusting Value-added Tax Rates, which was promulgated by the MOF and the State Administration of Taxation, or the SAT, on April 4, 2018 and became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10%, respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, which was promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9%, respectively.

As of the date of this report, the VAT rate applicable to our sales of goods by our PRC subsidiary is 13%.

Withholding Tax

Pursuant to the PRC EIT Law and its implementation rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in mainland China, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, where the beneficial owner holding at least 25% of the equity interest of the foreign invested enterprise, the tax rate may be reduced to 5% when distributing dividends.

Moreover, according to the Circular on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, a “beneficial owner” shall mean a person who has ownership and control over the income, and the rights and property from which the income is derived. When determining the applicant’s status of being a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, a comprehensive analysis shall be taken into account with the actual conditions of the specific case. In general, the following factors are unfavorable for the determination of “beneficial owner” status of an applicant: (i) the applicant is obligated to pay 50% or more of the income, within 12 months from its receipt, to a resident of a third country (region), where the term “obligated” includes agreed obligations and de facto payment for which there is no agreed obligation; (ii) the business activities undertaken by the applicant do not constitute substantive business activities; (iii) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income, or levies tax but with a very low actual tax rate; (iv) in addition to the loan contract based on which interest is derived and paid, there exists other loans or deposit contracts between the creditor and the third party, of which factors such as the amount, interest rate and date of execution are similar; and (v) in addition to the transfer contract for rights to use such as copyright, patent, technology, from which the royalties are derived and paid, there exists other transfer contracts for rights to use or ownership in relation to copyright, patent, technology between the applicant and a third party.

Pursuant to the Notice on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT and became effective on February 20, 2009, all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to the company as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the mainland China resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of mainland China resident company directly owned by such tax resident complies with, at all times within the twelve months before obtaining the dividends, the proportions specified in the tax treaty.

Pursuant to the Announcement on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020, entitlement to treaty benefits for non-resident taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect and retain relevant materials for future reference in accordance with the provisions of these Measures, and shall accept the follow-up administration by the relevant tax authorities. Relevant materials proving the status of “beneficial owner” shall be retained in the case of entitlement to treaty benefits relating to dividend, interest and royalty.

PRC Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59, and was most recently amended in 2015, which substantially amends and simplifies the current foreign exchange procedures. Pursuant to the SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts, and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in mainland China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Circular 13, pursuant to which, instead of applying for approval regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, pursuant to which, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). In addition, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis. A foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business. Where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in mainland China may also convert their foreign debts, as well as repatriated fund raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, it provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

PRC Regulations Relating to Dividend Distribution

The principal laws and regulations regulating dividend distributions by FIEs in mainland China include the Company Law of the PRC, the Foreign Investment Law and its Implementation Rules, pursuant to which, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with relevant PRC accounting standards and regulations, and shall not distribute any profits until any losses from prior fiscal years have been offset. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of the enterprise’s registered capital, these reserves are not distributable as cash dividends. FIEs also may allocate a portion of their after-tax profits based on relevant PRC accounting standards to fund their employee welfare and bonus at their discretion.

PRC Regulations Related to Foreign Exchange Registration of Offshore Investment by Mainland China Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 regulates foreign exchange matters in relation to the use of offshore special purpose vehicles, or “SPVs”, by mainland China residents or entities to seek offshore investment and financing or conduct round trip investment in mainland China. Under the SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in mainland China by mainland China residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The Circular 37 requires that, before making contribution into an SPV, mainland China residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 has amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to the SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such mainland China resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such mainland China residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in both the SAFE Circular 37 and the SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent company or affiliates, and may also subject relevant mainland China residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

We may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future mainland China resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE rules. See “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in China—PRC laws and regulations relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us.”

PRC Regulations Relating to Foreign Debt

As an offshore holding company, we may make additional capital contributions to our WFOE subject to approval from the local department of market regulation and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to our WFOE subject to the approval from SAFE or its local office within the limitation on the amount of loans.

By means of making loans, WFOE is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, the SAFE and the MOF, jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 11, 2017, the People’s Bank of China, or the PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions. It provides a one-year transitional period from January 11, 2017, for foreign-invested companies, during which foreign-invested companies, such as WFOE, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and the SAFE shall reevaluate the calculation method for foreign-invested companies and determine what the applicable calculation method would be.

On March 11, 2020, the PBOC and the SAFE promulgated the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Covered Cross-Border Financing, or the PBOC Circular 64, pursuant to which, the foreign debt upper limit is increased up to 2.5 times the net assets.

Further, on January 7, 2021, the PBOC and the SAFE collectively promulgated the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Cross-Border Financing, or the PBOC Circular 5, pursuant to which, the macro-prudent adjustment parameter for cross-border financing was decreased from 1.25 to 1, therefore, the upper limit for foreign debt is down to 2 times the net assets.

PRC Regulations Relating to M&A and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and was amended on June 22, 2009. The M&A Rules, among other things, requires that offshore SPVs that are controlled by mainland China companies or individuals and that have been formed for overseas listing purposes through acquisitions of mainland China domestic interest held by such companies or individuals, shall obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel, JT&N, has advised us that, based on its understanding of current PRC laws, rules and regulations, and the M&A Rules, the CSRC approval is not required in the context of our initial public offering in January 2024 given that: (i) CCSC Interconnect DG was established by means of direct investment rather than by a merger with or an acquisition of any mainland China domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective share structure like ours falling within the M&A Rules. Notwithstanding the above opinion, our PRC counsel, JT&N, has further advised us that uncertainties exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required regarding our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both by direct and indirect means, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application with oversea securities regulatory authorities for its initial public offering or listing. If the PRC domestic company fails to complete required filing procedures, conceals any material fact or falsifies any major content in its filing materials, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures outline the circumstances where PRC domestic companies are prohibited from offering and listing securities overseas, if such overseas offering and listing made by domestic companies (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by such domestic company, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve such domestic company in investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. We believe that our application for our offering and listing on Nasdaq does not fall under the aforementioned circumstances that prohibit such overseas listing under the Trial Measures.

Further, according to the CSRC Notice that was issued by the CSRC on February 17, 2023, beginning on March 31, 2023, PRC domestic companies that had submitted valid applications for overseas offering and listing but did not obtain the approval from overseas regulatory authorities or overseas stock exchanges shall complete the required filing procedures with the CSRC prior to the completion of their overseas offerings and listing. In compliance with the Trial Measures, we submitted our filing materials to the CSRC on August 31, 2023, and was informed by the CSRC in writing on November 6, 2023 that we do not fall within the scope of the filing requirements at this time. However, we cannot assure you that we will not become subject to the filing requirements under the Trial Measures in the future, if the CSRC issues any further guidelines that otherwise subjects us to them.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements. We cannot assure you that we will be able to comply with all the new regulatory requirements under the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in China—The New Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.”

Hong Kong Laws and Regulations

Our Hong Kong subsidiary, CCSC Interconnect HK, engages in the trading of electronic products and is subject to relevant Hong Kong laws and regulations. This section sets forth a summary of the principal laws and regulations that are applicable to our business operations in Hong Kong.

Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Import and Export

Regulations 4 and 5 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) provide that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specific body with the Commissioner of Customs and Excise within 14 days after the importation and exportation of the article.

Any person failing to declare within 14 days after the importation without reasonable excuse is liable to a fine of HK$2,000 upon summary conviction and HK$100 in respect of every day such declaration has not been lodged. Furthermore, the IAE Registration Regulations also provide that any person knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable to a fine of HK$10,000 upon summary conviction.

Sale of Goods Ordinance

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) provides that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods shall correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods shall be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject the defective goods unless he or she has a reasonable opportunity to examine the goods. A breach of the implied term may give rise to a civil action for breach of contract by the customers. However, no criminal liability arises from such breach of implied term.

Trade Descriptions

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false descriptions, false, misleading or incomplete information in respect of goods in the course of trade. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, forge any trade mark or falsely apply any trade mark to any goods, or engages in relation to a consumer in a commercial practice that is a misleading omission or aggressive, constitutes bait advertising, a bait and switch, or wrongly accepting payment for a product.

A person who commits any such offence is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years, and, on summary conviction, to a fine of HK$100,000 and to imprisonment for two years.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) is an ordinance that regulates taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Transfer pricing

According to the Inland Revenue (Amendment) (No. 6) Ordinance 2018 (the “IRAO”), the arm’s length principle is the fundamental transfer pricing rule in Hong Kong.

The IRAO empowers the Inland Revenue Department (the “IRD”) to impose transfer pricing adjustments on income or expenses arising from non-arm’s length transactions between associated persons which resulted in a potential Hong Kong tax disadvantages to the IRD. Where a transaction between two related persons does not comply with the arm’s length principle and creates tax advantages, the IRD is empowered to adjust the profits or losses of that person(s). The IRAO also implements a three-tiered transfer pricing documentation requirement including a master file, a local file and a country-by-country report. Such documentation requirement may be exempted based on the size of an entity and/or the value of the transactions.

Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”) provides basic employment protections to all employees, including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer shall, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”) provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

The prescribed minimum hourly wage rate (currently set at HK$40 per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this report. For more detail on our corporate history please refer to “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties and Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly-owned operating subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia, primarily in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. Many of our customers are global name-brand manufacturers, such as Linak A/S, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force.

For the fiscal years ended March 31, 2024, 2023 and 2022, we had total revenue of US$14.75 million, US$24.06 million and US$27.17 million, respectively, and net loss of US$1.30 million, net income of US$2.21 million and US$2.29 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 92.4%, 92.3% and 90.1% of our total revenue for those fiscal years, respectively. Revenue derived from connectors accounted for approximately 7.6%, 7.7% and 9.9% of our total revenue for those fiscal years, respectively.

For the fiscal years ended March 31, 2024, 2023 and 2022, approximately 61.6%, 63.3% and 58.8% of our revenue was generated from our top ten customers, respectively.

Major Factors Affecting our Result of Operations

Our revenue is primarily derived from sales of both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and electronic manufacturing services (“EMS”) companies in Europe, Asia and the Americas. Our performance and business outlook are influenced by the following major factors:

Our ability to control the costs of raw materials and components

The costs of the components we source from suppliers are largely dependent on market forces, such as fluctuations of commodity prices, raw material prices, market supply and demand, and logistics and transport costs. Because the cost of components represents over 65% of our total cost of sales, higher or lower component costs affects our gross margins. Increases in the market price of components typically enable us to raise our selling prices. As our business further grows in scale, we expect to have higher bargaining power and, hence, more favorable terms, including pricing and payment terms, for the sourcing of components.

Impact of foreign exchange fluctuation

Since we operate internationally, we sometimes purchase products and services with foreign currencies other than the currencies in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to shift the increase in the prices of the products or services we provide to our customers, which could have an adverse effect on our financial performance. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows.

Our ability to retain existing customers and attract new customers

The interconnect product market is highly competitive. We compete in various aspects, including value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, and customer loyalty, among others. Some factors that may affect our ability to meet customer demands and to attract customers include our ability to (i) design and manufacture products from the perspective of our customers in terms of raw material selection, functional and structural specifications, and technical requirements; (ii) invest in the branding, sales and marketing to acquire new customers and maintain long-term business relationships with many of our key customers; and (iii) attract new potential customers through attending the worldwide exhibitions such as the Electronica trade fair.

Impact of the COVID-19 pandemic on Our Operations and Financial Performance

Our results of operations and financial condition were negatively affected by the COVID-19 pandemic, and could continue to be further affected by the ongoing COVID-19 pandemic, the extent of which will depend on the future developments of the pandemic, which are highly uncertain and unpredictable.

Since 2020, some of our customers who were negatively impacted by the COVID-19 pandemic reduced their demand for our products, such as cables and wire harnesses for outdoor lighting solutions. During fiscal year 2022 and 2023, we took a series of measures, including tailoring our communication methods to replace physical meetings by setting up virtual meetings (e.g., Zoom meetings) with our customers on a regular basis or when required by our customers, and enhancing our presence on social media (e.g., LinkedIn) to strengthen our relationships with existing major customers, in an effort to mitigate risks brought by the COVID-19 pandemic.

In fiscal years 2022 and 2023, we experienced some disruptions to our supply chain that led the suppliers to increase lead times and prices for components and raw materials. In particular, the price of copper, which is the principal raw material used in the components that we source from our suppliers, increased tremendously due to rising global demand. Supply chain logistics also inflated the price of copper and the price of copper reached a record high in March 2022, as it was taking longer to move commodities around the world. As a result, the average cost of the components and materials used in our products increased by 15.5% per unit in fiscal year 2023 as compared with fiscal year 2022. To counter the higher costs, we had to raise the average selling price of our products by 19.8% per unit in fiscal year 2023. Our gross profit margin increased to 32.7% from 27.5%. However, in response to the expected increase of supply chain costs that caused the rising of our unit selling price, our customers had purchased products in advance from us in the fiscal year 2022 and the first half of the fiscal year 2023, resulting in a contraction in demand in the second half of the fiscal year 2023, and our revenue decreased by 11.4%, from US$27.17 million for the fiscal year ended March 31, 2022 to US$24.06 million for the fiscal year ended March 31, 2023.

In fiscal 2024, as the Chinese economy experienced slow and gradual recovery from the COVID-19 pandemic, our business was not materially impacted by the COVID-19 pandemic. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as any potential resurgence of the pandemic, future government actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

Impact of Wars and Geopolitical Tensions

In February 2022, the invasion of Ukraine by Russia (the “Invasion”) and the ensuing economic sanctions imposed by other countries against Russia have resulted in escalating geopolitical tensions and global supply chain disruptions. Because we do not have any customers or suppliers in Russia or Ukraine, generate any revenue from Russia or Ukraine, or use any products or commodities, including energy from Russia, in our business or products sold by us, our operations have not been materially impacted by the Invasion directly. However, as our products are sold globally, our business and operating results have been and will continue to be affected by worldwide economic conditions caused by the Invasion, which have contributed to supply chain disruptions and inflationary cost pressures. The deterioration of the global supply chain and related disruptions due to the Invasion, directly or indirectly, have contributed to fluctuations of the procurement costs of our components and raw materials. Although, historically we have been able to pass on the increases in costs to our customers, to some extent, by increasing the prices of our products, there is no guarantee that we will be able to continue to do so in the future. In the event that we are not able to pass on any increases in the procurement costs to our customers as a consequence of the Invasion, our profit margin and/or net profit could deteriorate.

Furthermore, Russia is a major player in global energy markets and the Invasion has led to significant destabilization of the global energy market. European electricity and natural gas prices are now close to ten times their historical average in the decade leading up to 2020. With no end to the Invasion in sight, the demand for our products, particularly from our European customers, have been reduced, and, as a result, our financial condition and results of operations have been negatively impacted.

In addition, while we do not have any direct operations or significant sales in the Middle East, geopolitical tensions and ongoing conflicts in the region, particularly between Israel and Palestine, may lead to global economic instability and fluctuating energy prices that could materially affect our business. It is not possible to predict the broader consequences of the Israel-Hamas war, including related geopolitical tensions, and the measures and actions taken by other countries in respect thereof, which could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. While it is difficult to predict the impact of any of the foregoing, the Israel-Palestinian war may adversely affect our business, financial condition and results of operations.

Results of operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		change
	2024	2023	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$14,748,551	$24,059,556	$(9,311,005)	(38.7)%
Cost of revenue	(10,825,943)	(16,190,985)	5,365,042	(33.1)%
Gross profit	3,922,608	7,868,571	(3,945,963)	(50.1)%

Operating expenses:
Selling expenses	(1,039,882)	(1,097,150)	57,268	(5.2)%
General and administrative expenses	(4,134,394)	(3,898,894)	(235,500)	6.0%
Research and development expenses	(594,521)	(1,084,119)	489,598	(45.2)%
Total operating expenses	(5,768,797)	(6,080,163)	311,366	(5.1)%

(Loss)/income from operations	(1,846,189)	1,788,408	(3,634,597)	(203.2)%

Other (expenses)/income:
Other non-operating (expenses)/income, net	(35,509)	49,873	(85,382)	(171.2)%
Government subsidy	7,255	62,627	(55,372)	(88.4)%
Foreign currency exchange income	425,308	562,527	(137,219)	(24.4)%
Financial and interest income, net	67,636	22,455	45,181	201.2%
Total other income	464,690	697,482	(232,792)	(33.4)%

(Loss)/income before income tax expense	(1,381,499)	2,485,890	(3,867,389)	(155.6)%
Income tax benefit/(expense)	86,336	(277,738)	364,074	(131.1)%
Net (loss)/income	$(1,295,163)	$2,208,152	$(3,503,315)	(158.7)%

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2024 and 2023, our total revenue was US$14.75 million and US$24.06 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia and the Americas.

Our revenue decreased by 38.7%, from US$24.06 million for the fiscal year ended March 31, 2023 to US$14.75 million for the fiscal year ended March 31, 2024. The decrease was primarily attributable to (i) a 44.1% decrease in the total sales volume from approximately 40.93 million units for the fiscal year ended March 31, 2023 to approximately 22.86 million units for the fiscal year ended March 31, 2024, and (ii) a 15.3% decrease of the average selling price of our cable and wire harnesses products from US$1.69 per unit for the fiscal year ended March 31, 2023 to US$1.43 per unit for the fiscal year ended March 31, 2024.

Our revenue generated from the sales to our top ten customers dropped from US$15.23 million in fiscal 2023 to US$9.08 million in fiscal 2024, which is consistent with the decrease in our total revenue. Many of our major customers are global name-brand manufacturers, such as Linak, Danfoss and Bitzer, and our relationships with many of our major customers date back many years. In fiscal years 2024 and 2023, sales to our top customers accounted for a significant portion of our total revenue. In fiscal years 2024 and 2023, revenue generated from the sales to our top ten customers represents 61.6% and 63.3% of our total revenue, respectively. However, as the Company continues to develop new customers and expand into more markets, we expect such customer concentration will diminish over time.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$13,626,836	92.4%	$22,212,627	92.3%	$(8,585,791)	(38.7)%
Connectors	1,121,715	7.6%	1,846,929	7.7%	(725,214)	(39.3)%
Total	$14,748,551	100.0%	$24,059,556	100.0%	$(9,311,005)	(38.7)%

For the fiscal year ended March 31, 2024, our revenue generated from cables and wire harnesses decreased by 38.7%, from US$22.21 million for the fiscal year ended March 31, 2023 to US$13.63 million for the fiscal year ended March 31, 2024. The decrease of sales from cables and wire harnesses was primarily attributable to the decrease in sale volume and the overall average selling prices of our cables and wire harness products. Compared with fiscal year 2023, our sales volume of cables and wire harnesses decreased by 27.6% from approximately 13.17 million units in fiscal year 2023 to approximately 9.54 million units in fiscal year 2024, and our average selling prices decreased by 15.3% from US$1.69 per unit in fiscal year 2023 to US$1.43 per unit in fiscal year 2024, as we adjusted the selling prices in response to the decreased demand for our products. The decrease was because our customers had purchased products in advance from us in fiscal year 2022 and the first half of the fiscal year 2023 in response to the expected increase of supply chain costs. However, given the stagnant global economy, customers shifted towards maintaining zero inventory instead of advanced procurement, leading to a contraction in customer demand for the fiscal year 2024.

Our revenue generated from connectors accounted for 7.6% of our total revenue and decreased by 39.3% from US$1.85 million for the fiscal year ended March 31, 2023 to US$1.12 million for the fiscal year ended March 31, 2024. The decrease was primarily attributable to the 52.0% decrease in our total sales volume from approximately 27.76 million units in fiscal year 2023 to approximately 13.33 million units in fiscal year 2024. This drop can be attributed to advance purchases made by our customers in response to the expected increase of supply chain costs in fiscal year 2022 and the first half of the fiscal year 2023. However, due to the stagnant global economy, customers preferred just-in-time procurement over stockpiling inventory since the second half of the fiscal year 2023, resulting in a contraction in customer demands. This decrease in demand was partially offset by a 26.5% increase of the overall selling prices of connectors due to high-priced connectors we sold during the fiscal year ended March 31, 2024.

All of our revenue for the fiscal years ended March 31, 2024 and 2023 was generated from sales of our products to customers located in Europe, Asia and the Americas. The following table sets forth the disaggregation of revenue by regions:

	For the years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$8,523,788	57.8%	$15,044,438	62.5%	$(6,520,650)	(43.3)%
Asia	4,843,082	32.8%	7,438,292	30.9%	(2,595,210)	(34.9)%
Americas	1,381,681	9.4%	1,576,826	6.6%	(195,145)	(12.4)%
Total	$14,748,551	100%	$24,059,556	100%	$(9,311,005)	(38.7)%

Our revenue generated from Europe decreased by 43.3%, from US$15.04 million for the fiscal year ended March 31, 2023 to US$8.52 million for the fiscal year ended March 31, 2024. The decrease was primarily attributable to (i) a decrease of sales in Denmark of US$4.06 million, from US$10.10 million for the fiscal year ended March 31, 2023, to US$6.04 million for the fiscal year ended March 31, 2024, (ii) a decrease of sales in Hungary of US$1.83 million, from US$2.14 million for the fiscal year ended March 31, 2023, to US$0.32 million for the fiscal year ended March 31, 2024, and (iii) a decrease of sales in Bulgaria of US$0.30 million, from US$0.87 million for the fiscal year ended March 31, 2023, to US$0.57 million for the fiscal year ended March 31, 2024. This decrease was partially offset by the increase of sales of US$0.29 million in Italy.

Our revenue generated from Asia decreased by 34.9%, from US$7.44 million for the fiscal year ended March 31, 2023, to US$4.84 million for the fiscal year ended March 31, 2024, which was primarily due to the sales decreases in China of US$1.59 million, and the decrease in sales in Association of Southeast Asian Nations, or ASEAN, of US$0.99 million. Sales orders in China decreased because our customers had purchased products in advance from us in the fiscal year 2022 and the first half of the fiscal year 2023 in response to the expected increase of supply chain costs, resulting in a contraction in demand in the fiscal year 2024. Our customers in Malaysia had decreased demand for our cables and harness products for robotic applications due to a decrease in robotic market demand.

Our revenue generated from the Americas decreased by 12.4%, from US$1.58 million for the fiscal year ended March 31, 2023 to US$1.38 million for the year ended March 31, 2024, which was primarily due to the sales decrease in North America of US$0.19 million.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principle operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue decreased by US$5.37 million, or 33.1%, from US$16.19 million for the fiscal year ended March 31, 2023 to US$10.83 million for the year ended March 31, 2024. The reason was primarily due to (i) a decrease of our inventory costs from US$12.10 million for the fiscal year ended March 31, 2023 to US$7.34 million for the fiscal year ended March 31, 2024, and (ii) a decrease of our labor costs from US$2.87 million for the fiscal year ended March 31, 2023 to US$2.49 million for the fiscal year ended March 31, 2024.

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2024 and 2023, our inventory costs amounted to US$7.34 million and US$12.10 million, respectively, representing 67.8% and 74.8% of our total cost of revenue for such respective periods. The decrease of our inventory costs was primarily due to a 44.1% decrease of the total sales volume from approximately 40.93 million units in fiscal year 2023 to approximately 22.86 million units in fiscal year 2024. This reduction was partially offset by an 8.5% increase of inventory cost per unit from US$0.30 in fiscal year 2023 to US$0.32 in fiscal year 2024.

For the fiscal years ended March 31, 2024 and 2023, our labor costs amounted to US$2.49 million and US$2.87 million, respectively, representing 23.0% and 17.7% of our total cost of revenue. The decrease of labor costs was primarily because we reduced the number of manufacturing employees from 166 in fiscal year 2023 to 136 in fiscal year 2024 to improve our operational efficiency.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended March 31, 2024 and 2023, our gross profit was US$3.92 million and US$7.87 million, respectively, and our gross profit margin was 26.6% and 32.7%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$14,748,551	100%	$24,059,556	100%	$(9,311,005)	(38.7)%
Cost	(10,825,943)	(73.4)%	(16,190,985)	(67.3)%	5,365,042	(33.1)%
Gross Profit	$3,922,608	26.6%	$7,868,571	32.7%	$(3,945,963)	(50.1)%

The gross profit margin slightly decreases compared to last year, primarily due to the increase in fixed cost per unit as a result of a decrease by 44.1% of total sales volume from 40.93 million units for the fiscal year 2023 to 22.86 million units for the fiscal year 2024, affected by the diminishing global export demands.

Operating Expenses

	For the years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(1,039,882)	(7.1)%	$(1,097,150)	(4.6)%	$57,268	(5.2)%
General and administrative expenses	(4,134,394)	(28.0)%	(3,898,894)	(16.2)%	(235,500)	6.0%
Research and development expenses	(594,521)	(4.0)%	(1,084,119)	(4.5)%	489,598	(45.2)%
Total	$(5,768,797)	(39.1)%	$(6,080,163)	(25.3)%	$311,366	(5.1)%

Selling expenses

Selling expenses primarily consist of: (i) freight fees and transportation fees; (ii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; and (iii) marketing and entertainment expenses for promotion; and (iv) free sample expenses incurred for obtaining new customers and sales orders.

Our selling expenses decreased by 5.2%, or US$0.06 million, from US$1.10 million for the fiscal year ended March 31, 2023 to US$1.04 million for the fiscal year ended March 31, 2024. The decrease was a result of combined factors that included: (i) a decrease of US$0.04 million in exhibition expenses; (ii) a decrease of US$0.03 million in office expenses; and (iii) a decrease of US$0.05 million in freight charges, due to the decrease in our sales volumes. The decrease was partially offset by (i) an increase of US$0.04 million in travelling expenses for site visit to our existing and potential customers in Europe and (ii) an increase of US$0.04 million in consulting service fees for market development and expansion to ASEAN market.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) office expenses, expenses for office supplies and consumables; (iv) agent and professional fees related to our initial public offering in the U.S.; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 6.0%, or US$0.24 million, from US$3.90 million for the fiscal year ended March 31, 2023 to US$4.13 million for the fiscal year ended March 31, 2024, which was primarily attributable to an increase of US$0.41 million in travel allowance and entertainment and partially offset by a decrease of US$0.21 million in salaries and benefits as a result of a reduction in the number of our general and administrative personnel.

Research and development (“R&D”) expenses

Research and development expenses primarily include (i) costs of materials and components for the research and development activities; (ii) salaries, welfare and insurance expenses paid to R&D employees; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses decreased by 45.2%, or US$0.49 million from US$1.08 million for the fiscal year ended March 31, 2023 to US$0.59 million for the fiscal year ended March 31, 2024, primarily due to a decrease in the materials and components consumption and employee salaries. These adjustments were made in response to a decrease in revenue, leading us to scale back our investment in R&D activities for fiscal year 2024.

Other income

Other income, primarily consists of: (i) government subsidy; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders, (iv) financial and interest income (loss), inclusive of interest income and interest expenses; and (v) gains or losses on exchange rate fluctuations.

Other income decreased by US$0.23 million from US$0.70 million in fiscal year 2023 to US$0.46 million in fiscal year 2024, which was primarily attributable to (i) a decrease in foreign exchange gain of US$0.14 million, (ii) a decrease of US$0.06 million in government subsidy and (iii) a decrease of US$0.03 million in overtime expense compensation and material enhancement compensation paid by customers for early delivery orders.

Income tax benefit/(expense)

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries, CCSC Technology Group and CCSC Interconnect HK that are considered HK resident enterprises under HK tax law, were subject to Hong Kong profit tax for any period presented as have assessable profit during the periods presented.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and operated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will be taxed at the existing 25.8% tax rate in 2024, 2023 and 2022. For the fiscal years ended March 31, 2024 and 2023, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operates in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was only established in February 2024 and had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets。

Our income tax benefit/(expense) decreased from tax expense of US$0.28 million for the fiscal year ended March 31, 2023 to tax benefit of US$0.09 million for the fiscal year ended March 31, 2024, which was due to the loss of CCSC Interconnect DG in fiscal year 2024.

Net (loss)/income

As a result of the foregoing, our net income decreased by 158.7%, or US$3.50 million from net income of US$2.21 million for the fiscal year ended March 31, 2023 to net loss of US$1.30 million for the fiscal year ended March 31, 2024.

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Years ended March 31,		change
	2023	2022	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$24,059,556	$27,169,935	$(3,110,379)	(11.4)%
Cost of revenue	(16,190,985)	(19,694,031)	3,503,046	(17.8)%
Gross profit	7,868,571	7,475,904	392,667	5.3%

Operating expenses:
Selling expenses	(1,097,150)	(866,136)	(231,014)	26.7%
General and administrative expenses	(3,898,894)	(3,318,815)	(580,079)	17.5%
Research and development expenses	(1,084,119)	(829,024)	(255,095)	30.8%
Total operating expenses	(6,080,163)	(5,013,975)	(1,066,188)	21.3%

Income from operations	1,788,408	2,461,929	(673,521)	(27.4)%

Other income/(expenses):
Other non-operating income, net	49,873	415,934	(366,061)	(88.0)%
Government subsidies	62,627	17,910	44,717	249.7%
Foreign currency exchange gains/(losses)	562,527	(199,759)	762,286	(381.6)%
Financial and interest income/(expenses), net	22,455	(7,028)	29,483	(419.5)%
Total other income	697,482	227,057	470,425	207.2%

Income before income tax expense	2,485,890	2,688,986	(203,096)	(7.6)%
Income tax expense	(277,738)	(399,828)	122,090	(30.5)%
Net income	$2,208,152	$2,289,158	$(81,006)	(3.5)%

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2023 and 2022, our total revenue was US$24.06 million and US$27.17 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia and the Americas.

Our revenue decreased by 11.4%, from US$27.17 million for the fiscal year ended March 31, 2022 to US$24.06 million for the fiscal year ended March 31, 2023. The decrease was primarily attributable to the 26.1% decrease of the total sales volume from approximately 55.39 million units for the fiscal year ended March 31, 2022 to approximately 40.93 million units for fiscal year ended March 31, 2023, and partially offset by the increase of 19.8% in the average selling price of our products from US$0.49 per unit for the fiscal year ended March 31, 2022 to US$0.59 per unit for the fiscal year ended March 31, 2023.

Our revenue generated from the sales to our top ten customers slightly decreased to US$15.23 million, or 63.3%, of our revenue for fiscal year 2023, from US$15.98 million, or 58.8%, of our revenue for fiscal year 2022. Many of our major customers are global name-brand manufacturers, such as Linak, Danfoss and Bitzer, and our relationships with many of our major customers date back many years. In fiscal years 2023 and 2022, sales to our top customers accounted for a significant portion of our total revenue; however, as the Company continues to develop new customers and expand into more markets, we expect such customer concentration will diminish over time.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the Fiscal Years Ended March 31,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cables and wire harnesses	$22,212,627	92.3%	$24,485,584	90.1%	$(2,272,957)	(9.3)%
Connectors	1,846,929	7.7%	2,684,351	9.9%	(837,422)	(31.2)%
Total	$24,059,556	100.0%	$27,169,935	100.0%	$(3,110,379)	(11.4)%

For the fiscal year ended March 31, 2023, our revenue generated from cables and wire harnesses decreased by 9.3%, from US$24.49 million for the fiscal year ended March 31, 2022 to US$22.21 million for the fiscal year ended March 31, 2023. The decrease of sales from cables and wire harnesses was primarily attributable to the decrease of sale volume, and was partially offset by increase of the overall selling prices of our cables and wire harness products. Compared with fiscal year 2022, our sales volume of cables and wire harnesses decreased by 27.0% from approximately 18.05 million units in fiscal year 2022 to approximately 13.17 million units in fiscal year 2023, and our average selling prices increased by 24.3% from US$1.36 per unit in fiscal year 2022 to US$1.69 per unit in fiscal year 2023, as we adjusted the selling prices in response to the increase in the costs of components and materials since July 2021. Our customers had purchased products in advance from us in fiscal year 2022 and the first half of the fiscal year 2023 in response to the expected increase of supply chain costs, resulting in a contraction in customer demand in the second half of the fiscal year 2023.

Our revenue generated from connectors accounted for 7.7% of our total revenue and decreased by 31.2% from US$2.68 million for the fiscal year ended March 31, 2022 to US$1.85 million for the fiscal year ended March 31, 2023. The decrease was primarily attributable to the 25.7% decrease of our total sales volume from approximate 37.34 million units in fiscal year 2022 to approximate 27.76 million units in fiscal year 2023 because our customers had purchased products in advance from us in fiscal year 2022 and the first half of the fiscal year 2023 in response to the expected increase of supply chain costs, resulting in a contraction in demand in the second half of the fiscal year 2023.

All of our revenue for the fiscal years ended March 31, 2023 and 2022 was generated from sales of our products to customers located in Europe, Asia and the Americas. The following table sets forth the disaggregation of revenue by regions:

	For the Fiscal Years Ended March 31,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$15,044,438	62.5%	$16,445,326	60.5%	$(1,400,888)	(8.5)%
Asia	7,438,292	30.9%	8,731,080	32.1%	(1,292,788)	(14.8)%
Americas	1,576,826	6.6%	1,993,529	7.4%	(416,703)	(20.9)%
Total	$24,059,556	100.0%	$27,169,935	100.0%	$(3,110,379)	(11.4)%

Our revenue generated from Europe decreased by 8.5%, from US$16.45 million for the fiscal year ended March 31, 2022 to US$15.04 million for the fiscal year ended March 31, 2023. The decrease was primarily attributable to (i) a decrease of sales in Denmark of US$0.56 million, from US$10.65 million for the fiscal year ended March 31, 2022, to US$10.10 million for the fiscal year ended March 31, 2023, (ii) a decrease of sales in Belgium of US$0.46 million, from US$0.46 million for the fiscal year ended March 31, 2022, to US$0.01 million for the fiscal year ended March 31, 2023, (iii) a decrease of sales in Bulgaria of US$0.30 million, from US$1.18 million for the fiscal year ended March 31, 2022, to US$0.88 million for the fiscal year ended March 31, 2023, (iv) a decrease of sales in Italy of US$0.25 million, from US$0.29 million for the fiscal year ended March 31, 2022, to US$0.04 million for the fiscal year ended March 31, 2023, and partially offset by the increase of sales of US$0.44 million in Hungary.

Our revenue generated from Asia decreased by 14.8%, from US$8.73 million for the fiscal year ended March 31, 2022, to US$7.44 million for the fiscal year ended March 31, 2023, which was primarily due to the sales decreases in China of US$1.80 million, and partially offset by the increase in sales in Association of Southeast Asian Nations, or ASEAN, of US$0.55 million. Sales orders in China decreased because our customers had purchased products in advance from us in the fiscal year 2022 and the first half of the fiscal year 2023 in response to the expected increase of supply chain costs, resulting in a contraction in demand in the second half of the fiscal year 2023. Our customers in ASEAN had increased demand for our cables and harness products for industrial power supply and robotic applications, and we were able to sell such products to these customers with higher unit selling prices.

Our revenue generated from the Americas decreased by US$0.42 million, from US$1.99 million for the fiscal year ended March 31, 2022 to US$1.58 million for the year ended March 31, 2023, which was primarily due to the sales decrease in North America of US$0.40 million.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principle operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue decreased by US$3.50 million, or 17.8%, from US$19.69 million for the fiscal year ended March 31, 2022 to US$16.19 million for the year ended March 31, 2023, which was in line with the decrease of the total revenue. The reason was primarily due to (i) a decrease of our inventory costs from US$14.22 million for the fiscal year ended March 31, 2022 to US$12.10 million for the fiscal year ended March 31, 2023, and (ii) a decrease of our labor costs from US$4.23 million for the fiscal year ended March 31, 2022 to US$2.87 million for the fiscal year ended March 31, 2023.

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2023 and 2022, our inventory costs amounted to US$12.10 million and US$14.22 million, respectively, representing 74.8% and 72.2% of our total cost of revenue for such respective periods. The decrease of our inventory costs was primarily due to the 26.1% decrease of the total sales volume from approximately 55.39 million units in fiscal year 2022 to approximately 40.93 million units in fiscal year 2023 and partially offset by the 15.5% increase of inventory cost per unit from US$0.26 in fiscal year 2022 to US$0.30 in fiscal year 2023.

For the fiscal years ended March 31, 2023 and 2022, our labor costs amounted to US$2.87 million and US$4.23 million, respectively, representing 17.7% and 21.9% of our total cost of revenue. The decrease of labor costs was primarily because we reduced the number of manufacturing employees from 235 in fiscal year 2022 to 166 in fiscal year 2023 to improve our operational efficiency.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended March 31, 2023 and 2022, our gross profit was US$7.87 million and US$7.48 million, respectively, and our gross profit margin was 32.7% and 27.5%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the Fiscal Years Ended March 31,				Change
	2023	%	2022	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$24,059,556	100.0%	$27,169,935	100.0%	$(3,110,379)	(11.4)%
Cost	(16,190,985)	(67.3)%	(19,694,031)	(72.5)%	3,503,046	(17.8)%
Gross Profit	$7,868,571	32.7%	$7,475,904	27.5%	$392,667	5.2%
Gross profit margin %	32.7%		27.5%		5.2%

The gross profit margin increased by 5.2%, from 27.5% for the fiscal year ended March 31, 2022 to 32.7% for the fiscal year ended March 31, 2023, which was primarily because the average selling price of our products was increased by 19.8% from US$0.49 per unit for the fiscal year ended March 31, 2022 to US$0.59 per unit for the fiscal year ended March 31, 2023, in response to the increase in the costs of components and materials, which increased by 15.5%, from US$0.26 per unit for the fiscal year ended March 31, 2022 to US$0.30 for the fiscal year ended March 31, 2023. As a result, our overall profitability increased by 5.2%, as the increase in average unit selling price outpaced the increase in average unit cost.

Operating Expenses

	For the Fiscal Years Ended March 31,				Change
	2023		2022		Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(1,097,150)	(4.6)%	$(866,136)	(3.2)%	$(231,014)	26.7%
General and administrative expenses	$(3,898,894)	(16.2)%	$(3,318,815)	(12.2)%	$(580,079)	17.5%
Research and development expenses	$(1,084,119)	(4.5)%	$(829,024)	(3.1)%	$(255,095)	30.8%
Total	$(6,080,163)	(25.3)%	$(5,013,975)	(18.5)%	$(1,066,188)	21.3%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) freight charges from our warehouses to our customers; (iii) marketing and entertainment expenses, including travelling, exhibition and promotion expenses; and (iv) other expenses, which primarily include free samples expense, office expenses and rental expenses. Our selling expenses increased by 26.7%, or US$0.23 million from US$0.87 million for the fiscal year ended March 31, 2022 to US$1.10 million for the fiscal year ended March 31, 2023. The increase was a result of combined factors that included: (i) an increase of US$0.16 million in exhibition expenses mainly for the Electronica trade fair in Munich, Germany, which was held in November 2022 and (ii) an increase of US$0.08 million in freight charges due to the impact of sea freight charges increase.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) office expenses, represents expenses for office supplies and consumables; (iv) agent and professional fees related to our proposed initial public offering in the U.S.; and (v) other expenses, which primarily include utilities, traveling, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 17.5%, or US$0.58 million, from US$3.32 million for the fiscal year ended March 31, 2022 to US$3.90 million for the fiscal year ended March 31, 2023, which was primarily attributable to an increase of US$0.55 million in agent and professional fees related to our proposed initial public offering in the U.S.

Research and development expenses

Research and development expenses primarily include (i) costs of materials and components for the research and development activities; (ii) salaries, welfare and insurance expenses paid to R&D employees; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses increased by 30.8%, or US$0.26 million from US$0.83 million for the fiscal year ended March 31, 2022 to US$1.08 million for the fiscal year ended March 31, 2023, which was primarily attributable to an increase in salaries for R&D employees of US$0.35 million as we increased our early R&D activities like performing feasibility studies with budgetary proposals for new projects and preparing proposals and related presentations to our potential customers from Electronica trade fair in Munich, Germany in November 2022. This was partially offset by a decrease in materials and components consumption for the research and development activities of US$0.12 million, because we focused on product iteration and the upgrading of existing products to fulfill our major customers’ demands in the first nine months of fiscal year 2023, and we did not increase our materials and components consumption since it is in the early stage for the new product development for our potential customers. We expect to continue to devote substantial resources in our research and development to further our competitiveness, even though such strategy might impact our profitability in the event we experience a market downturn.

Other income

Other income, primarily consists of: (i) government subsidy for providing time-limited financial support to pay staff salaries, due to the COVID-19 pandemic; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders, and (iv) financial and interest income (loss), inclusive of gains or losses on exchange rate fluctuations, interest income and interest expenses.

Other income increased by US$0.47 million from US$0.23 million in fiscal year 2022 to US$0.70 million in fiscal year 2023, which was primarily attributable to an increase in foreign exchange gain of US$0.76 million due to the appreciation of the U.S. dollar, partially offset by a decrease of US$0.28 million non-recurring engineering charge paid by customers, due to less temporary demand from customers as the impact of the supply chain disruptions fade.

Income tax expenses

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries, CCSC Technology Group and CCSC Interconnect HK that are considered HK resident enterprises under HK tax law, were subject to Hong Kong profit tax for any period presented as have assessable profit during the periods presented.

Netherlands

Our subsidiary, CCSC Interconnect NL, was incorporated and operated in the Netherlands, is subject to enterprise income tax on the respective country’s taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will be taxed at the existing 25.8% tax rate in 2023 and 2022. For the fiscal years ended March 31, 2023 and 2022, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Our income tax expenses decreased by 30.5%, from US$0.40 million for the fiscal year ended March 31, 2022 to US$0.28 million for the fiscal year ended March 31, 2023, which was due to the decrease in the taxable income of CCSC Interconnect HK in fiscal year 2023.

Net Income

As a result of the foregoing, our net income slightly decreased by 3.5%, or US$0.08 million from US$2.29 million for the fiscal year ended March 31, 2022 to US$2.21 million for the fiscal year ended March 31, 2023.

B. Liquidity and Capital Resources

As of March 31, 2024, we had US$5.73 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$2.67 million; (ii) cash in HK of US$3.03 million; and (iii) cash and restricted cash in the Netherlands of US$0.03 million. Under PRC laws, RMB can be converted into U.S. dollars under the Company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

As of the date of this annual report, we have financed our operations primarily through cash generated from our operations and the net proceeds raised from our initial public offering in January 2024. We intend to continue relying on these funding sources to support our future operations, and may consider seeking additional financing such as bank loans as needed.

We generated US$3.46 million from operating activities for the years ended March 31, 2023 and generated US$4.63 million from financing activities for the years ended March 31, 2024, respectively. Most of our cash resources were used to pay for the procurement of components, purchase of equipment and property, and payroll and rental expenses.

Accounts receivable amounted to US$2.75 million and US$2.26 million as of March 31, 2024 and 2023, respectively. All of the accounts receivable balances at March 31, 2023 have been fully collected as of the date of this report. Approximately 99.1%, or US$ 2.72 million, of the March 31, 2024 accounts receivable balance has been subsequently collected as of the date of this annual report.

As of March 31, 2024, we had a total inventory balance of US$2.02 million, which primarily included raw material of US$1.78 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.34 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2023, we had a total inventory balance of US$2.19 million, which primarily included raw material of US$1.42 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.49 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2024 and 2023, we had a long-term loan of $nil and US$0.04 million, respectively. These loans were borrowed from a bank in Hong Kong for working capital purpose. The long-term loan has been subsequently settled as of the date of this annual report.

As of March 31, 2024, we had working capital of US$7.54 million, as compared to working capital of US$9.64 million as of March 31, 2023. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date our consolidated financial statements for the year ended March 31, 2024 were released.

Cash Flows

Cash Flows Analysis for the Fiscal Years Ended March 31, 2024, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended March 31,		change
	2024	2023	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash (used in)/provided by operating activities	$(2,528,503)	$3,463,635	$(5,992,138)	(173.0)%
Net cash used in investing activities	(3,825,787)	(206,882)	(3,618,905)	1,749.3%
Net cash provided by/(used in) financing activities	4,626,269	(752,620)	5,378,889	(714.7)%
Effect of exchange rate changes on cash and restricted cash	(254,847)	(72,458)	(182,389)	251.7%
Net change in cash and restricted cash	(1,982,868)	2,431,675	(4,414,543)	(181.5)%
Cash and restricted cash, beginning of the year	7,717,615	5,285,940	2,431,675	46.0%
Cash and restricted cash, end of the year	$5,734,747	$7,717,615	$(1,982,868)	(25.7)%

	For the Fiscal Years Ended March 31,		Change
	2023	2022	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash provided by operating activities	$3,463,635	$2,921,616	$542,019	18.6%
Net cash used in investing activities	(206,882)	(177,639)	(29,243)	16.5%
Net cash used in financing activities	(752,620)	(157,402)	(595,218)	378.2%
Effects of exchange rate changes on cash and restricted cash	(72,458)	46,415	(118,873)	(256.1)%
Net change in cash and restricted cash	2,431,675	2,632,990	(201,315)	(7.6)%
Cash and restricted cash, beginning of the year	5,285,940	2,652,950	2,632,990	99.2%
Cash and restricted cash, end of the year	$7,717,615	$5,285,940	$2,431,675	46.0%

Operating Activities

For the fiscal year ended March 31, 2024, our net cash used in operating activities was US$2.53 million, which was primarily attributable to (i) net loss of US$1.30 million, adjusted by an inventory write-down of US$0.19 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.75 million, and foreign currency exchange gains of US$0.23 million; (ii) an increase of US$0.7 million in prepaid expenses and other current assets due to the income tax prepayments to Hong Kong authority; and (iii) an increase of US$0.5 million in accounts receivable due to the slow recovery.

For the fiscal year ended March 31, 2023, our net cash provided by operating activities was US$3.46 million, which was primarily attributable to (i) net income of US$2.21 million, adjusted by inventory reserve of US$0.37 million and depreciation and amortization of US$0.22 million; (ii) a decrease in inventories of US$2.03 million due to the decrease of inventory purchase as the sales orders decrease; and (iii) a decrease in accounts receivable of US$0.59 million, due to collection of account receivables, partially offset by a decrease in accounts payable of US$2.05 million, due to a decrease in material and component purchases and stockpiles.

For the fiscal year ended March 31, 2022, our net cash provided by operating activities was US$2.92 million, which was primarily attributable to (i) net income of US$2.29 million, adjusted by depreciation and amortization of US$0.33 million; (ii) an increase in accounts payable of US$0.76 million, due to an increase in material and component purchases and stockpiles; and (iii) a decrease in accounts receivable of US$0.29 million, due to collection of account receivables; partially offset by an increase in inventory of US$1.27 million, due to increase in raw material stockpiled and inventory in transit.

Investing activities

Our net cash used in investing activities was US$3.83 million, US$0.21 million and US$0.18 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The cash flow in fiscal year 2024 primarily reflected the purchase of new equipment and software of US$0.19 million and prepayment of long-term equipment and mold model of US$3.64 million. The cash flow in fiscal year 2023 primarily reflected the purchase of new equipment of US$0.06 million for producing new products based on customer requirements, new motor vehicle of US$0.09 million, and new software of US$0.06 million for daily office operation. The cash flow in fiscal year 2022 primarily reflected the purchase of new equipment of US$0.38 million for producing new products based on customer requirements and proceeds from disposal of property and equipment of US$0.20 million for selling the production moulds to our customers.

Financing activities

For the fiscal year ended March 31, 2024, our net cash provided by financing activities was US$4.63 million, which consisted of proceeds from issuance of Ordinary Shares, net of issuance cost of US$4.67 million and partially offset by the repayments of long-term bank loans of US$0.04 million.

For the fiscal year ended March 31, 2023, our net cash used in financing activities was US$0.75 million, which consisted of proceeds from short-term bank loans of US$0.14 million, repaid within the fiscal year and partially offset by the repayment of a long-term bank loan of US$0.16 million, and an increase in the deferred offering costs of US$0.60 million for the anticipated initial public offering of our Ordinary Shares in the U.S.

For the fiscal year ended March 31, 2022, our net cash used in financing activities was US$0.16 million, which consisted of proceeds from a shareholder’s contribution of US$0.46 million, proceeds from short-term bank loans of US$0.11 million repaid within the fiscal year and partially offset by the repayment of a long-term bank loan of US$0.15 million, and an increase in the deferred offering costs of US$0.46 million for the anticipated initial public offering of our Ordinary Shares in the U.S.

Capital Expenditure

Our capital expenditures were US$3.80 million, US$0.15 million and US$0.38 million for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Generally, our capital expenditures are used primarily for the purchase of machinery and equipment relating to manufacture of interconnect products.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(Amounts expressed in U.S.$)
Lease obligations	$1,842,207	578,173	1,050,216	213,818
Capital commitment	3,347,331	3,347,331	-	-
Total	$5,189,538	3,925,504	1,050,216	213,818

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales.

On November 7, 2023, the Company renewed leased equipment with original leases term expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Company will have ownership of the equipment upon maturity of the leases.

On November 23, 2023, the Company combined and renewed leased office with two original leases term expired on November 31, 2023 and extended the lease term for another two years to November 30, 2025.

The renewed lease caused the increased lease right-of-use assets and liabilities, which was disclosed in Note 10 in our consolidated financial statements for the fiscal year ended March 31, 2024.

The Company also had equipment purchase agreements with two independent third party vendors, with a future payment of US$2.52 million by the December 2024 and US$0.82 million in November 2024, respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2024.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Risks and Uncertainties

Our headquarters and sales office are located in HK, while we conduct the manufacturing of interconnect products through our PRC subsidiary located in mainland China. For the fiscal years ended March 31, 2024, 2023 and 2022, all of our revenue was generated by our HK and PRC subsidiaries collectively. As such, our business, financial condition, and results of operations are subject to risks and uncertainties relating to political, economic, and legal environments in HK and mainland China, as well as the general state of the economy of HK and mainland China. Our financial results may be adversely affected by changes in the political, regulatory and social conditions in HK and mainland China.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) income taxes. See “Summary of Significant Accounting Policies” under note 2 to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving, which is dependent upon factors such as historical and forecasted consumer demand. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. We review our inventories periodically if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the years ended March 31, 2024, 2023 and 2022, we recorded $188,268, $369,512 and $117,807 of inventories write-down from the carrying amount to their net realizable values.

Estimate for the valuation allowance of deferred tax assets

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of March 31, 2024 and 2023, the Company recorded $121,016 and $90,991 valuation allowance for the deferred tax assets.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Chi Sing Chiu	64	Chairman of the board, director
Kung Lok Chiu	35	Chief Executive Officer (“CEO”), director
Kwok Kwan Chan	56	Chief Operation Officer (“COO”)
Chee Hui Law	45	Chief Finance Officer (“CFO”)
Chi Man Chan, William	60	Chief Sale Officer (“CSO”)
Sin Ting Chiu	37	Director
Wai Chun Tsang	69	Independent director
Tsz Fai Shiu	60	Independent director
Kenneth Wang	70	Independent director
Pak Keung Chan	86	Independent director

Dr. Chi Sing Chiu is the founder of the Company, and has served as the chairman of the board and a director of the Company since October 2021, and chairman of CCSC Interconnect HK from January 2021 to September 2021. He is in charge of the leadership of the board, strategic planning and major decision-making of our Company. From March 1993 to December 2020, he was the CEO of CCSC Interconnect HK. Dr. Chiu holds an Honorary Doctorate degree in business administration from Sabi University, and received a post-doctoral fellowship from California State University. He is currently pursuing a doctoral degree of regional and industrial economic management from Nanchang University.

Dr. Chiu is a successful entrepreneur with over 30 years’ experience in the interconnect products industry. He has been awarded a Medal of Honor from the Austrian Albert Schweitzer Association in June 2020, and Elite of Commerce from the Economic of French Collection Metropolis Prosperity in each of 2011 and 2012. Dr. Chiu is keen on public welfare undertakings and has been awarded as Outstanding Social Responsibility Entrepreneur Award from the Hong Kong Commercial Daily in August 2021.

Mr. Kung Lok Chiu has served as the CEO and a director of the Company since October 2021. He has also served as the CEO of CCSC Interconnect HK since January 2021, and in such capacity is responsible for our Company’s overall management, corporate development and strategic planning. From January 2018 to December 2020, he served as the sales director of CCSC Interconnect HK, managing the sales department. From April 2014 to December 2017, he served as the sales manager of CCSC Interconnect HK. Mr. Chiu holds a Bachelor’s degree in Mechanical Engineering from Loughborough University and an MBA degree from Concordia University Wisconsin. He is currently pursuing a doctoral degree in Regional and Industrial Economic Management from Nanchang University. Mr. Chiu was awarded a New Generation Enterprise Elite Award from Hong Kong Federation of Innovative Technologies and Manufacturing Industries in July 2022. Mr. Chiu supports public welfare undertakings and was awarded the Best Social Responsibility Award from the Guangdong-HK-Macao Bay Area Entrepreneurs Union in September 2022.

Mr. Kwok Kwan Chan has served as our COO since October 2021. He has also served as the COO of CCSC Interconnect HK since July 2020, responsible for the management and daily operation of various departments. From February 2016 to March 2021, he served as the executive assistant to the general manager of CCSC HK. Mr. Chan holds a Bachelor’s degree in Electrical and Electronics Engineering from Portsmouth University and a Postgraduate diploma in Industrial Automation from Hong Kong Polytechnic University.

Mr. Chee Hui Law has served as our CFO since October 2021. He has also served as the CFO of CCSC Interconnect HK since January 2021. From October 2019 to December 2020, he served as a director of Excellence Capital Management Limited and was responsible for the project management for the Company. From April 2019 to September 2019, he served as the CFO of State Energy International Group Ltd. and was responsible for the overall management of its accounting and corporate finance department, including overseeing the financial management, regulatory compliance and reporting obligation. From September 2012 to March 2019, he served as the CFO and company secretary of AAB International Holding Limited. Mr. Law holds a Bachelor’s degree in accounting from the Royal Melbourne Institute of Technology University in Australia. Mr. Law is a Certified Practicing Accountant of CPA Australia and Member of Hong Kong Institute of Certified Public Accountants.

Mr. Chi Man Chan (William) has served as our CSO since October 2021. He has also served as the CSO of CCSC Interconnect HK since October 2020. From January 1997 to September 2020, he served as the vice president of CCSC Interconnect HK, managing the daily operation of the sales department. Mr. Chan holds a High Diploma in computer science from Chu Hai College of Higher Education in Hong Kong. With over twenty-five years of experience in sales of interconnect products, we believe Mr. Chan is well qualified to serve as our CSO.

Ms. Sin Ting Chiu has served as a director of the Company since October 2021. From May 2016 to September 2021, she was responsible for overseeing the overall administration and human resources affairs and served as the manager of the finance department of CCSC Interconnect HK. Ms. Chiu holds a Bachelor’s degree in Bioscience (nutrition) from the University of Nottingham.

Dr. Wai Chun Tsang has been an independent director since December 2023. In April 2000, she founded TWC Corporate Services Ltd., a company that provides accounting, corporate and private equity fund administration services, and has since served as a managing director, responsible for overall supervision of the company. Currently, she serves as a director of ten companies, including a Hong Kong listed company, Timeless Software Ltd. Ms. Tsang holds a diploma in secretarial management from Hong Kong Baptist College, an MBA from Heriot-Watt University, an Honorary Doctorate degree in business administration from Sabi University in France, and a Doctorate degree from International American University.

Dr. Tsz Fai Shiu has been an independent director since December 2023. Since 2005, he has been working for Knowing Management Consultancy, where he serves as the principal consultant and training director. His responsibilities include: overall office administration and management, formulating marketing strategies and performing marketing functions, providing consulting and training services to individual and corporate clients. Mr. Shiu holds a Bachelor’s degree in social service and social work from Hong Kong Polytechnic University, a Master’s degree in business administration from Sheffield Hallam University in United Kingdom, and a Doctorate degree in business administration from Bulacan State University in Philippines.

Mr. Kenneth Wang has been an independent director since December 2023. Since September 2009, he has served as the President of Synergy Turfs Co., Ltd., a Taiwanese company that produces artificial turf for leisure and sports industry, where he oversees new market expansion and product development, manages key accounts to promote profitability and customer satisfaction. From March 1993 to September 2009, he served as the managing director of Best Interlink Group, where he managed primary account relationships. From June 1981 to March 1993, he served as the head of the Sr. technical staff of Hughes Aircraft Company in Fullerton, where he provided technical evaluations of engineering design documents sourced from third parties, advised design team on potential implementation plans, and monitored design processes from conceptual through implementation. Mr. Wang holds a Bachelor’s degree in electrical engineering from California State University and an MBA from the National University (La Jolla, CA).

Dr. Pak Keung Chan has been an independent director since December 2023. Since April 2016, he has been working as an independent advisor, specializing on the design, testing and global marketing of computer memory products and systems for aerospace and military industries. He served as an Emeritus Consultant to the chairman and CEO of the Integrated Manufacturing Solutions, Greater China, from April 2015 to March 2016, and served as the President, of Sanmina Corporation, a Nasdaq listed company, from March 1999 to March 2015. Dr. Chan holds a Bachelor’s degree in Mechanical Engineering and Automation from Tianjin University; and Postgraduate degree in Applied Electronic Engineering from Hong Kong University; and Honorary Doctorate degree of Philosophy in Business Administration from Tarlac State University. He also received post-doctoral fellowship in Art Management and Technology from University of Quebec, and post-doctoral fellowship in Business and Technology Management from China National School of Administration.

Family Relationships

Dr. Chi Sing Chiu is father of Mr. Kung Lok Chiu and Ms. Sin Ting Chiu. None of the other directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our biggest shareholder, our director and chairman of the Board, Dr. Chi Sing Chiu, owns approximately 72.58% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing standards. Dr. Chi Sing Chiu, has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Capital Market.

B. Compensation

For the year ended March 31, 2024, we paid an aggregate of approximately US$1,126,756 in cash to our executive officers and directors, and we paid an aggregate of US$21,600 in cash to our non-executive directors. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified; however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our current board of directors, which comprises of 7 directors, has been making decisions regarding executive officer compensation. Our compensation committee is responsible for making decisions regarding executive officer compensation, and our audit committee will be making decisions regarding related-party transactions.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. We have determined that each of Wai Chun Tsang, Tsz Fai Shiu, Pak Keung Chan, and Kenneth Wang satisfies the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3under the Securities Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Wai Chun Tsang, Tsz Fai Shiu, and Pak Keung Chan. Wai Chun Tsang is the chairperson of our audit committee. Our board of directors also has determined that Wai Chun Tsang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Tsz Fai Shiu, Wai Chun Tsang, and Kenneth Wang. Tsz Fai Shiu is the chairperson of our compensation committee. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Kenneth Wang, Wai Chun Tsang, and Pak Keung Chan. Pak Keung Chan is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

Agreements with Named Executive Officers

We have entered into employment agreement with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 4.1 to this annual report. Upon expiration of the 3-year term, the employment shall be automatically extended for successive three-year terms unless either party gives the other party provides a 1-month prior written notice to terminate the employment before the expiration of such 3-year term or otherwise terminated earlier pursuant to the terms of the agreement. We may terminate the employment for “cause”, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is calculated based on 11,581,250 Ordinary Shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers*:
Chi Sing Chiu(1)	8,406,000	72.58%
Kung Lok Chiu	—	0%
Kwok Kwan Chan, Chee Hui Law,
Chi Man Chan (William)(2)	300,000	2.59%
Sin Ting Chiu	—	0%
Wai Chun Tsang	—	0%
Tsz Fai Shiu	—	0%
Kenneth Wang	—	0%
Pak Keung Chan	—	0%
Directors and Executive Officers as a group		75.17%

5% Shareholders**:
CCSC Investment Limited(1)	8,406,000	72.58%

*	Unless otherwise indicated, the business address of each of the individuals is 1301-03, 13/f Shatin Galleria, 18-24Shan Mei St, Fotan, Shatin, Hong Kong.

**	The principal office of the 5% beneficial owner is located at 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong.

(1)	Dr. Chi Sing Chiu, chairman of the board of directors, beneficially owns 8,406,000 Ordinary Shares through his 69.20% ownership of CCSC Investment Limited, which owns 72.58% of the issued and outstanding shares of the Company.

(2)	Kwok Kwan Chan, Chee Hui Law and Chi Man Chan (William) jointly beneficially own 300,000 Ordinary Shares through their 23.89%, 21.66% and 23.89% ownership of Cyber Generations Investment Limited, which owns 2.59% of the issued and outstanding shares of the Company.

As of the date of this report, none of our Ordinary Shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

As detailed in Note 17 of “Item 18. Financial Statement”, the Company made a revision relating to deductible VAT-Input in prepaid expenses and other current assets. The Company concluded that this adjustment was immaterial to the consolidated financial statements as of March 31, 2023, 2022, and 2021. The Company's compensation was determined on a fixed amount, and no incentive-based compensation received on or after October 2, 2023 was based on the attainment of a financial reporting measure affected by this revision of the Company’s consolidated financial statements. Consequently, the Company concludes that as of the date of this annual report, no recovery of erroneously awarded compensation is mandated under the Company’s compensation recovery policy, a copy of which is attached as Exhibit 97.1 to this annual report.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

Sales to Related Parties

For the fiscal years ended March 31, 2024, 2023 and 2022, the Company did not sell goods to its related parties. As of the date of this report, the Company did not sell goods to its related parties in fiscal year 2025.

Purchases from Related Parties

For the fiscal year ended March 31, 2022, the Company made prepayments of $84,871 to Dongguan Concord Internet of Things Seienct Technology Ltd, a company owned by Dr. Chi Sing Chiu, the controlling shareholder and chairman of the board of director of the Company, to purchase materials. For the fiscal year ended March 31, 2022, the Company purchased materials of $32,846 from Dongguan Concord Internet of Things Seienct Technology Ltd. As of March 31, 2022, the balance of the prepayment to Dongguan Concord Internet of Things Seienct Technology Ltd. was $52,025, which amount was fully refunded in June 2022.

As of the date of this report, the Company did not purchase goods from its related parties in fiscal year 2025.

Loans to Related Parties

The Company provided a loan in the amount of $433,689 to Dr. Chi Sing Chiu, the controlling shareholder and chairman of the board of director of the Company. The loan was unsecured, interest free and due upon demand. The loan was fully repaid in May 2022. As of March 31 2022, 2023 and 2024, the balance of the loan was in the amount of $430,582, $0 and $0, respectively.

Loans from Related Parties

Woon Bing Yeung, a shareholder of CCSC Investment Limited that owns 72.58% shares of the Company and the wife of Dr. Chi Sing Chiu, made unsecured, interest-free and due upon demand loans to the Company for working capital. The balance was fully repaid in May 2022. As of March 31, 2022, 2023 and 2024, the Company had $215,619, $0 and $0, respectively, due to Woon Bing Yeung.

Loan Guaranteed by Related Parties

Dr. Chi Sing Chiu and Woon Bing Yeung, who jointly own 72.58% of the Company’s shares through CCSC Investment Limited, provided personal guarantees for a bank loan in the amount of $464,354 (HK$3,600,000) with a 3-year term, from June 30, 2020 to June 29, 2023, from Bank of China (HK) Limited (“BOCHK”). The personal guarantees for the bank loan were released as the balance was fully repaid in June 2023. The balance of the loan was $196,165, $39,725, and $0, as of March 31, 2022, 2023 and 2024, respectively.

During the fiscal year ended March 31, 2022, Dr. Chi Sing Chiu and Woon Bing Yeung also provided their personal guarantees for a revolving export invoice discounting facility with a maximum amount of $1,929,409 (HK$15,000,000), a revolving loan facility with a maximum amount of $385,882 (HK$3,000,000) and a forex hedging facility in an amount up to $257,255 (HK$2,000,000) from BOCHK (the “Facilities”). The personal guarantees for the foregoing facilities were released because the Company ceased to use the such facilities in May 2024. This is because the Company received offering proceeds from its initial public offering completed in January 2024 to support its operations. The balances of such facilities were $0, $0, and $0 as of March 31, 2022, 2023, and 2024, respectively.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board of Directors—Agreements with Named Executive Officers.”

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profits, if any, or share premium amounts, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Current PRC laws and regulations permit our PRC subsidiary to pay dividends to CCSC Technology Group only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings. These reserve funds, however, may not be distributed as cash dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our direct wholly-owned subsidiaries. Pursuant to the PRC EIT Law and its implementation rules, any dividends paid by our PRC subsidiary to CCSC Technology Group will be subject to a withholding tax rate of 10% unless otherwise reduced to 5% by relevant tax authorities according to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, or other applicable laws. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, CCSC Technology Group. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. CCSC Technology Group, intends to apply for the tax resident certificate when CCSC Interconnect DG plans to declare and pay dividends to it.

If we pay any dividends, cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 18, 2024 under the symbol “CCTG.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since January 18, 2024 under the symbol “CCTG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-270741), as amended, initially filed with the SEC on March 22, 2023.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange” and “—PRC Regulations Related to Foreign Exchange Registration of Offshore Investment by Mainland China Residents.”

E. Taxation

The following discussion of material PRC, Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Hong Kong, and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) is an ordinance that regulates taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

PRC Laws and Regulations on Taxation

Enterprise Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered as mainland China resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not offshore enterprises controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a mainland China tax resident by virtue of having a “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of mainland China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of mainland China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of mainland China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of mainland China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain income sourced from mainland China, such as dividends, to such Chinese-controlled offshore-incorporated enterprise as provided under the EIT Law and Circular 82.

We believe that our Cayman Islands holding company, CCSC Technology International Holdings Limited, is not a mainland China resident enterprise for PRC tax purposes. CCSC Technology International Holdings Limited is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our company meets all of the conditions above or is a mainland China resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the competent PRC government will ultimately take a view that is consistent with our position and there is a risk that the competent PRC tax authorities may deem our company as a mainland China resident enterprise, in which case we would be subject to the EIT at the rate of 25% on our worldwide income. If the competent PRC tax authorities determine that our Cayman Islands holding company is a mainland China “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our enterprise shareholders that are not mainland China resident enterprises and with respect to gains derived by our enterprise shareholders that are not mainland China resident enterprises from transferring our Ordinary Shares. It is unclear whether, if we are considered a mainland China resident enterprise, holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the EIT Law, we may be classified as a mainland China “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our shareholders who are not mainland China residents and have a material adverse effect on our results of operations and the value of your investment.”

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a mainland China resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a mainland China resident enterprise in the public securities market) without a reasonable commercial purpose, the competent PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from taxable properties in mainland China;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within the territories of mainland China, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from the territories of mainland China;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the taxable properties in mainland China.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017. SAT Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by an enterprise that is not mainland China resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of SAT Circular 7 and SAT Circular 37. SAT Circular 7 and SAT Circular 37 may be determined by the competent PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to comply with SAT Circular 7 and SAT Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their holding companies that are not mainland China resident enterprises.”

Value-added Tax

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and were recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and were recently amended on October 28, 2011, collectively the VAT Laws, all entities and individuals in mainland China engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

According to the Circular on Adjusting Value-added Tax Rates, which was promulgated by the MOF and the State Administration of Taxation, or the SAT, on April 4, 2018 and became effective on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10%, respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, which was promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or importation of goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9%, respectively.

As of the date of this report, the VAT rate applicable to our sales of goods is 13%.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in our share offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in our initial public offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company” and “—C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2024, 2023 and 2022, the aggregate amounts of cash and restricted cash of $2,672,506, $4,584,530 and $1,683,903, respectively, were held at major financial institutions located in mainland China; and $3,062,241, $3,133,085 and $3,602,037, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in the Europe, Asia and the Americas. The Company’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were two customers who accounted for approximately 17.4% and 12.7% each of our total revenue for the year ended March 31, 2024, respectively. There were three customers who accounted for approximately 12.0%, 10.6% and 10.5% of total revenue for the year ended March 31, 2023, respectively. There was one major customer who accounted for approximately 15.5% of total revenue for the year ended March 31, 2022.

There were two customers who accounted for approximately 21.6% and 10.4% each of the accounts receivable balance as of March 31, 2024. There was no customer who accounted for more than 10% of the accounts receivable balance as of March 31, 2023. There was one customer who accounted for approximately 10.4% of the accounts receivable balance as of March 31, 2022.

There was one supplier who accounted for 12.1% of the Company’s total purchases for the year ended March 31, 2024. There was no single supplier that accounted for over 10% of the Company’s total purchases for the years ended March 31, 2023 and 2022.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details.

Currency Risk

The functional currency and reporting currency of the Company is the United States Dollar (“US$”). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, and the Netherlands, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”) and Euro (“EUR”), as their functional currencies. Therefore, we are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between currencies.

In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of the fluctuations in currency exchange rates, we recorded a foreign currency translation adjustment in other comprehensive loss of US$728,399, due to the unfavorable exchange rate of our functional currencies towards US$ for the fiscal year ended March 31, 2023. As such, fluctuations in currency exchange rates from period-to-period may result in significant period-over-period changes in our reported financial performance. For the fiscal year ended March 31, 2024, we incurred and recognized foreign currency translation income of US$0.43 million as a result of changes in the exchange rate.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-270741) for our initial public offering, which was declared effective by the SEC on December 28, 2023. In January 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,375,000 Ordinary Shares at a price of $4.00 per share for $5.50 million. Revere Securities, LLC and R.F. Lafferty & Co., Inc. were the underwriters of our initial public offering. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 Ordinary Shares at the price of US$4.00 per share. Gross proceeds of our initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$6.325 million, before deducting underwriting discounts and other related expenses.

We incurred approximately $2.71 million in expenses in connection with our initial public offering, which included approximately $0.47 million in underwriting discounts and commissions, approximately $0.19 million in expenses paid to or for the underwriter’s non-accountable expenses, approximately $1.87 million in other expenses, and approximately $0.18 million paid for underwriter’s legal counsel service fee. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $3.62 million, after deducting underwriting discounts and the offering expenses payable by us.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2024, due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of March 31, 2023 and 2024, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of March 31, 2024, we identified the material weaknesses related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of proper control of related to logical access security management and system change management over our financial reporting system. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

Our management has implemented and is currently taking the steps necessary to remediate the ineffectiveness, such as (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) actively recruiting more qualified staff to fill up the key roles in the operations; and iii) setting up a financial and system control framework with formal documentation of polices and controls in place. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors also has determined that Wai Chun Tsang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Wai Chun Tsang also satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. We have make our code of business conduct and ethics publicly available on our website, which can be accessed at https://ir.ccsc-interconnect.com/corporate.html.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm, since September 1, 2022, and Friedman LLP, our independent registered public accounting firm before September 1, 2022, for the periods indicated.

	For the Years Ended March 31,
	2024	2023	2022
Audit fees(1)	$348,000	$318,000	$320,000
Total	$348,000	$318,000	$320,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our registration statement on Form F-1(File No. 333-270741), as amended, initially filed with the SEC on March 22, 2023. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Risk management and strategy

Cybersecurity is a vital aspect of maintaining the trust of our customers and employees. We have instituted a comprehensive cybersecurity risk management program that employs various methods to monitor and assess our threat environment and risk profile. These methods include the use of manual and automated tools, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us and conducting vulnerabilities assessments. We also (i) established procedures to evaluate our backup systems timely as well as to review the security level of our current systems and consider upgrading our security and software testing if needed, (ii) established a fire wall to prevent external cyber risks, and (iii) provided cybersecurity training to our employees.

We have implemented protocols to safeguard against cybersecurity threats and prevent unauthorized access to sensitive data. We regularly assess the Company’s cybersecurity risks and vulnerabilities by identifying potential threats, evaluating the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure full compliance with cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation, control, and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to enhance employees’ awareness of cybersecurity risks and to help them better understand their roles and responsibilities in protecting the assets and data of the Company and its subsidiaries. As of the date of this annual report, we do not engage third parties in connection with such evaluation or training processes. In the future, we may engage third parties from time to time to conduct risk assessments.

We believe these are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. During the fiscal year ended March 31, 2024, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

Governance

Our board of directors are primarily responsible for the overall risk management and implementation of such policies and procedures, which will be updated every year under the monitoring of our board of directors, and shall be approved by our board of directors to make sure such policies and procedures satisfy the requirements of IATF 16949 and ISO 9001. The executive management team is responsible for overseeing risk monitoring carried out by our IT department.

More specifically, our IT department is responsible for regularly monitoring cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats. In the event of a cybersecurity threat or cybersecurity incident, they inform executive management and our board of directors. Furthermore, the IT department conducts thorough analyses of both internal and external cybersecurity risks as required, holding regular meetings with executive management and department heads to address operational risks.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.3	English translation of Contract on Leasing Plant and Dormitory in Qingxi Town, Dongguan, PRC, dated June 30, 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
8.1	Principal Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CCSC Technology International Holdings Limited

	By:	/s/ Kung Lok Chiu
Kung Lok Chiu
Chief Executive Officer and Director
(Principal Executive Officer)

Date: July 22, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CCSC Technology International Holdings Limited. and its subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, change in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the Statement of Changes in Shareholders’ Equity at March 31, 2022, which includes the opening balance at March 31, 2021, as described in Note 17. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

July 22, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited, before the adjustments to the consolidated financial statements as described in Note 17, the accompanying consolidated statements of income and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows of CCSC Technology International Holdings Limited and its subsidiaries (collectively, the “Company”) for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, before the adjustments to the consolidated financial statements as described in Note 17, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor through 2022.

New York, New York

October 31, 2022

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of March 31,
	2024	2023
Assets
Current assets:
Cash	$5,525,430	$7,708,310
Restricted cash	209,317	9,305
Accounts receivable	2,750,214	2,260,222
Inventories, net	2,023,456	2,187,518
Deferred initial public offering costs	-	1,051,038
Prepaid expenses and other current assets	1,474,405	814,308
Total current assets	11,982,822	14,030,701

Non-current assets:
Property, plant and equipment, net	198,901	211,949
Intangible asset, net	38,183	88,319
Operating right-of-use assets	1,659,297	2,121,070
Finance lease right-of-use asset	17,788	-
Deferred tax assets, net	287,394	41,015
Other non-current assets	3,753,646	41,844
Total non-current assets	5,955,209	2,504,197
TOTAL ASSETS	$17,938,031	$16,534,898

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,175,974	$1,663,749
Advance from customers	207,293	186,874
Accrued expenses and other current liabilities	1,523,843	1,648,970
Taxes payable	24,974	365,851
Operating lease liabilities, current	506,061	485,051
Finance lease liabilities, current	4,454	-
Long-term bank loan, current portion	-	39,725
Total current liabilities	4,442,599	4,390,220

Non-current liabilities:
Operating lease liabilities, non-current	1,184,056	1,653,411
Finance lease liabilities, non-current	13,709	-
Total non-current liabilities	1,197,765	1,653,411
TOTAL LIABILITIES	5,640,364	6,043,631

Commitments and Contingencies	-	-

Shareholders’ equity
Ordinary shares (par value of US$0.0005 per share; 100,000,000 shares authorized, 11,581,250 and 10,000,000 shares issued and outstanding as of March 31, 2024 and 2023) (“Ordinary Shares”)	5,791	5,000
Subscription receivable	-	(5,000)
Additional paid-in capital	4,855,795	1,236,773
Statutory reserve	813,235	813,235
Retained earnings	8,491,783	9,786,946
Accumulated other comprehensive loss	(1,868,937)	(1,345,687)
Total shareholders’ equity	12,297,667	10,491,267
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,938,031	$16,534,898

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2024	2023	2022
Net revenue	$14,748,551	$24,059,556	$27,169,935
Cost of revenue	(10,825,943)	(16,190,985)	(19,694,031)
Gross profit	3,922,608	7,868,571	7,475,904

Operating expenses:
Selling expenses	(1,039,882)	(1,097,150)	(866,136)
General and administrative expenses	(4,134,394)	(3,898,894)	(3,318,815)
Research and development expenses	(594,521)	(1,084,119)	(829,024)
Total operating expenses	(5,768,797)	(6,080,163)	(5,013,975)
(Loss)/income from operations	(1,846,189)	1,788,408	2,461,929

Other (expenses)/income:
Other non-operating (expenses)/income, net	(35,509)	49,873	415,934
Government subsidy	7,255	62,627	17,910
Foreign currency exchange income/(loss)	425,308	562,527	(199,759)
Financial and interest income/(expenses), net	67,636	22,455	(7,028)
Total other income	464,690	697,482	227,057

(Loss)/income before income tax expense	(1,381,499)	2,485,890	2,688,986
Income tax benefit/(expense)	86,336	(277,738)	(399,828)
Net (loss)/income	(1,295,163)	2,208,152	2,289,158

Other comprehensive (loss)/income
Foreign currency translation adjustment	(523,250)	(728,399)	368,037
Total comprehensive (loss)/income	$(1,818,413)	$1,479,753	$2,657,195

(Loss)/earnings per share
Basic and Diluted	$(0.13)	$0.22	$0.23
Weighted average number of ordinary shares
Basic and Diluted	10,288,525	10,000,000	10,000,000

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for number of shares)

	Ordinary Shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Share	Amount	receivable	capital	reserves	earnings	loss	equity
Balance as of March 31, 2021	10,000,000	$5,000	$(466,520)	$1,236,773	$813,235	$5,289,636	$(985,325)	$5,892,799
Net income	-	-	-	-	-	2,289,158	-	2,289,158
Capital contribution by shareholder	-	-	461,520	-	-	-	-	461,520
Foreign currency translation adjustment	-	-	-	-	-	-	368,037	368,037
Balance as of March 31, 2022	10,000,000	$5,000	$(5,000)	$1,236,773	$813,235	$7,578,794	$(617,288)	$9,011,514
Net income	-	-	-	-	-	2,208,152	-	2,208,152
Foreign currency translation adjustment	-	-	-	-	-	-	(728,399)	(728,399)
Balance as of March 31, 2023	10,000,000	$5,000	$(5,000)	$1,236,773	$813,235	$9,786,946	$(1,345,687)	$10,491,267
Net loss	-	-	-	-	-	(1,295,163)	-	(1,295,163)
Capital injection by shareholder	-	-	5,000	-	-	-	-	5,000
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment, net of issuance cost	1,581,250	791	-	3,619,022	-	-	-	3,619,813
Foreign currency translation adjustment	-	-	-	-	-	-	(523,250)	(523,250)
Balance as of March 31, 2024	11,581,250	$5,791	$-	$4,855,795	$813,235	$8,491,783	$(1,868,937)	$12,297,667

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(1,295,163)	$2,208,152	$2,289,158
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Inventory write-down	188,268	369,512	117,807
Depreciation and amortization	238,757	221,106	330,269
Amortization of right-of-use asset	509,086	526,546	330,812
Losses/(gains) from disposal of fixed assets	2,188	5,621	(61,205)
Deferred tax (benefit)/expense	(249,892)	51,780	(17,927)
Foreign currency exchange (gains)/losses	(227,691)	(562,527)	199,759
Changes in operating assets and liabilities:
Accounts receivable	(500,747)	586,559	286,662
Inventories	(101,220)	2,028,980	(1,272,692)
Amount due from related parties	-	478,285	(51,421)
Prepaid expenses and other current assets	(704,610)	179,619	16,666
Operating right-of-use assets	-	(2,240,092)	62,343
Other non-current assets	(77,220)	41,314	19,310
Accounts payable	563,226	(2,054,385)	757,114
Advance from customers	22,060	113,383	(92,699)
Taxes payable	(340,992)	112,295	220,736
Accrued expenses and other current liabilities	(64,258)	(91,373)	117,673
Operating lease liabilities	(490,319)	1,704,248	(409,019)
Financing Lease liabilities	24	-	-
Amount due to related parties	-	(215,388)	78,270
Net cash (used in)/provided by operating activities	(2,528,503)	3,463,635	2,921,616

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(156,999)	(153,409)	(376,785)
Prepayment of long-term equipment and mold model	(3,639,312)	-	-
Proceed from disposal of property and equipment	-	10,891	199,146
Purchase of intangible asset	(29,476)	(64,364)	-
Net cash used in investing activities	(3,825,787)	(206,882)	(177,639)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	-	136,784	107,076
Repayments of short-term bank loans	-	(136,784)	(107,076)
Repayments of long-term bank loans	(39,853)	(156,174)	(153,053)
Proceeds from issuance of ordinary shares, net of issuance cost of US$1.65 million	4,665,444	-	-
Payment for deferred initial public offering costs	-	(596,446)	(459,265)
Capital contribution by shareholder	5,000	-	462,469
Payment made for principal portion of financing lease liabilities	(4,322)	-	(7,553)
Net cash provided by/(used in) financing activities	4,626,269	(752,620)	(157,402)

Effect of exchange rate changes on cash and restricted cash	(254,847)	(72,458)	46,415

Net change in cash and restricted cash	(1,982,868)	2,431,675	2,632,990
Cash and restricted cash, beginning of the year	7,717,615	5,285,940	2,652,950
Cash and restricted cash, end of the year	$5,734,747	$7,717,615	$5,285,940

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$(859,882)	$(119,679)	$(471,259)
Cash received from income tax refund	$-	$126,413	$461,418
Cash paid for interest	$(228)	$(4,986)	$(8,650)
Cash paid for operating lease	$(575,014)	$(601,953)	$(635,499)

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$137,617	$2,263,898	$138,450

The following tables provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	March 31,	March 31,	March 31,
	2024	2023	2022
Cash, beginning of the year	$7,708,310	$5,276,432	$2,642,918
Restricted cash, beginning of year	9,305	9,508	10,032
Total cash and restricted cash, beginning of year	$7,717,615	$5,285,940	$2,652,950

	March 31,	March 31,	March 31,
	2024	2023	2022
Cash, end of the year	$5,525,430	$7,708,310	$5,276,432
Restricted cash, end of year	209,317	9,305	9,508
Total cash and restricted cash, end of year	$5,734,747	$7,717,615	$5,285,940

The accompanying notes are an integral part of the consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCSC Technology International Holdings Limited (“CCSC Cayman” or the “Company”), through its direct wholly-owned subsidiaries, is principally engaged in the manufacturing and sale of interconnect products, including connectors, cables and wire harnesses. The majority of the Company’s products are sold in Europe and Asia. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as for electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of such companies.

(b)	Organization

CCSC Cayman was incorporated as an ultimate holding company in the Cayman Islands on October 19, 2021.

CCSC Cayman owns 100% equity interests in CCSC Group Limited (“CCSC Group”), a limited liability company established as an investment holding company under the laws of the British Virgin Islands (“BVI”) on October 19, 2021.

CCSC Cayman and CCSC Group are currently not engaged in any active business operations and are merely acting as holding companies.

CCSC Technology Doo Beograd (“CCSC Technology Serbia”), a wholly-owned subsidiary of CCSC Group, was incorporated on February 27, 2024 in Republic of Serbia (“Serbia”).

CCSC Technology Group Limited (“CCSC Technology Group”), a wholly-owned subsidiary of CCSC Group, was incorporated on December 31, 1992 in Hong Kong, China under its former name, Leoco (H.K.) Limited, which was subsequently changed to its current name on December 5, 2019.

CCSC Technology Group has three direct wholly-owned subsidiaries in the PRC and the Netherlands as follows:

●	Dongguan CCSC Interconnect Electronic Technology Limited. (“CCSC Interconnect DG”), a company incorporated on June 28, 1993 in Dongguan, China;

●	CCSC Interconnect Technology Limited (“CCSC Interconnect HK”), a company incorporated on July 3, 2007 in Hong Kong, China; and

●	CCSC Interconnect Technology Europe B.V. (“CCSC Interconnect NL”), a company incorporated on March 14, 2016 in the Netherlands.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on March 17, 2022. Prior to the Reorganization described below, CCSC Technology Group was controlled by several individual shareholders. The Reorganization involved the incorporation of CCSC Cayman and CCSC Group and the transfer of the 100% interest of CCSC Technology Group from its individual shareholders to CCSC Group. As a result of this Reorganization, CCSC Group, CCSC Technology Group and its subsidiaries became wholly-owned subsidiaries of the Company.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of all other entities mentioned above. The Company is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the period presented comprise those of the previous separate entries combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b)	Organization (cont.)

The consolidated financial statements of the Company include the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
CCSC Cayman	October 19, 2021	Cayman Islands	Parent	Investment holding
CCSC Group	October 19, 2021	BVI	100%	Investment holding
CCSC Technology Group	December 31, 1992	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect HK	July 3, 2007	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect DG	June 28, 1993	Mainland China	100%	Manufacturing of interconnect products
CCSC Interconnect NL	March 14, 2016	Netherlands	100%	Purchase of components
CCSC Technology Serbia	February 27, 2024	Serbia	100%	Manufacture of other electrical equipment

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

(b)	Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates include, but are not limited to allowance for credit losses, inventory write-down, useful lives of property, plant and equipment and intangible assets, recoverability of long-lived assets, and realization of deferred income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Company is the United States Dollar (“US$” or “$” ). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”) and Euro (“EUR”), as their functional currencies.

The financial statements of the Company’s direct wholly-owned operating subsidiaries were translated into the U.S. dollar using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive (loss) income included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of income and comprehensive income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	March 31, 2024		March 31, 2023
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2203	US$1=RMB7.1671	US$1=RMB6.8676	US$1=RMB6.8516
US$ against EUR	US$1=EUR0.9267	US$1=EUR0.9218	US$1=EUR0.9198	US$1=EUR0.9603
US$ against HK$	US$1=HK$7.8259	US$1=HK$7.8246	US$1=HK$7.8499	US$1=HK$7.8389

(e)	Cash

Cash consists of cash on hand and cash in bank. The Company maintains cash with various financial institutions primarily in HK, mainland China and the Netherlands. The Company has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash consists of rental guarantee deposits and escrow deposits. The rental guarantee deposit for the Company’s office located in the Netherlands cannot be withdrawn without certain approval or notice. Escrow deposits in the designated escrow account are to cover possible indemnification claims against the underwriters for a period of 12 months from the closing of the IPO. The amount of designated escrow account was $200,000 and nil as of March 31, 2024 and 2023, respectively. As of March 31, 2024 and 2023, the Company had restricted cash of $209,317 and $9,305, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less the expected credit losses of accounts receivable. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company considers many factors in assessing the expected credit losses model, such as size, the age of the accounts, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts, along with reasonable and supportable forecasts as a basis to develop the Company's expected loss estimates. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive (loss)/income. Delinquent account balances are written off against the credit losses of accounts receivable after management has determined that the likelihood of collection is remote. As of March 31, 2024 and 2023, there were no credit losses recorded as the Company considers all of the outstanding accounts receivable fully collectible.

Adoption of Accounting Standards Update (“ASU” 2016-13)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2021-04, ASU 2021-05, ASU 2021-10, ASU 2021-11 and ASU 2022-02 to provide additional guidance on the credit loss standards. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023.

(h)	Inventories, net

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The amounts of the inventory write-down were $188,268 and $369,512 for the years ended March 31, 2024 and 2023, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years

Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive (loss)/income in other income or expenses.

(j)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	5 years

(k)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets as of March 31, 2024 and 2023.

(l)	Deferred Initial Public Offering (“IPO”) Costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. With the completion of the IPO on January 17, 2024, the deferred offering costs have been charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred IPO costs amounted to nil and $1,051,038 as of March 31, 2024 and 2023, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Fair value measurement

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consisted of cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, income tax payable, and accrued expenses and other current liabilities. As of March 31, 2024 and 2023, the carrying amounts of the Company’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities.

The Company believes that the carrying amount of long-term loans, current portion approximate fair value at March 31, 2024 and 2023 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

(n)	Commitments and contingencies

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended March 31, 2024, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

The Company had contractual payment obligations under its operating lease agreements with the landlords.

The Company also had equipment purchase agreements with two independent third-party vendors, with a future payment of $2,524,923 by the December 2024 and $822,408 in November 2024, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Company manufactures and sells interconnect products, including connectors, cables and wire harnesses.

The Company recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have single performance obligation as the promise is to transfer the individual goods at a fixed price to customers, and there are no other separately identifiable promises or financial component in the contracts.

The Company’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”).

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and geographic regions, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2024, 2023 and 2022 are disclosed in Note 16 to these consolidated financial statements.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. Other than accounts receivable, the Company had no other material contract assets recorded on its consolidated balance sheets as of March 31, 2024 and 2023, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as “advance from customers” on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expenses when incurred. Advance from customers amounted to $207,293 and $186,874 as of March 31, 2024 and 2023, respectively. Revenue included in the beginning balance of advance from customers and recognized in the years ended March 31, 2024, 2023 and 2022 amounted to $186,874, $75,374 and $167,824, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Cost of revenue

Cost of revenue consists primarily of (i) cost of materials (ii) labor costs, (iii) inventory write-down (iv) depreciation and amortization, (v) rental expenses for the factory and employee dormitory. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities are capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(q)	Selling expenses

Selling expenses mainly consist of (i) freight fees and transportation fees; (ii) staff costs, rental and depreciation related to selling and marketing functions; and (iii) marketing and entertainment expenses for promotion; and (iv) free sample expenses incurred for obtaining new customers and sales orders.

(r)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, rental and depreciation related to general and administrative personnel; (ii) professional service fees; and (iii) other corporate expenses.

(s)	Research and development (“R&D”) expenses

Research and development expenses mainly consist of (i) costs of raw material for the research and development activities; and (ii) salaries, welfare and insurance expenses paid to R&D employees and (iii) manufacturing expenses for producing samples related to research and development activities.

(t)	Government Subsidies

Government subsidy is recognized when there is a reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of operations and comprehensive (loss)/income when the grant becomes receivable. Government subsidies received and recognized as other income totaled $7,255, $62,627 and $17,910 for the years ended March 31, 2024, 2023 and 2022, respectively.

(u)	Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing funds are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive (loss)/income amounted to $372,130, $584,060 and $605,267 for the years ended March 31, 2024, 2023 and 2022, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Leases

The Company leases premises for factory and offices under non-cancellable operating leases.

On April 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows (see Note 10).

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including factory, vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses and finance lease amortization expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets and finance lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Company has both operating lease and finance lease.

For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability. For finance lease, the amortization of the right-of-use asset is calculated on a straight-line basis over the lease term.

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line in the consolidated balance sheets. The Company does not believe that there were any uncertain tax positions as of March 31, 2024 and 2023, respectively.

The Company’s operating subsidiary in mainland China is subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

The Company’s operating subsidiary in Hong Kong are subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”) if the HKIRD has doubts regarding the source of income, the completeness and accuracy of the tax returns filed by the taxpayers. According to the Inland Revenue Ordinance, the taxpayers are required to keep sufficient records of income and expenditure for a period of not less than seven years to enable the assessable profits to be readily ascertained.

(x)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Company records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products, and was 16% prior to April 1, 2021. The primary applicable rate of the Netherlands VAT is 21% for the years ended March 31, 2024, 2023 and 2022 and no VAT tax in Hong Kong.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280 (see Note 16).

(z)	Earnings/(loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of March 31, 2024 and 2023, there were no dilutive shares.

(aa)	Comprehensive (loss)/income

Comprehensive (loss)/income consists of two components, net (loss)/income and other comprehensive (loss)/income. The foreign currency translation adjustment resulting from translation of the consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive (loss)/income in the consolidated statements of comprehensive (loss)/income.

(bb)	Concentration and credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2024, and 2023, the aggregate amounts of cash and restricted cash of $2,672,506 and $4,584,530, respectively, were held at major financial institutions located in mainland China and $3,062,241 and $3,133,085, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by a group of counterparties that share similar attributes. Substantially all of the Company’s sales are made to customers that are located primarily in Europe, Asia and the Americas. The Company’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were two customers who accounted for approximately 17.4% and 12.7% of total revenue for the year ended March 31, 2024, respectively. There were three customers who accounted for approximately 12.0%, 10.6% and 10.5% of total revenue for the year ended March 31, 2023, respectively. There was one customer who accounted for approximately 15.5% of total revenue for the year ended March 31, 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(bb)	Concentration and credit risk (cont.)

There were two customers who accounted for approximately 21.6% and 10.4% of the accounts receivable balance as of March 31, 2024. There was no customer who accounted for more than 10% of the accounts receivable balance as of March 31, 2023.

There was one supplier who accounted for 12.1% of the Company’s total purchases for the year ended March 31, 2024. There was no single supplier that accounted for over 10% of the Company’s total purchases for the years ended March 31, 2023 and 2022.

There were three suppliers who accounted for approximately 10.7%, 10.6% and 10.2% of the accounts payable balance as of March 31, 2024. There was no customer who accounted for more than 10% of the accounts payable balance as of March 31, 2023.

(cc)	Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(dd)	Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

The uncertainties associated with the ongoing Russia-Ukraine war may cause the Company’s future revenue and cash flows to underperform due to significant increases in raw material purchase prices and disruptions of the global supply chain. Any potential impact on the Company’s operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and the new development of the Russia-Ukraine war, of which are beyond the Company’s control and cannot be reasonably predicted as of the date of this report.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ee)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and will not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

3.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $2,750,214 and $2,260,222 as of March 31, 2024 and 2023, respectively. There was no allowance for credit losses recorded for both years as all of the accounts receivable balance as of March 31, 2024 and 2023 were considered collectible.

As of August 7, 2023, the balance of accounts receivable as of March 31, 2023 has been fully collected. Approximately 99.1% or US$2.72 million of the March 31, 2024 accounts receivable balance has been subsequently collected as of the date the Company’s consolidated financial statements are released. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2024	Subsequent collection	% of subsequent collection
Overdue but within 1 year	$594,421	$591,606	99.5%
Not yet due	2,155,793	2,132,699	98.9%
Total gross accounts receivable	2,750,214	2,724,305	99.1%
Allowance for credit losses	-	-	-
Accounts receivable, net	$2,750,214	$2,724,305	99.1%

Accounts receivable by aging bucket	Balance as of March 31, 2023	Subsequent collection (1)	% of subsequent collection
Overdue	$446,735	$444,016	99.4%
Not yet due	1,813,487	1,811,212	99.9%
Total gross accounts receivable	2,260,222	2,255,228	99.8%
Allowance for credit losses	-	-	-
Accounts receivable, net	$2,260,222	$2,255,228	99.8%

(1)	The amount of subsequent collection is as of July 11, 2023.

4.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of March 31,
	2024	2023
Raw materials	$1,782,406	$1,420,341
Work in process	237,373	147,482
Finished goods	115,450	405,869
Inventory in transit (Note A)	336,303	488,383
Inventory write-down	(448,076)	(274,557)
Inventories, net	$2,023,456	$2,187,518

Note A: Inventory in transit represents products shipped but not received by customers as of the balance sheet dates.

The movement of inventory write-down is as follows:

	As of March 31,
	2024	2023
Beginning balance	$(274,557)	$(685,301)
Charged to cost of sales during the year	(188,268)	(369,512)
Written-off	-	729,979
Foreign currency translation adjustments	14,749	50,277
Ending balance	$(448,076)	$(274,557)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2024	2023
Deductible VAT-Input (1)	$477,696	$238,383
Income tax recoverable (2)	696,531	337,445
Advances to vendors (3)	255,550	77,905
Security deposits (4)	-	133,158
Others	44,628	27,417
Prepaid expenses and other current assets	$1,474,405	$814,308

(1)

The Company’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities. During the fiscal year 2024, the Company made a revision of $427,726 and revise the prior period financial statements, as detailed in Note 17.

(2)	The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayments to Hong Kong based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year. The Company recorded income tax recoverable of $696,531 and $337,445 as of March 31, 2024 and 2023, respectively. The Company received tax refunds of nil, $126,413 and $461,418 for the fiscal years ended March 31, 2024, 2023 and 2022.

(3)	Advances to vendors primarily consist of prepayments to suppliers for raw material purchases, a prepayment for directors &officers liability insurance and a prepayment for marketing promotions.

(4)	Security deposits represent rental security payment to the landlords, which will be refunded within one year upon maturity of the leases.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2024	2023
Furniture	$11,702	$11,684
Office equipment	508,389	450,651
Machinery equipment	2,333,707	2,446,261
Leasehold improvements	413,129	447,800
Motor vehicle	157,841	85,610
Subtotal	3,424,768	3,442,006
Less: accumulated depreciation	(3,225,867)	(3,230,057)
Property, plant and equipment, net	$198,901	$211,949

Depreciation expense was $163,120, $137,035 and $265,864 for the years ended March 31, 2024, 2023 and 2022, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of March 31,
	2024	2023
Software	$521,833	$517,871
Less: accumulated amortization	(483,650)	(429,552)
Intangible asset, net	$38,183	$88,319

Amortization expense was $75,637, $84,071 and $64,405 for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

8.	Other non-current assets

Other non-current assets consisted of the following:

	As of March 31,
	2024	2023
Prepayment of long-term equipment and mold model (1)	$3,637,002	$-
Deposits and others (2)	116,644	41,844
Other non-current assets	$3,753,646	$41,844

(1)	Prepayment of long-term equipment and mold model are prepayments to suppliers for equipment and molds, which will be recognized as fixed assets when available in the future.
(2)	Deposits are rental security payment to the landlords that the Company will hold for more than one year, which will be refunded upon maturity of the leases.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2024	2023
Accrued payroll and employee benefits(1)	$1,325,178	$1,571,921
Others(2)	198,665	77,049
Total	$1,523,843	$1,648,970

(1)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws.

(2)	Others mainly include rental fee payables, utilities fee payables and other professional fee payables to support the Company’s daily operations.

10.	LEASES

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

On September 1, 2022, the Company renewed leased plants with original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

On November 7, 2023, the Company renewed leased equipment with original leases term expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Company will have ownership of the equipment upon maturity of the leases.

On November 23, 2023, the Company combined and renewed leased office with two original leases term expired on November 31, 2023 and extended the lease term for another two years to November 30, 2025.

Balance sheet information related to ROU assets and lease liabilities are as follows:

	As of March 31,
	2024	2023
Operating lease right-of-use assets	$2,504,303	$2,614,980
Operating lease right-of-use assets- accumulated amortization	(845,006)	(493,910)
Operating lease right-of-use assets, net	$1,659,297	$2,121,070

Operating lease liabilities, current	$506,061	$485,051
Operating lease liabilities, non-current	1,184,056	1,653,411
Total operating lease liabilities	$1,690,117	$2,138,462

	As of March 31,
	2024	2023
Finance lease right-of-use asset	$22,429	$-
Finance lease right-of-use asset- accumulated amortization	(4,641)	-
Finance lease right-of-use asset, net	$17,788	$-

Finance lease liabilities, current	$4,454	$-
Finance lease liabilities, non-current	13,709	-
Total Finance lease liabilities	$18,163	$-

10.	LEASES (cont.)

The weighted average remaining lease terms and discount rates for the operating lease as of March 31, 2024 and 2023 are as follows:

	As of March 31,
	2024	2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)
Operating lease	3.24	4.26
Finance lease	3.89	-
Weighted average discount rate (1)
Operating lease	4.72%	4.57%
Finance lease	4.30%	-

(1)	The weighted-average discount rate is calculated on the basis of both (i) the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date; and (ii) the remaining balance of the lease payments for each lease as of the reporting date. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The components of lease expense for the years ended March 31, 2024, 2023 and 2022 are as follows:

	For the years ended March 31,
	2024	2023	2022
Operating lease:
Operating lease expense	$589,105	$592,655	$584,983
Short-term lease expense	86,084	109,494	89,494
Total operating lease expenses	675,189	702,149	674,477
Finance leases:
Amortization expense	4,675	-	-
Interest expense	888	-	-
Total finance lease expenses	5,563	-	-
Total lease expenses	$680,752	702,149	$584,983

For the years ended March 31, 2024, 2023 and 2022, cash paid for operating leases are $575,014, $601,953 and $635,499, and cash paid for finance leases are $4,322, nil and nil, respectively.

10.	LEASES (cont.)

The following table summarizes the maturity of lease liabilities and future minimum payments of leases as of March 31, 2024:

	Operating lease	Finance lease
Year ending March 31,
2025	$573,025	$5,148
2026	537,052	5,148
2027	502,868	5,148
2028	209,528	4,290
Total lease payments	1,822,473	19,734
Less: imputed interest	(132,356)	(1,571)
Total lease liabilities	$1,690,117	$18,163

11.	BANK LOAN and LOAN FACILITIES

In June 2020, the Company’s subsidiary, CCSC Technology Group, entered into a bank loan agreement with Bank of China (HK) Limited (“BOCHK”) to borrow $464,354 (HK$3,600,000) as working capital for three years (from June 30, 2020 to June 29, 2023), at a fixed interest rate of 2.5% per annum. As of March 31, 2023, the loan payable to BOCHK amounted to $39,725. The Company repaid $152,150, $156,440 and $39,853 to BOCHK during the years ended March 31, 2022, 2023 and 2024, respectively. As of March 31, 2024, the loan payable to BOCHK has been fully repaid. The loan is jointly guaranteed by a third-party, Hong Kong Mortgage Corporation Limited (“HKMCI”), and the Company’s controlling shareholders, Dr. Chi Sing Chiu and his spouse, Ms. Woon Bing Yeung (See Note 13).

In August 2021, the Company’s subsidiary, CCSC Interconnect HK, obtained certain line of credit approvals from BOCHK, including (1) a revolving export invoice discounting (“EID”) facility with a maximum borrowing capacity of $1,929,409 (HK$15,000,000), (2) a revolving loan facility with a maximum borrowing capacity of $385,882 (HK$3,000,000) and (3) a forex hedging facility with maximum borrowing capacity of $257,255 (HK$2,000,000). These loan facilities will be used for working capital purposes. During the year ended March 31, 2023, CCSC Interconnect HK borrowed $136,784 (HK$1,072,238) from the revolving credit facility and fully repaid such borrowing during the year. There were no loan balances as of March 31, 2024 and 2023, respectively. The Company did not utilize the forex hedging facility as of March 31, 2024 and 2023.

Interest expenses incurred for the long-term loan, EID facility and revolving loan facility amounted to $228, $4,986 and $8,650 for the years ended March 31, 2024, 2023 and 2022, respectively.

12.	TAXATION

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$ 2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operated in the Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income during these periods.

Netherlands

CCSC Interconnect NL, which was incorporated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2024, 2023 and 2022. CCSC Interconnect NL was not subject to income tax, as it had no taxable income during the periods presented.

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, CCSC Interconnect DG, is qualified as HNTE since December 2, 2019, and renewed its HNTE status on December 22, 2022. Therefore, CCSC Interconnect DG is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Laws. Tax saving as a result of HNTE were nil, $209,381 and $223,773 for the years ended March 31, 2024, 2023 and 2022, respectively. The benefit of the tax saving on net income per share (basic and diluted) was nil, $0.02 and $0.02 for the years ended March 31, 2024, 2023 and 2022, respectively.

The EIT Laws also impose a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs China, as the Company intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

12.	TAXATION (cont.)

The income tax provision consisted of the following components:

	For the years ended March 31,
	2024	2023	2022
Current income tax expense:
PRC	$-	$99,674	$229,901
Hong Kong	-	126,284	187,854
True up adjustments for income tax expense for prior years	163,556	-	-
Total current income tax expense:	163,556	225,958	417,755
Deferred income tax (benefit)/expense:
PRC	(203,986)	51,780	(17,927)
Hong Kong	(45,906)	-	-
Total deferred income tax (benefit)/expense	(249,892)	51,780	(17,927)
Total income tax (benefit)/expense	$(86,336)	$277,738	$399,828

The pretax income by major tax jurisdictions is as follows:

	For the years ended March 31,
	2024	2023	2022
(Loss)/income before tax
PRC	$(784,125)	$1,354,266	$2,237,740
Hong Kong	(647,181)	780,991	831,813
Other	49,807	350,633	(380,567)
Total	(1,381,499)	2,485,890	2,688,986

A reconciliation between the Company’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the years ended March 31,
	2024	2023	2022
(Loss)/income before income tax	$(1,381,499)	$2,485,890	$2,688,986
PRC statutory tax rate	25%	25%	25%
Computed income tax (benefit)/expense with statutory Enterprise Income Tax rate	(345,375)	621,473	672,247
Additional deduction for R&D expenses	(148,630)	(162,618)	(124,354)
Effect of preferential tax rates for PRC subsidiary	135,991	(209,381)	(223,773)
Effect of preferential tax rates for Hong Kong subsidiary	-	(42,736)	(43,035)
Changes in valuation allowance	29,751	202,312	35,900
Effect of different tax rates in jurisdictions other than PRC*	56,280	(39,729)	(24,407)
True up adjustments for income tax expense for prior years**	163,556	-	-
Tax effect of non-taxable income and non-deductible items	22,091	(91,583)	107,250
Income tax (benefit)/expense	$(86,336)	$277,738	$399,828

*	The effect of different tax rates in jurisdictions other than PRC derived from CCSC Technology Group and CCSC Interconnect HK.
**	True up adjustment for income tax expense for prior years is related to changes in estimates to IPO expenses claimed to Hong Kong tax authorities for prior periods.

12.	TAXATION (cont.)

As of March 31, 2024 and 2023, the significant components of the deferred tax assets were summarized below:

	As of March 31,
	2024	2023
Deferred tax assets:
Inventory provision allowance	$67,075	$41,015
Net operating loss carried forward	341,335	90,991
Total deferred tax assets	408,410	132,006
Valuation allowance	(121,016)	(90,991)
Deferred tax assets, net	$287,394	$41,015

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of March 31, 2024 and 2023, the Company’s subsidiary, CCSC Technology Group, reported a net operating loss of $733,431 and $551,460, respectively. As CCSC Technology Group suffered net operating losses in prior periods as a holding company in Hong Kong, the Company has concluded that it is more likely than not that the deferred tax assets generated from CCSC Technology Group would not be utilized in the future. Accordingly, the Company provided valuation allowance of $121,016 and $90,991 for the deferred tax assets of CCSC Technology Group as of March 31, 2024 and 2023, respectively.

As of March 31, 2024, and 2023, net operating loss carryforwards of our PRC subsidiary amounted to $1,162,802 and nil, respectively, which will expire in 2033 and 2034, if not used. As of March 31, 2024, and 2023, net operating loss carryforwards of our Hong Kong subsidiaries amounted to $1,011,604 and $551,460, respectively, which have no expiration date and will be carried forward indefinitely. These net operating loss carryforwards allow our subsidiary to offset future taxable income with these losses and potentially reduce its tax liabilities in profitable years.

The movements of valuation allowance of deferred tax assets are as follows:

	As of March 31,
	2024	2023
Balance at beginning of the period	$90,991	$35,689
Additions	29,751	237,963
Reversal	-	(182,495)
Foreign currency translation adjustments	274	(166)
Balance at end of the period	$121,016	$90,991

As of March 31, 2024 and 2023, the Company had income taxes payable of $11,668 and $343,046, respectively.

The Company also had income tax recoverable of $696,531 and $337,445 as of March 31, 2024 and 2023, respectively. The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year (see Note 5).

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2024 and 2023, the Company did not have any significant interest or penalties related to potential underpaid income tax expenses.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. According to Hong Kong Inland Revenue Ordinance, the year of assessment or within six years after the year of assessment are subject to examination for by the Hong Kong tax authorities.

13.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Company had transactions include its subsidiaries, any director or executive officers of the Company and his or her immediate family members, as well as any shareholders owning more than 5% of the Company’s Ordinary Shares.

Name of Related Party	Relationship to the Company
Dr. Chi Sing Chiu	The controlling shareholder and chairman of the board of director of the Company

Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu

Dongguan Concord Internet of Things Seienct Technology.Ltd (“Dongguan Concord Internet”)	An entity controlled by Dr. Chi Sing Chiu

Purchase from a Related Party

Purchases from a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2024	2023	2022
Dongguan Concord Internet	An entity controlled by Dr. Chi Sing Chiu	$-	$-	$32,846

Refund from a Related Party

Refund from a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2024	2023	2022
Dongguan Concord Internet	An entity controlled by Dr. Chi Sing Chiu	$-	$48,164	$-

Collection of loan to a related party

Collection of loan to a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2024	2023	2022
Dr. Chi Sing Chiu	Chairman of the Board and controlling shareholder of the Company	$-	$430,121	$-

Repayment of loan from a related party

Repayment of loan from a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2024	2023	2022
Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu	$-	$215,388	$-

The balance of related parties as of March 31, 2024 and 2023 was nil.

Loan guarantee provided by related parties

In connection with the Company’s long-term loan borrowed from BOCHK and line of credit agreements with BOCHK for the EID facility, revolving loan facility and forex hedging facility, the Company’s controlling shareholder and chairman of the board, Dr. Chi Sing Chiu, and his spouse, Ms. Woon Bing Yeung, jointly provided loan guarantees to the Company’s borrowing from BOCHK (see Note 11).

14.	Equity

Ordinary Shares

On October 19, 2021, the Company was incorporated in the Cayman Islands and had an initial authorized share capital of US$50,000 divided into 50,000,000 Ordinary Shares with a par value of US$0.001 each.

On May 5, 2022, the Company’s authorized and issued shares of par value US$0.001 each was subdivided into 2 shares of par value US$0.0005 each (the “Subdivision”), and following the Subdivision, the authorized share capital of US$50,000 was divided into 100,000,000 Ordinary Shares with a par value of US$0.0005 each, and the issued share capital was US$10 divided into 20,000 Ordinary Shares with a par value of US$0.0005 each, with the shareholder’s shareholding ratio remaining unchanged.

14.	Equity (cont.)

Immediately following the Subdivision, pursuant to the director’s written resolutions on May 5, 2022, a total of 9,980,000 Ordinary Shares were allotted and issued to the shareholders in proportion to their respective shareholdings.

On January 17, 2024, the Company completed its initial public offering and was listed on the Nasdaq Capital Market under the symbol “CCTG”. 1,375,000 Ordinary Shares were issued at a price of $4.0 per share. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 Ordinary Shares of the Company at the public offering price of US$4.0 per share. The net proceeds were $3.6 million after deducting underwriting discounts and commissions, and other issuance expenses.

As of March 31, 2024 and 2023, the Company’s authorized Ordinary Shares were 100,000,000 and the issued Ordinary Shares were 11,581,250 and 10,000,000, respectively.

15.	RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its PRC subsidiary. The Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiary. Relevant PRC and regulations permit payments of dividends by PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after an entity has met the requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the board of directors of the Company.

Paid-in capital of our PRC subsidiary included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. As of March 31, 2024 and 2023, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Company’s consolidated net assets, were approximately $1,943,767 and $2,411,781, or 16% and 22% of the Company’s total net assets, respectively.

16.	SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

Revenue by products

The Company’s revenue derived from different products are as below:

	For the years ended March 31,
	2024	2023	2022
Cable and wire harness	$13,626,836	$22,212,627	$24,485,584
Connectors	1,121,715	1,846,929	2,684,351
Total	$14,748,551	$24,059,556	$27,169,935

16.	SEGMENT INFORMATION (cont.)

Geographic information

The majority of the Company’s revenue for the fiscal years ended March 31, 2024, 2023 and 2022 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the years ended March 31,
	2024	2023	2022
Europe	$8,523,788	$15,044,438	$16,445,326
Asia	4,843,082	7,438,292	8,731,080
Americas	1,381,681	1,576,826	1,993,529
Total	$14,748,551	$24,059,556	$27,169,935

17.	REVISION

For the fiscal year 2021 and prior periods, some suppliers assumed a portion of the VAT as a price discount for certain purchases. For these purchases, the Company improperly accounted for VAT by calculating the VAT amount based on the inventory value and the statutory VAT rate of 13%, which exceeded the VAT amount indicated on the VAT invoices received from the suppliers. As a result, prepaid and other current assets was overstated by $427,746. While the error impacted income in prior years, the Company does not believe it could recover the taxes it paid. Accordingly, the Company did not recognize a tax benefit.

The Company assessed the materiality of this error and concluded that the error was not material to any of the Company’s previously issued financial statements taken as a whole. Therefore, the Company revised prior year financial statements to reduce prepaid and other current assets by $474,726 to correct for this error. This revision did not affect the Company’s consolidated statements of operations and comprehensive (loss)/income or consolidated statements of cash flows for the years ended March 31, 2022, 2023 and 2024.

The following table summarized the corrections made to the previously reported consolidated financial statements as of March 31, 2023, 2022 and 2021.

	As of March 31, 2023
Financial items	As previously reported	Adjustment	As revised
Total current assets	14,458,447	(427,746)	14,030,701
TOTAL ASSETS	$16,962,644	$(427,746)	$16,534,898
Retained earnings	10,214,692	(427,746)	9,786,946
Total shareholders’ equity	$10,919,013	$(427,746)	$10,491,267

	As of March 31, 2022
Financial items	As previously reported	Adjustment	As revised
Retained earnings	8,006,540	(427,746)	7,578,794
Total shareholders’ equity	$9,439,260	$(427,746)	$9,011,514

	As of March 31, 2021
Financial items	As previously reported	Adjustment	As revised
Retained earnings	5,717,382	(427,746)	5,289,636
Total shareholders’ equity	$6,320,545	$(427,746)	$5,892,799

18.	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of the consolidated financial statements which were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements except for the events mentioned below.

In May 2024, CCSC Interconnect HK ceased to use the BOCHK line of credit including EID facility, revolving credit facility and forex hedging facility as the Company listed on the Nasdaq Capital Market on January 2024 pursuant to the facilities agreement.

In June 2024, CCSC Technology Serbia signed a purchase agreement on real estate with two independent parties, MITIC (Milovan) MIROLJUB and MITIC (Milovan) MIROSLAV to purchase 4 lots of agricultural land located in Serbia. The Company paid full purchase price of EUR482,372 which is equal to $524,965 on June 6, 2024.