Form 20-F
period 2025-03-31
CCSC Technology International Holdings Ltd
filed 2025-07-17
CIK 1931717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Chee Hui Law, Chief Financial Officer

Telephone: 00852-26870272

Email: chlaw@ccsc-interconnect.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	CCTG	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 6,581,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, par value $0.0005 per share, were outstanding as of March 31, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the “British Virgin Islands”;

●	“CCSC Group” are to our direct wholly-owned subsidiary, CCSC Group Limited, an exempted company with limited liability incorporated under the laws of the BVI;

●	“CCSC Interconnect DG” are to CCSC Technology Group’s wholly-owned subsidiary, Dongguan CCSC Interconnect Electronic Technology Limited, a company organized under the laws of the PRC;

●	“CCSC Interconnect HK” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Interconnect NL” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Europe B.V., a private limited liability company organized under the laws of the Netherlands;

●	“CCSC Technology Group” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Group Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Technology Serbia” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Doo Beograd, a limited liability company incorporated under the laws of Serbia;

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report;

●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value US$0.0005 per share, of the Company;

●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value US$0.0005 per share, of the Company;

●	“HK” are to Hong Kong, which is a special administrative region of the PRC authorized to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”;

●	“HK$” are to the legal currency of Hong Kong;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Operating Subsidiaries” are to Dongguan CCSC Interconnect Electronic Technology Limited, CCSC Technology Group Limited, CCSC Interconnect Technology Limited, CCSC Interconnect Technology Europe B.V., and CCSC Technology Doo Beogradas, collectively;

●	“Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively;

●	“our PRC subsidiary” is to CCSC Interconnect DG;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;

●	“RMB” are to Renminbi, the official currency of mainland China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Serbia” are to the Republic of Serbia;

●	“U.S. dollars,” “$,” and “US$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company”, “our”, “our company”, or “CCSC Cayman” are to CCSC Technology International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

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

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information-D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Statements regarding our future and projections relating to revenue, cost of sales, operating expenses, income (loss), and potential growth opportunities are typical of such statements. The forward-looking statements appear in a number of places, including, but not limited to, “Item 5. Operating and Financial Review and Prospects.” Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

The forward-looking statements included in this annual report relate to, among other things:

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

A substantial amount of our assets is located in China and we conduct the manufacturing of interconnect products through our PRC subsidiary, CCSC Interconnect DG. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”)  promulgated the Trial Measures and certain supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing, and once listed, report to the CSRC of any follow-on offerings upon the completion of such follow-on offering. See “Item 3. Key Information-D. Risk Factors—Risks relating to doing business in China—The CSRC’s Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.” In connection with our initial public offering, the CSRC notified us in writing on November 6, 2023 that we do not fall within the scope of the filing requirements under the Trial Measures, therefore, as of the date of this annual report, we believe that we are not required to obtain permission or approvals from the competent Chinese authorities, including the CSRC, for the listing and trading of our Class A Ordinary Shares on U.S. exchanges. However, if the CSRC or other regulatory agencies later promulgate new rules and require that we obtain their approvals for our future offerings, we may be unable to obtain such approval in a timely manner, or at all. Failure to obtain such approvals may subject us to sanctions by the CSRC or other PRC regulatory agencies. See “-The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” for details.

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

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over cybersecurity and data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

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

On November 14, 2021, the CAC published the Network Data Security Administration Draft, or the “Security Administration Draft”, which provides that data processing operators engaging in data processing activities that affect or may affect national security or that processing personal information of more than one million users must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The official version of the Regulation for the Administration of Network Data Security (the “Network Data Security Regulation”) was promulgated on September 24, 2024 and came into effect on January 1, 2025, which deletes the requirement for a mandatory application of cybersecurity review for data processing operators who possess personal data of at least one million users, as stated above. Instead, it requires that a network data handler who carries out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national regulations.

As of the date of this annual report, we have not received any notice from any PRC authorities identifying our PRC subsidiary as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations were not subject to cybersecurity review or network data security review by the CAC for our IPO, because we believe our PRC subsidiary is not a CIIO or a network platform operator possessing personal information of more than 1 million users, and our business does not involve data processing activities that affect or may affect national security. As of the date of this annual report, we believe that we are in compliance with the applicable PRC cybersecurity and data security laws and regulations that have been issued by the CAC in all material respects, and we have not received any complaints from any third party, nor have we been investigated or punished by any competent PRC authority in this regard. There remains uncertainty, however, as to how the relevant PRC cybersecurity and data security laws and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to cybersecurity. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require overseas special purpose vehicles that are controlled by mainland China companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of mainland China domestic companies using shares of such special purpose vehicle or held by its shareholders as consideration to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicles’ securities on an overseas stock exchange. Our PRC legal counsel, JT&N, has advised us based on their understanding of the current PRC laws and regulations that the CSRC’s approval was not required for the listing and trading of our Class A Ordinary Shares on Nasdaq under the M&A Rules, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this annual report are subject to the M&A Rules, (ii) we established our wholly-foreign owned enterprise (“WFOE”), CCSC Interconnect DG, by means of direct investment rather than through merger and acquisition of a “mainland China domestic company” as defined under the M&A Rules. As of the date of this annual report, there was no material change to these regulations and policies since our IPO.

However, our PRC legal counsel, JT&N, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other regulatory agencies later promulgate new rules or requiring that we obtain their approvals for our future offerings, we may be unable to obtain such approval in a timely manner, or at all. If it is determined that CSRC approval or any approval from the relevant PRC regulatory agencies is required for future offerings and we fail to obtain such approval, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain the CSRC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our future offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiary in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our Class A Ordinary Shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our existing or future share offerings, we may be unable to obtain a waiver of such approval requirements or to obtain such approval in timely manner, or at all.

The CSRC’s Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. Once listed, such PRC domestic company is required to report to the CSRC within three (3) business days upon the completion of any follow-on offerings. If the PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Further, according to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, or the CSRC Notice, beginning on March 31, 2023, PRC domestic companies that had submitted valid applications for overseas offering and listing but did not obtain the approval from overseas regulatory authorities or overseas stock exchanges shall complete the required filing procedures with the CSRC prior to the completion of their overseas offerings and listing. In compliance with the Trial Measures, we submitted our filing materials to the CSRC on August 31, 2023, and were informed by the CSRC in writing on November 6, 2023 that we did not fall within the scope of the filing requirements at such time. Based on such notice by the CSRC, we believe we are not required to undertake the relevant filing and reporting requirements as stipulated in the Trial Measures. However, we cannot assure you that we will not become subject to the filing requirements in the future, if the CSRC issues any further guidelines that otherwise subjects us to them.

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

Any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements. We cannot assure you that we will be able to comply with all the new regulatory requirements, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

The Chinese government exerts substantial influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions may result in a material change in our operations and impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to manufacturing, taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Our business is subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Class A Ordinary Shares.

Furthermore, recent statements by the Chinese government indicate an intent to exert more oversight and control over offerings that are conducted overseas. Although we believe that we are currently not required to obtain permission from any of the PRC central or local government and we have not received any denial to list on any U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future. Even if such permission is obtained, it remains uncertain whether it may be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and may cause the value of our shares to significantly decline or be worthless. If (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable PRC laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to fines or other penalties, including suspension of business and revocation of prerequisite licenses, which could result in a material change in our operations, and may have a material adverse effect on our business, financial condition or results of operations, and the value of our Class A Ordinary Shares could depreciate significantly or become worthless.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The competent PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the competent PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws and regulations or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within mainland China. For example, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside mainland China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Furthermore, the Trial Measures provide that overseas securities regulatory authorities may conduct investigations or evidence collection relating to PRC domestic companies’ overseas offering and listing activities through the assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms. Accordingly, without regulatory cooperation between the U.S. and China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of mainland China. See “-There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China.”

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

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report included in the annual report for our IPO, was headquartered in the City of New York and registered with the PCAOB during the time it served as our independent auditor. Effective on September 1, 2022, Friedman LLP combined with Marcum LLP. The services previously provided by Friedman LLP will now be provided by Marcum Asia CPAs LLP (“MarcumAsia”), which is a PCAOB registered public accounting firm headquartered in New York. On November 1, 2024, the Company appointed Enrome LLP as its independent registered public accounting firm in place of MarcumAsia, effective immediately. Enrome LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Singapore. Our current and former auditors are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB. As such, as of the date of this annual report, our offering is not affected by the HFCAA and related regulations. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. To counter the rising labor costs and improve our operational efficiency, we reduced the number of manufacturing employees from 166 in fiscal year ended March 31, 2023 to 136 in fiscal ended March 31, 2024, which number was increased to 139 as of March 31, 2025. The labor costs for the three most recent fiscal years amounted to US$2.87 million, US$2.49 million, and US$3.07 million for the fiscal years ended March 31, 2023, 2024, and 2025, respectively, representing 17.7%, 23.0%, and 24.3% of our total cost of revenue, respectively. Unless we are able to continue to improve our operational efficiency or pass on increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

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

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Relating to Labor Protection.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Pursuant to the relevant laws, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this annual report, we have not been paying the social insurance and housing funds for our employees in full. Any failure to make sufficient provision of the outstanding amounts of contributions to such funds is a violation of applicable PRC laws and regulations and we could be required to make up the contributions and be subject to late fees, fines, and associated administrative penalties. As of March 31, 2023, 2024, and 2025, we had outstanding social insurance payments payable in the aggregate amount of approximately $165,772, $167,141, and $141,068, respectively, and outstanding housing funds in the aggregate amount of approximately $133,229, $116,942, and $115,668, respectively. In the event that the relevant authorities determine that we have underpaid, our PRC subsidiary may be required to pay outstanding contributions and penalties to the extent we did not make full contributions to the social security and housing provident funds. If we fail to pay the contributions in full and on time within the prescribed time limit as required, a late fee of 0.05% per day and a fine of one to three times the outstanding amount of social insurance may be imposed by the authority, and the relevant authorities could file applications to competent courts for compulsory enforcement of the underpaid payment of housing funds. As of March 31, 2023, 2024, and 2025, an estimated late fee may be imposed for the outstanding social insurance payments payable in the aggregate amount of approximately $53,859, $48,224, and $22,739, respectively. Moreover, our failure in making adequate contributions to social insurance and housing funds may also trigger private complaints filed by our employees against us.

As of the date of this annual report, we have not received any notices from the competent PRC authorities requiring us to make up the underpayment of social insurance and housing funds for our employees, however, we cannot guarantee that the competent PRC authorities will not order us to do so in the future. We intend to pay the outstanding social insurance and housing fund payments upon receipt of notice from the competent PRC authorities. We may also be subject to fines and penalties if we fail to comply, which could adversely affect our businesses, result of operations and financial conditions.

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

In addition, the PRC Enterprise Income Tax Law (“EIT Law”) and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to their enterprise shareholders who are not mainland China resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

A significant amount of our business is conducted in mainland China by CCSC Interconnect DG, the books and records of which are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares are offered in U.S. dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

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

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

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

On December 28, 2019, the amended Securities Law of the People’s Republic of China (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of mainland China, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this annual report, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

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

Furthermore, as the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the U.S.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation would be costly and time consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations could be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are currently not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. However, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. In compliance with the Trial Measures, we submitted our filing materials to the CSRC for our IPO. Upon examination of our filing materials, the CSRC notified us in writing that we are not subject to the filing requirement under the Trial Measures at this time. Based on such notice by the CSRC, we are not required to undertake the relevant filing and reporting requirements as stipulated in the Trial Measures. However, any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements, and we cannot assure you that the CSRC or other PRC authorities will not review or scrutinize our proposed offering and it is not clear how such scrutiny may affect our proposed offering.

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

Escalating U.S.-China trade tensions and shifting international trade policies may increase our costs, disrupt supply chains, and adversely affect customer demand, thereby materially impacting our business, financial condition, and results of operations.

Recent developments in global trade policy, particularly the heightened tensions between the United States and China, have introduced significant uncertainty into the international trade environment. The U.S. government has imposed increased tariffs on a broad range of Chinese imports, raising cumulative tariffs to 145% as of February 2025, while China has responded with retaliatory tariffs of up to 125% on U.S. goods as of April 2025. These escalating trade barriers, along with the possibility of further tariffs, export restrictions, or renegotiation of trade agreements, could adversely affect the demand for our products, limit our access to certain markets, or impair the competitiveness of our pricing.

Our cost structure is sensitive to the prices of components and raw materials, which are subject to global commodity market conditions, supply chain disruptions, and transportation costs. With component costs representing over 65% of our total cost of sales, continued increases due to tariffs or supply chain inefficiencies may erode our gross margins. Furthermore, increased costs borne by our customers, particularly those with international exposure, could be passed on to us, potentially affecting our revenue and operating margins. Although we are taking measures to our operational flexibility and evaluating alternative sourcing and technological solutions, we cannot guarantee that these measures will fully shield us from the broader economic and regulatory effects of the ongoing trade conflict and policy shifts. As a result, our business, financial condition, and results of operations could be materially and adversely affected by continued trade tensions, rising costs, and regulatory uncertainty in the global trade environment.

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

Further, public health crises could impair our ability to procure necessary materials and may also increase the cost of these materials. For example, an outbreak of a new strain of coronavirus in Wuhan, China (“COVID-19”) resulted in widespread quarantines and travel bans issued by the government all over the world for certain periods of time from 2020 to 2022. Such quarantines and travel bans had a negative impact on the worldwide economy, including those where we operate our business, and as a result, our financial results were adversely impacted for fiscal year ended March 31, 2022. With the China’s nationwide loosening of COVID-19 policy since December 2022, a resurgence of pandemic could potentially increase the employee infection cases may disrupt the Company’s supply chain, and the continued uncertainties associated with the COVID-19 pandemic may further negatively impact the Company’s future revenue growth and cash flows. The COVID-19 pandemic did not materially adversely affect our business operations and condition and operating results for the fiscal years ended March 31, 2023, 2024, and 2025. For details about the impact of COVID-19 pandemic, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Impact of the COVID-19 pandemic on Our Operations and Financial Performance.”

If we fail to acquire new customers or retain existing customers, especially our large customers, our business, financial condition and results of operations could be materially and adversely affected.

Retaining our existing customers, especially our large customer, has always been essential to our success. For the fiscal year ended March 31, 2025, there were three customers that contributed 14.5%, 11.9%, and 10.4% to our revenue. For the fiscal year ended March 31, 2024, there were two customers that contributed 17.4% and 12.7% to our revenue. For the fiscal year ended March 31, 2023, there were three customers that contributed 12.0%, 10.6% and 10.5% to our revenue. Apart from the major customers mentioned above, no other customers contributed more than 10% of our total revenue. Our supply agreements with our customers generally do not require them to purchase any products from us; rather we receive purchase orders from our customers on a monthly basis. If our products or services do not meet the requirements of our customers, or if our competitors offer more attractive products, prices, or better customer services, our existing customers may decrease or stop their purchase orders from us. The termination or any change of the purchase orders from our large customers could adversely affect our business and operating results. Furthermore, our ability to attract new customers is crucial to our growth. We have invested heavily in the branding, sales and marketing to acquire and retain customers since our inception. For example, we frequently attend domestic and international expos and exhibitions in an effort to marketing our products and attracting new customers. We also expect to continue to invest in our marketing and sales team to acquire new and retain existing customers. However, there can be no assurance that we will be able to acquire new customers despite our efforts. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations could be adversely affected.

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

We do not engage in hedging transactions against raw material price fluctuations, but attempt to mitigate the short-term risks of price volatility by purchasing raw materials in advance based on forecasted production needs and/or reaching agreements with some of our suppliers to keep the cost of raw materials stable. We also attempt to lower the consumption of raw materials by reducing waste and using recycled materials whenever possible and without compromising product quality. In addition, we may pass the increases in the costs of raw materials to customers by adjusting the selling price of our products. For example, as a result of the global supply chain disruptions amid the COVID-19 pandemic, the average cost of the components and materials used in our products decreased by 14.7% per unit in fiscal year ended March 31, 2025 as compared to fiscal year ended March 31, 2024, increased by 8.5% per unit in fiscal year ended March 31, 2024 as compared to fiscal year ended March 31, 2023, and increased by 15.5% per unit in fiscal year ended March 31, 2023 as compared with fiscal year ended March 31, 2022. The average selling price of our products decreased by 12.8% per unit in fiscal year ended March 31, 2025, raised by 9.7% per unit in fiscal year ended March 31, 2024, and raised by 19.8% per unit in fiscal year ended March 31, 2023 to mitigate inflationary pressures. Although these strategies have helped mitigate the negative impact from the raw material fluctuations in the past, they may not be enough to provide sufficient protections for our business in the future, and, as a result, our financial results could be negatively and materially affected.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended March 31, 2025, there was no supplier accounted for over 10% of the total purchases made by the Company. For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases made by the Company. For the fiscal years ended March 31, 2023, no supplier accounted for more than 10% of the total purchases made by the Company. As we have a variety of options for supplies, and the technical demands of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. However, if we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source materials from a different supplier on short notice. There is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

The impact of currency value fluctuations could impact our reported financial performance and our ability to sustain and grow earnings.

We are exposed to risks of doing business on a global scale, including fluctuations in foreign currencies. Our operating subsidiaries in Hong Kong, mainland China and the Netherlands use their respective currencies, which are Hong Kong dollar (“HK$”), Renminbi (“RMB”), Euro (“EUR”), and Serbian Dinar(“RSD”), as their functional currencies. The consolidated financial statements included elsewhere in this annual report are prepared in US$ for reporting purposes. In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of the fluctuations in currency exchange rates, we recorded a foreign currency translation adjustment in other comprehensive loss of $161,106, $523,250, and $728,399, due to the unfavorable exchange rate of our functional currencies towards the U.S. dollar for the fiscal years ended March 31, 2025, 2024, and 2023. As such, fluctuations in currency exchange rates from period-to-period may result in significant period-over-period changes in our reported financial performance.

Furthermore, due to our international operations, we may be required to purchase products or services with foreign currencies other than the currencies in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to shift the increase in the prices of the products or services we provide to our customers, which could have an adverse effect on our financial performance. For example, we recorded a foreign currency gain of $67,395, $425,308, and $562,527, due to favorable exchange rates for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows and impact the comparability of our results between financial periods.

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

As of March 31, 2025, we had cash of approximately $3.69 million, total current assets of approximately $9.02 million, and total current liabilities of approximately $3.84 million. We may need to engage in capital-raising transactions in the near future. Such financing transactions may cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to access additional financing is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Class A Ordinary Shares and Class A Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

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

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our customers and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Historically, our defect rate was close to 0%, and our warranty cost for each of fiscal years ended March 31, 2025, 2024, and 2023 was $0, due to the implementation of strict quality control procedures. However, there is no guarantee that our defect rate will remain low or that we will not incur any warranty costs in the future.

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

Our future growth will depend upon our ability to maintain efficient operations at our existing production facility and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 60.8%, 51.3%, and 79.8% for fiscal years ended March 31, 2025, 2024, and 2023, respectively. The utilization rate of our production facility depends primarily on the demand for our products and the availability and maintenance of our machinery and equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

If CCSC Interconnect DG were to lose its accreditation as a National High and New-Technology Enterprise in China, we could face higher tax rates than we currently pay for much of our revenues.

CCSC Interconnect DG has been approved as a High and New-Technology Enterprise (“HNTE”) since 2016. The HNTE status is valid for three (3) years and entitles CCSC Interconnect DG to a favorable income tax rate of 15% rather than the unified rate of 25%. The HNTE accreditation may be renewed every three years, and, as of the date of this annual report, we are in the process of renewing the HNTE accreditation for years 2025 - 2027. For the fiscal years ended March 31, 2025, 2024, and 2023, the taxes payable by CCSC Interconnect DG would have increased by nil, nil, and $209,381, respectively, if CCSC Interconnect DG were not a certified HNTE. In the event we were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

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

Risks Relating to Our Class A Ordinary Shares

Since Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, through his equity interest in the CCSC Investment Limited (as the largest shareholder of the Company), has the voting power of at least 50% of our Class A Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, is also a controlling shareholder of the Company, currently owns approximately 98.72% of our total voting power, through his 69.20% of equity interest in the CCSC Investment Limited, the largest shareholder of the Company. As such, he has sufficient voting power to pass ordinary resolutions of the shareholders without the votes of any other shareholders pursuant to our second amended and restated memorandum and articles of association (“New M&A”), including an ordinary resolution to elect all directors. This could permit Dr. Chi Sing Chiu to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2025, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the Nasdaq Capital Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on September 30, 2025. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on September 30, 2025, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if we are successfully listed and the market price of our Class A Ordinary Shares increases.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares.

In connection with the closing of our IPO, all of our officers and directors and shareholders who then owned five (5%) percent or more of our issued and outstanding shares agreed not to sell our ordinary shares for a period of six (6) months from January 22, 2024. The ordinary shares that were subject to these lock-up agreements became eligible for sale in the public market upon expiration of these lock-up agreements on July 22, 2024, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. As of the date of this annual report, an aggregate of 6,581,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are outstanding. All of our Class A Ordinary Shares sold in our initial public offering that closed on January 22, 2024 (“IPO”) are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Commencing on July 23, 2024, all remaining outstanding shares may also be sold in the public market, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act.

If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase Class A Ordinary Shares prior to any price decline.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our New M&A, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

The Cayman Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our New M&A allow one or more of our shareholders which, at the date of the deposit of the requisition, carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that, as at the date of the deposit of the requisition, carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

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

From the closing of our IPO on January 22, 2024 to the date of this annual report, the trading price of our shares has ranged from $1.04 to $21.19 per ordinary share. The trading price of our Class A Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A Ordinary Shares, you could lose a substantial part or all of your investment in our Class A Ordinary Shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Class A Ordinary Shares;

●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Item 3. Key Information-D. Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five (5) full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer: (iii) provide certain disclosure regarding executive compensation required of larger public companies: or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five (5) years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

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

Risks Related to Our Capital Structure

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have adopted a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifty (50) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary share at any time by the holder thereof. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Shares under any circumstances.

Only our Class A Ordinary Shares are tradable on the market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

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

IPO in January 2024

The Class A Ordinary Shares of the Company commenced trading under the symbol “CCTG” on the Nasdaq Capital Market on January 18, 2024. On January 22, 2024, the Company closed its IPO of 1,375,000 ordinary shares pursuant to certain registration statements on Form F-1 (File Nos.333-270741 and 333-276545). Revere Securities, LLC and R.F. Lafferty & Co., Inc. were the underwriters of the Company’s IPO. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 ordinary shares at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on February 8, 2024.

Variation of Share Capital in September 2024

The 2024 annual general meeting of shareholders (the “AGM”) of the Company was held on September 10, 2024. At the AGM, the shareholders of the Company adopted resolutions with respect to the variation of share capital for the following:

1.	Increase of Authorized Share Capital. The authorized share capital of the Company was increased from US$50,000 divided into 100,000,000 ordinary shares of a par value of US$0.0005 each to US$250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0005 each, by the creation of 400,000,000 additional ordinary shares of a par value of US$0.0005 each; and

2.	Implementation of Dual-Class Share Structure

a.	5,000,000 ordinary shares of a par value of US$0.0005 held by CCSC Investment Limited were re-designated and reclassified as 5,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, carrying the rights, preferences and privileges as set forth in the New M&A; and

b.	The remaining 495,000,000 issued and unissued ordinary shares of a par value of US$0.0005 each were re-designated and reclassified as Class A Ordinary Shares of a par value of US$0.0005 each, carrying the rights, preferences and privileges as set forth in the New M&A.

As of the date of this annual report, an aggregate of 6,581,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding.

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

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures.”

B. Business Overview

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through operating direct wholly-owned subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia primarily in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses. As of the date of this annual report, we have a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas.

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

We produce both OEM and ODM interconnect products for manufacturing companies that produce end products, as well as EMS companies, who procure and assemble products on behalf of such companies. OEM products refer to products we manufacture based on design and specifications provided by customers, while ODM products refer to those products that we design, develop and manufacture based on the specifications provided by customers. For the fiscal years ended March 31, 2025, 2024, and 2023, almost all, or more than 99% of our sales were attributed to manufacturing companies and EMSs, while the remaining sales were attributed to dealers who resell interconnect products. Many of our customers are global name-brand manufacturers, such as Linak, Danfoss, Bitzer, Maersk, Universal Robots, Philips, Osram, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

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

Our product research and development capabilities have been a cornerstone of our success. Our engineering team that is responsible for product research and development currently has 20 employees, many of whom are experienced mechanical and electrical engineers. We hold the rights to 71 patents registered with the PRC intellectual property agency and CCSC Interconnect DG has been certified as a HNTE since 2016. CCSC Interconnect DG renewed its HNTE certificate in 2022, and can enjoy a preferred income tax rate of 15% by the year end of 2024. CCSC Interconnect DG is currently renewing its HNTE accreditation for years of 2025-2027. In July 2023, CCSC Interconnect DG was selected by the Ministry of Industry and Information Technology (MIIT) of China as a “Specialized Refinement Differential Innovation Little Giant Enterprise”, a recognition given to small and medium-sized enterprises that specialize in niche sectors and boast strong innovative capability. We intend to continually invest in our engineering team and further enhance our research and development capabilities.

We are led by a management team with extensive experience in research and development, manufacturing and commercialization of interconnect products. We believe our management team is well positioned to lead us through the development and commercialization of new products, while maintaining and improving the market position of our existing products. Our revenue was $17,631,489, $14,748,551, and $24,059,556, for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Our net loss was $1,410,465 and $1,295,163, and net income was $2,208,152, for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

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

High standard and commitment to quality control

We believe strong quality control enhances product value, which results in satisfied and loyal customers. To that end, we set stringent production and quality control protocols designed to ensure that our products meet or often exceed relevant industry standards and customer requirements. We have a quality control team of more than 29 employees, who carry out day-to-day quality control functions at each stage of our production process, from raw material selection, product design and development, to manufacturing and testing. Additionally, we impose stringent standards on the selection of our suppliers and subcontractors to ensure the quality of our products. In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force. In June 2023, our HK subsidiary, CCSC Interconnect HK was certified to the Sustainable Development Goals (“SDG”) Certificate, which aligns with the “SDG 12: Responsible Consumption and Production” under United Nations Development Program.

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

Experienced management team and dedicated workforce

Our management team, led by our executive directors and senior management, possesses a demonstrated track record of managing and growing our business for the past twenty years. All members of our senior management have extensive experience, ranging from ten to thirty years, in the development, manufacturing, and commercialization of interconnect products. Our workforce is highly skilled in their specialized lines of business. We selectively recruit qualified employees, and provide continuous professional development training for our staff. We have some of the most dedicated employees. Approximately 63% of our employees have been with us for more than 5 years, and approximately 35% for more than ten years.

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

Expand new customer base and increase product offering to existing customers

We are preferred vendors of many global brand-name manufactures and have established long-term working relationships with our key customers. Leveraging on such relationships and our in-depth industry knowledge, we intend to further expand our business with our existing customers through promotions and offering new and improved products. We also intend to expand our customer base by closely monitoring and studying industry trends, assessing the needs of potential customers, and aggressively seizing opportunities to promote and present our products and services to them. In addition, to attract, support and develop business with potential customers, we have and may set up additional regional sales offices or may cooperate with regional logistics/warehouse service providers in different regions where such potential customers are located. For example, in 2016, we established our regional office in the Netherlands to better serve our growing customer base in Europe. Furthermore, we launched a plan in May 2024 to establish a new supply chain management center in Serbia, Central Europe. This center will serve as the headquarters of our supply chain operations in Europe to support our operations across the region.

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

Below is a tabular illustration of our sales with respect to our geographic coverage for the fiscal years ended March 31, 2025, 2024, and 2023.

	Fiscal year ended March 31, 2025		Fiscal year ended March 31, 2024		Fiscal year ended March 31, 2023
	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue
Northern Europe	8,547,915	48.4%	6,402,388	43.4%	10,704,148	44.6%
Hong Kong	1,670,446	9.5%	1,895,230	12.9%	3,073,838	12.8%
Mainland China	1,636,832	9.3%	1,372,966	9.3%	1,779,668	7.4%
North America	1,299,799	7.4%	1,377,541	9.3%	1,570,978	6.5%
Southern Europe	1,203,407	6.8%	900,786	6.1%	913,221	3.8%
Eastern Europe	893,500	5.1%	825,249	5.6%	2,984,706	12.4%
ASEAN	2,025,688	11.5%	1,570,519	10.6%	2,557,550	10.6%
Western Europe	347,082	2.0%	395,364	2.8%	442,363	1.8%
Other Asia countries	3,282	0.0%	4,368	0.0%	27,235	0.1%
Southern America	3,487	0.0%	4,140	0.0%	5,849	0.0%
Australia	51	0.0%	-	-%	-	-%
Total	17,631,489	100.0%	14,748,551	100.0%	24,059,556	100.0%

For more than 20 years, we have strived to offer quality products at competitive prices. Our customer-oriented approach has helped us establish close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with customers in developing new products and technologies, we are able to identify and act on trends across our portfolio of products. In addition, we continuously invest on service, procurement and manufacturing improvements designed to increase product quality and performance and lower production lead-time and cost. For example, in 2016, in order to better service our growing customer base in Europe, we established CCSC Interconnect NL, our European logistic and service hub. Additionally, we launched a plan in May 2024 to establish a new supply chain management center in Serbia, Central Europe. This center is expected to serve as the headquarters of our supply chain operations in Europe to support our operations across the region.

Our customers include both manufacturing companies and electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of manufacturing companies. Additionally, a tiny fraction, or less than 1% of our sales for the fiscal years ended March 31, 2025, 2024, and 2023, was attributed to dealers who resell our products to manufacturing companies. For fiscal year ended March 31, 2025, aggregate sales to three customers accounted for approximately 14.5%, 11.9%, and 10.4% of our total sales. For fiscal year ended March 31, 2024, aggregate sales to two customers accounted for approximately 17.4% and 12.7% each of our total sales. For fiscal year ended March 31, 2023, aggregate sales to three customers accounted for approximately 12.0%, 10.6% and 10.5% each of our total sales, respectively.

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

Engineering and R&D

Our engineering team, led directly by our Chief Executive Officer (“CEO”) and Chief Operation Officer (“COO”), has built a solid reputation with our customers by partnering with them every step of the way from initial concept and design to prototype and final production. As of the date of this annual report, our engineering department has a total of 20 employees with extensive experiences in mechanical and electronic engineering, as well as product design and development. Our engineering team is responsible for research and development of new and improved products and processes, and generally implements its product development strategy through collaborative initiatives with customers, which often result in our obtaining approved vendor status for the customers’ new products.

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

Components, Raw Materials and Suppliers

We procure the following components for the manufacturing of our products: 1) Cable and plastics, including single wire, cable, insulation tube, standard connector, plastic fabricated part; 2) Metal parts, including metal shell, metal terminal, metal fabricated part; and 3) Electronic parts, including printed circuit board, LED, resistor, capacitor, transistor, inductor, thermistor, potentiometer, ferrite core, switch and semiconductor. These components do not require any raw materials that are scarce, and, in general, are readily available from a wide range of local and national sources. Most of our components do not require advanced or proprietary technology that may make it difficult for us to source, although some customers have required us to purchase certain components from their authorized vendors. Although we do not directly procure raw materials, our business depends on a stable supply of such raw materials such as copper, zinc, and aluminum that are required for the manufacture of our components.

Our components are mainly sourced from suppliers located in the PRC, Hong Kong, Taiwan and Europe. We select our suppliers based on many criteria, including, but not limited to: quality, production site, production process, delivery cycle, and price. As we have a variety of options for supplies, and the technical demand of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. Accordingly, our agreements with our suppliers allow us to purchase our raw materials and components on a per purchase order basis. We have an enterprise resource planning (“ERP”) system that monitors and controls the stock level of components based on customer purchase orders and customer forecasts for the future orders. The prices for these components are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trends, and freight costs, and most importantly, the price of raw materials. The prices these components have fluctuated in the past, and may fluctuate significantly in the future, which could materially and adversely impact our business operations. For details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Increases in the price of raw materials could impact our ability to sustain and grow earnings.”

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

The cost of the components constituted approximately 67.8%, 67.8%, and 74.8% of the total cost of production for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

For the fiscal year ended March 31, 2025, there was no supplier who accounted for more than 10% of the total purchases. For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases. For the fiscal years ended March 31, 2023, no supplier accounted for more than 10% of our total purchases.

Production Facility

We operate one manufacturing plant in Dongguan, Guangdong province, China, with 189,983 square feet in the aggregate. We have leased the plant since 1999 and renewed the term every 3 years; the current term is from September 2022 to August 2027. We own all of the equipment and machinery such as computerized vertical injection machine, low pressure injection machine, automatic cable cutting & stripping machine, automatic wire printing machine, automatic crimping machine, automatic soldering machine, automatic sealing machine, laser welding machine, laser engrave machine, automatic wire twisting machine, automatic cable winding machine, automatic shrink film packing machine, PCBA de-panel machine at our factory, which were valued at approximately $0.85 million as of March 31, 2025, net of depreciation costs. We focus on best practices in quality control and employee safety. For quality control and testing, we have fatigue testing machines, automatic wire sequence tester, automatic optical inspection machine, automatic cable flexing machine, hi-lo temperature chamber, salt spray tester, UV accelerated weathering tester, tensile tester, pull tester, connector insertion force & reliability tester, gold-plating thickness tester, spectrometer, cable functional & continuity tester, hi-pot tester, spectrophotometer, led color spectrum tester, ipx6 water jetting test chamber, high resolution electronic microscope. We routinely use our in-house information management system to record and track quality control data.

Warranty Policy

We offer general product warranty for durations ranging from 1 to 2 years based on the products and their end applications. For example, we provide 1 year warranty for cables and wire harnesses for robotic arms, and a 2-year warranty for cables and wire harnesses for air ventilators. Since we implement strict quality control procedures, we have not incurred significant warranty costs. Our warranty cost for each of the fiscal years ended March 31, 2025, 2024, and 2023 was $0.

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

CCSC Interconnect DG owns a portfolio of intellectual property, including 71 patents registered with the Chinese intellectual property agency, confidential technical information and technological expertise in manufacturing interconnect products. Of the 71 patents, 9 are invention patents, which were granted to CCSC Interconnect DG in the years between 2013 and 2024, each for a duration of 20 years, commencing from the date of application and the other 62 are utility models, which were granted to CCSC Interconnect DG in the years between 2015 and 2025, each for a duration of 10 years. We do not foresee any material impact on our business when they expire in the future, the earliest of which will be on July 22, 2025.

CCSC Interconnect HK was granted an irrevocable exclusive license to use 13 trademarks by a company held by one of its shareholders for a term of ten years commencing from June 1, 2020. These trademarks are registered with the Trade Marks Registry, Intellectual Property Department of the Government of the Hong Kong Special Administrative Region of the PRC.

We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations. While we value our intellectual properties and related assets, we do not believe that our market position and competitiveness are heavily dependent on them, or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop effective intellectual property strategies, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others. We nevertheless face intellectual property-related risks. For more information on these risks, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our success depends on our ability to protect our intellectual property.”

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for business.

Insurance

We maintain certain insurance policies to safeguard against risks and unexpected events. CCSC Interconnect DG provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. CCSC Interconnect DG also maintains property insurance for fixed assets and inventories. CCSC Interconnect DG is not required to maintain key man insurance, business interruption insurance or product liability insurance under PRC laws and only provides product liability insurance to certain customers on a case by case basis. During the fiscal years ended March 31, 2023, 2024, and 2025 we did not file any material insurance claims in relation to our businesses.

Employees

We and our subsidiaries had a total of 264, 273, and 304 employees as of March 31, 2025, 2024, and 2023, respectively. As of the date of this annual report, we have 263 employees. The following table sets forth the number of our employees by function as of the date of this annual report:

Department	Number of Employees
Management	4
Manufacturing	138
Engineering	20
Quality	29
Sales and marketing	16
Warehouse, production and material control	21
Purchasing	8
Finance	12
Administration, MIS and Human resources	15
Total	263

We enter into employment contracts with our full-time employees.

As required by regulations in China, CCSC Interconnect DG participates in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. In Hong Kong, CCSC Technology Group and CCSC Interconnect HK participate in a contribution scheme, which is registered under the Mandatory Provident Fund Scheme (the “MPF Scheme”) established pursuant to the Mandatory Provident Fund Schemes Ordinance that took effect in December 2000. For each of Hong Kong’s full-time employees, CCSC Technology Group and CCSC Interconnect HK contributes the lower of HK$1,500 per month or 5% of relevant payroll costs each month to the MPF Scheme. In the Netherlands, the “Algemene Ouderdomswet”, or “AOW”, is a basic state pension insurance scheme, and everyone who lives or works in the Netherlands is insured automatically under the AOW, regardless of his or her nationality. CCSC Interconnect NL makes AOW contributions for its employees to the Dutch Tax and Customs Administration.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties and Facilities

We maintain the below facilities. We believe that our facilities are suitable and adequate for our operations and are adequately maintained.

Real Property Locations	Approximate Square Feet	Use	Owned or Leased (term of lease)
No. 50, Puxing West Road, Yuliangwei Village, Shenzhen Shangsha Qingxi Industrial Park of Yuliangwei Management Area, Qingxi Town, Dongguan, Guangdong Province, PRC	189,983	Factory and staff quarter	Leased (from September 2022 to August 2027)

1301-1303, 13/f, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Shatin, Hong Kong	2,555	Head office	Leased (from November 2023 to November 2025)

Klompenmakerstraat 16a, 2984BB Ridderkerk, the Netherlands	5,113	Office and warehouse	Leased (from January 2019 to May 2028)
Total	197,651

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

PRC Regulations Relating to Foreign Investment

The Market Entry Rules for Foreign Investment

Market entry for investment activities in mainland China by foreign investors is mainly governed by the Guidance Catalogue of Encouraged Industries for Foreign Investment (2022 Version), or the Catalogue, which was promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on October 26, 2022, and became effective on January 1, 2023, and the Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2024 Version), or the Negative List, which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024. The Catalogue lists the encouraged industries for foreign investment, and the Negative List identifies the prohibited and restricted industries for foreign investment. If the investment falls within an “encouraged” category in the Catalogue, such foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category on the Negative List, such foreign investment may be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the mainland China party, depending on the particular industry. If the investment falls within a “prohibited” category on the Negative List, no foreign investment of any kind is allowed. Any investment that occurs within an industry not falling into any of three categories mentioned above is classified as a permitted industry for foreign investment.

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

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021, pursuant to which, security review shall be conducted if foreign investments affecting or likely to affect national security. The Foreign Investment Security Review Mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, foreign investment activities falling within the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern national security while obtaining the ultimate control over the enterprise invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

PRC Regulations Relating to Intellectual Property

Trademark

Registered trademarks are mainly protected under the Trademark Law of the PRC (2019 Revision) and its Implementation Rules (2023 Revision), collectively the Trademark Laws. Pursuant to the Trademark Laws, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods and/or services for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved, and may be renewed for another ten years provided that relevant application procedures have been completed within twelve (12) months before the end of the validity period. If the registrant fails to apply for renewal in a timely manner, a grace period of six (6) additional months may be granted. However, if the registrant fails to apply for renewal before the grace period expires, the registered trademark shall be deregistered.

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

In addition, according to the Trademark Laws, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods and/or services without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. As of the date of this annual report, CCSC Interconnect DG does not have any registered trademarks in mainland China.

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

As of the date of this annual report, CCSC Interconnect DG currently holds 71 registered patents in mainland China, including 9 invention models and 62 utility models.

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

As of the date of this annual report, CCSC Interconnect DG currently holds one registered domain name in mainland China, ccsc-interconnect.com.

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

As of the date of this annual report, CCSC Interconnect DG has not made adequate social insurance contributions to their employees, which may subject it to make up such shortfalls or fines, see “Item 3. Key Information-D. Risk Factors-Risks relating to doing business in China-Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

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

As of the date of this annual report, CCSC Interconnect DG has not made adequate housing provident fund contributions to their employees, which may subject it to fines, see “Item 3. Key Information-D. Risk Factors-Risks relating to doing business in China-Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

PRC Regulations Relating to Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the PRC EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018, and its implementation rules, including the Regulations on the Implementation of Enterprise Income Tax Law of the PRC which was promulgated by the State Council on December 6, 2007 and last amended on December 6, 2024 and effective on January 20, 2025, EIT shall be applicable at a uniform rate of 25% to both resident or non-resident enterprises. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but have a de facto management body in mainland China. Non-resident enterprises are defined as enterprises that are established under the laws of foreign countries and have no de facto management body within mainland China, but have established institutions or premises in mainland China, or have no such institutions or premises but have income generated from mainland China. EIT shall be payable by a resident enterprise for income sourced within or outside mainland China. EIT shall be payable by a non-resident enterprise, for income sourced within mainland China by its institutions or premises established in mainland China, and for income sourced outside mainland China for which the institutions or premises established in mainland China have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in mainland China or has income bearing no de facto relationship with the institution or premises established in mainland China, EIT shall be payable by the non-resident enterprise only for income sourced within mainland China at the rate of 20%.

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

CCSC Interconnect DG has obtained the HNTE accreditation since 2016, which was last renewed on December 22, 2022, and has received a preferential income tax rate of 15% rather than the unified rate of 25% for years 2022-2024. As of the date of this annual report, CCSC Interconnect DG is in the process of renewing its HNTE accreditation for years 2025-2027.

Value-Added Tax (“VAT”)

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and were recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and were recently amended on October 28, 2011, collectively the VAT Regulations, all entities and individuals in mainland China engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

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

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC (the “VAT Law”), which will become effective on January 1, 2026, and abolished the Interim Regulations on Value-added Tax of the PRC. Pursuant to the VAT Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and the importation of goods within mainland China are VAT payers and shall pay VAT in accordance with the VAT Law.

As of the date of this annual report, the VAT rate applicable to our sales of goods by our PRC subsidiary is 13%.

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

We may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future mainland China resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE rules. See “Item 3. Key Information-D. Risk Factors-Risks relating to doing business in China-PRC laws and regulations relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us.”

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

Our PRC counsel, JT&N, has advised us that, based on its understanding of current PRC laws, rules and regulations, and the M&A Rules, the CSRC approval was not required in the context of our IPO, or any follow-on offerings, given that: (i) CCSC Interconnect DG was established by means of direct investment rather than by a merger with or an acquisition of any mainland China domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective share structure like ours falling within the M&A Rules. Notwithstanding the above opinion, our PRC counsel, JT&N, has further advised us that uncertainties exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required regarding our IPO, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both by direct and indirect means, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application with oversea securities regulatory authorities for its IPO or listing. Further, such a PRC domestic company shall report to the CSRC within three business days upon the completion of any follow-on offerings. If the PRC domestic company fails to complete required filing procedures, conceals any material fact or falsifies any major content in its filing materials, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

Further, according to the CSRC Notice that was issued by the CSRC on February 17, 2023, beginning on March 31, 2023, PRC domestic companies that had submitted valid applications for overseas offering and listing but did not obtain the approval from overseas regulatory authorities or overseas stock exchanges shall complete the required filing procedures with the CSRC prior to the completion of their overseas offerings and listing. In compliance with the Trial Measures, we submitted our filing materials relating to our IPO to the CSRC on August 31, 2023, and were informed by the CSRC in writing on November 6, 2023 that we did not fall within the scope of the filing requirements at such time. Based on such notice by the CSRC, we believe we are not required to undertake the relevant filing and reporting requirements as stipulated in the Trial Measures. However, we cannot assure you that we will not become subject to the filing requirements under the Trial Measures in the future, if the CSRC issues any further guidelines that otherwise subjects us to them.

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

Any new laws and regulations issued by the PRC authorities may subject us to additional compliance requirements. We cannot assure you that we will be able to comply with all the new regulatory requirements under the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks relating to doing business in China-The CSRC’s Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.”

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. For more detail on our corporate history please refer to “-A. History and Development of the Company.”

D. Property, Plants and Equipment

See “-B. Business Overview-Properties and Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.”

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly owned operating subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia, primarily in the sale, design, and manufacturing of interconnect products, including connectors, cables, and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Asia, Europe, the Americas, and Australia. Many of our customers are global name-brand manufacturers, such as Linak A/S, Danfoss, Bitzer, Universal Robots, Flextronics, Harman and Vtech, with whom we have established long-term working relationships.

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

For the fiscal years ended March 31, 2025, 2024, and 2023, we had total revenue of US$17.63 million, US$14.75 million, and US$24.06 million, respectively, and net loss of US$1.41 million and US$1.30 million and net income of US$2.21 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 92.9%, 92.4%, and 92.3% of our total revenue for those fiscal years, respectively. Revenue derived from connectors accounted for approximately 7.1%, 7.6%, and 7.7% of our total revenue for those fiscal years, respectively.

For the fiscal years ended March 31, 2025, 2024, and 2023, approximately 60.6%, 61.6%, and 63.3% of our revenue was generated from our top ten customers, respectively.

Major Factors Affecting our Results of Operations

Our revenue is primarily derived from sales of both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products — including connectors, cables and wire harnesses — which we sell to manufacturing companies and electronic manufacturing services (“EMS”) companies in Asia, Europe, the Americas and Australia. Our performance and business outlook are influenced by the following major factors:

Our ability to control the costs of raw materials and components

The costs of the components we source from suppliers are largely dependent on market forces, such as fluctuations of commodity prices, raw material prices, market supply and demand, and logistics and transport costs. Because the cost of components represents over 65% of our total cost of sales, higher or lower component costs affect our gross margins. Increases in the market price of components typically enable us to raise our selling prices. As our business further grows in scale, we expect to have higher bargaining power and, hence, more favorable terms, including pricing and payment terms, for the sourcing of components.

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

Since 2020, some of our customers who were negatively impacted by the COVID-19 pandemic, which reduced their demand for our products, such as cables and wire harnesses for outdoor lighting solutions. During fiscal year ended March 31, 2022 and 2023, we took a series of measures, including tailoring our communication methods to replace physical meetings by setting up virtual meetings (e.g., Zoom meetings) with our customers on a regular basis or when required by our customers, and enhancing our presence on social media (e.g., LinkedIn) to strengthen our relationships with existing major customers, in an effort to mitigate risks brought by the COVID-19 pandemic.

In fiscal years ended March 31, 2022 and 2023, we experienced some disruptions to our supply chain that led the suppliers to increase lead times and prices for components and raw materials. In particular, the price of copper, which is the principal raw material used in the components that we source from our suppliers, increased tremendously due to rising global demand. Supply chain logistics also inflated the price of copper and the price of copper reached a record high in March 2022, as it was taking longer to move commodities around the world. As a result, the average cost of the components and materials used in our products increased by 15.5% per unit in fiscal year ended March 31, 2023 as compared with fiscal year ended March 31, 2022. To counter the higher costs, we had to raise the average selling price of our products by 19.8% per unit in fiscal year ended March 31, 2023. Our gross profit margin increased to 32.7% from 27.5%. However, in response to the expected increase of supply chain costs that caused the rising of our unit selling price, our customers had purchased products in advance from us in the fiscal year ended March 31, 2022 and the first half of the fiscal year ended March 31, 2023, resulting in a contraction in demand in the second half of the fiscal year ended March 31, 2023, and our revenue decreased by 11.4%, from US$27.17 million for the fiscal year ended March 31, 2022 to US$24.06 million for the fiscal year ended March 31, 2023.

In the fiscal year ended March 31, 2024, as the Chinese economy experienced slow and gradual recovery from COVID-19, our business was not materially impacted by COVID-19. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments, such as any potential resurgence of COVID-19, future government actions in response thereto and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on our future operations, financial condition, liquidity and results of operations.

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

In addition, an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since October 7, 2023. While we do not have any direct operations or significant sales in the Middle East, geopolitical tensions and ongoing conflicts in the region, particularly between Israel and Palestine, may lead to global economic instability and fluctuating energy prices that could materially affect our business. It is not possible to predict the broader consequences of the Israel-Hamas war, including related geopolitical tensions, and the measures and actions taken by other countries in respect thereof, which could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. While it is difficult to predict the impact of any of the foregoing, the Israel-Palestinian war may adversely affect our business, financial condition and results of operations.

Escalating Trade Tensions and Impacts of Tariff Policy Volatility

Recently there have been heightened tensions in international relations, particularly between the United States and China. Since February 2025, the U.S. administration has increased the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its tariff on U.S. imports to 125%. While our products are sold globally, our business and operating results have been and will continue to be affected by the total tariff tensions, we remain alert to the potential indirect impacts of evolving trade policies. For instance, increased costs borne by our customers, particularly those with international exposure, could be passed on to us, potentially affecting our revenue and operating margins. The current trade environment is characterized by rapid and unpredictable changes in tariffs and regulations, making long-term planning more challenging. In response, we are strengthening collaboration with our customers and suppliers, evaluating alternative technology solutions, and enhancing the flexibility of our operational model to better respond to external disruptions. While these measures are designed to mitigate potential impacts, there can be no assurance that they will fully shield us from the broader effects of ongoing trade policy shifts. We will continue to monitor developments closely and adapt our business strategy as needed to maintain operational stability and financial performance.

Results of operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended March 31,		change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$17,631,489	$14,748,551	$2,882,938	19.5%

Cost of revenue	(12,647,287)	(10,825,943)	(1,821,344)	16.8%
Gross profit	4,984,202	3,922,608	1,061,594	27.1%

Operating expenses:
Selling expenses	(1,695,217)	(1,039,882)	(655,335)	63.0%
General and administrative expenses	(4,601,637)	(4,134,394)	(467,243)	11.3%
Research and development expenses	(654,039)	(594,521)	(59,518)	10.0%
Total operating expenses	(6,950,893)	(5,768,797)	(1,182,096)	20.5%

Loss from operations	(1,966,691)	(1,846,189)	(120,502)	6.5%

Other income:
Other non-operating income/(expenses), net	534	(35,509)	36,043	(101.5)%
Government subsidy	207,257	7,255	200,002	2,756.7%
Foreign currency exchange income	67,395	425,308	(357,913)	(84.2)%
Financial and interest income, net	10,538	67,636	(57,098)	(84.4)%
Total other income	285,724	464,690	(178,966)	(38.5)%

Loss before income tax expense	(1,680,967)	(1,381,499)	(299,468)	21.7%
Income tax benefit	270,502	86,336	184,166	213.3%
Net loss	$(1,410,465)	$(1,295,163)	$(115,302)	8.9%

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2025 and 2024, our total revenue was US$17.63 million and US$14.75 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia, Americas, and Australia.

Our revenue increased by 19.5%, from US$14.75 million for the fiscal year ended March 31, 2024 to US$17.63 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to a 37.1% increase in the total sales volume from approximately 22.86 million units for the fiscal year ended March 31, 2024 to approximately 31.34 million units for the fiscal year ended March 31, 2025, which was partially offset by a 12.8% decrease in the average selling price of our products from US$0.65 per unit for the fiscal year ended March 31, 2024 to US$0.56 per unit for the fiscal year ended March 31, 2025.

Our revenue generated from sales to our top ten customers increased from US$9.08 million in the fiscal year ended March 31, 2024 to US$10.68 million in the fiscal year ended March 31, 2025, which is consistent with the increase in our total revenue. Many of our major customers are global name-brand manufacturers, such as Linak, Danfoss, and Bitzer, and our relationships with many of our major customers date back many years. In fiscal years ended March 31, 2025 and 2024, sales to our top customers accounted for a significant portion of our total revenue and represents 60.6% and 61.6% of our total revenue, respectively. However, as the Company continues to develop new customers and expand into more markets, such customer concentration might diminish over time.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$16,385,705	92.9	$13,626,836	92.4%	$2,758,869	20.2
Connectors	1,245,784	7.1	1,121,715	7.6%	124,069	11.1
Total	$17,631,489	100.0	$14,748,551	100.0%	$2,882,938	19.5

For the fiscal year ended March 31, 2025, our revenue generated from cables and wire harnesses increased by 20.2%, from US$13.63 million for the fiscal year ended March 31, 2024 to US$16.39 million for the fiscal year ended March 31, 2025. The increase of sales of cables and wire harnesses was primarily attributable to the increase of sale volume, which was partially offset by the decrease of the overall average selling prices of our cables and wire harness products. Compared with the fiscal year ended March 31, 2024, our sales volume of cables and wire harnesses increased by 33.9% from approximately 9.54 million units in the fiscal year ended March 31, 2024 to approximately 12.77 million units in the fiscal year ended March 31, 2025, and our average selling prices decreased by 10.2% from US$1.43 per unit in the fiscal year ended March 31, 2024 to US$1.28 per unit in the fiscal year ended March 31, 2025. The increase in demand was mainly due to that our customers had utilized their inventories previously purchased, leading to a subsequent increase in their purchasing orders.

Our revenue generated from connectors accounted for 7.1% of our total revenue and increased by 11.1% from US$1.12 million for the fiscal year ended March 31, 2024 to US$1.25 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to the increase in sale volume, which was partially offset by the decrease of the overall average selling prices of our connectors. Compared with the fiscal year ended March 31, 2024, our sales volume of connectors increased by 39.4% from approximately 13.33 million units in the fiscal year ended March 31, 2024 to approximately 18.57 million units in the fiscal year ended March 31, 2025, and our average selling prices decreased by 20.3% from US$0.08 per unit in the fiscal year ended March 31, 2024 to US$0.07 per unit in the fiscal year ended March 31, 2025. The increase in demand was primarily due to our customers that had drawn down on their previously purchased inventories, prompting a rebound in purchase orders.

All of our revenue for the fiscal years ended March 31, 2025 and 2024 was generated from sales of our products to customers located in Europe, Asia, the Americas, and Australia. The following table sets forth the disaggregation of revenue by regions:

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$10,991,905	62.3%	$8,523,788	57.8%	$2,468,117	29.0
Asia	5,336,247	30.3%	4,843,082	32.8%	493,165	10.2
The Americas	1,303,286	7.4%	1,381,681	9.4%	(78,395)	(5.7)
Others	51	0%	-	-%	51	100.0
Total	$17,631,489	100.0%	$14,748,551	100%	$2,882,938	19.5

Our revenue generated from Europe increased by 29.0%, from US$8.52 million for the fiscal year ended March 31, 2024 to US$10.99 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to (i) an increase of sales in Denmark of US$2.02 million, from US$6.04 million for the fiscal year ended March 31, 2024, to US$8.06 million for the fiscal year ended March 31, 2025, (ii) an increase of sales in Bulgaria of US$0.32 million, from US$0.57 million for the fiscal year ended March 31, 2024, to US$0.89 million for the fiscal year ended March 31, 2025, and (iii) an increase of sales in Poland of US$0.11 million, from US$0.16 million for the fiscal year ended March 31, 2024, to US$0.27 million for the fiscal year ended March 31, 2025.

Our revenue generated from Asia increased by 10.2%, from US$4.84 million for the fiscal year ended March 31, 2024, to US$5.34 million for the fiscal year ended March 31, 2025. This increase was primarily driven by a sales increase in Association of Southeast Asian Nations, or ASEAN, of US$0.46 million, a sales increase in Mainland China of US$0.26 million, and partially offset by a sales decrease in Hong Kong, China of US$0.22 million. The growth in ASEAN was mainly attributable to rising demand driven by regional economic development, which resulted in higher sales of products such as connectors and cables. The increase in Mainland China was primarily driven by a recovery in customer purchasing activity, as customers had utilized previously procured inventories and subsequently resumed order placements.

Our revenue generated from the Americas decreased by 5.7%, from US$1.38 million for the fiscal year ended March 31, 2024 to US$1.30 million for the fiscal year ended March 31, 2025, which was primarily due to a sales decrease in North America of US$0.08 million.

Our revenue from other regions was mainly derived from Australia, reflecting efforts to expand our customer base in other geographic areas.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches, and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principal operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue increased by US$1.82 million, or 16.8%, from US$10.83 million for the fiscal year ended March 31, 2024 to US$12.65 million for the fiscal year ended March 31, 2025, which was generally in line with the increase in total revenue. The increase was primarily due to the following: (i) an increase in our inventory costs from US$7.34 million for the fiscal year ended March 31, 2024 to US$8.58 million for the fiscal year ended March 31, 2025, and (ii) an increase in our labor costs from US$2.49 million for the fiscal year ended March 31, 2024 to US$3.07 million for the fiscal year ended March 31, 2025.

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2025 and 2024, our inventory costs amounted to US$8.58 million and US$7.34 million, respectively, representing 67.8% and 67.8% of our total cost of revenue for such respective periods. The increase in our inventory costs was primarily due to a 37.1% increase in the total sales volume from approximately 22.86 million units in the fiscal year ended March 31, 2024 to approximately 31.34 million units in the fiscal year ended March 31, 2025. This increase was partially offset by a 14.7% decrease in inventory cost per unit from US$0.32 in the fiscal year ended March 31, 2024 to US$0.27 in the fiscal year ended March 31, 2025.

For the fiscal years ended March 31, 2025 and 2024, our labor costs amounted to US$3.07 million and US$2.49 million, respectively, representing 24.3% and 23.0% of our total cost of revenue. The increase in labor costs was mainly attributable to higher production volumes driven by increased sales.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended March 31, 2025 and 2024, our gross profit was US$4.98 million and US$3.92 million, respectively, and our gross profit margin was 28.3% and 26.6%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$17,631,489	100.0	$14,748,551	100%	$2,882,938	19.5
Cost	(12,647,287)	(71.7)	(10,825,943)	(73.4)%	(1,821,344)	16.8
Gross Profit	$4,984,202	28.3	$3,922,608	26.6%	$1,061,594	27.1

The gross profit margin increased slightly compared to the prior fiscal year, primarily due to a reduction in fixed cost per unit. This was driven by a 37.1% increase in total sales volume, which rose from 22.86 million units in the fiscal year ended March 31, 2024 to 31.34 million units in the fiscal year ended March 31, 2025. The increase in sales volume was primarily driven by increased customer orders as previously purchased inventories were depleted.

Operating Expenses

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(1,695,217)	(9.6)	$(1,039,882)	(7.1)%	$(655,335)	63.0
General and administrative expenses	(4,601,637)	(26.1)	(4,134,394)	(28.0)%	(467,243)	11.3
Research and development expenses	(654,039)	(3.7)	(594,521)	(4.0)%	(59,518)	10.0
Total	$(6,950,893)	(39.4)	$(5,768,797)	(39.1)%	$(1,182,096)	20.5

Selling expenses

Selling expenses primarily consist of: (i) marketing and entertainment expenses for promotion; (ii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; (iii) freight fees and transportation fees; and (iv) office, utility and other expenses.

Our selling expenses increased by 63.0%, or US$0.66 million, from US$1.04 million for the fiscal year ended March 31, 2024 to US$1.70 million for the fiscal year ended March 31, 2025. The increase was a result of combined factors that included: (i) an increase of US$0.57 million in market development costs for entering the ASEAN, American, and European markets; (ii) an increase of US$0.09 million in freight charges due to the increase in our sales volumes; and (iii) an increase of US$0.07 million in exhibition expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees related to our IPO, including both one-time IPO-related costs and recurring public company compliance expenses; (iii) office expenses, expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 11.3%, or US$0.47 million, from US$4.13 million for the fiscal year ended March 31, 2024 to US$4.60 million for the fiscal year ended March 31, 2025, which was primarily attributable to the following: (i) an increase of US$0.43 million in agent and professional fees, primarily related to compliance and reporting obligations as a public company following our IPO in the U.S; (ii) an increase of US$0.34 million in salaries and benefits, primarily attributable to higher compensation for our general and administrative personnel, as well as bonuses and celebration expenses incurred in connection with the successful completion of our IPO. This increase was partially offset by a reduction in travel expenses during the fiscal year ended March 31, 2025, due to the absence of non-recurring overseas trips in the prior year for IPO-related activities and business development; and (iii) a decrease of US$0.30 million in entertainment and related expenses, mainly due to the absence of non-recurring IPO celebration events and overseas business trips that contributed to entertainment costs in the prior year.

Research and development (“R&D”) expenses

Research and development expenses primarily include (i) salaries, welfare and insurance expenses paid to R&D employees; (ii) costs of materials and components for the research and development activities; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses increased by 10.0%, or US$0.06 million from US$0.59 million for the fiscal year ended March 31, 2024 to US$0.65 million for the fiscal year ended March 31, 2025, primarily due to an increase of US$0.07 million in employee salaries, and partially offset by a decrease of US$0.01 million in the materials and components consumption.

Other income

Other income, primarily consists of: (i) government subsidy; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income/(expenses), net, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; (iv) financial and interest income (expenses), inclusive of interest income and interest expenses; and (v) gains or losses on exchange rate fluctuations.

Other income decreased by US$0.17 million from US$0.46 million in the fiscal year ended March 31, 2024 to US$0.29 million in the fiscal year ended March 31, 2025, which was primarily attributable to (i) a decrease in foreign currency exchange gain of US$0.36 million, and (ii) an increase of US$0.20 million in government subsidy, mainly from a “Little Giant” award granted by the Dongguan Municipal Treasury.

Income tax benefit

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

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operated in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was only established in February 2024 and did not have taxable income during these periods.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and is operated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR200,000 (EUR395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2025, 2024 and 2023. For the fiscal years ended March 31, 2025 and 2024, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, or NHTE, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards. The HNTE accreditation may be renewed every three year. As of the date of this annual report, we are in the process of renewing the HNTE accreditation for CCSC Interconnect DG for years 2025-2027.

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

Our income tax benefit increased from US$0.09 million for the fiscal year ended March 31, 2024 to US$0.27 million for the fiscal year ended March 31, 2025, which was due losses incurred by CCSC Interconnect DG and CCSC Interconnect HK in the fiscal year ended March 31, 2025.

Net loss

As a result of the foregoing, our net loss increased by 8.9%, or US$0.11 million from US$1.30 million for the fiscal year ended March 31, 2024 to US$1.41 million for the fiscal year ended March 31, 2025.

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

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables, and wire harnesses, to manufacturing companies and EMS companies, who procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2024 and 2023, our total revenue was US$14.75 million and US$24.06 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia and the Americas.

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

Our revenue generated from the sales to our top ten customers dropped from US$15.23 million in the fiscal year ended March 31, 2023 to US$9.08 million in the fiscal year ended March 31, 2024, which is consistent with the decrease in our total revenue. Many of our major customers are global name-brand manufacturers, such as Linak, Danfoss, and Bitzer, and our relationships with many of our major customers date back many years. In the fiscal years ended March 31, 2024 and 2023, sales to our top customers accounted for a significant portion of our total revenue. In the fiscal years ended March 31, 2024 and 2023, revenue generated from the sales to our top ten customers represents 61.6% and 63.3% of our total revenue, respectively. However, as the Company continues to develop new customers and expand into more markets, we expect such customer concentration will diminish over time.

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

For the fiscal year ended March 31, 2024, our revenue generated from cables and wire harnesses decreased by 38.7%, from US$22.21 million for the fiscal year ended March 31, 2023 to US$13.63 million for the fiscal year ended March 31, 2024. The decrease of sales from cables and wire harnesses was primarily attributable to the decrease in sale volume and the overall average selling prices of our cables and wire harness products. Compared with the fiscal year ended March 31, 2023, our sales volume of cables and wire harnesses decreased by 27.6% from approximately 13.17 million units in the fiscal year ended March 31, 2023 to approximately 9.54 million units in the fiscal year ended March 31, 2024, and our average selling prices decreased by 15.3% from US$1.69 per unit in the fiscal year ended March 31, 2023 to US$1.43 per unit in the fiscal year ended March 31, 2024, as we adjusted the selling prices in response to the decreased demand for our products. The decrease was because our customers had purchased products in advance from us in the fiscal year ended March 31, 2022 and the first half of the fiscal year ended March 31, 2023 in response to the expected increase of supply chain costs. However, given the stagnant global economy, customers shifted towards maintaining zero inventory instead of advanced procurement, leading to a contraction in customer demand for the fiscal year ended March 31, 2024.

Our revenue generated from connectors accounted for 7.6% of our total revenue and decreased by 39.3% from US$1.85 million for the fiscal year ended March 31, 2023 to US$1.12 million for the fiscal year ended March 31, 2024. The decrease was primarily attributable to the 52.0% decrease in our total sales volume from approximately 27.76 million units in the fiscal year ended March 31, 2023 to approximately 13.33 million units in the fiscal year ended March 31, 2024. This decrease can be attributed to advance purchases made by our customers in response to the expected increase of supply chain costs in the fiscal year ended March 31, 2022 and the first half of the fiscal year ended March 31, 2023. However, due to the stagnant global economy, customers preferred just-in-time procurement over stockpiling inventory since the second half of the fiscal year ended March 31, 2023, resulting in a contraction in customer demands. This decrease in demand was partially offset by a 26.5% increase of the overall selling prices of connectors due to high-priced connectors we sold during the fiscal year ended March 31, 2024.

All of our revenue for the fiscal years ended March 31, 2024 and 2023 was generated from sales of our products to customers located in Europe, Asia, and the Americas. The following table sets forth the disaggregation of revenue by regions:

	For the fiscal years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$8,523,788	57.8%	$15,044,438	62.5%	$(6,520,650)	(43.3)%
Asia	4,843,082	32.8%	7,438,292	30.9%	(2,595,210)	(34.9)%
Americas	1,381,681	9.4%	1,576,826	6.6%	(195,145)	(12.4)%
Total	$14,748,551	100%	$24,059,556	100%	$(9,311,005)	(38.7)%

Our revenue generated from Europe decreased by 43.3%, from US$15.04 million for the fiscal year ended March 31, 2023 to US$8.52 million for the fiscal year ended March 31, 2024. The decrease was primarily attributable to (i) a decrease of sales in Denmark of US$4.06 million, from US$10.10 million for the fiscal year ended March 31, 2023, to US$6.04 million for the fiscal year ended March 31, 2024; (ii) a decrease of sales in Hungary of US$1.83 million, from US$2.14 million for the fiscal year ended March 31, 2023, to US$0.32 million for the fiscal year ended March 31, 2024; and (iii) a decrease of sales in Bulgaria of US$0.30 million, from US$0.87 million for the fiscal year ended March 31, 2023, to US$0.57 million for the fiscal year ended March 31, 2024. This decrease was partially offset by the increase of sales of US$0.29 million in Italy.

Our revenue generated from Asia decreased by 34.9%, from US$7.44 million for the fiscal year ended March 31, 2023, to US$4.84 million for the fiscal year ended March 31, 2024, which was primarily due to the sales decreases in China of US$1.59 million, and the decrease in sales in ASEAN, of US$0.99 million. Sales orders in China decreased because our customers had purchased products in advance from us in the fiscal year ended March 31, 2022 and the first half of the fiscal year ended March 31, 2023 in response to the expected increase of supply chain costs, resulting in a contraction in demand in the fiscal year ended March 31, 2024. Our customers in Malaysia had decreased demand for our cables and harness products for robotic applications due to a decrease in robotic market demand.

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

Our cost of revenue decreased by US$5.37 million, or 33.1%, from US$16.19 million for the fiscal year ended March 31, 2023 to US$10.83 million for the fiscal year ended March 31, 2024. The reason was primarily due to (i) a decrease of our inventory costs from US$12.10 million for the fiscal year ended March 31, 2023 to US$7.34 million for the fiscal year ended March 31, 2024, and (ii) a decrease of our labor costs from US$2.87 million for the fiscal year ended March 31, 2023 to US$2.49 million for the fiscal year ended March 31, 2024.

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2024 and 2023, our inventory costs amounted to US$7.34 million and US$12.10 million, respectively, representing 67.8% and 74.8% of our total cost of revenue for such respective periods. The decrease of our inventory costs was primarily due to a 44.1% decrease of the total sales volume from approximately 40.93 million units in the fiscal year ended March 31, 2023 to approximately 22.86 million units in the fiscal year ended March 31, 2024. This reduction was partially offset by an 8.5% increase of inventory cost per unit from US$0.30 in the fiscal year ended March 31, 2023 to US$0.32 in the fiscal year ended March 31, 2024.

For the fiscal years ended March 31, 2024 and 2023, our labor costs amounted to US$2.49 million and US$2.87 million, respectively, representing 23.0% and 17.7% of our total cost of revenue. The decrease of labor costs was primarily because we reduced the number of manufacturing employees from 166 in the fiscal year ended March 31, 2023 to 136 in the fiscal year ended March 31, 2024 to improve our operational efficiency.

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

The gross profit margin slightly decreased in the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31 2023, primarily due to the increase in fixed cost per unit as a result of a decrease by 44.1% of total sales volume from 40.93 million units for the fiscal year ended March 31, 2023 to 22.86 million units for the fiscal year ended March 31, 2024, affected by the diminishing global export demands.

Operating Expenses

	For the fiscal years ended March 31,				Change
	2024	%	2023	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(1,039,882)	(7.1)%	$(1,097,150)	(4.6)%	$57,268	(5.2)%
General and administrative expenses	(4,134,394)	(28.0)%	(3,898,894)	(16.2)%	(235,500)	6.0%
Research and development expenses	(594,521)	(4.0)%	(1,084,119)	(4.5)%	489,598	(45.2)%
Total	$(5,768,797)	(39.1)%	$(6,080,163)	(25.3)%	$311,366	(5.1)%

Selling expenses

Selling expenses primarily consist of: (i) freight fees and transportation fees; (ii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; and (iii) marketing and entertainment expenses for promotion; and (iv) free sample expenses incurred for obtaining new customers and sales orders.

Our selling expenses decreased by 5.2%, or US$0.06 million, from US$1.10 million for the fiscal year ended March 31, 2023 to US$1.04 million for the fiscal year ended March 31, 2024. The decrease was a result of combined factors that included: (i) a decrease of US$0.04 million in exhibition expenses; (ii) a decrease of US$0.03 million in office expenses; and (iii) a decrease of US$0.05 million in freight charges, due to the decrease in our sales volumes. The decrease was partially offset by (i) an increase of US$0.04 million in travelling expenses for site visit to our existing and potential customers in Europe and (ii) an increase of US$0.04 million in consulting service fees for market development and expansion to the ASEAN market.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iii) office expenses, expenses for office supplies and consumables; (iv) agent and professional fees related to our IPO, including both one-time IPO-related costs and recurring public company compliance expenses; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

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

Our research and development expenses decreased by 45.2%, or US$0.49 million from US$1.08 million for the fiscal year ended March 31, 2023 to US$0.59 million for the fiscal year ended March 31, 2024, primarily due to a decrease in the materials and components consumption and employee salaries. These adjustments were made in response to a decrease in revenue, leading us to scale back our investment in R&D activities for the fiscal year ended March 31, 2024.

Other income

Other income, primarily consists of: (i) government subsidy; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; (iv) financial and interest income (loss), inclusive of interest income and interest expenses; and (v) gains or losses on exchange rate fluctuations.

Other income decreased by US$0.23 million from US$0.70 million in the fiscal year ended March 31, 2023 to US$0.46 million in the fiscal year ended March 31, 2024, which was primarily attributable to (i) a decrease in foreign exchange gain of US$0.14 million, (ii) a decrease of US$0.06 million in government subsidy, and (iii) a decrease of US$0.03 million in overtime expense compensation and material enhancement compensation paid by customers for early delivery orders.

Income tax benefit/(expense)

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the BVI as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the IRO) for corporations and 16.5% on any part of assessable profits over HK$2,000,000. Our subsidiaries, CCSC Technology Group and CCSC Interconnect HK that are considered HK resident enterprises under HK tax law, were subject to Hong Kong profit tax for any period presented as have assessable profit during the periods presented.

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

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a National High Tech Enterprise, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards. CCSC Interconnect DG has obtained the HNTE accreditation since 2016, which was last renewed on December 22, 2022, and has received a preferential income tax rate of 15% rather than the unified rate of 25% for years 2022-2024. As of the date of this annual report, CCSC Interconnect DG is in the process of renewing its HNTE accreditation for years 2025-2027.

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

Our income tax benefit/(expense) decreased from tax expense of US$0.28 million for the fiscal year ended March 31, 2023 to tax benefit of US$0.09 million for the fiscal year ended March 31, 2024, which was due to the loss of CCSC Interconnect DG in the fiscal year ended March 31, 2024.

Net (loss)/income

As a result of the foregoing, our net income decreased by 158.7%, or US$3.50 million from net income of US$2.21 million for the fiscal year ended March 31, 2023 to net loss of US$1.30 million for the fiscal year ended March 31, 2024.

B. Liquidity and Capital Resources

As of March 31, 2025, we had US$3.69 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$0.69 million; (ii) cash in Hong Kong of US$2.85 million; (iii) cash and restricted cash in the Netherlands of US$0.07 million; and (iv) cash in Serbia of US$0.08 million. Under PRC laws, RMB can be converted into U.S. dollars under the Company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

As of the date of this annual report, we have financed our operations primarily through cash generated from our operations and with a portion of the net proceeds raised from our IPO. We intend to continue relying on cash generated from our operations to support our future operations, and may consider seeking additional financing such as bank loans as needed.

Accounts receivable amounted to US$2.50 million and US$2.75 million as of March 31, 2025 and 2024, respectively. All the accounts receivable balances on March 31, 2024 have been fully collected as of the date of this annual report. Approximately 99.1%, or US$2.47 million, of the accounts receivable balances on March 31, 2025 have been collected as of the date of this annual report.

As of March 31, 2025, we had a total inventory balance of US$1.76 million, which primarily included raw material of US$0.81 million, to ensure sufficient raw materials were available to meet our production needs, inventory in transit of US$0.57 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2024, we had a total inventory balance of US$2.02 million, which primarily included raw material of US$1.78 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.34 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2025, we had working capital of US$5.18 million, as compared to working capital of US$7.54 million as of March 31, 2024. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date of our consolidated financial statements for the fiscal year ended March 31, 2025 were released.

Cash Flows

Cash Flows Analysis for the Fiscal Years Ended March 31, 2025, 2024, and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended March 31,		change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash used in operating activities	$(1,018,153)	$(2,528,503)	$1,510,350	(59.7)
Net cash used in investing activities	(890,490)	(3,825,787)	2,935,297	(76.7)
Net cash provided by financing activities	-	4,626,269	(4,626,269)	(100.0)
Effect of exchange rate changes on cash and restricted cash	(131,648)	(254,847)	123,199	(48.3)
Net change in cash and restricted cash	(2,040,291)	(1,982,868)	(57,423)	2.9
Cash and restricted cash, beginning of the year	5,734,747	7,717,615	(1,982,868)	(25.7)
Cash and restricted cash, end of the year	$3,694,456	$5,734,747	$(2,040,291)	(35.6)

	For the fiscal years ended March 31,		change
	2024	2023	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash (used in)/provided by operating activities	$(2,528,503)	$3,463,635	$(5,992,138)	(173.0)%
Net cash used in investing activities	(3,825,787)	(206,882)	(3,618,905)	1,749.3%
Net cash provided by/(used in) financing activities	4,626,269	(752,620)	5,378,889	(714.7)%
Effect of exchange rate changes on cash and restricted cash	(254,847)	(72,458)	(182,389)	251.7%
Net change in cash and restricted cash	(1,982,868)	2,431,675	(4,414,543)	(181.5)%
Cash and restricted cash, beginning of the year	7,717,615	5,285,940	2,431,675	46.0%
Cash and restricted cash, end of the year	$5,734,747	$7,717,615	$(1,982,868)	(25.7)%

Operating Activities

For the fiscal year ended March 31, 2025, our net cash used in operating activities was US$1.02 million, which was primarily attributable to (i) net loss of US$1.41 million, adjusted by an inventory write-down of US$0.13 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.76 million, and deferred tax benefit of US$0.27 million; (ii) a decrease of US$0.53 million in operating lease liabilities; (iii) a decrease of US$0.36 million in accounts payable due to the settlement of prior purchase obligations; (iv) a decrease of US$0.23 million in accrued expenses and other current liabilities due to the decrease in accrued payroll and employee benefits; partially offset by (iv) a decrease of US$0.41 million in prepaid expenses and other current assets due to the decrease in deductible value-added tax (“VAT”) input and income tax recoverable; (v) a decrease of US$0.27 million in accounts receivable as a result of the increase in collections; and (vi) a decrease of US$0.26 million in other non-current assets.

For the fiscal year ended March 31, 2024, our net cash used in operating activities was US$2.53 million, which was primarily attributable to (i) net loss of US$1.30 million, adjusted by an inventory write-down of US$0.19 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.75 million, and foreign currency exchange gains of US$0.23 million; (ii) an increase of US$0.7 million in prepaid expenses and other current assets due to the income tax prepayments to the Hong Kong tax authority; and (iii) an increase of US$0.5 million in accounts receivable due to the slow economic recovery.

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

Investing activities

Our net cash used in investing activities was US$0.89 million, US$3.83 million, and US$0.21 million for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. The cash flow in the fiscal year ended March 31, 2025 primarily reflected the purchase of land of US$0.52 million and the purchase of new equipment and software of US$0.37 million. The cash flow in the fiscal year ended March 31, 2024 primarily reflected the purchase of new equipment and software of US$0.19 million and prepayment of long-term equipment and mold model of US$3.64 million. The cash flow in the fiscal year ended March 31, 2023 primarily reflected the purchase of new equipment of US$0.06 million for producing new products based on customer requirements, new motor vehicle of US$0.09 million, and new software of US$0.06 million for daily office operation.

Financing activities

There were no cash outflows from financing activities for the fiscal year ended March 31, 2025.

For the fiscal year ended March 31, 2024, our net cash provided by financing activities was US$4.63 million, which consisted of proceeds from issuance of ordinary shares, net of issuance cost of US$4.67 million and partially offset by the repayments of long-term bank loans of US$0.04 million.

For the fiscal year ended March 31, 2023, our net cash used in financing activities was US$0.75 million, which consisted of proceeds from short-term bank loans of US$0.14 million, repaid within the fiscal year and partially offset by the repayment of a long-term bank loan of US$0.16 million, and an increase in the deferred offering costs of US$0.60 million for the IPO in the U.S.

Capital Expenditure

Our capital expenditures were US$0.89 million, US$3.80 million, and US$0.15 million for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. Generally, our capital expenditures are used primarily for the purchase of machinery and equipment relating to manufacture of interconnect products.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(Amounts expressed in U.S.$)
Lease obligations	$1,352,842	$558,632	$743,707	$50,503
Capital commitment	2,942,938	2,942,938	-	-
Total	$4,295,780	$3,501,570	$743,707	$50,503

Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales.

On September 1, 2022, the Company renewed leased plants with an original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

On November 7, 2023, the Company renewed leased equipment with original lease terms that expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Company will acquire ownership of such equipment upon maturity of the leases.

On November 23, 2023, the Company combined and renewed leased offices with two original leases once the terms expired on November 31, 2023 and extended the lease term for the combined space another two years to November 30, 2025. The Company intends to renew the lease once it expires.

On December 24, 2024, the Company entered into a finance lease agreement for a vehicle with monthly payments through June 20, 2029. Ownership of the vehicle will transfer to the Company at lease expiration.

All renewed leases discussed above caused the increased operating and finance right-of-use assets and liabilities, which are disclosed in Note 11 in our consolidated financial statements for the fiscal year ended March 31, 2025.

The Company had certain equipment purchase agreements with three independent third party vendors, with a future payment of US$2.09 million, US$0.82 million, and US$0.03 million, respectively. The payment of US$2.09 million and US$0.82 million had been extended until the completion of the Serbia manufacturing plant by December 2025. The remaining payment of US$0.03 million relates to equipment currently undergoing technical testing and will be paid upon successful completion of testing and final acceptance.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2025.

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

Risks and Uncertainties

Our headquarters and sales office are located in HK, while we conduct the manufacturing of interconnect products through our PRC subsidiary located in mainland China. For the fiscal years ended March 31, 2025, 2024, and 2023, all of our revenue was generated by our HK and PRC subsidiaries collectively. As such, our business, financial condition, and results of operations are subject to risks and uncertainties relating to political, economic, and legal environments in HK and mainland China, as well as the general state of the economy of HK and mainland China. Our financial results may be adversely affected by changes in the political, regulatory, and social conditions in HK and mainland China.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates, and assumptions based on our own historical experience, knowledge, and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving, which is dependent upon factors such as historical and forecasted consumer demand. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. We review our inventories periodically if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the years ended March 31, 2025, 2024, and 2023, we recorded $128,241, $188,268, and $369,512 of inventories write-down from the carrying amount to their net realizable values.

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

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of March 31, 2025 and 2024, the Company recorded $91,847 and $121,016 valuation allowance for the deferred tax assets, respectively.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Chi Sing Chiu	65	Chairman of the board, director
Kung Lok Chiu	36	Chief Executive Officer (“CEO”), director
Kwok Kwan Chan	57	Chief Operation Officer (“COO”)
Chee Hui Law	46	Chief Finance Officer (“CFO”)
Chi Man Chan, William	61	Chief Sale Officer (“CSO”)
Jung Yi Chiu	62	Chief Strategy Officer
Sin Ting Chiu	38	Director
Wai Chun Tsang	70	Independent director
Tsz Fai Shiu	61	Independent director
Kenneth Wang	71	Independent director
Pak Keung Chan	87	Independent director

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

Mr. Jung Yi Chiu has served as or Chief Strategy Officer since May 2024. Mr. Chiu has over 30 years of experience in various leadership roles in the electronics industry, specializing in sales, marketing, and business development. Mr. Chiu joined the Company in August 2020 as the Development Strategy Officer, and has since led strategic initiatives to drive Industry 4.0-related projects and new business development at the Company. Prior to joining the Company, Mr. Chiu held senior positions at multiple electronics companies, including Kenmec Group and AVC Thermal Cooling Corporation (both are listed companies on the Taipei Exchange). Mr. Chiu holds a Master’s degree in Industrial Management and a Bachelor’s degree in Electrical Engineering from the National Taiwan University of Science and Technology.

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

Controlled Company

Our biggest shareholder, our director and chairman of the Board, Dr. Chi Sing Chiu, owns approximately 98.72% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing standards. Dr. Chi Sing Chiu, has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended March 31, 2025, we paid an aggregate of approximately US$1,075,676 in cash to our executive officers and directors, and we paid an aggregate of US$86,400 in cash to our non-executive directors. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

2024 Share Incentive Plan

Our shareholders adopted the 2024 performance incentive plan (the “2024 Plan”) on September 10, 2024, effective as of the same date, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of our business. Under the 2024 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 2,200,000 Class A Ordinary Shares.

As of the date of this annual report, we have not issued any awards under the 2024 Plan.

The following describes the principal terms of the 2024 Plan.

Types of awards

The 2024 Plan permits the awards of cash, restricted stock units, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

Plan Administration

Our board of directors or a committee of one or more board members administers the 2024 Plan. The committee or the full board, as applicable, determines the participants, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement

Each awards granted under the 2024 Plan will be evidenced by an award agreement that will set forth terms, conditions, and limitations, which may include the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors, and consultants of our Company, and other individuals, as determined by the plan administrator.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which will be specified in the award agreement.

Exercise of Options

The plan administrator will determine the exercise price for each award, which will be stated in the award agreement.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (As Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified; however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our New M&A, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

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

Agreements with Named Executive Officers

We have entered into employment agreement with each of our executive officers. Pursuant to employment agreements, the form of which was filed as Exhibit 4.1 to the annual report on Form 20-F filed by the Company with the SEC on July 22, 2024 and is hereby incorporated by reference into this annual report. Upon expiration of the 3-year term, the employment shall be automatically extended for successive three-year terms unless either party gives the other party provides a 1-month prior written notice to terminate the employment before the expiration of such 3-year term or otherwise terminated earlier pursuant to the terms of the agreement. We may terminate the employment for “cause”, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is calculated based on 6,581,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers*:
Chi Sing Chiu(1)	3,292,770	5,000,000	71.61%	98.72%
Kung Lok Chiu	-	-	-	-
Kwok Kwan Chan, Chee Hui Law, and Chi Man Chan (William)(2)	186,770	-	1.61%	0.07%
Sin Ting Chiu	-		-	-
Wai Chun Tsang	-	-	-	-
Tsz Fai Shiu	-	-	-	-
Kenneth Wang	-	-	-	-
Pak Keung Chan	-	-	-	-
Jung Yi Chiu	-	-	-	-
5% Shareholders**:
CCSC Investment Limited(1)	3,292,770	5,000,000	71.61%	98.72%

*	Unless otherwise indicated, the business address of each of the individuals is 1301-03, 13/f Shatin Galleria, 18-24Shan Mei St, Fotan, Shatin, Hong Kong.

**	The principal office of the 5% beneficial owner is located at 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong.

(1)	Dr. Chi Sing Chiu, chairman of the board of directors, beneficially owns 3,292,770 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares through his 69.20% ownership of CCSC Investment Limited.

(2)	Kwok Kwan Chan, Chee Hui Law, and Chi Man Chan (William) jointly beneficially own 186,770 Class A Ordinary Shares through their 23.89%, 21.66% and 23.89% ownership of Cyber Generations Investment Limited.

As of the date of this annual report, none of our Ordinary Shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

Sales to Related Parties

For the fiscal years ended March 31, 2025, 2024, and 2023, the Company did not sell goods to its related parties. As of the date of this annual report, the Company has not sold goods to its related parties in the fiscal year ended March 31, 2026.

Purchases from Related Parties

For the fiscal years ended March 31, 2025, 2024, and 2023, the Company did not purchase goods from its related parties. As of the date of this annual report, the Company has not purchased goods from its related parties in the fiscal year ended March 31, 2026.

Loans to Related Parties

The Company provided a loan in the amount of $433,689 to Dr. Chi Sing Chiu, the controlling shareholder and chairman of the board of director of the Company. The loan was unsecured, interest free and due upon demand. The loan was fully repaid in May 2022.

Loans from Related Parties

Woon Bing Yeung, a shareholder of CCSC Investment Limited that owns 71.61% shares of the Company and the wife of Dr. Chi Sing Chiu, made unsecured, interest-free and due upon demand loans to the Company for working capital. The balance was fully repaid in May 2022.

Loan Guaranteed by Related Parties

Dr. Chi Sing Chiu and Woon Bing Yeung, who jointly own 71.61% of the Company’s shares through CCSC Investment Limited, provided personal guarantees for a bank loan in the amount of $464,354 (HK$3,600,000) with a 3-year term, from June 30, 2020 to June 29, 2023, from Bank of China (HK) Limited (“BOCHK”). The personal guarantees for the bank loan were released as the balance was fully repaid in June 2023.

During the fiscal year ended March 31, 2022, Dr. Chi Sing Chiu and Woon Bing Yeung also provided their personal guarantees for a revolving export invoice discounting facility with a maximum amount of $1,929,409 (HK$15,000,000), a revolving loan facility with a maximum amount of $385,882 (HK$3,000,000) and a forex hedging facility in an amount up to $257,255 (HK$2,000,000) from BOCHK (the “Facilities”). The personal guarantees for the foregoing facilities were released because the Company ceased to use such facilities in May 2024.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board of Directors-Agreements with Named Executive Officers.”

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

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profits, if any, or share premium amounts, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business immediately following the date on which the dividend is paid. Current PRC laws and regulations permit our PRC subsidiary to pay dividends to CCSC Technology Group only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings. These reserve funds, however, may not be distributed as cash dividends.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our direct wholly-owned subsidiaries. Pursuant to the PRC EIT Law and its implementation rules, any dividends paid by our PRC subsidiary to CCSC Technology Group will be subject to a withholding tax rate of 10% unless otherwise reduced to 5% by relevant tax authorities according to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, or other applicable laws. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, CCSC Technology Group. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. CCSC Technology Group, intends to apply for the tax resident certificate when CCSC Interconnect DG plans to declare and pay dividends to it.

If we pay any dividends, cash dividends on our Class A Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 18, 2024 under the symbol “CCTG.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 18, 2024 under the symbol “CCTG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Variation of Share Capital in September 2024

The AGM of the Company was held on September 10, 2024. At the AGM, the shareholders of the Company adopted the resolutions with respect to the variation of share capital for the following:

1.	Increase of Authorized Share Capital. The authorized share capital of the Company was increased from US$50,000 divided into 100,000,000 ordinary shares of a par value of US$0.0005 each to US$250,000 divided into 500,000,000 ordinary shares of a par value of US$0.0005 each, by the creation of 400,000,000 additional ordinary shares of a par value of US$0.0005 each; and

2.	Implementation of Dual-Class Share Structure

a.	5,000,000 ordinary shares of a par value of US$0.0005 held by CCSC Investment Limited were re-designated and reclassified as 5,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, carrying the rights, preferences and privileges as set forth in the New M&A; and

b.	The remaining 495,000,000 issued and unissued ordinary shares of a par value of US$0.0005 each were re-designated and reclassified as Class A Ordinary Shares of a par value of US$0.0005 each, carrying the rights, preferences and privileges as set forth in the New M&A.

B. Memorandum and Articles of Association

Our New M&A is filed as Exhibit 3.1 to this annual report and is incorporated by reference herein.

As of the date of this annual report, the authorized share capital of the Company is US$250,000 divided into 495,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and 5,000,000 Class B Ordinary Shares of a par value of US$0.0005 each. As of the date of this annual report, 6,581,250 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Relating to Foreign Exchange” and “-PRC Regulations Related to Foreign Exchange Registration of Offshore Investment by Mainland China Residents.”

E. Taxation

The following discussion of material PRC, Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Hong Kong, and the United States.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The IRO is an ordinance that regulates taxes on property, earnings and profits in Hong Kong. It provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong for the year of assessment from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. It also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

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

We believe that our Cayman Islands holding company, CCSC Technology International Holdings Limited, is not a mainland China resident enterprise for PRC tax purposes. CCSC Technology International Holdings Limited is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that our company meets all of the conditions above or is a mainland China resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the competent PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the competent PRC government will ultimately take a view that is consistent with our position and there is a risk that the competent PRC tax authorities may deem our company as a mainland China resident enterprise, in which case we would be subject to the EIT at the rate of 25% on our worldwide income. If the competent PRC tax authorities determine that our Cayman Islands holding company is a mainland China “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our enterprise shareholders that are not mainland China resident enterprises and with respect to gains derived by our enterprise shareholders that are not mainland China resident enterprises from transferring our Class A Ordinary Shares. It is unclear whether, if we are considered a mainland China resident enterprise, holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China-Under the EIT Law, we may be classified as a mainland China “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our shareholders who are not mainland China residents and have a material adverse effect on our results of operations and the value of your investment.”

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

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to comply with SAT Circular 7 and SAT Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China-We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their holding companies that are not mainland China resident enterprises.”

Value-added Tax

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and were recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and were recently amended on October 28, 2011, collectively the VAT Regulations, all entities and individuals in mainland China engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

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

On December 25, 2024, the SCNPC promulgated the VAT Law, which will become effective on January 1, 2026 and abolish the Interim Regulations on Value-added Tax of the PRC. Pursuant to the VAT Law, entities and individuals (including individual businesses) engaged in sale of goods, services, intangible assets and immovables and importation of goods within mainland China are VAT payers and shall pay VAT in accordance with the VAT Law.

As of the date of this annual report, the VAT rate applicable to our sales of goods is 13%.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares in our share offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Class A Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Class A Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in our IPO. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our IPO. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

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

I. Subsidiary Information

See “Item 4. Information on the Company-A. History and Development of the Company” and “-C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2025, 2024, and 2023, the aggregate amounts of cash and restricted cash of $691,695, $2,672,506, and $4,584,530, respectively, were held at major financial institutions located in mainland China; and $3,002,761, $3,062,241, and $3,133,085, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

There were three customers who accounted for approximately 14.5%, 11.9%, and 10.4% of our total revenue for the year ended March 31, 2025, respectively. There were two customers who accounted for approximately 17.4% and 12.7% each of our total revenue for the year ended March 31, 2024, respectively. There were three customers who accounted for approximately 12.0%, 10.6% and 10.5% of total revenue for the year ended March 31, 2023, respectively.

There were two customers who accounted for approximately 12.3% and 10.6% of the accounts receivable balance as of March 31, 2025, respectively. There were two customers who accounted for approximately 21.6% and 10.4% each of the accounts receivable balance as of March 31, 2024.

There was no single supplier that accounted for over 10% of the Company’s total purchases for the year ended March 31, 2025. There was one supplier who accounted for 12.1% of the Company’s total purchases for the year ended March 31, 2024. There was no single supplier that accounted for over 10% of the Company’s total purchases for the years ended March 31, 2023.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” for details.

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

In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of the fluctuations in currency exchange rates, we incurred and recognized foreign currency translation income of US$0.07 million, US$0.43 million, and US$0.56 million for the years ended March 31, 2025, 2024, and 2023, respectively, as a result of changes in the exchange rate.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-270741) for our IPO, which was declared effective by the SEC on December 28, 2023. In January 2024, we completed our IPO in which we issued and sold an aggregate of 1,375,000 ordinary shares at a price of $4.00 per share for $5.50 million. Revere Securities, LLC and R.F. Lafferty & Co., Inc. were the underwriters of our IPO. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 ordinary shares at the price of US$4.00 per share. Gross proceeds of our IPO, including the proceeds from the sale of the over-allotment shares, totaled US$6.325 million, before deducting underwriting discounts and other related expenses.

We incurred approximately $2.71 million in expenses in connection with our IPO, which included approximately $0.47 million in underwriting discounts and commissions, approximately $0.19 million in expenses paid to or for the underwriter’s non-accountable expenses, approximately $1.87 million in other expenses, and approximately $0.18 million paid for underwriter’s legal counsel service fee. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the IPO were approximately $3.62 million, after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have fully utilized the net proceeds as well as the released escrow deposit of $200,000 (which escrow deposit was retained to cover possible indemnification claims against the underwriters for a period of 12 months from the closing of the IPO), for upgrading the facility and management system, marketing efforts and expanding the sales team, research and development, and working capital and other general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2025, due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of March 31, 2024 and 2025, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of March 31, 2025, we identified the material weaknesses related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website, which can be accessed at https://ir.ccsc-interconnect.com/corporate.html.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm since November 1, 2024, and MarcumAsia, our independent registered public accounting firm from September 1, 2022 through September 30, 2024, for the periods indicated.

	For the Years Ended March 31,
	2025	2024	2023
Audit fees (1)	$220,000	$348,000	$318,000
Audit-related fees (2)	40,000	-	-
Total	$260,000	$348,000	$318,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO.

(2)	Audit-related fees include the fees billed for professional services rendered by our independent registered public accounting firm for the review of the interim financial statements prepared after our IPO.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 1, 2024, the Company appointed Enrome LLP as its independent registered public accounting firm, effective on the same day. Enrome LLP replaced MarcumAsia, the former independent registered public accounting firm, which the Company dismissed on November 1, 2024. The appointment of Enrome LLP was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

The details of the Company’s change of auditor are described on a report on Form 6-K filed with the SEC on November 8, 2024, which is incorporated by reference herein.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended.

Nasdaq Listing Rule 5640 sets forth that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Examples of such corporate action or issuance include, but are not limited to, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer.

Notwithstanding these general requirements, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these requirements. Under Cayman Islands laws, shareholder approval is not required for the types of securities issuances described in Nasdaq Listing Rules 5635, nor is there a prohibition against actions that may disparately reduce or restrict the voting rights of existing holders of publicly traded common stock. The board of directors of the Company elected to follow the Company’s home country rules in lieu of Nasdaq Listing Rules 5635 and 5640. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above, and we may take corporate actions or make issuances that disparately reduce or restrict the voting rights of existing shareholders of our publicly traded common stock registered under Section 12 of the Exchange Act. Other than the above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Class A Ordinary Shares-As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.”

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

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is filed as Exhibit 97.1 to the annual report on Form 20-F filed by the Company with the SEC on July 22, 2024 and is incorporated by reference herein.

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

We believe these are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. During the fiscal year ended March 31, 2025, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.3	English translation of Contract on Leasing Plant and Dormitory in Qingxi Town, Dongguan, PRC, dated June 30, 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.4*#	English Translation of Lease Agreement between Japhet De Jong Holding B.V. and Leoco Europe B.V., dated March 22, 2016
4.5*	Commercial Tenancy Agreement between CCSC Technology Group Limited and Sino Real Estate Agency Limited, dated November 23, 2023
4.6*	English Translation of Equipment Lease Agreement between Dongguan Chengchuang Huliang Electronic Technology Co., Ltd. and Dongguan Taide Automation Technology Co., Ltd., dated November 6, 2023
4.7*#	English Translation of Equipment Lease Agreement between Dongguan Chengchuang Huliang Electronic Technology Co., Ltd. and Shenzhen Qiuyi Technology Co., Ltd., dated November 7, 2023
4.8*	Equipment Purchase and Sale Agreement between CCSC Interconnect Technology Limited and Jingna Trading Co., Limited, dated November 15, 2023
4.9*	Equipment Purchase Agreement between CCSC Interconnect Technology Limited and WSYQR Limited, dated November 26, 2023
8.1	Principal Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41919) initially filed with the Securities and Exchange Commission on July 22, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of Enrome LLP
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41919) initially filed with the Securities and Exchange Commission on July 22, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
#	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CCSC Technology International Holdings Limited

	By:	/s/ Kung Lok Chiu
Kung Lok Chiu
Chief Executive Officer and Director
(Principal Executive Officer)

Date: July 17, 2025

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CCSC Technology International Holdings Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2025 and the related consolidated statements of operations and comprehensive (loss)/income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the year ended March 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, consolidated financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

The consolidated financial statements of the Company for the years ended March 31, 2024 and 2023 were audited by another auditor. As described in Note 14, the Company had divided its authorized and issued shares into 2 classes of shares and have reflected this in the consolidated financial statement for the year ended March 31, 2024 retrospectively. We audited the adjustments applied. In our opinion, such adjustment is appropriate and has been properly applied. However, we are not engaged to audit, review, or apply any procedures to the consolidated financial statements for the year ended March 31, 2024 other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended March 31, 2024 taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore,

July 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in share structure described in Note 14, the accompanying consolidated balance sheets of CCSC Technology International Holdings Limited. and its subsidiaries (collectively, the “Company”) as of March 31, 2024, and the related consolidated statements of operations and comprehensive (loss)/income, change in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in share structure described in Note 14, present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in share structure described in Note 14 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Enrome LLP.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2024. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

July 22, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of March 31,
	2025	2024
Assets
Current assets:
Cash	$3,685,043	$5,525,430
Restricted cash	9,413	209,317
Accounts receivable	2,495,301	2,750,214
Inventories	1,761,880	2,023,456
Prepaid expenses and other current assets	1,066,032	1,474,405
Total current assets	9,017,669	11,982,822

Non-current assets:
Property, plant and equipment, net	853,959	198,901
Intangible asset, net	83,906	38,183
Operating right-of-use assets, net	1,106,024	1,659,297
Finance lease right-of-use assets, net	194,478	17,788
Deferred tax assets, net	558,683	287,394
Other non-current assets, net	3,510,363	3,753,646
Total non-current assets	6,307,413	5,955,209
TOTAL ASSETS	$15,325,082	$17,938,031

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,819,647	$2,175,974
Advance from customers	141,737	207,293
Accrued expenses and other current liabilities	1,345,210	1,523,843
Taxes payable	21,916	24,974
Operating lease liabilities, current	473,116	506,061
Finance lease liabilities, current	36,277	4,454
Total current liabilities	3,837,903	4,442,599

Non-current liabilities:
Operating lease liabilities, non-current	633,249	1,184,056
Finance lease liabilities, non-current	127,834	13,709
Total non-current liabilities	761,083	1,197,765
TOTAL LIABILITIES	$4,598,986	$5,640,364

Commitments and Contingencies	—	—

Shareholders’ equity
Class A ordinary shares, par value of US$0.0005 per share; 495,000,000 shares authorized, 6,581,250 shares issued and outstanding as of March 31, 2025 and 2024*	$3,291	$3,291
Class B ordinary shares, par value of US$0.0005 per share; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of March 31, 2025 and 2024*	2,500	2,500
Additional paid-in capital	4,855,795	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	7,081,318	8,491,783
Accumulated other comprehensive loss	(2,030,043)	(1,868,937)
Total shareholders’ equity	10,726,096	12,297,667
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,325,082	$17,938,031

*	Retrospectively reflect the changes in class of shares effective on September 10, 2024

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2025	2024	2023
Net revenue	$17,631,489	$14,748,551	$24,059,556
Cost of revenue	(12,647,287)	(10,825,943)	(16,190,985)
Gross profit	4,984,202	3,922,608	7,868,571

Operating expenses:
Selling expenses	(1,695,217)	(1,039,882)	(1,097,150)
General and administrative expenses	(4,601,637)	(4,134,394)	(3,898,894)
Research and development expenses	(654,039)	(594,521)	(1,084,119)
Total operating expenses	(6,950,893)	(5,768,797)	(6,080,163)
(Loss)/income from operations	(1,966,691)	(1,846,189)	1,788,408

Other income:
Other non-operating income/(expenses), net	534	(35,509)	49,873
Government subsidy	207,257	7,255	62,627
Foreign currency exchange income	67,395	425,308	562,527
Financial and interest income, net	10,538	67,636	22,455
Total other income	285,724	464,690	697,482

(Loss)/income before income tax expense	(1,680,967)	(1,381,499)	2,485,890
Income tax benefit/(expenses)	270,502	86,336	(277,738)
Net (loss)/income	(1,410,465)	(1,295,163)	2,208,152

Other comprehensive loss
Foreign currency translation adjustment	(161,106)	(523,250)	(728,399)
Total comprehensive (loss)/income	$(1,571,571)	$(1,818,413)	$1,479,753

(Loss)/earnings per share
Basic and Diluted	$(0.12)	$(0.13)	$0.22
Weighted average number of ordinary shares
Basic and Diluted	11,581,250	10,288,525	10,000,000

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for number of shares)

	Class A Ordinary		Class B Ordinary			Additional			Accumulated other	Total
	Shares		Shares		Subscription	paid-in	Statutory	Retained	comprehensive	shareholders’
	Share*	Amount	Share*	Amount	receivable	capital	reserves	earnings	loss	equity
Balance as of March 31, 2022	5,000,000	$2,500	5,000,000	$2,500	$(5,000)	$1,236,773	$813,235	$7,578,794	$(617,288)	$9,011,514
Net income	-	-	-	-	-	-	-	2,208,152	-	2,208,152
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(728,399)	(728,399)
Balance as of March 31, 2023	5,000,000	$2,500	5,000,000	$2,500	$(5,000)	$1,236,773	$813,235	$9,786,946	$(1,345,687)	$10,491,267
Net loss	-	-	-	-	-	-	-	(1,295,163)	-	(1,295,163)
Capital injection by shareholder	-	-	-	-	5,000	-	-	-	-	5,000
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment, net of issuance cost	1,581,250	791	-	-	-	3,619,022	-	-	-	3,619,813
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(523,250)	(523,250)
Balance as of March 31, 2024	6,581,250	$3,291	5,000,000	$2,500	$-	$4,855,795	$813,235	$8,491,783	$(1,868,937)	$12,297,667
Net loss	-	-	-	-	-	-	-	(1,410,465)	-	(1,410,465)
Foreign currency translation	-	-	-	-	-	-	-	-	(161,106)	(161,106)
Balance as of March 31, 2025	6,581,250	$3,291	5,000,000	$2,500	$-	$4,855,795	$813,235	$7,081,318	$(2,030,043)	$10,726,096

*	Retrospectively reflect the changes in class of shares effective on September 10, 2024

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(1,410,465)	$(1,295,163)	$2,208,152
Adjustments to reconcile net (loss)/income to net cash (used in)/ provided by operating activities:
Inventory write-downs	128,241	188,268	369,512
Depreciation and amortization	238,599	238,757	221,106
Amortization of right-of-use asset	519,426	509,086	526,546
Loss from disposal of property, plant and equipment	10,889	2,188	5,621
Deferred tax (benefit)/expense	(270,502)	(249,892)	51,780
Foreign currency exchange gains	(56,479)	(227,691)	(562,527)
Changes in operating assets and liabilities:
Accounts receivable	267,028	(500,747)	586,559
Inventories	130,289	(101,220)	2,028,980
Amount due from related parties	-	-	478,285
Prepaid expenses and other current assets	412,124	(704,610)	179,619
Other non-current assets	257,086	(77,220)	41,314
Accounts payable	(359,764)	563,226	(2,054,385)
Advance from customers	(66,537)	22,060	113,383
Taxes payable	(2,971)	(340,992)	112,295
Accrued expenses and other current liabilities	(234,550)	(64,258)	(91,373)
Operating lease liabilities	(534,472)	(490,319)	(535,844)
Financing lease liabilities	(46,095)	24	-
Amount due to related parties	-	-	(215,388)
Net cash (used in)/provided by operating activities	(1,018,153)	(2,528,503)	3,463,635

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(327,801)	(156,999)	(153,409)
Prepayment of long-term equipment and mold model	-	(3,639,312)	-
Proceed from disposal of property, plant and equipment	943	-	10,891
Purchase of land	(519,895)	-	-
Purchase of intangible asset	(43,737)	(29,476)	(64,364)
Net cash used in investing activities	(890,490)	(3,825,787)	(206,882)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	-	-	136,784
Repayments of short-term bank loans	-	-	(136,784)
Repayments of long-term bank loans	-	(39,853)	(156,174)
Proceeds from issuance of ordinary shares, net of issuance cost of US$1.65 million	-	4,665,444	-
Payment for deferred IPO costs	-	-	(596,446)
Capital contribution by shareholder	-	5,000	-
Payment made for principal portion of financing lease liabilities	-	(4,322)	-
Net cash provided by/(used in) financing activities	-	4,626,269	(752,620)

Effect of exchange rate changes on cash and restricted cash	(131,648)	(254,847)	(72,458)

Net change in cash and restricted cash	(2,040,291)	(1,982,868)	2,431,675
Cash and restricted cash, beginning of the year	5,734,747	7,717,615	5,285,940
Cash and restricted cash, end of the year	$3,694,456	$5,734,747	$7,717,615

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$-	$(859,882)	$(119,679)
Cash received from income tax refund	$246,771	$-	$126,413
Cash paid for interest	$-	$(228)	$(4,986)
Cash paid for operating lease	$(571,159)	$(575,014)	$(601,953)
Cash paid for finance lease	$(15,240)	$(4,322)	$-

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$192,311	$137,617	$2,263,898
Purchase of intangible assets included in accrued expenses and other liabilities	$(43,103)	$-	$-
Purchase of property and equipment included in accrued expenses and other liabilities	$(11,418)	$-	$-

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	March 31,	March 31,	March 31,
	2025	2024	2023
Cash, beginning of the year	$5,525,430	$7,708,310	$5,276,432
Restricted cash, beginning of the year	209,317	9,305	9,508
Total cash and restricted cash, beginning of the year	$5,734,747	$7,717,615	$5,285,940

	March 31,	March 31,	March 31,
	2025	2024	2023
Cash, end of the year	$3,685,043	$5,525,430	$7,708,310
Restricted cash, end of the year	9,413	209,317	9,305
Total cash and restricted cash, end of the year	$3,694,456	$5,734,747	$7,717,615

The accompanying notes are an integral part of the consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

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

A reorganization of the Company’s legal structure (“Reorganization”) was completed on March 17, 2022. The consolidated financial statements of the Company as of March 31, 2025 included the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
CCSC Cayman	October 19, 2021	Cayman Islands	Parent	Investment holding
CCSC Group	October 19, 2021	BVI	100%	Investment holding
CCSC Technology Group	December 31, 1992	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect HK	July 3, 2007	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect DG	June 28, 1993	Mainland China	100%	Manufacturing of interconnect products
CCSC Interconnect NL	March 14, 2016	Netherlands	100%	Purchase of components
CCSC Technology Serbia	February 27, 2024	Serbia	100%	Manufacture of other electrical equipment

2.	LIQUIDITY

The Company incurred net losses of US$1,410,465 and US$1,295,163 for the years ended March 31, 2025 and 2024, respectively. Net cash used in operating activities were US$1,018,153 and US$2,528,503 for the years ended March 31, 2025 and 2024, respectively. Nevertheless, the Company believes that its current liquidity position is adequate to support the ongoing operations. As of March 31, 2025, the Company had a working capital of US$5,179,766, compared to working capital of US$7,540,223 as of March 31, 2024. The Company also had cash and restricted cash of US$3,694,456 as of March 31, 2025. The Company believes that its current cash and anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months following the issuance date of the consolidated financial statements for the year ended March 31, 2025.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Company is the United States Dollar (“US$” or “$”). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”), Euro (“EUR”) and Serbian Dinar (“RSD”), as their functional currencies.

The financial statements of the Company’s direct wholly-owned operating subsidiaries were translated into the U.S. dollar using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive (loss)/income.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	March 31, 2025		March 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2163	US$1=RMB7.2567	US$1=RMB7.2203	US$1=RMB7.1671
US$ against EUR	US$1=EUR0.9310	US$1=EUR0.9263	US$1=EUR0.9267	US$1=EUR0.9218
US$ against HK$	US$1=HK$7.7930	US$1=HK$7.7799	US$1=HK$7.8259	US$1=HK$7.8246
US$ against RSD	US$1=RSD108.1800	US$1=RSD108.9620	*	*

*	There is no RSD transaction during the periods presented.

(e)	Cash

Cash consists of cash on hand and cash in bank. The Company maintains cash with various financial institutions primarily in HK, mainland China, the Netherlands and the Serbia. The Company has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash consists of rental guarantee deposits and escrow deposits. The rental guarantee deposit for the Company’s office located in the Netherlands cannot be withdrawn without certain approval or notice. Escrow deposits in the designated escrow account were to cover possible indemnification claims against the underwriters for a period of 12 months from the closing of the IPO. The amount of designated escrow account was nil and $200,000 as of March 31, 2025 and 2024, respectively. As of March 31, 2025 and 2024, the Company had restricted cash of $9,413 and $209,317, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Accounts receivable

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less the expected credit losses of accounts receivable. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company considers many factors in assessing the expected credit losses model, such as size, the age of the accounts, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts, along with reasonable and supportable forecasts as a basis to develop the Company’s expected loss estimates. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive (loss)/income. Delinquent account balances are written off against the credit losses of accounts receivable after management has determined that the likelihood of collection is remote. The Company adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023. As of March 31, 2025 and 2024, there were no credit losses recorded as the Company considers all of the outstanding accounts receivable fully collectible.

(h)	Inventories

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The amounts of the inventory write-down to net realizable value, recognized in cost of sales, were $128,241, $188,268 and $369,512 for the years ended March 31, 2025, 2024 and 2023, respectively.

The Company combines the disclosure of gross inventory balances and inventory write-down in Note 5 during the fiscal year 2025 as for any write-down of inventory establishes a new cost basis that is not subject to subsequent reversal, even if the inventory value recovers in future periods due to changes in market conditions.

As a result of this clarification and to enhance consistency with U.S. GAAP, the Company revised the presentation of its inventory disclosures to improve comparability across periods. Accordingly, prior period amounts have been reclassified to conform to the current period’s presentation. This change pertains solely to the presentation of information in the financial statements and has no effect on the recognition, measurement, or write-down of inventory of previous periods. It also does not impact any previously reported results of operations or financial position.

(i)	Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows. Land is not depreciated since it has an indefinite useful life.

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years
Land	Indefinite

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Intangible assets, net

Intangible assets, net are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	5 years

(k)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets for the years ended March 31, 2025 and 2024.

(l)	Fair value measurement

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consisted of cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, income tax payable, and accrued expenses and other current liabilities. As of March 31, 2025 and 2024, the carrying amounts of the Company’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities.

The Company believes that the carrying amount of long-term loans, current portion approximate fair value at March 31, 2025 and 2024 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Commitments and contingencies

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended March 31, 2025, 2024 and 2023, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

The Company had contractual payment obligations under its operating lease agreements with the landlords.

The Company had certain equipment purchase agreements with three independent third party vendors, with a future payment of US$2.09 million, US$0.82 million, and US$0.03 million, respectively. The payment of US$2.09 million and US$0.82 million had been extended until the completion of the Serbia manufacturing plant by December 2025. The remaining payment of US$0.03 million relates to equipment currently undergoing technical testing and will be paid upon successful completion of testing and final acceptance.

(n)	Revenue recognition

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)	Revenue recognition (cont.)

The Company’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”).

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product category and geographic regions, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2025, 2024 and 2023 are disclosed in Note 15 to these consolidated financial statements.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. Other than accounts receivable, the Company had no other material contract assets recorded on its consolidated balance sheets as of March 31, 2025 and 2024, respectively.

The Company’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Company’s products are delivered, and are recorded as “advance from customers” on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expenses when incurred. Advance from customers amounted to $141,737 and $207,293 as of March 31, 2025 and 2024, respectively. Revenue included in the beginning balance of advance from customers and recognized in the years ended March 31, 2025, 2024 and 2023 amounted to $207,293, $186,874 and $75,374, respectively.

(o)	Cost of revenue

Cost of revenue consists primarily of (i) cost of materials; (ii) labor costs; (iii) inventory write-down; (iv) depreciation and amortization; and (v) rental expenses for the factory and employee dormitory. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities are capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(p)	Selling expenses

Selling expenses mainly consist of (i) marketing and entertainment expenses for promotion; (ii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; (iii) freight fees and transportation fees; and (iv) office, utility and other expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees related to our IPO, including both one-time IPO-related costs and recurring public company compliance expenses; (iii) office expenses, expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Research and development (“R&D”) expenses

R&D expenses mainly consist of (i) salaries, welfare and insurance expenses paid to R&D employees; (ii) costs of materials and components for the research and development activities; and (iii) manufacturing expenses for producing samples related to research and development activities.

(s)	Government subsidy

Government subsidy is recognized when there is a reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of operations and comprehensive (loss)/income when the grant becomes receivable. Government subsidies received and recognized as other income totaled $207,257, $7,255 and $62,627 for the years ended March 31, 2025, 2024 and 2023, respectively.

(t)	Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing funds are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive (loss)/income amounted to $531,728, $372,130 and $584,060 for the years ended March 31, 2025, 2024 and 2023, respectively.

(u)	Leases

The Company leases premises for factory and offices under non-cancellable operating leases.

On April 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows (see Note 11).

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Leases (cont.)

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

(v)	Income taxes benefit/(expenses)

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

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line in the consolidated balance sheets. The Company does not believe that there were any uncertain tax positions as of March 31, 2025 and 2024, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Income taxes benefit/(expenses) (cont.)

The Company’s operating subsidiary in mainland China is subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

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

(w)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Company records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products, and was 16% prior to April 1, 2021. The primary applicable rate of the Netherlands VAT is 21% for the years ended March 31, 2025, 2024 and 2023 and no VAT tax in Hong Kong.

(x)	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has one operating segment as defined by ASC 280 (see Note 15).

The Company has concluded that consolidated net (loss)/income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive income. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

The Company expanded its segment disclosures by providing additional information on long-lived assets by geographic region during the fiscal year 2025 in Note 15. When the measurement of a segment significantly changes or additional disclosure dimensions are introduced, prior period amounts and balances are reclassified to conform to the current period’s presentation to ensure comparability. It does not impact any previously reported results of operations or financial position.

(y)	(Loss)/earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Company by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of March 31, 2025 and 2024, there were no dilutive shares.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)	Comprehensive (loss)/income

Comprehensive (loss)/income consists of two components, net (loss)/income and other comprehensive loss. The foreign currency translation adjustment resulting from translation of the consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive loss in the consolidated statements of operations and comprehensive (loss)/income.

(aa)	Concentration and credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2025, and 2024, the aggregate amounts of cash and restricted cash of $691,695 and $2,672,506, respectively, were held at major financial institutions located in mainland China, and the aggregate amounts of cash and restricted cash of $3,002,761 and $3,062,241, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

There were three customers who accounted for approximately 14.5%, 11.9% and 10.4% of total revenue for the year ended March 31, 2025, respectively. There were two customers who accounted for approximately 17.4% and 12.7% of total revenue for the year ended March 31, 2024, respectively. There were three customers who accounted for approximately 12.0%, 10.6% and 10.5% of total revenue for the year ended March 31, 2023, respectively.

There were two customers who accounted for approximately 12.3% and 10.6% of the accounts receivable balance as of March 31, 2025. There were two customers who accounted for approximately 21.6% and 10.4% of the accounts receivable balance as of March 31, 2024.

There was no single supplier that accounted for over 10% of the Company’s total purchases for the year ended March 31, 2025. There was one supplier who accounted for 12.1% of the Company’s total purchases for the year ended March 31, 2024. There was no single supplier that accounted for over 10% of the Company’s total purchases for the year ended March 31, 2023.

There was one supplier who accounted for approximately 12.2% of the accounts payable balance as of March 31, 2025. There were three suppliers who accounted for approximately 10.7%, 10.6% and 10.2% of the accounts payable balance as of March 31, 2024.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(bb)	Related parties and transactions

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

(cc)	Risks and uncertainties

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(dd)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and will not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Company’s annual reporting for the fiscal year ended March 31, 2028 and for interim period reporting beginning in the fiscal year ended March 31, 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

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

4.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $2,495,301 and $2,750,214 as of March 31, 2025 and 2024, respectively. There was no allowance for credit losses recorded for both years as all of the accounts receivable balance as of March 31, 2025 and 2024.

Approximately 99.1% or $2,473,101 of the March 31, 2025 accounts receivable balance has been subsequently collected as of the date the Company’s consolidated financial statements are released. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2025	Subsequent collection (1)	% of subsequent collection(1)
Overdue but within 1 year	$541,427	$533,544	98.5%
Not yet due	1,953,874	1,939,557	99.3%
Total gross accounts receivable	2,495,301	2,473,101	99.1%
Allowance for credit losses	-	-	-
Accounts receivable	$2,495,301	$2,473,101	99.1%

Accounts receivable by aging bucket	Balance as of March 31, 2024	Subsequent collection	% of subsequent collection(2)
Overdue but within 1 year	$594,421	$594,421	100%
Not yet due	2,155,793	2,155,793	100%
Total gross accounts receivable	2,750,214	2,750,214	100%
Allowance for credit losses	-	-	-
Accounts receivable	$2,750,214	$2,750,214	100%

(1)	The amount of subsequent collection is as of July 15, 2025.

(2)	As of July 22, 2024, 99.5% of the overdue amounts (within one year) and 98.9% of the amounts not yet due had been collected. The remaining balances were fully collected during the fiscal year 2025.

5.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2025	2024
Raw materials	$813,306	$1,374,648
Finished goods	223,854	77,310
Work in process	158,182	235,194
Inventory in transit (Note A)	566,538	336,304
Inventories	$1,761,880	$2,023,456

Note A: Inventory in transit represents products shipped but not received by customers as of the balance sheet dates.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2025	2024
Deductible VAT-Input (1)	$352,585	$477,696
Income tax recoverable (2)	452,598	696,531
Prepaid expenses (3)	231,683	-
Advances to vendors (4)	7,172	255,550
Others	21,994	44,628
Prepaid expenses and other current assets	$1,066,032	$1,474,405

(1)	The Company’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities.

(2)	The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayments to Hong Kong based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year. The Company recorded income tax recoverable of $452,598 and $696,531 as of March 31, 2025 and 2024, respectively. The Company received tax refunds of $246,771, nil and $126,413 for the years ended March 31, 2025, 2024 and 2023.

(3)	Prepaid expenses primarily consist of prepayments for directors and officers liability insurance and marketing promotions.

(4)	Advances to vendors primarily represent prepayments to suppliers for raw material purchases.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2025	2024
Machinery equipment	$2,606,707	$2,333,707
Land (1)	523,654	-
Office equipment	447,411	508,389
Leasehold improvements	414,389	413,129
Motor vehicle	154,598	157,841
Furniture	22,971	11,702
Subtotal	4,169,730	3,424,768
Less: accumulated depreciation	(3,330,713)	(3,225,867)
Property, plant and equipment, net	839,017	198,901

Construction in progress	14,942	-
Total property, plant and equipment, net	$853,959	$198,901

(1)	In June 2024, CCSC Technology Serbia signed a purchase agreement on real estate to purchase 4 lots of agricultural land located in Serbia.

Depreciation expenses were $197,532, $163,120 and $137,035 for the years ended March 31, 2025, 2024 and 2023, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of March 31,
	2025	2024
Software	$609,099	$521,833
Less: accumulated amortization	(525,193)	(483,650)
Intangible assets, net	$83,906	$38,183

Amortization expenses were $41,067, $75,637 and $84,071 for the years ended March 31, 2025, 2024 and 2023, respectively.

9.	Other non-current assets, net

Other non-current assets, net consisted of the following:

	As of March 31,
	2025	2024
Prepayment of long-term equipment and mold model (1)	$3,430,925	$3,637,002
Deposits and others (2)	119,260	116,644
Subtotal	3,550,185	3,753,646
Less: impairment loss	(39,822)	-
Other non-current assets, net	$3,510,363	$3,753,646

(1)	Prepayment of long-term equipment and mold model are prepayments to suppliers for equipment and molds, which will be recognized as fixed assets when available in the future.

(2)	Deposits are rental security payment to the landlords that the Company will hold for more than one year, which will be refunded upon maturity of the leases.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2025	2024
Accrued payroll and employee benefits (1)	$1,206,543	$1,325,178
Others (2)	138,667	198,665
Total	$1,345,210	$1,523,843

(1)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws.

(2)	Others mainly include rental fee payables, utilities fee payables, other professional fee payables, as well as miscellaneous expenses to support the Company’s daily operations.

11.	LEASES

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

11.	LEASES (cont.)

On September 1, 2022, the Company renewed leased plants with an original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

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

On December 24, 2024, the Company entered into a finance lease agreement for a vehicle with monthly payments through June 20, 2029. Ownership of the vehicle will transfer to the Company at lease expiration.

Balance sheet information related to ROU assets and lease liabilities are as follows:

	As of March 31,
	2025	2024
Operating lease right-of-use assets	$1,835,921	$2,504,303
Accumulated amortization of operating lease right-of-use assets	(729,897)	(845,006)
Operating lease right-of-use assets, net	$1,106,024	$1,659,297

Operating lease liabilities, current	$473,116	$506,061
Operating lease liabilities, non-current	633,249	1,184,056
Total operating lease liabilities	$1,106,365	$1,690,117

	As of March 31,
	2025	2024
Finance lease right-of-use assets	$203,764	$22,429
Accumulated amortization of finance lease right-of-use-assets	(9,286)	(4,641)
Finance lease right-of-use assets, net	$194,478	$17,788

Finance lease liabilities, current	$36,277	$4,454
Finance lease liabilities, non-current	127,834	13,709
Total Finance lease liabilities	$164,111	$18,163

The weighted average remaining lease terms and discount rates for the operating lease and finance lease as of March 31, 2025 and 2024 are as follows:

	As of March 31,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)
Operating lease	2.34	3.24
Finance lease	4.11	3.89
Weighted average discount rate (1)
Operating lease	4.77%	4.72%
Finance lease	6.15%	4.30%

11.	LEASES (cont.)

(1)	The weighted-average discount rate is calculated on the basis of both (i) the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date; and (ii) the remaining balance of the lease payments for each lease as of the reporting date. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The components of lease expenses for the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the years ended March 31,
	2025	2024	2023
Operating lease:
Operating lease expense	$567,188	$589,105	$592,655
Short-term lease expense	45,086	86,084	109,494
Total operating lease expenses	612,274	675,189	702,149
Finance leases:
Amortization expense	15,301	4,675	-
Interest expense	3,251	888	-
Total finance lease expenses	18,552	5,563	-
Total lease expenses	$630,826	$680,752	$702,149

For the years ended March 31, 2025, 2024 and 2023, cash paid for operating leases were $571,159, $575,014 and $601,953, and cash paid for finance leases were $15,240, $4,322 and nil, respectively.

The following table summarizes the maturity of lease liabilities and future minimum payments of leases as of March 31, 2025:

	Operating lease	Finance lease
Year ending March 31,
2026	$513,079	$45,553
2027	461,265	45,553
2028	192,194	44,695
2029	-	40,402
2030	-	10,101
Total lease payments	1,166,538	186,304
Less: imputed interest	(60,173)	(22,193)
Total lease liabilities	$1,106,365	$164,111

12.	TAXATION

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

12.	TAXATION (cont.)

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operated in the Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income during these periods.

Netherlands

CCSC Interconnect NL, which was incorporated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2025, 2024 and 2023. CCSC Interconnect NL was not subject to income tax, as it had no taxable income during the periods presented.

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, CCSC Interconnect DG, was qualified as a HNTE as of December 2, 2019, and has renewed its HNTE status on December 22, 2022. Therefore, CCSC Interconnect DG is eligible to enjoy a preferential tax rate of 15% from 2022 to 2024 to the extent it has taxable income under the EIT Laws.

Tax saving as a result of HNTE were nil, nil and $209,381 for the years ended March 31, 2025, 2024 and 2023, respectively. The benefit of the tax saving on net income per share (basic and diluted) was nil, nil and $0.02 for the years ended March 31, 2025, 2024 and 2023, respectively.

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

12.	TAXATION (cont.)

The income tax provision consisted of the following components:

	For the years ended March 31,
	2025	2024	2023
Current income tax expense:
PRC	$-	$-	$99,674
Hong Kong	-	-	126,284
Serbia	-	-	-
True up adjustments for income tax expense for prior years	-	163,556	-
Total current income tax expense	-	163,556	225,958
Deferred income tax (benefit)/expense:
PRC	(114,666)	(203,986)	51,780
Hong Kong	(146,899)	(45,906)	-
Other	(8,937)	-	-
Total deferred income tax (benefit)/expense	(270,502)	(249,892)	51,780
Total income tax (benefit)/expense	$(270,502)	$(86,336)	$277,738

The pretax income by major tax jurisdictions is as follows:

	For the years ended March 31,
	2025	2024	2023
(Loss)/income before tax
PRC	$(107,958)	$(784,125)	$1,354,266
Hong Kong	(1,193,796)	(647,181)	780,991
Serbia	(59,577)	-	-
Other	(319,636)	49,807	350,633
Total	$(1,680,967)	$(1,381,499)	$2,485,890

12.	TAXATION (cont.)

A reconciliation between the Company’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the years ended March 31,
	2025	2024	2023
(Loss)/income before income tax	$(1,680,967)	$(1,381,499)	$2,485,890
PRC statutory tax rate	25%	25%	25%
Computed income tax (benefit)/expense with statutory Enterprise Income Tax rate	(420,242)	(345,375)	621,473
Additional deduction for R&D expenses	(163,510)	(148,630)	(162,618)
Effect of preferential tax rates for PRC subsidiary	76,444	135,991	(209,381)
Effect of preferential tax rates for Hong Kong subsidiary	-	-	(42,736)
Changes in valuation allowance	(29,730)	29,751	202,312
Effect of different tax rates in jurisdictions other than PRC*	305,832	56,280	(39,729)
True up adjustments for income tax expense for prior years**	-	163,556	-
Tax effect of non-taxable income and non-deductible items	(39,296)	22,091	(91,583)
Income tax (benefit)/expense	$(270,502)	$(86,336)	$277,738

*	The effect of different tax rates in jurisdictions other than PRC derived from CCSC Technology Group, CCSC Interconnect HK and CCSC Technology Serbia.

**	True up adjustment for income tax expense for prior years is related to changes in estimates to IPO expenses claimed to Hong Kong tax authorities for prior periods.

As of March 31, 2025 and 2024, the cash paid for income tax were nil and $859,882, respectively, and the cash received from income tax refund were $246,771 and nil, respectively.

As of March 31, 2025 and 2024, the significant components of the deferred tax assets were summarized below:

	As of March 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	59,949	341,335
Inventory provision allowance	590,581	67,075
Total deferred tax assets	650,530	408,410
Valuation allowance	(91,847)	(121,016)
Deferred tax assets, net	$558,683	$287,394

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of March 31, 2025 and 2024, the Company’s subsidiary, CCSC Technology Group, reported a net operating loss of $556,651 and $733,431, respectively. As CCSC Technology Group suffered net operating losses in prior periods as a holding company in Hong Kong, the Company has concluded that it is more likely than not that the deferred tax assets generated from CCSC Technology Group would not be utilized in the future. Accordingly, the Company provided valuation allowance of $91,847 and $121,016 for the deferred tax assets of CCSC Technology Group as of March 31, 2025 and 2024, respectively.

12.	TAXATION (cont.)

As of March 31, 2025 and 2024, net operating loss carryforwards of our PRC subsidiary amounted to $1,979,920 and $1,162,802, respectively, which will expire in 2034 and 2035, if not used. As of March 31, 2025 and 2024, net operating loss carryforwards of our Hong Kong subsidiaries amounted to $1,724,800 and $1,011,604, respectively, which have no expiration date and will be carried forward indefinitely. These net operating loss carryforwards allow our subsidiary to offset future taxable income with these losses and potentially reduce its tax liabilities in profitable years.

The movements of valuation allowance of deferred tax assets are as follows:

	As of March 31,
	2025	2024
Balance at beginning of the year	$121,016	$90,991
Additions	-	29,751
Reversal	(29,730)	-
Foreign currency translation adjustments	561	274
Balance at end of the year	$91,847	$121,016

As of March 31, 2025 and 2024, the Company had income taxes payable of $11,614 and $11,668, respectively.

The Company also had income tax recoverable of $452,598 and $696,531 as of March 31, 2025 and 2024, respectively. The Company’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year (see Note 6).

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2025, 2024 and 2023, the Company did not have any significant interest or penalties related to potential underpaid income tax expenses.

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

Name of Related Party	Relationship to the Company
Dr. Chi Sing Chiu	The controlling shareholder and chairman of the board of director of the Company

Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu

Dongguan Concord Internet of Things Seienct Technology.Ltd (“Dongguan Concord Internet”)*	An entity once controlled by Dr. Chi Sing Chiu

*	Dongguan Concord Internet was deregistered on September 8, 2023.

Collection of loan to a related party

Collection of loan to a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2025	2024	2023
Dr. Chi Sing Chiu	Chairman of the Board and controlling shareholder of the Company	$-	$-	$430,121

Refund from a Related Party

Refund from a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2025	2024	2023
Dongguan Concord Internet	An entity once controlled by Dr. Chi Sing Chiu	$-	$-	$48,164

Repayment of loan from a related party

Repayment of loan from a related party consisted of the following:

		For the years ended March 31,
Name	Related party relationship	2025	2024	2023
Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu	$-	$-	$215,388

The balance of related parties as of March 31, 2025 and 2024 was nil. There were no related party transactions for the years ended March 31, 2025 and 2024, respectively.

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

On January 17, 2024, the Company completed its IPO and was listed on the Nasdaq Capital Market under the symbol “CCTG”. 1,375,000 ordinary shares were issued at a price of $4.0 per share. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 ordinary shares of the Company at the public offering price of US$4.0 per share. The net proceeds were $3.6 million after deducting underwriting discounts and commissions, and other issuance expenses.

On September 10, 2024, the authorized share capital of the Company was increased from 100,000,000 ordinary shares to 500,000,000 ordinary shares of a par value of US$0.0005 each. The Company also implemented a dual class structure of its share capital, and reclassified the authorized share capital of 500,000,000 ordinary shares to 495,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares. The dual-class share structure was retroactively applied as if the transaction occurred at the beginning of the period presented.

As of March 31, 2025 and 2024, the Company’s issued Class A Ordinary Shares were 6,581,250 and 6,581,250, respectively, and issued Class B Ordinary Shares were 5,000,000 and 5,000,000, respectively.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. As of March 31, 2025 and 2024, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Company’s consolidated net assets, were approximately $2,411,781 and $1,943,767, or 22.5% and 16.0% of the Company’s total net assets, respectively.

15.	SEGMENT INFORMATION

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

The Company has concluded that consolidated net (loss)/income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive income. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Revenue by products

The Company’s revenue derived from different products are as below:

	For the years ended March 31,
	2025	2024	2023
Cable and wire harness	$16,385,705	$13,626,836	$22,212,627
Connectors	1,245,784	1,121,715	1,846,929
Total	$17,631,489	$14,748,551	$24,059,556

Geographic information

The majority of the Company’s revenue for the years ended March 31, 2025, 2024 and 2023 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the years ended March 31,
	2025	2024	2023
Europe	$10,991,905	$8,523,788	$15,044,438
Asia	5,336,247	4,843,082	7,438,292
Americas	1,303,286	1,381,681	1,576,826
Others	51	-	-
Total	$17,631,489	$14,748,551	$24,059,556

Long-lived assets by Geography

	As of March 31,
	2025	2024
Europe	$541,543	$38,274
Asia	5,207,187	5,629,541
Total	$5,748,730	$5,667,815

16.	SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of the consolidated financial statements which were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements.