Form 20-F
period 2026-03-31
CCSC Technology International Holdings Ltd
filed 2026-07-17
CIK 1931717

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

An aggregate of 3,413,520 Class A Ordinary Shares and 500,000 Class B Ordinary Shares, par value $0.005 per share, were outstanding as of March 31, 2026.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“BVI” are to the “British Virgin Islands”;

●	“CCSC Group” are to our direct wholly-owned subsidiary, CCSC Group Limited, an exempted company with limited liability incorporated under the laws of the BVI;

●	“CCSC Interconnect DG” are to CCSC Technology Group’s wholly-owned subsidiary, Dongguan CCSC Interconnect Electronic Technology Limited, a company organized under the laws of the PRC;

●	“CCSC Interconnect HK” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Interconnect NL” are to CCSC Technology Group’s wholly-owned subsidiary, CCSC Interconnect Technology Europe B.V., a private limited liability company organized under the laws of the Netherlands;

●	“CCSC Technology Group” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Group Limited, a limited liability company incorporated under the laws of Hong Kong;

●	“CCSC Technology Serbia” are to CCSC Group’s direct wholly-owned subsidiary, CCSC Technology Doo Beograd, a limited liability company incorporated under the laws of Serbia;

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report;

●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value US$0.005 per share, of the Company;

●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value US$0.005 per share, of the Company;

●	“HK” are to Hong Kong, which is a special administrative region of the PRC authorized to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”;

●	“HK$” are to the legal currency of Hong Kong;

●	“mainland China” are to the mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“New M&A” are to our second amended and restated memorandum and articles of association;

●	“Operating Subsidiaries” are to Dongguan CCSC Interconnect Electronic Technology Limited, CCSC Technology Group Limited, CCSC Interconnect Technology Limited, CCSC Interconnect Technology Europe B.V., and CCSC Technology Doo Beograd, collectively;

●	“Ordinary Shares” are to our Class A Ordinary Shares and our Class B Ordinary Shares, collectively;

●	“our PRC subsidiary” is to CCSC Interconnect DG;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;

●	“RMB” are to Renminbi, the official currency of mainland China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Serbia” are to the Republic of Serbia;

●	“U.S. dollars,” “$,” and “US$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company”, “our”, “our company”, or “CCSC Cayman” are to CCSC Technology International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

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

H. KEY INFORMATION

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

Furthermore, we and our PRC subsidiary, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures and certain supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing, and once listed, report to the CSRC of any follow-on offerings upon the completion of such follow-on offering. See “—The CSRC’s Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.” In connection with our initial public offering, the CSRC notified us in writing on November 6, 2023 that we do not fall within the scope of the filing requirements under the Trial Measures and, therefore, as of the date of this annual report, we believe that we are not required to obtain permission or approval from the competent PRC authorities, including the CSRC, for the listing and trading of our Class A Ordinary Shares on U.S. exchanges. However, if the CSRC or other regulatory agencies later promulgate new rules and require that we obtain their approvals for our future offerings, we may be unable to obtain such approval in a timely manner, or at all. Failure to obtain such approvals may subject us to sanctions by the CSRC or other PRC regulatory agencies. See “—The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval” for details.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in mainland China legal system than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

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

As of the date of this annual report, we have not received any notice from any PRC authorities identifying our PRC subsidiary as a CIIO or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations were not subject to cybersecurity review or network data security review by the CAC for our initial public offering (the “IPO”), because we believe our PRC subsidiary is not a CIIO or a network platform operator possessing personal information of more than one million users, and our business does not involve data processing activities that affect or may affect national security. As of the date of this annual report, we believe that we are in compliance with the applicable PRC cybersecurity and data security laws and regulations that have been issued by the CAC in all material respects, and we have not received any complaints from any third party, nor have we been investigated or punished by any competent PRC authority in this regard. There remains uncertainty, however, as to how the relevant PRC cybersecurity and data security laws and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to cybersecurity. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in the future in connection with any of our future offerings, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require overseas special purpose vehicles that are controlled by mainland China companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of mainland China domestic companies using shares of such special purpose vehicle or held by its shareholders as consideration to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicles’ securities on an overseas stock exchange. Our PRC legal counsel, JT&N, has advised us, based on its understanding of the current PRC laws and regulations, that the CSRC’s approval was not required for the listing and trading of our Class A Ordinary Shares on Nasdaq under the M&A Rules, given that: (i) the CSRC has not issued any definitive rule or interpretation concerning whether offerings such as ours are subject to the M&A Rules; and (ii) we established our wholly-foreign owned enterprise (“WFOE”), CCSC Interconnect DG, by means of direct investment rather than through a merger and acquisition of a “mainland China domestic company” as defined under the M&A Rules. As of the date of this annual report, there have been no material changes to these regulations and policies since our IPO.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and relevant supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. Once listed, such PRC domestic company is required to report to the CSRC within three (3) business days upon the completion of any follow-on offerings. If the PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions introduced by the revised Provisions is the expansion of their application to cover indirect overseas offerings and listings, consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from the competent authorities in accordance with applicable PRC laws and regulations, and file with the secrecy administrative department at the corresponding level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, would be detrimental to national security or the public interest, shall strictly fulfill the relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by us or our PRC subsidiary to comply with the foregoing confidentiality and archives administration requirements under the revised Provisions and other applicable PRC laws and regulations may result in the relevant entities being held legally liable by the competent authorities, and referred to the relevant judicial authorities for investigation of criminal liability if a crime is suspected.

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

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to manufacturing, taxation, environmental regulations, land use rights, property, and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Our business is subject to various forms of governmental and regulatory oversight. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and governmental subdivisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations, or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Class A Ordinary Shares.

Furthermore, recent statements by the Chinese government indicate an intention to exert more oversight and control over offerings that are conducted overseas. Although we believe that we are currently not required to obtain permission from any of the PRC central or local governments and we have not received any denial of our listing on any U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future. Even if such permission is obtained, it remains uncertain whether it may be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and may cause the value of our shares to significantly decline or become worthless. If (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable PRC laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be subject to fines or other penalties, including suspension of business and revocation of requisite licenses, which could result in a material change in our operations and may have a material adverse effect on our business, financial condition, or results of operations, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in mainland China against us or our management based on foreign laws, compared to doing so in your home country against a domestic defendant. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within mainland China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China, compared to doing so in your home country against a domestic defendant. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently reside in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The competent PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law, based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, pursuant to the PRC Civil Procedures Law, the competent PRC courts will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC laws and regulations or national sovereignty, security, or public interest. As a result, it is uncertain whether, and on what basis, a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within mainland China. For example, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside mainland China. Although the authorities in China may establish a regulatory cooperation mechanism with their counterparts in another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without the prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. Furthermore, the Trial Measures provide that overseas securities regulatory authorities may conduct investigations or evidence collection relating to PRC domestic companies’ overseas offering and listing activities through the assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms. Accordingly, without regulatory cooperation between the U.S. and China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of mainland China. See “—There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China.”

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

Our former auditor, Marcum Asia CPAs LLP (“Marcum Asia”), is a PCAOB registered public accounting firm headquartered in New York. On November 1, 2024, the Company appointed Enrome LLP as its independent registered public accounting firm in place of Marcum Asia, effective immediately. Enrome LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Singapore. Our current and former auditors are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB. As such, as of the date of this annual report, we do not believe our offering of securities will be affected by the HFCAA and related regulations. However, recent developments may give rise to additional uncertainties with respect to our offering of securities, and we cannot assure you that Nasdaq or other regulatory authorities will not apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor may not be subject to inspection by the PCAOB in the future. The absence of such inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

We have established risk management and internal control systems, consisting of policies and procedures that we believe are appropriate for using and managing our technology systems and the proprietary information and/or data stored in such systems properly and securely, including (i) establishing procedures to evaluate our backup systems on a timely basis and to review the security level of our current systems and consider upgrading our security and software testing as needed, and (ii) the establishment of a firewall to prevent external cybersecurity risks and providing cybersecurity training to our employees. Our board of directors is responsible for the overall management and implementation of such policies and procedures, which will be updated every year under the monitoring of our board of directors, and shall be approved by our board of directors and certified by a third party, to ensure that such policies and procedures satisfy the requirements of IATF 16949 and the International Organization for Standardization (the “ISO”) 9001. Although, as of the date of this annual report, we have not experienced any cyber-attacks, breaches of our network security systems on which we rely could involve attacks intended to (i) obtain unauthorized access to and disclose sensitive and confidential client information and/or our proprietary information, or (ii) destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means. Such breaches or attacks could originate from a wide variety of sources, including state actors or other unknown third parties. Since techniques used to obtain unauthorized access to systems or to sabotage systems change frequently and may not be known until launched against us, we may not be able to anticipate these attacks or implement adequate preventative measures promptly and effectively. In addition, any party who illegally obtains identification and password credentials could potentially gain unauthorized access to our technology systems, and we cannot assure you that we will be able to anticipate, detect, or implement effective preventative measures against frequently changing cyber-attacks. In addition to the implementation and maintenance of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. However, from time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. Such mistakes can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may result in the unauthorized disclosure of confidential information, and our systems may be otherwise compromised, malfunction, or disabled; therefore, in such events, we could suffer a disruption of our business, financial losses, liability to customers, regulatory sanctions, and damage to our reputation.

If a cybersecurity incident occurs, or is perceived to occur, we may have to spend significant capital and other resources to mitigate the impact of such event and to develop and implement protections to prevent future events of such nature from occurring. Furthermore, in the event of any of the foregoing cybersecurity breaches or attacks, we may also be subject to negative publicity and public perception of the ineffectiveness of our security measures, and our reputation may be harmed, which could damage our relationships with existing or potential customers and our business and financial condition could be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. While we increased the number of manufacturing employees from 136 in the fiscal year ended March 31, 2024 to 139 as of March 31, 2025, to counter the rising labor costs and improve our operational efficiency, we thereafter reduced the number to 123 as of March 31, 2026. The labor costs for the three most recent fiscal years amounted to US$2.49 million, US$3.07 million, and US$2.77 million for the fiscal years ended March 31, 2024, 2025, and 2026, respectively, representing 23.0%, 24.3%, and 22.6% of our total cost of revenue, respectively. Unless we are able to continue to improve our operational efficiency or pass on increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the Labor Contract Law of the People’s Republic of China, or the “Labor Contract Law,” which became effective in January 2008, as amended effective in July 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementing rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition, and results of operations could be materially and adversely affected.

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

Pursuant to the relevant laws, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for its employees; failure to do so may subject the enterprise to an order for rectification, and to certain fines if the enterprise fails to rectify in time. As of the date of this annual report, we have not been paying the social insurance and housing fund contributions for our employees in full. Any failure to make sufficient provision of the outstanding amounts of contributions to such funds is a violation of applicable PRC laws and regulations, and we could be required to make up the contributions and be subject to late fees, fines, and associated administrative penalties. As of March 31, 2024, 2025, and 2026, we had outstanding social insurance payments payable in the aggregate amount of approximately $167,141, $141,068, and $143,986, respectively, and outstanding housing fund contributions in the aggregate amount of approximately $116,942, $115,668, and $123,601, respectively. In the event that the relevant authorities determine that we have underpaid, our PRC subsidiary may be required to pay outstanding contributions and penalties to the extent we did not make full contributions to the social insurance and housing provident funds. If we fail to pay the contributions in full and on time within the prescribed time limit as required, a late fee of 0.05% per day and a fine of one to three times the outstanding amount of social insurance may be imposed by the relevant authority, and the relevant authorities could file applications with competent courts for compulsory enforcement of the payment of outstanding housing fund contributions. As of March 31, 2024, 2025, and 2026, an estimated late fee in the aggregate amount of approximately $48,224, $22,739, and $53,210, respectively, may be imposed with respect to the outstanding social insurance payments payable. Moreover, our failure to make adequate contributions to social insurance and housing funds may also trigger private complaints filed by our employees against us.

As of the date of this annual report, we have not received any notices from the competent PRC authorities requiring us to make up the underpayment of social insurance and housing fund contributions for our employees; however, we cannot guarantee that the competent PRC authorities will not order us to do so in the future. We intend to pay the outstanding social insurance and housing fund payments upon receipt of notice from the competent PRC authorities. We may also be subject to fines and penalties if we fail to comply, which could adversely affect our business, results of operations, and financial condition.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for the servicing of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC laws and regulations permit our PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary, as a foreign-invested enterprise, or “FIE,” is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law (“EIT Law”) and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to their enterprise shareholders who are not mainland China resident enterprises, unless otherwise exempted or reduced pursuant to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Any loans made to CCSC Interconnect DG, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC laws and regulations and foreign exchange loan registration requirements. For example, loans made by us to CCSC Interconnect DG to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE or filed with SAFE in its information system. Pursuant to relevant PRC laws and regulations, we may provide loans to CCSC Interconnect DG in an amount up to the greater of (i) the balance between the registered total investment amount and the registered capital of CCSC Interconnect DG, or (ii) an amount equal to 3.5 times the net assets of CCSC Interconnect DG, calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”), the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Full-Covered Cross-Border Financing (the “PBOC Circular 64”), and the Circular on Adjusting the Macro-Prudent Adjustment Parameter for Cross-Border Financing (the “PBOC Circular 5”). Moreover, any medium- or long-term loan to be provided by us to CCSC Interconnect DG must also be filed and registered with the National Development and Reform Commission (“NDRC”). We may also elect to finance CCSC Interconnect DG by means of capital contributions. Such capital contributions must be recorded with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or its local counterpart, and the local market regulatory authority.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of the foreign currency capital of a foreign-invested enterprise may be converted into RMB capital in accordance with the actual operations and within the business scope of the enterprise at its discretion. Although SAFE Circular 19 permits the use of RMB converted from foreign currency-denominated capital for equity investments in mainland China, restrictions continue to apply with respect to a foreign-invested enterprise’s use of such converted RMB for purposes beyond its business scope, for entrusted loans, or for the repayment of inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates certain rules set forth in SAFE Circular 19 but changes the prohibition against using RMB capital converted from the foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans or repay inter-company loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the permissible use of foreign exchange capital to the domestic equity investment area. Non-investment foreign-funded enterprises are permitted to lawfully make domestic equity investments without violating the prevailing special administrative measures for access of foreign investments (negative list) and subject to the authenticity and compliance requirements applicable to domestic investment projects. If our PRC subsidiary requires financial support from us in the future and we determine it is necessary to use foreign currency-denominated capital to provide such support, our ability to fund our PRC subsidiary’s operations will be subject to the statutory limits and restrictions described above.

In light of the various requirements imposed by PRC laws and regulations on loans to, and direct investment in, PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we have received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be adversely affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

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

A significant amount of our business is conducted in mainland China by CCSC Interconnect DG, the books and records of which are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares are offered in U.S. dollars, and we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control laws and regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, are in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government on the transfer of cash or assets.

The transfer of funds and assets among CCSC Cayman, its Hong Kong and PRC subsidiaries is subject to governmental control and restriction. The competent PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises that are not mainland China resident enterprises, unless otherwise reduced pursuant to treaties or arrangements between the PRC central government and the governments of other countries or regions where such enterprises are tax resident.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except in connection with transfers of funds involving money laundering or criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, are in mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the competent PRC government on the transfer of cash or assets.

There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China.

On December 28, 2019, the amended Securities Law of the People’s Republic of China (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of mainland China, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this annual report, we are not aware of any implementing rules or regulations that have been published with respect to the application of Article 177.

On the other hand, the Trial Measures of the CSRC stipulate in Article 26 that “[w]here an overseas securities regulatory agency intends to carry out investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency for investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and competent authorities under the State Council.” Article 26 of the Trial Measures provides a clearer roadmap as to how overseas securities regulatory authorities may conduct investigation and/or evidence collection relating to PRC companies’ overseas offering and listing activities under Article 177.

As advised by our PRC counsel, JT&N, Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of mainland China. Our principal business operation is conducted in the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us, such as an enforcement action by the Department of Justice, the SEC, or other authorities, such agencies’ activities will constitute an investigation or evidence collection directly within the territory of mainland China and, accordingly, will fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the competent securities regulatory authorities of the PRC by way of judicial assistance, diplomatic channels, or the establishment of a regulatory cooperation mechanism with the competent securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, as of the date of this annual report, there are no implementing rules or regulations regarding the application of Article 177, and it remains unclear as to how Article 177 will be interpreted, implemented, or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of mainland China. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the U.S.

Under the EIT Law, we may be classified as a mainland China “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law, which became effective in January 2008, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation (the “SAT”), specifies that certain offshore incorporated enterprises controlled by enterprises or enterprise groups that are mainland China resident enterprises will be classified as mainland China resident enterprises if the following are located or resident in mainland China: (i) senior management personnel and departments that are responsible for daily production, operation, and management; (ii) financial and personnel decision-making bodies; (iii) key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and to clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by enterprises or enterprise groups that are mainland China resident enterprises, and not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by enterprises or enterprise groups that are mainland China resident enterprises, or by mainland China or foreign individuals.

If the competent PRC tax authorities determine that we meet all the criteria set forth in SAT Circular 82 and that the actual management organ of the Company is therefore within the territory of mainland China, we may be deemed to be a mainland China resident enterprise for PRC enterprise income tax purposes, and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of enterprises that are not mainland China resident enterprises, or 20% in the case of individuals who are not mainland China residents (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be sourced from mainland China. It is unclear whether shareholders of our company that are not mainland China residents would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although, as of the date of this annual report, we have not been notified or informed by the competent PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their holding companies that are not mainland China resident enterprises.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarified the tax payable declaration obligation of non-resident enterprises. Indirect transfers of equity interests and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered to involve reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: (i) the transferor directly or indirectly owns 80% or above of the equity interest of the transferee, or vice versa; (ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; or (iii) the percentages in items (i) and (ii) shall be 100% if over 50% of the share value of a foreign enterprise is directly or indirectly derived from real properties in mainland China. Furthermore, SAT Circular 7 also imposes obligations on both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company (an “indirect transfer”), the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority, and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within the required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits as specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within the required time limits, it shall be deemed that such enterprise has paid the tax in a timely manner.

We face uncertainties with respect to the reporting obligations and assessment of reasonable commercial purposes in connection with future transactions involving taxable assets in mainland China, such as offshore restructuring, sale of shares in our offshore subsidiaries, and investments. In the event that an indirect transfer transaction is determined to lack reasonable commercial purpose, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (i.e., a withholding tax at a rate of 10% for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfers of shares by investors who are not mainland China resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars, to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, any of which may have a material adverse effect on our financial condition and results of operations.

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

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be recognized as the “beneficial owner” to file relevant documents with the relevant tax authorities. CCSC Interconnect DG is wholly owned by our Hong Kong subsidiary, CCSC Technology Group. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority, or that we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by CCSC Interconnect DG to CCSC Technology Group, in which case we would be subject to the higher withholding tax rate of 10% on dividends received.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules establish procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise that holds a famous trademark or PRC time-honored brand. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts, may delay or inhibit our ability to complete such transactions. It is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions could, in such case, be materially and adversely affected.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of such scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto, and, in many cases, allegations of fraud. As a result of such scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, or the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether or not such allegations are proven to be true, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation would be costly and time-consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations could be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

Recent developments in global trade policy, particularly the heightened tensions between the United States and China, have introduced significant uncertainty into the international trade environment. Since 2025, the U.S. government has imposed and modified tariffs and undertaken other trade measures affecting imports from various countries and regions, including China, Canada, Mexico, and certain other jurisdictions. In response, certain countries have imposed, or may impose, reciprocal tariffs, trade restrictions, or other retaliatory measures. Additional tariff actions, sector-specific measures, or changes in trade policy may be implemented in the future. These escalating trade barriers, along with the possibility of further tariffs, export restrictions, or renegotiation of trade agreements, could adversely affect the demand for our products, limit our access to certain markets, or impair the competitiveness of our pricing. In particular, because our products are manufactured in mainland China through our PRC subsidiary, CCSC Interconnect DG, they are subject to tariffs imposed on Chinese-origin goods by importing countries. Such tariffs may reduce the price competitiveness of our products in key export markets, including the United States and Europe, which collectively accounted for the substantial majority of our revenue for the fiscal year ended March 31, 2026. Furthermore, the European Union may impose or expand retaliatory trade measures or import restrictions targeting Chinese-manufactured goods, which could materially and adversely affect our sales, given that Europe represented approximately 61.1% of our total revenue for the fiscal year ended March 31, 2026.

Our cost structure is sensitive to the prices of components and raw materials, which are subject to global commodity market conditions, supply chain disruptions, and transportation costs. With component costs representing over 65% of our total cost of sales, continued increases due to tariffs or supply chain inefficiencies may erode our gross margins. Furthermore, increased costs borne by our customers, particularly those with international exposure, could be passed on to us, potentially affecting our revenue and operating margins. Although we are taking measures to enhance our operational flexibility and evaluating alternative sourcing and technological solutions, we cannot guarantee that these measures will fully shield us from the broader economic and regulatory effects of the ongoing trade conflict and policy shifts. As a result, our business, financial condition, and results of operations could be materially and adversely affected by continued trade tensions, rising costs, and regulatory uncertainty in the global trade environment.

A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, or widespread disease or pandemics could materially and adversely affect the sales of our products.

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

Retaining our existing customers, especially our large customers, has always been essential to our success. For the fiscal year ended March 31, 2026, there were two customers that contributed 16.4% and 10.1% to our revenue. For the fiscal year ended March 31, 2025, there were three customers that contributed 14.5%, 11.9%, and 10.4% to our revenue. For the fiscal year ended March 31, 2024, there were two customers that contributed 17.4% and 12.7% to our revenue. Apart from the major customers mentioned above, no other customers contributed more than 10% of our total revenue. Our supply agreements with our customers generally do not require them to purchase any products from us; rather, we receive purchase orders from our customers on a monthly basis. If our products or services do not meet the requirements of our customers, or if our competitors offer more attractive products, prices, or better customer service, our existing customers may reduce or cease their purchase orders with us. The termination of, or any material change to, purchase orders from our large customers could adversely affect our business and operating results. Furthermore, our ability to attract new customers is crucial to our growth. We have invested heavily in branding, sales, and marketing efforts to acquire and retain customers since our inception. For example, we frequently attend domestic and international expos and exhibitions in an effort to market our products and attract new customers. We also expect to continue to invest in our marketing and sales team to acquire new customers and retain existing customers. However, there can be no assurance that we will be able to acquire new customers despite our efforts. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations could be adversely affected.

Increases in the price of raw materials could impact our ability to sustain and grow earnings.

Our manufacturing processes consume substantial amounts of raw materials, the costs of which may be subject to worldwide supply and demand factors, as well as other factors beyond our control, such as financial market trends and supply chain disruptions. Raw material price fluctuations may adversely affect our results. In particular, copper is the principal raw material used in the components that we source from our suppliers, accounting for a majority of the cost of sales. Our prevailing practice is to purchase these components at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets, and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business, we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then-net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory to neutralize the impact of copper price volatility. In addition, an excessive increase in the price of copper could result in fewer orders from customers. Accordingly, significant volatility in copper prices could have a material adverse effect on our business, financial condition, and results of operations.

We do not engage in hedging transactions against raw material price fluctuations, but attempt to mitigate the short-term risks of price volatility by purchasing raw materials in advance based on forecasted production needs and/or reaching agreements with some of our suppliers to keep the cost of raw materials stable. We also attempt to lower the consumption of raw materials by reducing waste and using recycled materials whenever possible and without compromising product quality. In addition, we may pass increases in the costs of raw materials to customers by adjusting the selling price of our products. For example, as a result of global supply chain disruptions, the average cost of the components and materials used in our products increased by 12.7% per unit in the fiscal year ended March 31, 2026 as compared with the fiscal year ended March 31, 2025, decreased by 14.7% per unit in the fiscal year ended March 31, 2025 as compared to the fiscal year ended March 31, 2024, and increased by 8.5% per unit in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023. The average selling price of our products increased by 11.4% per unit in the fiscal year ended March 31, 2026, decreased by 12.8% per unit in the fiscal year ended March 31, 2025, and increased by 9.7% per unit in the fiscal year ended March 31, 2024, to mitigate inflationary pressures. Although these strategies have helped mitigate the negative impact of raw material price fluctuations in the past, they may not be sufficient to provide adequate protection for our business in the future, and, as a result, our financial results could be materially and adversely affected.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of our suppliers, our operations may be disrupted, and our results of operations may be materially and adversely impacted.

For the fiscal years ended March 31, 2025 and 2026, no supplier accounted for more than 10% of the total purchases made by the Company. For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases made by the Company. As we have a variety of options for supplies, and the technical demands of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. However, if we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source materials from a different supplier on short notice. There is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be materially and adversely impacted.

The impact of currency value fluctuations could impact our reported financial performance and our ability to sustain and grow earnings.

We are exposed to risks of doing business on a global scale, including fluctuations in foreign currencies. Our operating subsidiaries in Hong Kong, mainland China and the Netherlands use their respective currencies, which are Hong Kong dollar (“HK$”), Renminbi (“RMB”), Euro (“EUR”), and Serbian Dinar (“RSD”), as their functional currencies. The consolidated financial statements included elsewhere in this annual report are prepared in US$ for reporting purposes. In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of the fluctuations in currency exchange rates, we recorded a foreign currency translation adjustment in other comprehensive income of $430,117, due to the favorable exchange rate of our functional currencies towards the U.S. dollar for the fiscal year ended March 31, 2026, and we recorded a foreign currency translation adjustment in other comprehensive loss of $161,106 and $523,250, due to the unfavorable exchange rate of our functional currencies towards the U.S. dollar for the fiscal years ended March 31, 2025 and 2024. As such, fluctuations in currency exchange rates from period-to-period may result in significant period-over-period changes in our reported financial performance.

Furthermore, due to our international operations, we may be required to purchase products or services with foreign currencies other than the currencies in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to shift the increase in the prices of the products or services we provide to our customers, which could have an adverse effect on our financial performance. For example, we recorded a foreign currency loss of $419,431, due to the unfavorable exchange rates for the fiscal year ended March 31, 2026, and a foreign currency gain of $67,395 and $425,308, due to favorable exchange rates for the fiscal years ended March 31, 2025 and 2024, respectively. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows and impact the comparability of our results between financial periods.

We have limited sources of working capital and may need substantial additional financing.

The working capital required to implement our business strategy and research and development (“R&D”) efforts will most likely be provided by revenues generated by our business. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity or debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion, or significantly reduce the scope, of our current business plan; delay some of our development or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

As of March 31, 2026, we had cash of approximately $4.09 million, total current assets of approximately $10.91 million, and total current liabilities of approximately $5.21 million. We may need to engage in capital-raising transactions in the near future. Such financing transactions may cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to access additional financing is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Class A Ordinary Shares and Class A Ordinary Share equivalents would be materially and adversely affected and we may cease our operations.

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

Demand for the Company’s products depends on the manufacturing needs for interconnect products of its customers in the various end markets, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. Therefore, the Company’s sales and profitability are susceptible to negative trends relating to those industries and will be affected by a variety of factors, including general economic conditions, consolidation within the industries, the financial condition of the Company’s customers and their access to financing, competition, technological developments, new legislation and regulations, among others. There can be no assurance that demand for the Company’s interconnect products will continue at the current level or not decrease in the future.

Our success depends on our ability to protect our intellectual property.

Our success relies on our ability to obtain and maintain patent protection for products developed using our technologies, both in the PRC and in other countries, and to enforce these patents. There is no guarantee that any of our existing or future patents will be considered valid and enforceable against third-party infringement, or that our products will not infringe any third-party patents or intellectual property. We currently have 61 valid patents registered with the China National Intellectual Property Administration, 2 valid patents registered with the Patent Registry Intellectual Property Department in Hong Kong, and 2 valid patents registered with Taiwan Intellectual Property Administration.

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

The Company’s headquarters is in Hong Kong, and conducts business through its subsidiaries established in mainland China, Hong Kong and the Netherlands. The Company’s products are currently sold to customers in more than 25 countries. Due to its international operations, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, which could materially adversely affect operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is subject to foreign currency volatility, which could materially impact the Company’s operating results, including the impact of hyper-inflationary conditions in certain economies, particularly where exchange controls limit or eliminate the Company’s ability to convert from local currency. The Company is also subject to general geopolitical risks, such as political and economic instability, social unrest, terrorism and changes in diplomatic and trade relationships in connection with its international operations. Any such disruption could cause the loss of sales and customers. Moreover, these types of events could negatively impact consumer spending or the economy in the impacted regions or depending upon the severity, globally. These risks of conducting business internationally may have a material adverse effect on the Company’s business, operating results and financial condition. Other examples of risks arising from our international operations include the following, any of which could adversely affect our business, financial condition and cash flows:

●	increased transportation costs or delays and other logistical problems relating to the transportation of goods shipped by ocean or air freight, including border closures, trade conflicts and general trade route delays caused by events such as adverse weather and stoppages in the Suez Canal;

●	restrictions on the transfer of funds from such countries to the United States;

●	imposition of currency controls;

●	increased labor costs and/or shortages;

●	changes in governmental policies and regulations, including changes to import/export regulations, tariffs, freight rates or the adoption of protectionist legislation;

●	differing and potentially adverse tax consequences, including consequences resulting from the complexities of foreign corporate income tax systems, value added tax (“VAT”) regimes, tax withholding rules, and other indirect taxes, tax collection or remittance obligations, and restrictions on the repatriation of earnings;

●	the availability and extent of intellectual property law protections;

●	longer payment cycles and difficulties in managing international accounts receivable;

●	trade sanctions, political unrest, terrorism, war, including the Russia-Ukraine conflict, epidemics, pandemics, or the threats of any of these or similar events;

●	changing or unstable economic conditions or poor infrastructure; and/or

●	different customer demand dynamics and difficulties and costs that arise in our efforts to adapt to local purchasing behaviors and consumer preferences.

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

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our customers and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. Historically, our defect rate was close to 0%, and our warranty cost for each of fiscal years ended March 31, 2026, 2025, and 2024 was $0, due to the implementation of strict quality control procedures. However, there is no guarantee that our defect rate will remain low or that we will not incur any warranty costs in the future.

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

Our future growth will depend upon our ability to maintain efficient operations at our existing production facility and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 59.8%, 60.8%, and 51.3% for fiscal years ended March 31, 2026, 2025, and 2024, respectively. The utilization rate of our production facility depends primarily on the demand for our products and the availability and maintenance of our machinery and equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

If CCSC Interconnect DG were to lose its accreditation as a National High and New-Technology Enterprise in China, we could face higher tax rates than we currently pay for much of our revenues.

CCSC Interconnect DG has been approved as a High and New-Technology Enterprise (“HNTE”) since 2016. The HNTE status is valid for three (3) years and entitles CCSC Interconnect DG to a favorable income tax rate of 15% rather than the unified rate of 25%. The HNTE accreditation may be renewed every three years. The Company recently renewed its HNTE certificate on December 19, 2025, which entitles CCSC Interconnect DG to a favorable income tax rate of 15% for fiscal years 2025 through 2027. For the fiscal years ended March 31, 2026, 2025, and 2024, the taxes payable by CCSC Interconnect DG would have increased by nil, nil, and nil, respectively, if CCSC Interconnect DG were not a certified HNTE. In the event we were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

We may incorporate AI technologies into our manufacturing process in the future, which may present operational and reputational risks.

On May 22, 2024, we entered into a strategic cooperation framework agreement (the “Agreement”) with Innogetic International Limited (“Innogetic”), a Hong Kong-based company.

On April 29, 2026, we entered into a smart manufacturing platform technology purchase agreement (the “Technology Purchase Agreement”) with Asia Resource Holdings Limited, a company incorporated in Seychelles, with respect to a certain smart manufacturing platform tailored for connectors, cables, wire harnesses, and related precision assembly businesses.

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

Risks Relating to Our Class A Ordinary Shares

If we cannot satisfy the listing requirements and other rules of Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of US$1.00 per share. On December 17, 2025, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Class A Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until June 15, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. A company that fails to regain compliance during such 180-day period be eligible for an additional 180 calendar days, provided that it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. We did not regain compliance within the initial 180-day compliance period and on June 9, 2026, we provided Nasdaq with a notice to request an additional 180-day compliance period be granted to us. The request was granted to the Company on June 16, 2026.

Even if we currently meet the other listing requirements and other applicable rules of the Nasdaq Capital Market, and even if we regain compliance with Nasdaq Listing Rule 5550(a)(2), we may not be able to continue to satisfy these requirements and applicable rules.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Our market value is calculated as our consolidated closing bid price multiplied by our total listed securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies.

This proposal is part of a broader trend of Nasdaq tightening listing standards for smaller issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies such as us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq without any opportunity to cure the deficiency. Such suspension and delisting would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market, which could result in similar adverse consequences even absent a failure to meet specific quantitative thresholds.

Because we are a small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we must comply with the federal securities laws, rules, and regulations, including certain corporate governance provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act, related rules and regulations of the SEC and Nasdaq, with which a private company is not required to comply. Complying with these laws, rules and regulations occupies a significant amount of the time of our board of directors and management and significantly increases our costs and expenses. Among other things, we must:

●	maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC;

●	comply with rules and regulations promulgated by Nasdaq;

●	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

●	maintain various internal compliance and disclosures policies, such as those relating to disclosure controls and procedures and insider trading in our Class A Ordinary Shares; and

●	involve and retain to a greater degree outside counsel and accountants in the above activities.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine, notwithstanding ongoing diplomatic efforts, may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. While the United States and Iran are currently engaged in indirect technical talks in Doha, Qatar, aimed at solidifying a 14-point memorandum of understanding designed to end the conflict, there can be no assurance that such negotiations will succeed or that any agreement reached will be implemented, sustained, or sufficient to restore stability to affected markets. The ongoing disruptions caused by these military actions, and the potential for further escalation or the failure of diplomatic efforts, could result in protracted and severe damage to the global economy and investment climate.

Nasdaq has adopted enhanced listing standards and has proposed other related rule changes that expand its discretionary authority, which could adversely affect our ability to maintain our listing on Nasdaq, limit the liquidity of our securities, or result in increased volatility or delisting risk.

Nasdaq has recently adopted a series of rule changes that enhance its initial and continued listing standards and has proposed other related rule changes to the SEC for approval, that expand Nasdaq’s discretionary authority in evaluating and enforcing compliance with those standards. For example, Nasdaq has recently proposed amendments to its initial listing standards that would impose additional requirements specifically on China-based issuers, including heightened liquidity thresholds and more rigorous corporate governance disclosures. These proposed changes reflect a broader trend by Nasdaq to increase scrutiny of companies with significant operations or affiliations in China. In addition, recent changes to Nasdaq listing standards and Nasdaq’s expanded discretionary authority to deny initial listings under Rule IM-5101-3, even where a company meets all applicable quantitative and qualitative criteria, further signal a trend toward tighter listing controls. In exercising this discretion, Nasdaq has indicated that it may consider factors such as a company’s geographic nexus, business model, and relationships with professional advisors. As such, companies with operations in China or other emerging markets may face a higher burden in satisfying Nasdaq’s listing expectations. Moreover, Nasdaq has recently increased its initial listing requirements relating to the minimum market value of unrestricted publicly held shares. Effective January 17, 2026, companies seeking to list on the Nasdaq Capital Market or the Nasdaq Global Market under the net income standard are required to have a minimum market value of unrestricted publicly held shares of $15 million, compared to prior thresholds of $5 million and $8 million, respectively.

On January 13, 2026, Nasdaq filed a rule proposal with the SEC to adopt a new continued listing requirement that would require all companies listed on the Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities of US$5 million. Under the proposed rule, if a company’s market value of listed securities falls below this threshold for 30 consecutive trading days, Nasdaq may immediately suspend trading and initiate delisting proceedings without affording the company a compliance cure period. This proposed rule, if adopted, would be in addition to Nasdaq’s existing continued listing requirements, which include minimum bid price, publicly held shares, and shareholders’ equity, among others. If the market value of our Class A Ordinary Shares were to fall below the proposed $5 million threshold or we otherwise fail to satisfy Nasdaq’s continued listing standards, we could face delisting proceedings on an accelerated basis. Moreover, even if we remain in compliance with quantitative criteria, Nasdaq retains discretionary authority under Rule IM-5101-1 to suspend or terminate a company’s listing if necessary to protect investors or ensure the orderly operation of the market. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing standards, particularly in light of our trading volume, market capitalization, public float and other qualitative factors. If we are unable to maintain our listing, we may be forced to trade on an over-the-counter market, which may be less liquid and more volatile and could impair investors’ ability to buy or sell our Class A Ordinary Shares. The loss of our Nasdaq listing could also reduce our visibility and credibility in the market and adversely affect our ability to access capital through future equity financings.

On June 3, 2026, the SEC approved Nasdaq Rule IM-5101-4, which specifies how Nasdaq will utilize its authority under Nasdaq Rule 5101 to delist securities in circumstances where: (i) such securities exhibit trading activity that is indicative of potential manipulation; (ii) the SEC has implemented a temporary trading suspension of such securities pursuant to Section 12(k) of the Exchange Act (a “Section 12(k) suspension”); and (iii) Nasdaq determines that delisting such securities is necessary to protect investors. Under Nasdaq Rule IM-5101-4, Nasdaq may exercise this authority on a case-by-case basis, taking into account all relevant facts and circumstances. Nasdaq may exercise its authority under Nasdaq Rule IM-5101-4 even where the potential manipulation appears to be driven by third parties with no known connection to the securities issuer. In the event that Nasdaq makes a determination to delist securities pursuant to its authority under Nasdaq Rule IM-5101-4, the affected company may seek a review of such determination pursuant to Nasdaq Rule 5815. However, as Nasdaq Rule IM-5101-4 is newly implemented, the criteria pursuant to which an appeal may succeed remain uncertain as of the date of this annual report.

Should the SEC determine that the trading activity in our Class A Ordinary Shares has exhibited characteristics that trigger a Section 12(k) suspension, and Nasdaq thereupon conducts a review under Nasdaq Rule IM-5101-4, our Class A Ordinary Shares could be subject to delisting, and we can provide no assurance that, under such circumstances, we would prevail in appealing any such delisting determination.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of the military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, cannot be predicted but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could adversely affect our financial condition and the value of our securities.

Since Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, through his equity interest in the CCSC Investment Limited (as the largest shareholder of the Company), has the voting power of at least 50% of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution of members. However, as his voting power does not reach the two-thirds (2/3) threshold required for special resolutions under our New M&A, he is not able to unilaterally approve matters that require a special resolution.

Dr. Chi Sing Chiu, the chairman of the board of directors of the Company, is also a controlling shareholder of the Company, currently owns approximately 65.65% of our total voting power, through his 69.20% of equity interest in CCSC Investment Limited, the largest shareholder of the Company. As such, he has sufficient voting power to pass ordinary resolutions of the shareholders without the votes of any other shareholders pursuant to our New M&A, including an ordinary resolution to elect all directors. However, as special resolutions require the affirmative vote of at least two-thirds (2/3) of the votes cast by shareholders entitled to vote, Dr. Chi Sing Chiu does not have sufficient voting power to unilaterally pass special resolutions, and would require the support of other shareholders to do so. This could permit Dr. Chi Sing Chiu to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders by ordinary resolution, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

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

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal year ended March 31, 2026, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report their beneficial ownership interests in us.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on September 30, 2026. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on September 30, 2026, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act, except that our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in us. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

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

As of the date of this annual report, an aggregate of 13,080,186 Class A Ordinary Shares and 500,000 Class B Ordinary Shares are outstanding. All of our Class A Ordinary Shares sold in our IPO that closed on January 22, 2024 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Commencing on July 23, 2024, all remaining outstanding shares may also be sold in the public market, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act.

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

General Risk Factors

We may not be able to hire and retain qualified personnel to support our growth, and if we are unable to retain or hire such personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit, and retain a sizeable workforce of technically competent employees. Competition for management and key personnel in the PRC and Hong Kong is intense, and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our executives or other personnel, or attract and retain high-quality senior executives or personnel in the future. Any such failure could materially and adversely affect our future growth and financial condition.

Our success depends on our ability to increase awareness of our brands and to develop customer loyalty.

Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and our ability to provide reliable and quality products at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, such increased revenue may not offset the expenses we incur in connection with such marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to do so, we may fail to attract new customers or retain our existing customers, in which case our business, operating results, and financial condition would be materially and adversely affected.

We require various approvals, licenses, permits, and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits, or certifications, it could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, and any non-compliance may expose us to liability. In the event that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation” for further details on the requisite approvals, licenses, permits and certifications.

Our stock price may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A Ordinary Shares, you could lose a substantial part or all of your investment in our Class A Ordinary Shares. Such volatility may result from broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located overseas that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performance of other companies’ securities after their offerings may affect the attitudes of investors toward companies listed in the United States in general and, consequently, may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile due to factors specific to our operations, including the following:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Class A Ordinary Shares;

●	sales of our Class A Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under “Item 3. Key Information—D. Risk Factors” of this annual report.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A Ordinary Shares.

On March 24, 2026, plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev (collectively, “Plaintiffs”) filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “Court”), asserting claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals. The Request for Judicial Intervention filed by Plaintiff was returned for correction by the Court, and Plaintiffs have not yet filed a document correcting the filing. Since March 24, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor has there been any formal investigation or regulatory inquiry involving the Company or its officers. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for further details on the class action. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five (5) full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five (5) years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

As a result of the disclosure of information in this annual report and in future filings required of a public company, our business and financial condition may become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation, and results of operations.

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

We are a public company in the United States. As a public company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to the Company and its shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with the Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are predominantly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or adversely affects our competitiveness against such companies, our public company status could affect our results of operations.

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

Only our Class A Ordinary Shares are listed and tradable on the Nasdaq Capital Market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class share structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from such stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class share structures, and our dual class share structure may cause such firms to publish negative commentary about our corporate governance, which could adversely affect the market price and liquidity of the Class A Ordinary Shares.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History

On October 19, 2021, CCSC Cayman, or the Company, was incorporated in the Cayman Islands under the Cayman Islands Companies Act.

On October 19, 2021, the Company’s wholly-owned subsidiary, CCSC Group, was established as an investment holding company with limited liability under the laws of the British Virgin Islands (the “BVI”).

On December 31, 1992, CCSC Group incorporated its wholly-owned subsidiaries, CCSC Technology Group Limited (“CCSC Technology Group”), in Hong Kong, China. CCSC Technology Group was originally named “Leoco (H.K.) Limited”, and changed its name to the current one on July 23, 2021.

CCSC Group holds a wholly-owned subsidiaries in Serbia known as CCSC Technology Doo Beograd (“CCSC Technology Serbia”), which was incorporated on February 27, 2024 in Serbia.

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

Variation of Share Capital in September 2024

The 2024 annual general meeting of shareholders (the “2024 AGM”) of the Company was held on September 10, 2024. At the 2024 AGM, the shareholders of the Company adopted resolutions with respect to the variation of share capital for the following:

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

Follow-On Public Offering in September 2025

On September 30, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of (i) 11,766,627 Class A ordinary shares of the Company, par value $0.0005 per share, and (ii) 23,533,254 warrants to purchase 23,533,254 Class A ordinary shares, at an exercise price of $0.72 per share (the Class A ordinary shares and the warrants are collectively referred to herein as the “Securities”), exercisable upon issuance and have a term of five years from initial exercise date. The Securities were sold at a combined public offering price of $0.60 per share and accompanying warrants. Each Class A ordinary share was sold together with two warrants.

Pursuant to the Purchase Agreement, until six (6) months after the closing of the Offering, the Company shall not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Class A ordinary shares, or securities convertible into, or exchangeable or exercisable for, the Company’s Class A ordinary shares or Class B ordinary shares, or file any registration statement or amendment or supplement thereto, subject to certain exceptions. The Securities were registered under an effective registration statement on Form F-1 (File No. 333- 289769) that was initially filed with the SEC on August 22, 2025, as amended, and declared effective on September 30, 2025 (the “Registration Statement”). The Company filed the final prospectus dated September 30, 2025 for the Offering, forming a part of the Registration Statement.

The Company also entered into a placement agency agreement dated September 30, 2025 (the “Placement Agency Agreement”) with Revere Securities LLC, who acted as the exclusive placement agent (the “Placement Agent”) on a best-efforts basis in connection with this Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay to the Placement Agent commissions equal to 4.0% of the aggregate gross proceeds raised in the Offering, a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses up to $90,000.

The Offering closed on October 2, 2025. The Company has used the net proceeds received from the Offering to strengthen branding and marketing to escalate its position in its industry in Europe and the Association of Southeast Asian Nations, for strategic acquisitions and collaborations, and for other general corporate purposes.

Share Consolidation in January 2026

On December 15, 2025, during the annual general meeting of shareholders of the Company, the shareholders passed certain resolutions authorizing the following: (i) on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, each and every 10 issued and unissued Class A ordinary shares of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary shares of a par value of US$0.0005 each be consolidated into one Class A Ordinary Share of a par value of US$0.005 and one Class B Ordinary Share of a par value of US$0.005, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A Ordinary Shares of a par value of US$0.005 each and 500,000 Class B Ordinary Shares of a par value of US$0.005 each (the “First Share Consolidation”); and (ii) subsequently following the First Share Consolidation, on the date when the closing market price per Class A Ordinary Share of a par value of US$0.005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, each and every 5 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every five issued and unissued Class B Ordinary Shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.

On December 29, 2025, the board of directors of the Company passed certain resolutions to approve the First Share Consolidation. The First Share Consolidation became effective on January 23, 2026.

Entry into Material Agreements and Share Issuances in 2026

On February 25, 2026, the Company, as the issuer, and its indirect wholly-owned subsidiary, CCSC Interconnect Technology Limited (the “Purchaser”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with Coventry Company Limited, a company incorporated in Seychelles (the “Software Seller”), as the seller, with respect to certain software that provides a simulation modeling subsystem and physical simulation subsystem of an intelligent logistics simulation system, as described more particularly therein (the “Logistics Software”).

Pursuant to the Software Purchase Agreement, the Purchaser agreed to acquire from the Software Seller all of the rights, title, and interests in the Logistics Software for consideration of an aggregate of 3,333,333 Class A Ordinary Shares (per share price of US$0.60) of the Company with an aggregate value of US$2,000,000 (the “Software Consideration Shares”). In connection with the Software Purchase Agreement, on February 25, 2026, the Software Seller and 10 assignees (the “Software Assignees”) entered into a deed of assignment (the “Software Deed of Assignment”) with respect to the assignment of the Software Seller’s right to receive the Software Consideration Shares, and the Software Seller delivered to the Company and the Purchaser a notice of assignment (the “Software Notice of Assignment”) (the “Software Assignment”). Pursuant to the Software Purchase Agreement and the Software Assignment, the Software Consideration Shares were issued to the Software Assignees on May 8, 2026.

On April 29, 2026, the Company, as the issuer and the purchaser, entered into a smart manufacturing platform technology purchase agreement (the “Technology Purchase Agreement”) with Asia Resource Holdings Limited, a company incorporated in Seychelles (the “Technology Seller”), as the seller, with respect to a certain smart manufacturing platform tailored for connectors, cables, wire harnesses, and related precision assembly businesses, as described more particularly therein (the “Manufacturing Platform”).

Pursuant to the Technology Purchase Agreement, the Company agreed to acquire from the Technology Seller all of the rights, title, and interests in the Manufacturing Platform for consideration of an aggregate of 6,333,333 Class A Ordinary Shares (per share price of US$0.60) of the Company with an aggregate value of US$3,800,000 (the “Technology Consideration Shares”). In connection with the Technology Purchase Agreement, on April 29, 2026, the Technology Seller and 10 assignees (the “Technology Assignees”) entered into a deed of assignment (the “Technology Deed of Assignment”) with respect to the assignment of the Technology Seller’s right to receive the Technology Consideration Shares, and the Technology Seller delivered to the Company and the Purchaser a notice of assignment (the “Technology Notice of Assignment”) (the “Technology Assignment”). Pursuant to the Technology Purchase Agreement and the Technology Assignment, 2,916,667 and 3,416,666 of the Technology Consideration Shares were issued to the Technology Assignees on June 5, 2026 and June 26, 2026, respectively.

As of the date of this annual report, an aggregate of 13,080,186 Class A Ordinary Shares and 500,000 Class B Ordinary Shares are issued and outstanding.

Non-Compliance with Nasdaq’s Minimum Bid Price Requirement

The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of US$1.00 per share. On December 17, 2025, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until June 15, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. A company that fails to regain compliance during such 180-day period, may be eligible for an additional 180 calendar days, provided that it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. We did not regain compliance within the initial 180-day compliance period and on June 9, 2026, we provided Nasdaq with such notice to request an additional 180-day compliance period be granted to us. The request was granted to the Company on June 16, 2026.

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

We produce both OEM and ODM interconnect products for manufacturing companies that produce end products, as well as electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of such companies. OEM products refer to products we manufacture based on design and specifications provided by customers, while ODM products refer to those products that we design, develop and manufacture based on the specifications provided by customers. For the fiscal years ended March 31, 2026, 2025, and 2024, almost all, or more than 99% of our sales were attributed to manufacturing companies and EMSs, while the remaining sales were attributed to dealers who resell interconnect products. Many of our customers are global name-brand manufacturers, such as Universal Robots, Linak A/S, Flextronics, Maersk, Danfoss, Bitzer, Fideltronic and Vtech, with whom we have established long-term working relationships.

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

We seek to deliver quality products at competitive prices through a vertically integrated production process. CCSC Interconnect DG, our PRC subsidiary, is our manufacturing and product development hub. CCSC Interconnect DG leases a facility in Dongguan, Guangdong Province, where more than 220 employees carry out design and development, engineering, manufacturing and assembly, and quality control of our products. While we strive to achieve efficiency and low costs by standardizing and optimizing certain processes across the production cycle, we understand the importance of maintaining the quality of our products. Our team of more than 20 quality assurance specialists strictly enforce our quality control protocols at every step of the production process.

Our product research and development capabilities have been a cornerstone of our success. Our engineering team that is responsible for product research and development currently has 18 employees, many of whom are experienced mechanical and electrical engineers. We hold the rights to 61 patents registered with the PRC intellectual property agency and CCSC Interconnect DG has been certified as a HNTE since 2016. Recently, CCSC Interconnect DG renewed its HNTE certificate in 2025, and can enjoy a preferred income tax rate of 15% by the year end of 2027. In July 2023, CCSC Interconnect DG was selected by the Ministry of Industry and Information Technology (MIIT) of China as a “Specialized Refinement Differential Innovation Little Giant Enterprise”, a recognition given to small and medium-sized enterprises that specialize in niche sectors and boast strong innovative capability.

In addition, we launched eNaviX, a dedicated carbon footprint and energy management system for small and medium enterprises (“SMEs”) featuring patented sustainable cooling architectures, which assists clients in standardizing ESG reporting, controlling compliance risks, and realizing carbon credit benefits. We also own a portfolio of intellectual property, including 18 trademarks registered in Hong Kong, Malaysia, Taiwan, Singapore, Indonesia, and the European Union, and four patents registered with the Hong Kong and Taiwan intellectual property agencies relating to confidential technical information and technological expertise in manufacturing liquid cooling cabinets. We intend to continually invest in our engineering team and further enhance our research and development capabilities.

In January 2026, we commenced construction of a new European supply chain management center in Merosina, Serbia, which further expands our regional footprint with the goal of mitigating regional supply chain risks and strengthening customer retention and market expansion. The construction project is expected to be completed and ready for operational use in December 2026. In addition, we acquired an intelligent logistics simulation system and a smart manufacturing platform, which are designed to jointly optimize supply chain planning, inventory management, and production processes. These technological enhancements are aimed at improving operational efficiency, reducing operating costs, and enhancing product precision and production yields, and we believe they create distinct competitive advantages for our products and services.

We are led by a management team with extensive experience in the research and development, manufacturing, and commercialization of interconnect products. We believe our management team is well positioned to lead us through the development and commercialization of new products, while maintaining and improving the market position of our existing products. Our revenue was $17,302,744, $17,631,489, and $14,748,551 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Our net loss was $4,805,561, $1,410,465, and $1,295,163 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

Competitive Strengths

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

High standard and commitment to quality control

We believe strong quality control enhances product value, which results in satisfied and loyal customers. To that end, we set stringent production and quality control protocols designed to ensure that our products meet or often exceed relevant industry standards and customer requirements. We have a quality control team of more than 20 employees, who carry out day-to-day quality control functions at each stage of our production process, from raw material selection, product design and development, to manufacturing and testing. Additionally, we impose stringent standards on the selection of our suppliers and subcontractors to ensure the quality of our products. In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the ISO, specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force. In June 2023, our HK subsidiary, CCSC Interconnect HK was certified to the Sustainable Development Goals (“SDG”) Certificate, which aligns with the “SDG 12: Responsible Consumption and Production” under United Nations Development Program.

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

Experienced management team and dedicated workforce

Our management team, led by our executive directors and senior management, possesses a demonstrated track record of managing and growing our business for the past twenty years. All members of our senior management have extensive experience, ranging from ten to thirty years, in the development, manufacturing, and commercialization of interconnect products. Our workforce is highly skilled in their specialized lines of business. We selectively recruit qualified employees, and provide continuous professional development training for our staff. We have some of the most dedicated employees. Approximately 71% of our employees have been with us for more than 5 years, and approximately 44% for more than ten years.

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

Expand new customer base and increase product offering to existing customers

We are preferred vendors of many global brand-name manufactures and have established long-term working relationships with our key customers. Leveraging on such relationships and our in-depth industry knowledge, we intend to further expand our business with our existing customers through promotions and offering new and improved products. We also intend to expand our customer base by closely monitoring and studying industry trends, assessing the needs of potential customers, and aggressively seizing opportunities to promote and present our products and services to them. In addition, to attract, support and develop business with potential customers, we have and may set up additional regional sales offices or may cooperate with regional logistics/warehouse service providers in different regions where such potential customers are located. For example, in 2016, we established our regional office in the Netherlands to better serve our growing customer base in Europe. Furthermore, in January 2026, we commenced construction of a new European supply chain management center in Merosina, Serbia, which further expands our regional footprint, with the goal of mitigating regional supply chain risks and strengthening customer retention and market expansion. The construction project is expected to be completed and ready for operational use in December 2026. This center will serve as the headquarters of our supply chain operations in Europe to support our operations across the region.

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

Continue to invest in research and development and cultivate engineering talents

Our product research and development capability has always been a cornerstone of our past success, and we plan to continually invest in our engineering team to strengthen our research and development capability. We highly value the skills and talents of our engineering team and have been actively recruiting talented engineers to join our team. To that end, we maintain collaborative relationships with relevant universities and colleges and recruit qualified graduates to meet the needs of our team. We also cultivate our engineering talents by providing vocational training and mentoring, as well as long-term career development plans.

Pursue expansion through strategic acquisitions and collaboration

We are a developing company and believe well-executed strategic acquisitions and collaboration help accelerate growth of business and strengthen market position. Accordingly, we intend to seek opportunities for strategic acquisitions of high potential companies with strong management teams that complement our existing business, to further expand our product portfolio, technological capabilities and geographic presence. Where applicable, we may also pursue other growth strategies, such as licensing of third-party technology, joint ventures or other forms of collaboration.

Products

We manufacture a broad portfolio of interconnect products, including connectors, cables and wire harnesses for various end applications in a set of diversified industries, including industrial, medical equipment, computer, network and communication, automotive, robotic, and consumer appliance.

Connectors

Connectors are electromechanical devices used to join electrical conductors and create electrical circuits. A connector bridges communication between blocked or isolated electrical circuits so that the current flows and the electrical circuit may achieve its intended function. A typical connector is usually composed of three parts: a plastic body, a plastic shell, and metal terminals. We manufacture standard and customized connectors used in various industries.

The table below illustrates some of our connector products and their applications.

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

Cables and Wire harness

Cables and wire harnesses are devices used to transmit electric or magnetic energy, exchange information, generate electromagnetic energy conversion, and form automated control routes. Cables and wire harnesses have similar structures, except that wire harnesses have no outer sheaths and are mainly composed of conductors and insulators. Cables, on the other hand, are mainly composed of conductors, insulators, and additional outer sheathes, which provide extra protection against external elements.

We manufacture varieties of cables and wire harnesses for applications in products in various industries. A number of our cables and wire harnesses are custom designed based on technical requirements for specific applications in different industries. The table below illustrates some of our cable and wire harness products and their applications.

Type of cable and wire harness	Industry	End Application	Technical requirements/Specification
Waterproof cable	Industrial	Compressor in refrigerate container, industrial freezer, outdoor lighting cable	Waterproof capability meeting the requirement of the IPX7 industrial standard, which certifies that cables and wire harnesses can be submerged under up to one meter of water for 30 minutes and allows the end products to work safely and properly under harsh environmental conditions (i.e. typhoon with heavy raining).

Complex cable and wire harness with PCBA	Industrial, consumer appliance	Lighting equipment (architecture lighting, concert lighting, etc.), industrial catering oven, coffee machine	Complex wire harness & assembly with more than 30 different kinds of electric wires bundled together up to 1,000 contact points.

Medical cable and wire harness	Medical equipment	Dental x-ray scanner, disinfectant cabinet	Medical grade materials specifically designed and engineered for medical use that have passed our stringent in-house testing procedures to ensure long life cycle.

Network cable	Network and communication	Computer server, switch, router	To meet high transmission rate up to 10 Gigabit Ethernet standard with low latency time in order to let our customer product transfer and receive picture, voice, data signal in fast speed and high accuracy

Robotic cable and wire harness	Robotic	Robotic arm	High AC voltage (600V, 1,000V and 2,000V), and high flexibility (our cables and wire harnesses can achieve the bending test at 180 degrees for 10,000 times or more.

Customers

We manufacture and sell a broad portfolio of interconnect products to customers in various industries in more than 25 countries throughout Asia, Europe and the Americas. Many of our customers are global name-brand manufacturers, such as Universal Robots, Linak A/S, Flextronics, Maersk, Danfoss, Bitzer, Fideltronic and Vtech, and our relationships with many of our customers date back many years. We believe that our diversified customer base helps reduce our exposure to particular industries or geographic regions, which may lower the risk of market concentration.

Below is a tabular illustration of our sales with respect to our geographic coverage for the fiscal years ended March 31, 2026, 2025, and 2024.

	Fiscal year ended March 31, 2026		Fiscal year ended March 31, 2025		Fiscal year ended March 31, 2024
	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue	Total Revenue (US$)	% of Total Revenue
Northern Europe	7,909,928	45.7%	8,547,915	48.4%	6,402,388	43.4%
Hong Kong	1,149,748	6.6%	1,670,446	9.5%	1,895,230	12.9%
Mainland China	2,288,888	13.2%	1,636,832	9.3%	1,372,966	9.3%
North America	1,149,147	6.6%	1,299,799	7.4%	1,377,541	9.3%
Southern Europe	841,646	4.9%	1,203,407	6.8%	900,786	6.1%
Eastern Europe	1,133,401	6.6%	893,500	5.1%	825,249	5.6%
ASEAN	2,134,711	12.4%	2,025,688	11.5%	1,570,519	10.6%
Western Europe	687,281	4.0%	347,082	2.0%	395,364	2.8%
Other Asia countries	0	0.0%	3,282	0.0%	4,368	0.0%
Southern America	7,994	0.0%	3,487	0.0%	4,140	0.0%
Australia	0	0.0%	51	0.0%	-	-%
Total	17,302,744	100.0%	17,631,489	100.0%	14,748,551	100.0%

For more than 20 years, we have strived to offer quality products at competitive prices. Our customer-oriented approach has helped us establish close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with customers in developing new products and technologies, we are able to identify and act on trends across our portfolio of products. In addition, we continuously invest in service, procurement and manufacturing improvements designed to increase product quality and performance and lower production lead-time and cost. For example, in 2016, in order to better service our growing customer base in Europe, we established CCSC Interconnect NL, our European logistic and service hub. Additionally, in January 2026, we commenced construction of a new European supply chain management center in Merosina, Serbia. This center is expected to serve as the headquarters of our supply chain operations in Europe to support our operations across the region.

Our customers include both manufacturing companies and electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of manufacturing companies. Additionally, a tiny fraction, or less than 1% of our sales for the fiscal years ended March 31, 2026, 2025, and 2024, was attributed to dealers who resell our products to manufacturing companies. For the fiscal year ended March 31, 2026, aggregate sales to two customers accounted for approximately 16.4% and 10.1% each of our total sales, respectively. CCSC Interconnect HK entered into framework purchase agreement with each of the significant customers, whereby CCSC Interconnect HK provided the customers with their requested products based on separate purchase orders. The purchase agreements are valid for an indeterminate term until terminated by either party. For the fiscal year ended March 31, 2025, aggregate sales to three customers accounted for approximately 14.5%, 11.9%, and 10.4% of our total sales. For the fiscal year ended March 31, 2024, aggregate sales to two customers accounted for approximately 17.4% and 12.7% each of our total sales.

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

Our management believes that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty. In a continuous effort to meet various international production and quality manufacturing standards, CCSC Interconnect DG has been certified under the requirements of the ISO, specifically to the ISO 9001, 14001, 45001, and 13485 standards, as well as the IATF 16949. These qualifications demonstrate that high quality manufacturing standards are consistently applied to our production and management processes, and help us gain access to international markets.

Engineering and R&D

Our engineering team, led directly by our Chief Executive Officer (“CEO”) and Chief Operation Officer (“COO”), has built a solid reputation with our customers by partnering with them every step of the way from initial concept and design to prototype and final production. As of the date of this annual report, our engineering department has a total of 18 employees with extensive experience in mechanical and electronic engineering, as well as product design and development. Our engineering team is responsible for research and development of new and improved products and processes, and generally implements its product development strategy through collaborative initiatives with customers, which often result in our obtaining approved vendor status for the customers’ new products.

Prior to the launch of a new product that requires our customized interconnect products, our customer generally provides us with an initial concept or blueprint and we will provide the customer with a product development proposal in one to two months. After the customers accept our proposal, we will start our design and development process including tooling, sampling and testing process. The entire process of our design and development typically takes approximately nine to twelve months, during which time our engineering team is responsible for the following:

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

Components, Raw Materials and Suppliers

We procure the following components for the manufacturing of our products: (i) cable and plastics, including single wire, cable, insulation tube, standard connector, and plastic fabricated parts; (ii) metal parts, including metal shell, metal terminal, and metal fabricated parts; and (iii) electronic parts, including printed circuit board, LED, resistor, capacitor, transistor, inductor, thermistor, potentiometer, ferrite core, switch, and semiconductor. None of these components require scarce raw materials and, in general, they are readily available from a wide range of local and national sources. Most of our components do not require advanced or proprietary technology that would make them difficult to source, although certain customers have required us to purchase specific components from their authorized vendors. Although we do not directly procure raw materials, our business depends on a stable supply of raw materials such as copper, zinc, and aluminum that are required for the manufacture of our components.

Our components are mainly sourced from suppliers located in the PRC (including mainland China, Hong Kong and Taiwan), and Europe. We select our suppliers based on many criteria, including, but not limited to: quality, production site, production process, delivery cycle, and price. As we have a variety of options for supplies and the technical requirements for preparing most of our principal supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. Accordingly, our agreements with our suppliers allow us to purchase our raw materials and components on a per purchase order basis. We have an enterprise resource planning (“ERP”) system that monitors and controls the stock level of components based on customer purchase orders and customer forecasts for future orders. The prices of these components are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economic trends, and freight costs, and most importantly, the price of raw materials. The prices of these components have fluctuated in the past and may fluctuate significantly in the future, which could materially and adversely impact our business operations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Increases in the price of raw materials could impact our ability to sustain and grow earnings.”

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

The cost of the components constituted approximately 69.5%, 67.8%, and 67.8% of the total cost of production for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

For the fiscal years ended March 31, 2026 and 2025, there was no supplier who accounted for more than 10% of the total purchases. For the fiscal year ended March 31, 2024, there was one supplier who accounted for 12.1% of the total purchases.

Production Facility

We operate one manufacturing plant in Dongguan, Guangdong province, China, with 189,983 square feet in the aggregate. We have leased the plant since 1999 and renewed the term every three years; the current term is from September 2022 to August 2027. We own all of the equipment and machinery, such as computerized vertical injection machine, low pressure injection machine, automatic cable cutting and stripping machine, automatic wire printing machine, automatic crimping machine, automatic soldering machine, automatic sealing machine, laser welding machine, laser engraving machine, automatic wire twisting machine, automatic cable winding machine, automatic shrink film packing machine, and PCBA de-panel machine at our factory, which were valued at approximately $1.98 million as of March 31, 2026, net of depreciation costs. We focus on best practices in quality control and employee safety. For quality control and testing, we have fatigue testing machines, automatic wire sequence tester, automatic optical inspection machine, automatic cable flexing machine, high-low temperature chamber, salt spray tester, UV accelerated weathering tester, tensile tester, pull tester, connector insertion force and reliability tester, gold-plating thickness tester, spectrometer, cable functional and continuity tester, hi-pot tester, spectrophotometer, LED color spectrum tester, IPX6 water jetting test chamber, and high-resolution electronic microscope. We routinely use our in-house information management system to record and track quality control data.

Our future growth will depend upon our ability to maintain efficient operations at our existing production facility and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 59.8%, 60.8%, and 51.3% for fiscal years ended March 31, 2026, 2025, and 2024, respectively. The utilization rate of our production facility depends primarily on the demand for our products and the availability and maintenance of our machinery and equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically.

Warranty Policy

We offer general product warranty for durations ranging from one to two years based on the products and their end applications. For example, we provide a one-year warranty for cables and wire harnesses for robotic arms, and a two-year warranty for cables and wire harnesses for air ventilators. Since we implement strict quality control procedures, we have not incurred significant warranty costs. Our warranty cost for each of the fiscal years ended March 31, 2026, 2025, and 2024 was $0.

Sales and Marketing

We believe the best marketing is through: (1) making quality products that consistently meet and exceed customer expectations, and (2) providing excellent customer services to establish long-term relationships with satisfied customers. We have a dedicated sales team with 18 employees working from our Hong Kong and PRC office. We market our products through direct marketing efforts, including running advertising and promotions on our website, sending informational and promotional emails to potential customers, distributing advertisement materials through the mail, as well as benefitting from customer referrals. Additionally, since 2006, we have been attending and successfully recruiting new customers at the Electronica trade fair for the electronics industry held in Munich, Germany. We plan to recruit more qualified sales executives and staff, and attend more exhibitions and trade fairs to promote our products and grow our sales.

Competition

We compete in an industry that is highly competitive and fast-changing with new technologies and evolving market trends. We have competitors that manufacture products similar to ours, and some of these companies may have more assets, resources and a larger market share than ours. However, we believe that our industrial reputation, continuous marketing efforts and effective quality control enable us to compete effectively against our competitors.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

CCSC Interconnect DG owns a portfolio of intellectual property, including 61 patents registered with the Chinese intellectual property agency, confidential technical information and technological expertise in manufacturing interconnect products. Of the 61 patents, 11 are invention patents, which were granted to CCSC Interconnect DG in the years between 2013 and 2024, each for a duration of 20 years, commencing from the date of application and the other 50 are utility models, which were granted to CCSC Interconnect DG in the years between 2017 and 2025, each for a duration of 10 years. We do not foresee any material impact on our business when they expire in the future, the earliest of which will be on October 30, 2027.

CCSC Interconnect HK owns a portfolio of intellectual property, including 18 trademarks, each for a term of ten years, commencing in 2025 and 2026, which are registered in Hong Kong, Malaysia, Taiwan, Singapore, Indonesia, and the European Union; and four patents registered with the Hong Kong and Taiwan intellectual property agencies for durations of eight and ten years, respectively, as well as confidential technical information and technological expertise in manufacturing liquid cooling cabinets. We do not foresee any material impact on our business when they expire in the future, the earliest of which will be on September 2, 2033.

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

Insurance

We maintain certain insurance policies to safeguard against risks and unexpected events. CCSC Interconnect DG provides social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for its employees. CCSC Interconnect DG also maintains property insurance for fixed assets and inventories. CCSC Interconnect DG is not required to maintain key man insurance, business interruption insurance or product liability insurance under PRC laws and only provides product liability insurance to certain customers on a case-by-case basis. During the fiscal years ended March 31, 2024, 2025, and 2026 we did not file any material insurance claims in relation to our businesses.

Employees

We and our subsidiaries had a total of 243, 243, 264, and 273 employees as of July 1, 2026, and March 31, 2026, 2025, and 2024, respectively. The following table sets forth the number of our employees by function as of July 1, 2026:

Department	Number of Employees
Management	4
Manufacturing	127
Engineering	18
Quality	25
Sales and marketing	18
Warehouse, production and material control	17
Purchasing	7
Finance	12
Administration, MIS and Human resources	15
Total	243

We enter into employment contracts with our full-time employees.

As required by regulations in China, CCSC Interconnect DG participates in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. In Hong Kong, CCSC Technology Group and CCSC Interconnect HK participate in a contribution scheme, which is registered under the Mandatory Provident Fund Scheme (the “MPF Scheme”) established pursuant to the Mandatory Provident Fund Schemes Ordinance that took effect in December 2000. For each of Hong Kong’s full-time employees, CCSC Technology Group and CCSC Interconnect HK contribute the lower of HK$1,500 per month or 5% of relevant payroll costs each month to the MPF Scheme. In the Netherlands, the “Algemene Ouderdomswet”, or “AOW”, is a basic state pension insurance scheme, and everyone who lives or works in the Netherlands is insured automatically under the AOW, regardless of his or her nationality. CCSC Interconnect NL makes AOW contributions for its employees to the Dutch Tax and Customs Administration.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties and Facilities

We maintain the below facilities. We believe that our facilities are suitable and adequate for our operations and are adequately maintained.

Real Property Locations	Approximate Square Feet	Use	Owned or Leased (term of lease)
No. 50, Puxing West Road, Yuliangwei Village, Shenzhen Shangsha Qingxi Industrial Park of Yuliangwei Management Area, Qingxi Town, Dongguan, Guangdong Province, PRC	189,983	Factory and staff quarter	Leased (from September 2022 to August 2027)

1301-1303, 13/f, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Shatin, Hong Kong	2,555	Head office	Leased (from December 2025 to November 2027)

Klompenmakerstraat 16a, 2984BB Ridderkerk, the Netherlands	5,113	Office and warehouse	Leased (from January 2019 to May 2028)
Total	197,651

Legal Proceedings

On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev (collectively, “Plaintiffs”) filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “Court”), requesting judicial intervention.  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering. More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, of the defendants themselves. The Request for Judicial Intervention filed by Plaintiffs was returned for correction by the Court. Plaintiffs have not yet filed a document correcting the filing. Since March 24, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor has there been any formal investigation or regulatory inquiry involving the Company or its officers. The Company has not yet been formally served with the summons and complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

As of the date of this Annual Report, other than the class action lawsuit described above, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

Our business is predominantly conducted by our subsidiaries in mainland China and Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the PRC shall not be applied in Hong Kong except for those relating to defense, foreign affairs and other matters that are outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.

PRC Regulations Relating to Foreign Investment

The Market Entry Rules for Foreign Investment

Market entry for investment activities in mainland China by foreign investors is mainly governed by the Guidance Catalogue of Encouraged Industries for Foreign Investment (2022 Version), or the Catalogue, which was promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on October 26, 2022, and became effective on January 1, 2023, and the Special Administrative Measures (Negative List) for the Entrance of Foreign Investment (2024 Version), or the Negative List, which was promulgated by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024. The Catalogue lists the encouraged industries for foreign investment, and the Negative List identifies the prohibited and restricted industries for foreign investment. If the investment falls within an “encouraged” category in the Catalogue, such foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category on the Negative List, such foreign investment may be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the mainland China party, depending on the particular industry. If the investment falls within a “prohibited” category on the Negative List, no foreign investment of any kind is allowed. Any investment that occurs within an industry not falling into any of the three categories mentioned above is classified as a permitted industry for foreign investment.

CCSC Interconnect DG currently engages in the design, manufacture, and sale of interconnect products, which activities do not fall within any restricted or prohibited category on the Negative List.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the three governing laws on foreign investments in mainland China, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law, together with their implementation rules and ancillary regulations. The Regulations for the Implementation of the Foreign Investment Law, which were promulgated by the State Council on December 26, 2019, and became effective on January 1, 2020, further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its Implementation Rules reflect the PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in mainland China, and establish the basic framework for the access to, and the promotion, protection and administration of, foreign investments with a view to investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within mainland China, and the investment activities include the following circumstances: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within mainland China; (ii) a foreign investor acquires stock shares, equity interest, shares in assets, or other equivalent rights and interests of an enterprise within mainland China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within mainland China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

The Foreign Investment Law grants national treatment to foreign invested enterprises, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that FIEs operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC authorities. If a foreign investor is found to invest in any prohibited industry as stipulated in the Negative List, such foreign investor may be required to, among other things, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit or have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the Negative List, the relevant competent department shall order the foreign investor to make corrections within a prescribed time limit and take necessary measures to meet the requirements of the special administrative measure for restrictive access. Moreover, legal liability may be imposed if foreign investors were found to be in violation of the provisions for the access of foreign investment under the Negative List.

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

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the MOFCOM filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investment carried out directly or indirectly within mainland China, foreign investors or FIEs shall submit investment information for the establishment, modification and dissolution of, and annual reports on, the FIEs through the online reporting system.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, which became effective on January 18, 2021, pursuant to which, security review shall be conducted with respect to foreign investments that affect or are likely to affect national security. The Foreign Investment Security Review Mechanism, in charge of the organization, coordination and guidance of foreign investment security review, is thereby established. A working mechanism office shall be established under the NDRC and led jointly by the NDRC and the MOFCOM to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, where foreign investment activities fall within the scope of important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern national security, and the foreign investor thereby obtains ultimate control over the enterprise invested in, the foreign investor or any interested party in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

The PRC Company Law

Pursuant to the PRC Company Law (2023 Revision), which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 2023 and became effective on July 1, 2024, the establishment, operation and management of corporate entities in mainland China are governed by the PRC Company Law. Unless otherwise stipulated in the relevant laws on foreign investment, FIEs are also required to comply with the provisions of the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC subsidiary, CCSC Interconnect DG, is a limited liability company and is subject to the PRC Company Law.

PRC Regulations Relating to Environmental Protection

Pursuant to the Environmental Protection Law of the PRC issued on December 26, 1989, amended on April 24, 2014 and effective January 1, 2015, entities that cause environmental pollution and other public nuisances shall adopt effective measures to prevent pollution of, and hazards to, the environment. Construction projects shall be equipped with the requisite environmental protection facilities, which must be simultaneously designed, built and put into operation with the main part of the construction. Enterprises discharging pollutants must report to and register with the relevant authorities in accordance with the provisions of the competent environmental protection authority under the State Council. Enterprises and other producers and operators unlawfully discharging pollutants shall be fined and ordered to take corrective measures. For those refusing to make corrections, the competent authority may, starting from the day after the date of ordering correction, continuously impose daily fines in an amount equal to the original fine. Enterprises and other producers and operators which discharge pollutants exceeding the pollutant discharge standard or key pollutant gross discharge control thresholds may be ordered by the competent environmental protection authority to take measures such as restricting production, suspending production and rectification. Serious cases may be referred to and approved by the competent government authority, resulting in orders of suspension or shutdown of operations.

Furthermore, according to the Catalog on Classifying and Managing Pollutant Discharge Permits for Stationary Pollution Sources (2019 Version), or the Pollutant Catalog, which was promulgated and became effective on December 20, 2019, management of pollutants shall be carried out depending on different industry sectors, the volumes of pollutants produced and discharged and the degree of environmental impact caused by such pollutants. If an enterprise produces and discharges major pollutants having major impacts on the environment, an intensive pollutant discharge permit is required; if an enterprise produces and discharges minor pollutants having minor impacts on the environment, a simplified pollutant discharge permit is required; if an enterprise produces and discharges a tiny amount of pollutants having tiny impacts on the environment, no pollutant discharge permit is required, but it shall register at the relevant online platform with detailed information about its pollutant discharge, as well as the preventive measures taken on such pollutant discharge.

CCSC Interconnect DG has completed the online registration for its pollutant discharge, which will remain valid until April 2, 2030.

PRC Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC, promulgated on February 22, 1993, last amended on and effective as of December 29, 2018, producers shall be responsible for the quality of their products. Product quality shall satisfy certain requirements, among other things, no unreasonable danger to personal safety and property safety shall exist, where there are national or industry standards for the protection of health, personal safety and property safety, such standards shall be complied with. If a defective product causes personal injuries or property losses, the injured party can claim compensation either from the producer or the seller; if the producer is responsible for the defective product and the seller compensated the injured party, the seller is entitled to claim such compensation from the producer, and vice versa. If a producer or seller produces or sells products that do not comply with the national or industry standards for the protection of health or personal safety or property safety, orders shall be issued to cease their production or sale and products that have been illegally produced or sold shall be confiscated. A fine shall be imposed equal to an amount greater than the value of the products that have been illegally produced or sold (including products already sold and products not yet sold) but less than three times the value of the products; where there is illegal income, the illegal income shall be confiscated; where the circumstances are serious, the business license shall be revoked; where the case constitutes a crime, criminal liability shall be pursued in accordance with relevant laws.

PRC Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and most recently amended on December 27, 2025 and effective on March 1, 2026, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the MOFCOM on June 25, 2004, which became effective on July 1, 2004 and was last amended on May 10, 2021, foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the MOFCOM or its authorized institution, and subsequent filings shall be completed within thirty (30) days if any changes occur on their registration forms. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs authority according to the Administrative Provisions on the Declaration of Import and Export Goods, which was promulgated by the General Administration of Customs on March 27, 2025 and effective on May 1, 2025.

We have registered with the appropriate authorities pursuant to the applicable provisions of the Foreign Trade Law.

PRC Regulations Relating to the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, promulgated by the SCNPC on October 31, 1993 and last amended on October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers shall be provided with a truthful description and an explicit warning, as well as instructions on the proper use of the goods or services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

PRC Regulations Relating to Work Safety

The Work Safety Law of the PRC, issued on June 29, 2002, last amended on June 10, 2021 and became effective on September 1, 2021, provides that production and business operation entities shall abide by this law and other laws and regulations concerning work safety; strengthen work safety management; establish and improve work safety responsibility systems and rules; improve work safety conditions; promote work safety standardization; and improve work safety levels, so as to ensure work safety. Production and business operation entities shall have the conditions for work safety as specified in this law and relevant laws, regulations, national standards or industrial specifications. Production and business operation entities that do not have such conditions are not allowed to engage in production or operation activities. Any breach of the Work Safety Law of the PRC may result in various penalties, depending on the specific circumstances.

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

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC (2020 Revision) and its Implementation Rules (2023 Revision), collectively the Patent Laws. According to the Patent Laws, patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is ten (10) years for utility models, fifteen (15) years for designs, and twenty (20) years for inventions from the date of application. The Patent Administration Office under the State Council is responsible for receiving, reviewing and approving patent applications. After a patent right is granted for an invention or utility model, except as otherwise provided for in the Patent Laws, no entity or individual may, without the permission of the patent owner, exploit the patent, that is, manufacture, use, offer to sell, sell or import the patented product, or use the patented method, or use, offer to sell, sell or import any product which is a direct result of the use of the patented method, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, manufacture, offer to sell, sell, or import any product containing the patented design for production or business purposes.

As of the date of this annual report, CCSC Interconnect DG currently holds 61 registered patents in mainland China, including 11 invention patents and 50 utility model patents.

Domain Name

Domain names in China are regulated by the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, or the MIIT, on August 24, 2017 and became effective on November 1, 2017. Pursuant to which, “domain name” shall refer to a character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer.

Unless otherwise provided in relevant rules, the principle of “first-to-file” is applied to domain name registration services. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As of the date of this annual report, CCSC Interconnect DG currently holds one registered domain name in mainland China, ccsc-interconnect.com.

PRC Regulations Relating to Labor Protection

The Labor Laws

Pursuant to the Labor Law of the PRC (2018 Revision) promulgated and effective on December 29, 2018, companies must enter into employment contracts with their employees based on the principle of fairness. Companies must establish and strengthen an occupational health and safety system, strictly implement the national labor safety and health rules and standards, deliver occupational health and safety education to employees, prevent work-related accidents, and reduce occupational hazards. In addition, employers and employees shall purchase social insurance and pay social insurance premiums in compliance with the applicable PRC laws.

The Labor Contract Law of the PRC (2012 Revision), which was promulgated on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated and became effective on September 18, 2008, collectively the Labor Contract Laws, serve as the primary law regulating the labor contract relationship between companies and their employees in respects such as the concluding, performing, alteration, dissolution and termination of a labor contract, requirements on probation period, payment of remuneration and economic compensation, labor dispatches as well as social security premiums. Pursuant to the Labor Contract Laws, an employment relationship is established between the employer and the employee from the day of employment, and a written employment contract shall be executed. Moreover, employers shall pay wages that are no lower than the local minimum wage standards to their employees, and are prohibited from requiring their employees to work beyond certain time limits and shall pay employees for overtime work in accordance with national regulations.

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

The Housing Provident Fund Regulation

In accordance with the Administrative Regulation on Housing Provident Fund (2019 Revision) which was promulgated and became effective on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing their employees’ housing provident funds. Employers and employees are required to pay housing provident funds at an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. If an employer fails to conduct housing provident fund registration or open housing provident fund accounts for its employees, the relevant housing provident fund administrative center will order it to complete such registration and open accounts within a prescribed time limit; a fine of up to RMB50,000 may be imposed if such employer fails to do so within the prescribed time limit. If the employer fails to pay housing provident fund in part or in full, the relevant housing provident fund administrative center shall order it to pay the outstanding amount within a prescribed time limit, and if such employer fails to comply with such order, the relevant housing provident fund administrative center may apply for compulsory execution from a competent people’s court.

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

PRC Regulations Relating to Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the PRC EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended on December 29, 2018, and its implementation rules, including the Regulations on the Implementation of Enterprise Income Tax Law of the PRC which was promulgated by the State Council on December 6, 2007 and last amended on December 6, 2024 and effective on January 20, 2025, EIT shall be applicable at a uniform rate of 25% to both resident and non-resident enterprises. Resident enterprises are defined as enterprises that are established in mainland China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but have a de facto management body in mainland China. Non-resident enterprises are defined as enterprises that are established under the laws of foreign countries and have no de facto management body within mainland China, but have established institutions or premises in mainland China, or have no such institutions or premises but have income generated from mainland China. EIT shall be payable by a resident enterprise for income sourced within or outside mainland China. EIT shall be payable by a non-resident enterprise, for income sourced within mainland China by its institutions or premises established in mainland China, and for income sourced outside mainland China for which the institutions or premises established in mainland China have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in mainland China or has income bearing no de facto relationship with the institution or premises established in mainland China, EIT shall be payable by the non-resident enterprise only for income sourced within mainland China at the rate of 20%.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprise which was promulgated on January 29, 2016 and became effective as of January 1, 2016, enterprises that have been accredited as a HNTE may enjoy a preferential income tax rate of 15% in accordance with the PRC EIT Law and its implementation rules for a period of three (3) consecutive years, commencing from the year in which such high-tech certificate has been obtained.

CCSC Interconnect DG has obtained the HNTE accreditation since 2016, which was last renewed on December 19, 2025, and has received a preferential income tax rate of 15% rather than the unified rate of 25% for years 2025-2027.

Value-Added Tax (“VAT”)

Pursuant to the Interim Regulations on Value-added Tax of the PRC promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Detailed Rules on the Implementation of Interim Regulation on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and most recently amended on October 28, 2011, collectively the VAT Regulations, all entities and individuals in mainland China engaging in the sale of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay VAT at the rate of 17%, unless otherwise stated.

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

According to the Circular on Policies to Deepen Value-added Tax Reform, which was promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where a taxpayer engages in a taxable sales activity for value-added tax purposes or in the importation of goods, the previously applicable tax rates of 16% and 10% are lowered to 13% and 9%, respectively.

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC (the “VAT Law”), which became effective on January 1, 2026, and abolished the Interim Regulations on Value-added Tax of the PRC. Pursuant to the VAT Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and the importation of goods within mainland China are VAT payers and shall pay VAT in accordance with the VAT Law. The VAT rate for sales of goods is 0% under the VAT Law.

As of the date of this annual report, the VAT rate applicable to our sales of goods by our PRC subsidiary is 13%.

Withholding Tax

Pursuant to the PRC EIT Law and its implementation rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in mainland China, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, where the beneficial owner holds at least 25% of the equity interest of the foreign-invested enterprise, the tax rate may be reduced to 5% upon the distribution of dividends.

Moreover, according to the Circular on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, a “beneficial owner” shall mean a person who has ownership and control over the income, and the rights and property from which the income is derived. When determining the applicant’s status of being a “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, a comprehensive analysis shall be conducted taking into account the actual conditions of the specific case. In general, the following factors are unfavorable for the determination of “beneficial owner” status of an applicant: (i) the applicant is obligated to pay 50% or more of the income, within 12 months from its receipt, to a resident of a third country (region), where the term “obligated” includes agreed obligations and de facto payment for which there is no agreed obligation; (ii) the business activities undertaken by the applicant do not constitute substantive business activities; (iii) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income, or levies tax but with a very low actual tax rate; (iv) in addition to the loan contract based on which interest is derived and paid, there exists other loans or deposit contracts between the creditor and the third party, of which factors such as the amount, interest rate and date of execution are similar; and (v) in addition to the transfer contract for rights to use such as copyright, patent, technology, from which the royalties are derived and paid, there exists other transfer contracts for rights to use or ownership in relation to copyright, patent, technology between the applicant and a third party.

Pursuant to the Notice on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT, which became effective on February 20, 2009, all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to the company as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the mainland China resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of mainland China resident company directly owned by such tax resident complies with, at all times within the twelve months before obtaining the dividends, the proportions specified in the tax treaty.

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

In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in mainland China may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used, whether directly or indirectly, for the purposes of (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

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

On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submitting to the bank, prior to each transaction, materials evidencing the veracity of such payment.

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

PRC Regulations Related to Foreign Exchange Registration of Offshore Investment by Mainland China Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 regulates foreign exchange matters in relation to the use of offshore special purpose vehicles, or “SPVs”, by mainland China residents or entities to seek offshore investment and financing or conduct round-trip investment in mainland China. Under the SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round-trip investment” refers to the direct investment in mainland China by mainland China residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 requires that, before making a contribution to an SPV, mainland China residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

In February 2015, SAFE promulgated the SAFE Circular 13. SAFE Circular 13 amended SAFE Circular 37 by requiring mainland China residents or entities to register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to the SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such mainland China resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such mainland China residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration requirements as set forth in both the SAFE Circular 37 and the SAFE Circular 13, misrepresentation of, or failure to disclose, controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent company or affiliates, and may also subject relevant mainland China residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

We may not be informed of the identities of all the mainland China residents holding a direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future mainland China resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE rules. See “Item 3. Key Information-D. Risk Factors-Risks relating to doing business in China-PRC laws and regulations relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us.”

PRC Regulations Relating to Foreign Debt

As an offshore holding company, we may make additional capital contributions to our WFOE subject to approval from the local department of market regulation and the SAFE, with no limitation on the amount of capital contributions. We may also make loans to our WFOE subject to the approval of SAFE or its local office and applicable limitations on the amount of such loans.

By means of making loans, WFOE is subject to the relevant PRC laws and regulations relating to foreign debts. On January 8, 2003, the NDRC, the SAFE and the MOF jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the Foreign Debts Provisions, which became effective on March 1, 2003. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested company shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company. In addition, on January 11, 2017, the People’s Bank of China, or the PBOC, issued the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested companies and domestic-invested companies. Pursuant to the PBOC Circular 9 and the relevant notices published by the PBOC, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is currently calculated as 3.5 times the net assets of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statements.

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

PRC Regulations Relating to M&A and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules, among other things, require that offshore SPVs that are controlled by mainland China companies or individuals and that have been formed for overseas listing purposes through acquisitions of mainland China domestic interests held by such companies or individuals shall obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel, JT&N, has advised us that, based on its understanding of current PRC laws, rules and regulations, and the M&A Rules, CSRC approval was not required in the context of our IPO, or any follow-on offerings, given that: (i) CCSC Interconnect DG was established by means of direct investment rather than by merger with or acquisition of any mainland China domestic companies as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies a share structure such as ours as falling within the scope of the M&A Rules. Notwithstanding the foregoing, our PRC counsel, JT&N, has further advised us that uncertainties exist as to how the M&A Rules will be interpreted and implemented, and such opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals were required in connection with our IPO, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

On February 17, 2023, the CSRC promulgated the Trial Measures and relevant supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both by direct and indirect means, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application with oversea securities regulatory authorities for its IPO or listing. Further, such a PRC domestic company shall report to the CSRC within three business days upon the completion of any follow-on offerings. If the PRC domestic company fails to complete required filing procedures, conceals any material fact or falsifies any major content in its filing materials, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

Further, according to the CSRC Notice issued by the CSRC on February 17, 2023, beginning on March 31, 2023, PRC domestic companies that had submitted valid applications for overseas offering and listing but had not obtained approval from overseas regulatory authorities or overseas stock exchanges were required to complete the required filing procedures with the CSRC prior to the completion of their overseas offerings and listing. In compliance with the Trial Measures, we submitted our filing materials relating to our IPO to the CSRC on August 31, 2023, and were informed by the CSRC in writing on November 6, 2023 that we did not fall within the scope of the filing requirements at such time. Based on such notice from the CSRC, we believe we are not required to undertake the relevant filing and reporting requirements as stipulated in the Trial Measures. However, we cannot assure you that we will not become subject to the filing requirements under the Trial Measures in the future, if the CSRC issues any further guidelines that otherwise subject us to them.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by us and our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

Import and Export

Regulations 4 and 5 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) provide that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using the specified system, in accordance with the requirements that the Commissioner of Customs and Excise may specify, within 14 days after the importation and exportation of the article.

Any person failing to lodge such declaration within 14 days after the importation or exportation without reasonable excuse is liable to a fine of HK$2,000 upon summary conviction and HK$100 for each day on which such declaration has not been lodged. Furthermore, the IAE Registration Regulations also provide that any person who knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable to a fine of HK$10,000 upon summary conviction.

Sale of Goods Ordinance

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (the “Sale of Goods Ordinance”) governs the formation, performance and enforcement of contracts for the sale of goods in Hong Kong and the transfer of title in goods sold. The Sale of Goods Ordinance also sets out certain implied terms or conditions and warranties relating to the safety and suitability of goods supplied under a contract of sale for goods in Hong Kong, including:

(i)	where there is a sale of goods by description, the goods shall correspond with the description;

(ii)	where the seller sells goods in the course of a business, the goods shall be of a merchantable quality, i.e. (a) as fit for the purpose or purposes for which the goods of that kind are commonly bought; (b) of such standard of appearance and finish; (c) as free from defects (including minor defects); (d) as safe; and (e) as durable, as it is reasonable to expect having regard to any description applied to them, the price (if relevant) and all the other relevant circumstances;

(iii)	where the seller sells goods in the course of a business and the buyer makes known to the seller (whether expressly or by implication) any particular purpose for which the goods are being bought, the goods supplied under the contract shall be reasonably fit for that purpose.

Section 55 of the Sale of Goods Ordinance provides that where a seller is in breach of a warranty, the buyer is not entitled, solely on that basis, to reject the goods. Instead, the buyer may either rely on the breach of warranty to reduce or extinguish the price payable, or bring an action against the seller for damages for such breach of warranty.

Trade Descriptions

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”) seeks to prohibit false trade descriptions, misleading, false or incomplete information, false marks and misstatements in relation to goods and services supplied in the course of trade. Under Section 2 of the TDO, the definition of a trade description is broad and includes, inter alia, references to quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, approval by any person, a person by whom they have been acquired, the goods being of same kind as goods supplied to a person, place or date of manufacture, etc. Section 2 further provides that a trade description which is false to a material degree, or which, though not strictly false, is misleading such that it is likely to be taken as a materially false description, will be regarded as a false trade description.

Section 7 of TDO makes it an offence for any person who, in the course of any trade or business, applies a false trade description to any goods or supplies or offer to supply any goods to which a false description is applied. Section 7A extends this prohibition to services, making it an offence for a trader to apply a false trade description to a service supplied or offered to a consumer, or to supply or offer such a service. In addition, Section 12 prohibits the import or export of goods to which a false trade description or a forged trademark has been applied. Sections 13E, 13F, 13G, 13H and 13I of TDO provide that a trader commits an offence if the trader engages, in relation to a consumer, in a commercial practice that is a misleading omission, or is aggressive, or constitutes bait advertising, or constitutes a bait and switch, or wrongly accepting payment for a product. Any person who commits an offence under Sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be liable, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a level 6 fine of HK$100,000 and imprisonment for 2 years. However, Sections 30L and 30M empower an officer authorized by the Commissioner of Customs and Excise, with the written consent of the Secretary for Justice, to accept a written undertaking from a business or individual not to continue, repeat or engage in conduct constituting an offence under the TDO. Upon acceptance of such an undertaking, neither the Commissioner of Customs and Excise nor the authorized officer may commence or continue an investigation or proceedings in respect of the matter to which the said undertaking relates.

Taxation

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”) is an ordinance that regulates taxes on property, earnings and profits in Hong Kong. The IRO provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As of the date of this annual report, the standard profits tax rate for corporations is 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation.

Transfer Pricing

Section 20A of the IRO gives the Inland Revenue Department of Hong Kong (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by Hong Kong residents under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and make additional assessments under section 60 of the IRO. The IRD may also challenge the entire arrangement under general anti-avoidance provisions according to sections 61 and 61A of the IRO.

The Inland Revenue (Amendment) (No. 6) Ordinance 2018 (the “Amendment Ordinance”) codifies the transfer pricing principles in relation to how the pricing for the supply of goods and services between associated parties should be determined and implemented. Departmental Interpretation and Practice Notes Nos. 45, 46, 48, 58, 59 and 60 issued by IRD set out its interpretations and practices in relation to transfer pricing and related issues.

Pursuant to the Amendment Ordinance, a person who have a Hong Kong tax advantage if taxed on the basis of a non-arm’s length provision (the “Advantaged Person”) will have income adjusted upwards or loss adjusted downwards. Section 50AAF of the IRO stipulates that the Advantaged Person’s income or loss is to be computed as if arm’s length provision had been made or imposed instead of the actual provision. If the Advantaged Person fails to prove to the satisfaction of the assessor of the IRD that the person’s income or loss as stated in the person’s tax return is the arm’s length amount, the assessor of the IRD must estimate an amount as the arm’s length amount and, taking into account the estimated amount, (a) make an assessment or additional assessment on the person, or (b) issue a computation of loss, or revise a computation of loss resulting in a smaller amount of computed loss, in respect of that person.

The Amendment Ordinance introduces a mandatory “three-tiered” transfer pricing documentation requirement in Hong Kong consisting of (a) Master File; (b) Local File; and (c) Country-by-country Report. The Amendment Ordinance provides two types of exemptions to entities that engage in transactions with associated enterprises from preparing Master File and Local File. In terms of size-based business exemption thresholds, a Hong Kong taxpayer meeting any two of the following three size-based business exemption thresholds for an accounting period is exempted from preparing the Master File and Local File for that accounting period: (a) Total annual revenue not exceeding HK$400 million; (b) Total value of assets not exceeding HK$300 million; or (c) Average number of employees not exceeding 100. In terms of volume-based related party transactions exemption thresholds, the threshold per accounting period for transfer of property (whether movable or immovable but excluding financial assets and intangible assets) is HK$220 million.

Employment

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”) provides basic employment protections to all employees, including but not limited to payment of wages, restrictions on wage deductions and the granting of statutory holidays.

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

The prescribed minimum hourly wage rate (currently set at HK$43.1 per hour) for every employee is governed by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of an employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

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

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly-owned operating subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia, primarily in the sale, design, and manufacturing of interconnect products, including connectors, cables, and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Europe, Asia and the Americas. Many of our customers are global name-brand manufacturers, such as Universal Robots, Linak A/S, Flextronics, Maersk, Danfoss, Bitzer, Fideltronic and Vtech, with whom we have established long-term working relationships.

In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the ISO, specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force.

In January 2026, we commenced construction of a new European supply chain management center in Merosina, Serbia, which further expands our regional footprint, mitigates regional supply chain risks, and strengthens customer retention and market expansion. The construction project is expected to be completed and ready for operational use in December 2026. We launched eNaviX, a dedicated carbon footprint and energy management system for SMEs featuring patented sustainable cooling architectures, which helps clients standardize ESG reporting, control compliance risks and capture carbon credit benefits. Meanwhile, we acquired an intelligent logistics simulation system and a smart manufacturing platform, which are designed to jointly optimize supply chain planning, inventory management and production processes. These technological enhancements improve operational efficiency, reduce operating costs, enhance product precision and production yields, and we believe they create distinct competitive advantages for our products and services.

For the fiscal years ended March 31, 2026, 2025, and 2024, we had total revenue of US$17.30 million, US$17.63 million, and US$14.75 million, respectively, and net loss of US$4.81 million, US$1.41 million and US$1.30 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 92.4%, 92.9%, and 92.4% of our total revenue for those fiscal years, respectively. Revenue derived from connectors accounted for approximately 7.6%, 7.1%, and 7.6% of our total revenue for those fiscal years, respectively.

For the fiscal years ended March 31, 2026, 2025, and 2024, approximately 52.6%, 60.6%, and 61.6% of our revenue was generated from our top ten customers, respectively.

Major Factors Affecting our Results of Operations

Our revenue is primarily derived from sales of both original equipment manufacturer (“OEM”) and original design manufacture (“ODM”) interconnect products — including connectors, cables and wire harnesses — which we sell to manufacturing companies and electronic manufacturing services (“EMS”) companies in Europe, Asia, and the Americas. Our performance and business outlook are influenced by the following major factors:

Our ability to control the costs of raw materials and components

The costs of the components we source from suppliers are largely dependent on market forces, such as fluctuations in commodity prices, raw material prices, market supply and demand, and logistics and transport costs. Because the cost of components represents over 65% of our total cost of sales, changes in component costs directly affect our gross margins. Increases in the market price of components typically enable us to raise our selling prices. As our business further grows in scale, we expect to have greater bargaining power and, hence, more favorable terms, including pricing and payment terms, for the sourcing of components.

Impact of foreign exchange fluctuation

Since we operate internationally, we sometimes purchase products and services in currencies other than those in which we normally conduct our operations. If the exchange rates for such currencies fluctuate in a manner that is unfavorable to us, our cost of sales may increase and we may be unable to pass on such increases to our customers, which could have an adverse effect on our financial performance. Currency exchange rates may fluctuate significantly in the future, which could have a material effect on our results of operations, financial position and cash flows.

Our ability to retain existing customers and attract new customers

The interconnect product market is highly competitive. We compete on the basis of several factors, including value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution capabilities, supply chain management, and customer loyalty. Factors that may affect our ability to meet customer demands and attract new customers include our ability to (i) design and manufacture products from the perspective of our customers in terms of raw material selection, functional and structural specifications, and technical requirements; (ii) invest in branding, sales and marketing efforts to acquire new customers and maintain long-term business relationships with our key customers; and (iii) attract potential customers through participation in global industry exhibitions, such as the Electronica trade fair.

Our technological innovation and product upgrading capabilities

We continuously invest in technological innovation and product development to enhance our core competitiveness, address our customers’ evolving requirements, and support sustainable business growth. Our ongoing research and development investments and strategic technology acquisitions are designed to optimize our product portfolio, production processes and operational efficiency, which we believe are critical to our market performance and long-term development.

Impact of Wars and Geopolitical Tensions

Persistent geopolitical tensions and military hostilities between the United States and Iran have historically contributed to prolonged uncertainty across the Middle East. Escalating confrontations, U.S. sanctions expansion, and sustained security disruptions at the Strait of Hormuz — a critical global energy shipping chokepoint — have repeatedly triggered sharp volatility in global crude oil prices, heightened inflationary pressures, and intensified fluctuations in global equity and credit markets. In June 2026, the United States and Iran signed a 14-point framework agreement establishing an immediate ceasefire and lifting naval blockades in the Strait of Hormuz. The framework agreement initiates a 60-day period for negotiating a permanent peace treaty, addressing nuclear concerns, and planning economic reconstruction. While this development represents a significant step toward de-escalation, the framework agreement remains subject to the successful conclusion of permanent peace treaty negotiations, and there can be no assurance that such negotiations will result in a definitive resolution. We cannot predict the ultimate outcome of the ongoing negotiation process, nor the scope of sanctions, military and policy measures that may be implemented or modified by governments and international authorities in response to evolving circumstances. Any failure to reach a permanent peace treaty, a resumption of hostilities, or a re-imposition of sanctions or naval blockades could increase our operating and logistics costs, disrupt global supply chains, weaken market demand and liquidity, and result in adverse exchange rate and asset valuation movements, any of which could materially and adversely affect our business, financial condition and results of operations.

Escalating Trade Tensions and Impacts of Tariff Policy Volatility

Recently there have been heightened tensions in international relations, particularly between the United States and China. Since 2025, the U.S. government has imposed and modified tariffs and other trade measures affecting imports from various countries and regions, including China, Canada, Mexico, and certain other jurisdictions. In response, certain countries have imposed, or may impose, reciprocal tariffs, trade restrictions, or other retaliatory measures. Additional tariff actions, sector-specific measures, or changes in trade policy may be implemented in the future. While our products are sold globally, our business and operating results have been and will continue to be affected by the total tariff tensions, we remain alert to the potential indirect impacts of evolving trade policies. For instance, increased costs borne by our customers, particularly those with international exposure, could be passed on to us, potentially affecting our revenue and operating margins. The current trade environment is characterized by rapid and unpredictable changes in tariffs and regulations, making long-term planning more challenging. In response, we are strengthening collaboration with our customers and suppliers, evaluating alternative technology solutions, and enhancing the flexibility of our operational model to better respond to external disruptions. While these measures are designed to mitigate potential impacts, there can be no assurance that they will fully shield us from the broader effects of ongoing trade policy shifts. We will continue to monitor developments closely and adapt our business strategy as needed to maintain operational stability and financial performance.

Results of operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended March 31,		change
	2026	2025	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$17,302,744	$17,631,489	$(328,745)	(1.9)

Cost of revenue	(12,238,334)	(12,647,287)	408,953	(3.2)
Gross profit	5,064,410	4,984,202	80,208	1.6

Operating expenses:
Selling expenses	(2,216,650)	(1,695,217)	(521,433)	30.8
General and administrative expenses	(4,606,701)	(4,601,637)	(5,064)	0.1
Research and development expenses	(1,699,630)	(654,039)	(1,045,591)	159.9
Total operating expenses	(8,522,981)	(6,950,893)	(1,572,088)	22.6

Loss from operations	(3,458,571)	(1,966,691)	(1,491,880)	75.9

Other (loss)/ income:
Foreign currency exchange (loss)/income, net	(419,431)	67,395	(486,826)	(722.3)
Financial and interest (loss)/income, net	(21,962)	10,538	(32,500)	(308.4)
Government subsidy	-	207,257	(207,257)	(100.0)
Other non-operating income, net	55,968	534	55,434	10,380.9
Total other (loss)/ income	(385,425)	285,724	(671,149)	(234.9)

Loss before income tax (expenses)/benefit	(3,843,996)	(1,680,967)	(2,163,029)	128.7
Income tax (expenses)/benefit	(961,565)	270,502	(1,232,067	(455.5)
Net loss	$(4,805,561)	$(1,410,465)	$(3,395,096)	240.7

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies, which procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2026 and 2025, our total revenue was US$17.30 million and US$17.63 million, respectively. Our revenue decreased by 1.9%, from US$17.63 million for the fiscal year ended March 31, 2025 to US$17.30 million for the fiscal year ended March 31, 2026. During these periods, we derived all of our revenue from sales in Europe, Asia and the Americas.

The following table sets forth our revenue by interconnect product type for the periods indicated.

	For the fiscal years ended March 31,				Change
	2026	%	2025	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cables and wire harnesses	$15,986,501	92.4	$16,385,705	92.9	$(399,204)	(2.4)
Connectors	1,316,243	7.6	1,245,784	7.1	70,459	5.7
Total	$17,302,744	100.0	$17,631,489	100.0	$(328,745)	(1.9)

For the fiscal year ended March 31, 2026, our revenue generated from cables and wire harnesses decreased by 2.4%, from US$16.39 million for the fiscal year ended March 31, 2025 to US$15.99 million for the fiscal year ended March 31, 2026. The decrease in revenue from sales of cables and wire harnesses was primarily driven by lower sales volume, which was partially offset by the increase in the overall average selling prices of our cables and wire harness products. Compared with the fiscal year ended March 31, 2025, our sales volume of cables and wire harnesses decreased by 14.8% from approximately 12.77 million units to approximately 10.87 million units, while our average selling prices increased by 14.6% from US$1.28 per unit to US$1.47 per unit. The reduction in demand was principally attributable to a reduction in sales orders from one of our major customers during its transition from discontinued product models to new product models that are still in the development phase, as we are concurrently assisting in the development stage. Our subsidiaries manufacture cables and wire harnesses based on customer-specific orders and do not have a practice of holding excessive levels of inventory related to the customer’s discontinued products, and do not have manufacturing assets or production lines that have been established solely for any specific product specification. Accordingly, we concluded that no indicators of inventory obsolescence or asset impairment existed as of March 31, 2026.

Our revenue generated from connectors accounted for 7.6% of our total revenue and increased by 5.7% from US$1.25 million for the fiscal year ended March 31, 2025 to US$1.32 million for the fiscal year ended March 31, 2026. The increase was primarily attributable to the increase in the overall average selling prices of our connectors, partially offset by a decrease in sales volume. Compared with the fiscal year ended March 31, 2025, our average selling prices increased by 17.3% from US$0.07 per unit to US$0.08 per unit due to higher raw material costs, while our sales volume of connectors decreased by 9.9% from approximately 18.57 million units to approximately 16.73 million units. We continue to monitor raw material costs and market conditions and intend to adjust selling prices as appropriate. Any future price adjustments could affect sales volume, though the extent of the impact will depend on market conditions and customer demand.

All of our revenue for the fiscal years ended March 31, 2026 and 2025 was generated from sales of our products to customers located in Europe, Asia and the Americas. The following table sets forth the disaggregation of revenue by region:

	For the fiscal years ended March 31,				Change
	2026	%	2025	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$10,572,256	61.1	$10,991,905	62.3	$(419,649)	(3.8)
Asia	5,573,347	32.2	5,336,247	30.3	237,100	4.4
The Americas	1,157,141	6.7	1,303,337	7.4	(146,196)	(11.2)
Total	$17,302,744	100.0	$17,631,489	100.0	$(328,745)	(1.9)

Our revenue generated from Europe decreased by 3.8%, from US$10.99 million for the fiscal year ended March 31, 2025 to US$10.57 million for the fiscal year ended March 31, 2026. The decline stemmed from modest sales decreases in Denmark and Bulgaria, which were partially offset by slight revenue growth in Hungary and the Netherlands. Lower order volumes from certain customers caused the sales downturn in Denmark and Bulgaria, as these customers were transitioning from discontinued products to new product models that are currently under development.

Our revenue generated from Asia increased by 4.4%, from US$5.34 million for the fiscal year ended March 31, 2025, to US$5.57 million for the fiscal year ended March 31, 2026. This increase was primarily driven by a sales increase in Mainland China of US$0.65 million and a sales increase in the Association of Southeast Asian Nations, or ASEAN, of US$0.10 million, mainly attributable to higher order volumes allocated by customers to OEMs located in China as a result of our sales efforts in conducting third-party marketing and business development services, and was partially offset by a sales decrease in Hong Kong, China of US$0.52 million.

Our revenue generated from the Americas decreased by 11.2%, from US$1.30 million for the fiscal year ended March 31, 2025, to US$1.16 million for the fiscal year ended March 31, 2026, which was primarily due to a sales decrease in North America of US$0.15 million. The decline was largely attributable to higher U.S. tariffs, which led certain customers to gradually shift to local suppliers in order to mitigate their tariff exposure.

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

Our cost of revenue decreased by US$0.41 million, or 3.2%, from US$12.65 million for the fiscal year ended March 31, 2025 to US$12.24 million for the fiscal year ended March 31, 2026, which was generally in line with the decrease in total revenue. The decrease was primarily due to the following: (i) a decrease in our inventory costs from US$8.58 million for the fiscal year ended March 31, 2025 to US$8.50 million for the fiscal year ended March 31, 2026, and (ii) a decrease in our labor costs from US$3.07 million for the fiscal year ended March 31, 2025 to US$2.77 million for the fiscal year ended March 31, 2026.

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2026 and 2025, our inventory costs amounted to US$8.50 million and US$8.58 million, respectively, representing 69.5% and 67.8% of our total cost of revenue for such respective periods. The decrease in our inventory costs was primarily due to an 11.9% decrease in the total sales volume from approximately 31.34 million units in the fiscal year ended March 31, 2025 to approximately 27.61 million units in the fiscal year ended March 31, 2026. This decrease was partially offset by a 12.5% increase in inventory cost per unit from US$0.27 in the fiscal year ended March 31, 2025 to US$0.31 in the fiscal year ended March 31, 2026.

For the fiscal years ended March 31, 2026 and 2025, our labor costs amounted to US$2.77 million and US$3.07 million, respectively, representing 22.7% and 24.3% of our total cost of revenue. The decrease in labor costs was mainly attributable to lower production volumes driven by decreased sales and our efforts to reduce labor costs.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended March 31, 2026 and 2025, our gross profit was US$5.06 million and US$4.98 million, respectively, and our gross profit margin was 29.3% and 28.3%, respectively.

The following table sets forth our overall gross profit margin:

	For the fiscal years ended March 31,				Change
	2026	%	2025	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$17,302,744	100.0	$17,631,489	100.0	$(328,745)	(1.9)
Cost of revenue	(12,238,334)	(70.7)	(12,647,287)	(71.7)	408,953	(3.2)
Gross Profit	$5,064,410	29.3	$4,984,202	28.3	$80,208	1.6

The gross profit margin increased slightly compared with the prior fiscal year, primarily due to a reduction in fixed costs per unit as a result of our efforts in reducing labor costs.

Operating Expenses

	For the fiscal years ended March 31,				Change
	2026	%	2025	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(2,216,650)	(12.8)	$(1,695,217)	(9.6)	$(521,433)	30.8
General and administrative expenses	(4,606,701)	(26.6)	(4,601,637)	(26.1)	(5,064)	0.1
Research and development expenses	(1,699,630)	(9.8)	(654,039)	(3.7)	(1,045,591)	159.9
Total	$(8,522,981)	(49.2)	$(6,950,893)	(39.4)	$(1,572,088)	22.6

Selling expenses

Selling expenses primarily consist of: (i) marketing and business development service fees; (ii) marketing and entertainment expenses for promotion; (iii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; (iv) freight fees and transportation fees; and (v) office, utility and other expenses.

Our selling expenses increased by 30.8%, or US$0.52 million, from US$1.70 million for the fiscal year ended March 31, 2025 to US$2.22 million for the fiscal year ended March 31, 2026. The increase was primarily due to (i) an increase of US$0.62 million in marketing and business development service fees, which represent external service costs paid to professional service providers to support our market research, distribution channel building, and product promotion in the ASEAN and European markets; partially offset by (ii) a decrease of US$0.18 million in exhibition expenses, as we reduced exhibition activities and instead focused on direct customer outreach to develop the market.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees; (iii) office expenses, expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 0.1%, or US$0.01 million, from US$4.60 million for the fiscal year ended March 31, 2025 to US$4.61 million for the fiscal year ended March 31, 2026, which was primarily attributable to (i) an increase of US$0.12 million in office, utility and other expenses, primarily due to higher amortization charges for newly acquired cloud servers; partially offset by (ii) a decrease of US$0.12 million in agent and professional fees.

Research and development (“R&D”) expenses

Research and development expenses related to the creation of new and improved products and processes are expensed as incurred, which mainly include (i) consulting and professional service fees related to R&D; (ii) salaries, welfare and insurance expenses paid to R&D employees; (iii) costs of materials and components for the research and development activities; and (iv) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses increased by 159.9%, or US$1.05 million, from US$0.65 million for the fiscal year ended March 31, 2025 to US$1.70 million for the fiscal year ended March 31, 2026, primarily due to an increase of US$1.00 million in consulting and professional service fees to advance the development of our production-oriented intelligent control modules and the newly launched eNaviX carbon footprint monitoring system.

For the production-oriented intelligent control modules, we partnered with external service providers for customized joint development. Designed to be compatible with our existing interconnect products, this initiative optimizes product performance and enriches our industrial automation product portfolio, further bolstering our competitiveness in the manufacturing industry.

For the eNaviX carbon footprint monitoring system, we leveraged external technical resources for its full development. Tailored for small and medium-sized enterprises, this dedicated ESG and energy management solution broadens our service offerings, captures demand in the carbon management market and delivers new growth prospects for us.

Other (loss)/income

Other (loss)/income primarily consists of: (i) losses or gains on exchange rate fluctuations; (ii) financial and interest (loss)/income, inclusive of interest income and interest expenses; (iii) other non-operating income, net, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; (iv) non-recurring engineering charges paid by customers; and (v) government subsidy.

Our other income decreased by US$0.68 million, from other income of US$0.29 million for the fiscal year ended March 31, 2025 to other expenses of US$0.39 million for the fiscal year ended March 31, 2026, which was primarily attributable to (i) a decrease in foreign currency exchange gain of US$0.49 million, and (ii) a decrease of US$0.21 million in government subsidy, resulting from the absence of the one-off “Little Giant” award received in the prior period.

Income tax (expenses)/benefit

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and, accordingly, is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operates in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia incurred operating expenses and accumulated tax losses, resulting in no taxable income during these periods. These tax losses are available for carryforward to offset future taxable profits.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and is operated in the Netherlands, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR200,000 (EUR395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2026, 2025 and 2024. For the fiscal years ended March 31, 2026 and 2025, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a High and New Technology Enterprise, or HNTE, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards. The HNTE accreditation may be renewed every three years. As of the date of this annual report, we enjoy a preferential enterprise income tax rate of 15% for years 2025-2027.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle any overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Effective January 1, 2021, in addition to deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of such amount in calculating its taxable income for the relevant year, increased from 75% prior to 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Our income tax benefit decreased from US$0.27 million for the fiscal year ended March 31, 2025 to income tax expenses of US$0.96 million for the fiscal year ended March 31, 2026, as the prior year benefited from losses incurred by our Hong Kong and PRC subsidiaries, whereas a valuation allowance was recognized against the deferred tax assets of such subsidiaries in the fiscal year ended March 31, 2026.

Net loss

As a result of the foregoing, our net loss increased by 240.7%, or US$3.40 million, from US$1.41 million for the fiscal year ended March 31, 2025 to US$4.81 million for the fiscal year ended March 31, 2026.

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

	For the fiscal years ended March 31,		Change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$17,631,489	$14,748,551	$2,882,938	19.5

Cost of revenue	(12,647,287)	(10,825,943)	(1,821,344)	16.8
Gross profit	4,984,202	3,922,608	1,061,594	27.1

Operating expenses:
Selling expenses	(1,695,217)	(1,039,882)	(655,335)	63.0
General and administrative expenses	(4,601,637)	(4,134,394)	(467,243)	11.3
Research and development expenses	(654,039)	(594,521)	(59,518)	10.0
Total operating expenses	(6,950,893)	(5,768,797)	(1,182,096)	20.5

Loss from operations	(1,966,691)	(1,846,189)	(120,502)	6.5

Other income:
Other non-operating income/(expenses), net	534	(35,509)	36,043	(101.5)
Government subsidy	207,257	7,255	200,002	2,756.7
Foreign currency exchange income	67,395	425,308	(357,913)	(84.2)
Financial and interest income, net	10,538	67,636	(57,098)	(84.4)
Total other income	285,724	464,690	(178,966)	(38.5)

Loss before income tax benefit	(1,680,967)	(1,381,499)	(299,468)	21.7
Income tax benefit	270,502	86,336	184,166	213.3
Net loss	$(1,410,465)	$(1,295,163)	$(115,302)	8.9

Revenue

We generated revenue primarily from the sales of both OEM and ODM interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and EMS companies that procure and assemble products on behalf of manufacturing companies. For the fiscal years ended March 31, 2025 and 2024, our total revenue was US$17.63 million and US$14.75 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia, the Americas, and Australia.

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

Our revenue generated from sales to our top ten customers increased from US$9.08 million in the fiscal year ended March 31, 2024 to US$10.68 million in the fiscal year ended March 31, 2025, which is consistent with the increase in our total revenue. Many of our major customers are global name-brand manufacturers, such as Linak A/S, Danfoss, and Bitzer, and our relationships with many of our major customers date back many years. For the fiscal years ended March 31, 2025 and 2024, sales to our top customers accounted for a significant portion of our total revenue and represented 60.6% and 61.6% of our total revenue, respectively. However, as the Company continues to develop new customers and expand into more markets, such customer concentration may diminish over time.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$16,385,705	92.9	$13,626,836	92.4	$2,758,869	20.2
Connectors	1,245,784	7.1	1,121,715	7.6	124,069	11.1
Total	$17,631,489	100.0	$14,748,551	100.0	$2,882,938	19.5

For the fiscal year ended March 31, 2025, our revenue generated from cables and wire harnesses increased by 20.2%, from US$13.63 million for the fiscal year ended March 31, 2024 to US$16.39 million for the fiscal year ended March 31, 2025. The increase in sales of cables and wire harnesses was primarily attributable to the increase in sales volume, which was partially offset by the decrease in the overall average selling prices of our cables and wire harness products. Compared with the fiscal year ended March 31, 2024, our sales volume of cables and wire harnesses increased by 33.9% from approximately 9.54 million units in the fiscal year ended March 31, 2024 to approximately 12.77 million units in the fiscal year ended March 31, 2025, and our average selling prices decreased by 10.2% from US$1.43 per unit in the fiscal year ended March 31, 2024 to US$1.28 per unit in the fiscal year ended March 31, 2025. The increase in demand was primarily attributable to the fact that our customers had drawn down on their previously purchased inventories, resulting in a subsequent increase in their purchase orders.

Our revenue generated from connectors accounted for 7.1% of our total revenue and increased by 11.1% from US$1.12 million for the fiscal year ended March 31, 2024 to US$1.25 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to the increase in sales volume, which was partially offset by the decrease in the overall average selling prices of our connectors. Compared with the fiscal year ended March 31, 2024, our sales volume of connectors increased by 39.4% from approximately 13.33 million units in the fiscal year ended March 31, 2024 to approximately 18.57 million units in the fiscal year ended March 31, 2025, and our average selling prices decreased by 20.3% from US$0.08 per unit in the fiscal year ended March 31, 2024 to US$0.07 per unit in the fiscal year ended March 31, 2025. The increase in demand was primarily attributable to the fact that our customers had drawn down on their previously purchased inventories, prompting a rebound in purchase orders.

All of our revenue for the fiscal years ended March 31, 2025 and 2024 was generated from sales of our products to customers located in Europe, Asia, the Americas, and Australia. The following table sets forth the disaggregation of our revenue by region:

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$10,991,905	62.3	$8,523,788	57.8	$2,468,117	29.0
Asia	5,336,247	30.3	4,843,082	32.8	493,165	10.2
The Americas	1,303,337	7.4	1,381,681	9.4	(78,344)	(5.7)
Total	$17,631,489	100.0	$14,748,551	100	$2,882,938	19.5

Our revenue generated from Europe increased by 29.0%, from US$8.52 million for the fiscal year ended March 31, 2024 to US$10.99 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to (i) an increase in sales in Denmark of US$2.02 million, from US$6.04 million for the fiscal year ended March 31, 2024, to US$8.06 million for the fiscal year ended March 31, 2025, (ii) an increase in sales in Bulgaria of US$0.32 million, from US$0.57 million for the fiscal year ended March 31, 2024, to US$0.89 million for the fiscal year ended March 31, 2025, and (iii) an increase in sales in Poland of US$0.11 million, from US$0.16 million for the fiscal year ended March 31, 2024, to US$0.27 million for the fiscal year ended March 31, 2025.

Our revenue generated from Asia increased by 10.2%, from US$4.84 million for the fiscal year ended March 31, 2024, to US$5.34 million for the fiscal year ended March 31, 2025. This increase was primarily driven by a sales increase in the Association of Southeast Asian Nations, or ASEAN, of US$0.46 million and a sales increase in Mainland China of US$0.26 million, partially offset by a sales decrease in Hong Kong, China of US$0.22 million. The growth in ASEAN was mainly attributable to rising demand driven by regional economic development, which resulted in higher sales of products such as connectors and cables. The increase in Mainland China was primarily driven by a recovery in customer purchasing activity, as customers had utilized previously procured inventories and subsequently resumed order placements.

Our revenue generated from the Americas decreased by 5.7%, from US$1.38 million for the fiscal year ended March 31, 2024, to US$1.30 million for the fiscal year ended March 31, 2025, which was primarily due to a sales decrease in North America of US$0.08 million.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacture of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches, and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principal operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

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

Our inventory costs represented a significant portion of our cost of revenue. For the fiscal years ended March 31, 2025 and 2024, our inventory costs amounted to US$8.58 million and US$7.34 million, respectively, representing 67.8% and 67.8% of our total cost of revenue for the respective periods. The increase in our inventory costs was primarily due to a 37.1% increase in total sales volume from approximately 22.86 million units in the fiscal year ended March 31, 2024 to approximately 31.34 million units in the fiscal year ended March 31, 2025. This increase was partially offset by a 14.7% decrease in inventory cost per unit from US$0.32 in the fiscal year ended March 31, 2024 to US$0.27 in the fiscal year ended March 31, 2025.

For the fiscal years ended March 31, 2025 and 2024, our labor costs amounted to US$3.07 million and US$2.49 million, respectively, representing 24.3% and 23.0% of our total cost of revenue for the respective periods. The increase in labor costs was mainly attributable to higher production volumes driven by increased sales.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended March 31, 2025 and 2024, our gross profit was US$4.98 million and US$3.92 million, respectively, and our gross profit margin was 28.3% and 26.6%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$17,631,489	100.0%	$14,748,551	100%	$2,882,938	19.5
Cost of revenue	(12,647,287)	(71.7)%	(10,825,943)	(73.4)%	(1,821,344)	16.8
Gross Profit	$4,984,202	28.3%	$3,922,608	26.6%	$1,061,594	27.1

The gross profit margin increased slightly compared to the prior fiscal year, primarily due to a reduction in fixed costs per unit. This reduction was driven by a 37.1% increase in total sales volume, which rose from 22.86 million units in the fiscal year ended March 31, 2024 to 31.34 million units in the fiscal year ended March 31, 2025. The increase in sales volume was primarily attributable to increased customer orders as previously purchased inventories were depleted.

Operating Expenses

	For the fiscal years ended March 31,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(1,695,217)	(9.6)	$(1,039,882)	(7.1)	$(655,335)	63.0
General and administrative expenses	(4,601,637)	(26.1)	(4,134,394)	(28.0)	(467,243)	11.3
Research and development expenses	(654,039)	(3.7)	(594,521)	(4.0)	(59,518)	10.0
Total	$(6,950,893)	(39.4)	$(5,768,797)	(39.1)	$(1,182,096)	20.5

Selling expenses

Selling expenses primarily consist of: (i) marketing and entertainment expenses for promotion; (ii) staff costs, traveling expenses, rental and depreciation related to selling and marketing functions; (iii) freight fees and transportation fees; and (iv) office, utility and other expenses.

Our selling expenses increased by 63.0%, or US$0.66 million, from US$1.04 million for the fiscal year ended March 31, 2024 to US$1.70 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to: (i) an increase of US$0.57 million in market development costs for entering the ASEAN, American, and European markets; (ii) an increase of US$0.09 million in freight charges due to the increase in our sales volumes; and (iii) an increase of US$0.07 million in exhibition expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees related to our IPO, including both one-time IPO-related costs and recurring public company compliance expenses; (iii) expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 11.3%, or US$0.47 million, from US$4.13 million for the fiscal year ended March 31, 2024 to US$4.60 million for the fiscal year ended March 31, 2025, which was primarily attributable to the following: (i) an increase of US$0.43 million in agent and professional fees, primarily related to compliance and reporting obligations as a public company following our IPO in the U.S.; (ii) an increase of US$0.34 million in salaries and benefits, primarily attributable to higher compensation for our general and administrative personnel, as well as bonuses and celebration expenses incurred in connection with the successful completion of our IPO, partially offset by a reduction in travel expenses during the fiscal year ended March 31, 2025, due to the absence of non-recurring overseas trips in the prior year for IPO-related activities and business development; and (iii) a decrease of US$0.30 million in entertainment and related expenses, mainly due to the absence of non-recurring IPO celebration events and overseas business trips that contributed to entertainment costs in the prior year.

Research and development (“R&D”) expenses

Research and development expenses primarily consist of: (i) salaries, welfare and insurance expenses paid to R&D employees; (ii) costs of materials and components for the research and development activities; and (iii) manufacturing expenses for producing samples related to our research and development activities.

Our research and development expenses increased by 10.0%, or US$0.06 million, from US$0.59 million for the fiscal year ended March 31, 2024 to US$0.65 million for the fiscal year ended March 31, 2025, primarily due to an increase of US$0.07 million in employee salaries, partially offset by a decrease of US$0.01 million in materials and components consumption.

Other income

Other income primarily consists of: (i) government subsidy; (ii) non-recurring engineering charge paid by customers; (iii) other non-operating income/(expenses), net, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; (iv) financial and interest income (expenses), inclusive of interest income and interest expenses; and (v) gains or losses on exchange rate fluctuations.

Other income decreased by US$0.17 million from US$0.46 million for the fiscal year ended March 31, 2024 to US$0.29 million for the fiscal year ended March 31, 2025, which was primarily attributable to (i) a decrease in foreign currency exchange gain of US$0.36 million, and (ii) an increase of US$0.20 million in government subsidy, mainly from a “Little Giant” award granted by the Dongguan Municipal Treasury.

Income tax benefit

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and, accordingly, is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profits tax during the periods presented.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and is operated in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was only established in February 2024 and did not have taxable income during the periods presented.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and is operated in the Netherlands, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR200,000 (EUR395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2025, 2024 and 2023. For the fiscal years ended March 31, 2025 and 2024, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a High and New Technology Enterprise, or HNTE, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards. The HNTE accreditation may be renewed every three years. As of the date of this annual report, we are in the process of renewing the HNTE accreditation for CCSC Interconnect DG for years 2025-2027.

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

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities, to the extent such expenses have not formed intangible assets, are included in the profit and loss account for the current year. Starting from January 1, 2021, in addition to deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional deduction of 100% of such amount in calculating its taxable income for the relevant year, increased from 75% prior to 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Our income tax benefit increased from US$0.09 million for the fiscal year ended March 31, 2024 to US$0.27 million for the fiscal year ended March 31, 2025, which was primarily attributable to losses incurred by CCSC Interconnect DG and CCSC Interconnect HK in the fiscal year ended March 31, 2025.

Net loss

As a result of the foregoing, our net loss increased by 8.9%, or US$0.11 million, from US$1.30 million for the fiscal year ended March 31, 2024 to US$1.41 million for the fiscal year ended March 31, 2025.

B. Liquidity and Capital Resources

As of March 31, 2026, we had US$4.10 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$1.22 million; (ii) cash in Hong Kong of US$2.15 million; (iii) cash and restricted cash in the Netherlands of US$0.21 million; and (iv) cash in Serbia of US$0.52 million. Under PRC laws, RMB can be converted into U.S. dollars under the Company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

As of the date of this annual report, we have financed our operations primarily through cash generated from operations and with a portion of the net proceeds raised from our follow on public offering. We intend to continue relying on cash generated from our operations to support our future operations, and may consider seeking additional financing, such as public offering and bank loans, as needed.

Accounts receivable amounted to US$2.83 million and US$2.50 million as of March 31, 2026 and 2025, respectively. All accounts receivable balances as of March 31, 2025 have been fully collected as of the date of this annual report. Approximately 99.5%, or US$2.82 million, of the accounts receivable balances as of March 31, 2026 have been collected as of the date of this annual report.

As of March 31, 2026, we had a total inventory balance of US$2.30 million, which primarily included raw materials of US$1.38 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.67 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2025, we had a total inventory balance of US$1.76 million, which primarily included raw materials of US$0.81 million, to ensure sufficient raw materials were available to meet our production needs, and inventory in transit of US$0.57 million. The inventory in transit has since been fully settled when the customers received the products in the subsequent period.

As of March 31, 2026, we had working capital of US$5.69 million, as compared to working capital of US$5.18 million as of March 31, 2025. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date on which our consolidated financial statements for the fiscal year ended March 31, 2026 were released.

Cash Flows

Cash Flows Analysis for the Fiscal Years Ended March 31, 2026, 2025, and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended March 31,		Change
	2026	2025	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash used in operating activities	$(4,507,975)	$(968,808)	$(3,539,167)	365.3
Net cash used in investing activities	(1,423,864)	(890,490)	(533,374)	59.9
Net cash provided by/ (used in) financing activities	6,295,310	(49,345)	6,344,655	N/A
Effect of exchange rate changes on cash and restricted cash	46,178	(131,648)	177,826	(135.1)
Net change in cash and restricted cash	409,649	(2,040,291)	2,449,940	(120.1)
Cash and restricted cash, beginning of the year	3,694,456	5,734,747	(2,040,291)	(35.6)
Cash and restricted cash, end of the year	$4,104,105	$3,694,456	$409,649	11.1

	For the fiscal years ended March 31,		Change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash used in operating activities	$(1,002,914)	$(2,528,503)	$1,525,589	(60.3)
Net cash used in investing activities	(890,490)	(3,825,787)	2,935,297	(76.7)
Net cash (used in)/provided by financing activities	(15,240)	4,626,269	(4,641,509)	(100.3)
Effect of exchange rate changes on cash and restricted cash	(131,647)	(254,847)	123,200	(48.3)
Net change in cash and restricted cash	(2,040,291)	(1,982,868)	(57,423)	2.9
Cash and restricted cash, beginning of the year	5,734,747	7,717,615	(1,982,868)	(25.7)
Cash and restricted cash, end of the year	$3,694,456	$5,734,747	$(2,040,291)	(35.6)

Operating Activities

For the fiscal year ended March 31, 2026, our net cash used in operating activities was US$4.51 million, which was primarily attributable to (i) net loss of US$4.81 million, adjusted by depreciation and amortization of fixed assets and right-of-use assets of US$0.81 million, deferred tax expenses of US$0.55 million, foreign currency exchange loss of US$0.36 million and an inventory write-down of US$0.07 million; (ii) an increase of US$0.54 million in prepaid expenses and other current assets due to rising prepayments for professional service fees related to research and development as well as marketing and promotion activities; (iii) an increase of US$0.54 million in inventory due to higher purchases of raw materials to support upcoming sales orders; (iv) a decrease of US$0.54 million in operating lease liabilities; (v) a decrease of US$0.54 million in accrued expenses and other current liabilities primarily due to lower accrued payroll and employee benefits; and partially offset by (vi) an increase of US$0.87 million in accounts payable driven by longer payment terms offered by some of our suppliers.

For the fiscal year ended March 31, 2025, our net cash used in operating activities was US$1.00 million, which was primarily attributable to (i) net loss of US$1.41 million, adjusted by an inventory write-down of US$0.13 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.76 million, and deferred tax benefit of US$0.27 million; (ii) a decrease of US$0.53 million in operating lease liabilities; (iii) a decrease of US$0.36 million in accounts payable due to the settlement of prior purchase obligations; (iv) a decrease of US$0.23 million in accrued expenses and other current liabilities due to the decrease in accrued payroll and employee benefits; partially offset by (v) a decrease of US$0.41 million in prepaid expenses and other current assets due to the decrease in deductible value-added tax (“VAT”) input and income tax recoverable; (vi) a decrease of US$0.27 million in accounts receivable as a result of the increase in collections; and (vii) a decrease of US$0.26 million in other non-current assets.

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

Investing Activities

Our net cash used in investing activities was US$1.42 million, US$0.89 million, and US$3.83 million for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. The cash flow in the fiscal year ended March 31, 2026 primarily reflected the purchase of property and equipment of US$0.86 million, including production mold and automated equipment, and the purchase of intangible assets of US$0.57 million related to the intelligent production platform for wiring harnesses. The cash flow in the fiscal year ended March 31, 2025 primarily reflected the purchase of land of US$0.52 million and the purchase of new equipment and software of US$0.37 million. The cash flow in the fiscal year ended March 31, 2024 primarily reflected the purchase of new equipment and software of US$0.19 million and prepayment of long-term equipment and mold model of US$3.64 million.

Financing Activities

For the fiscal year ended March 31, 2026, our cash provided by financing activities was US$6.30 million, representing proceeds from the issuance of 11,766,627 Class A ordinary shares, net of issuance costs.

For the fiscal year ended March 31, 2025, our net cash used in financing activities was US$0.05 million, which was attributable to payments for the principal portion of financing lease liabilities.

For the fiscal year ended March 31, 2024, our net cash provided by financing activities was US$4.63 million, which consisted of proceeds from issuance of ordinary shares, net of issuance cost of US$4.67 million and partially offset by repayments of long-term bank loans of US$0.04 million.

Capital Expenditure

Our capital expenditures were US$1.43 million, US$0.89 million, and US$3.80 million for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Our capital expenditures are used primarily for the purchase of machinery and equipment relating to the manufacture of interconnect products.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2026:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(Amounts expressed in U.S.$)
Capital commitment	$4,979,350	$4,979,350	$-	$-
Lease obligations	1,037,339	643,235	384,064	10,040
Total	$6,016,689	$5,622,585	$384,064	$10,040

Operating lease obligations consist of leases for certain offices, buildings, plants and other property used in our operations.

On September 1, 2022, we renewed leased plants whose original lease term expired on August 31, 2022 and extended the lease term for another five years to August 2027.

On November 7, 2023, we renewed leased equipment whose original lease terms expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. We will acquire ownership of such equipment upon maturity of the leases.

On December 1, 2025, we renewed the lease for our production plants whose original lease term expired on November 30, 2025, and extended the lease term for another two years to November 30, 2027.

On December 24, 2024, we entered into a finance lease agreement for a vehicle with monthly payments through June 20, 2029. Ownership of the vehicle will transfer to us at lease expiration.

All renewed leases discussed above resulted in increases in operating and finance right-of-use assets and liabilities, which are disclosed in Note 11 to our consolidated financial statements for the fiscal year ended March 31, 2026.

We had certain equipment purchase agreements with four independent third-party vendors, with future payments of US$2.09 million, US$0.82 million, US$0.22 million, and US$0.25 million, respectively. The payments of US$2.09 million and US$0.82 million had been extended until the completion of the Serbia manufacturing plant by December 2026. The US$0.22 million payment relates to the procurement of equipment for the intelligent production demonstration platform and is payable upon confirmation of acceptance of the platform, with payment expected to be made in 2026. The remaining payment of US$0.25 million for production equipment will be paid in installments according to the payment schedule and fully settled within 12 months subsequent to equipment testing and final acceptance, which is expected to be completed in December 2026.

In November 2025, we entered into a fixed-price construction contract for the manufacturing plant located in Serbia, with a future payment of US$1.60 million. The construction project is expected to be completed and ready for operational use in December 2026.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Risks and Uncertainties

Our headquarters and sales office are located in HK, while we conduct the manufacturing of interconnect products through our PRC subsidiary located in mainland China. For the fiscal years ended March 31, 2026, 2025, and 2024, all of our revenue was generated by our HK and PRC subsidiaries, collectively. As such, our business, financial condition, and results of operations are subject to risks and uncertainties relating to political, economic, and legal environments in HK and mainland China, as well as the general state of the economy of HK and mainland China. Our financial results may be adversely affected by changes in the political, regulatory, and social conditions in HK and mainland China.

The following critical accounting policies, which rely upon assumptions and estimates, were used in the preparation of our consolidated financial statements:

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

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realizable value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined by using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. We review our inventories periodically to determine whether any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the years ended March 31, 2026, 2025, and 2024, we recorded $68,783, $128,241, and $188,268 of inventory write-downs from the carrying amount to their net realizable values.

Estimate for the valuation allowance of deferred tax assets

We are required to make estimates and apply our judgments in determining the provision for income tax expenses for financial reporting purposes based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgments, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgments may result in adjustments of pre-tax income amounts filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgments may result in a material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of March 31, 2026 and 2025, we recorded $1,161,762 and $91,847 valuation allowance for the deferred tax assets, respectively.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Chi Sing Chiu	66	Chairman of the board, director
Kung Lok Chiu	37	Chief Executive Officer (“CEO”), director
Kwok Kwan Chan	58	Chief Operation Officer (“COO”)
Chee Hui Law	47	Chief Finance Officer (“CFO”)
Chi Man Chan, William	62	Chief Sale Officer (“CSO”)
Jung Yi Chiu	63	Chief Strategy Officer
Sin Ting Chiu	39	Director
Wai Chun Tsang	71	Independent director
Tsz Fai Shiu	62	Independent director
Kenneth Wang	72	Independent director
Pak Keung Chan	88	Independent director

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

Mr. Chee Hui Law has served as our CFO since October 2021. He has also served as the CFO of CCSC Interconnect HK since January 2021. From October 2019 to December 2020, he served as a director of Excellence Capital Management Limited and was responsible for the project management for the Company. From April 2019 to September 2019, he served as the CFO of State Energy International Group Ltd. and was responsible for the overall management of its accounting and corporate finance department, including overseeing the financial management, regulatory compliance and reporting obligation. From September 2012 to March 2019, he served as the CFO and company secretary of AAB International Holding Limited. Mr. Law holds a Bachelor’s degree in accounting from the Royal Melbourne Institute of Technology University in Australia. Mr. Law is a Certified Practicing Accountant of CPA Australia and Fellow member of Hong Kong Institute of Certified Public Accountants.

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

Dr. Wai Chun Tsang has been an independent director since December 2023. In April 2000, she founded TWC Corporate Services Ltd., a company that provides accounting, corporate and private equity fund administration services, and has since served as a managing director, responsible for overall supervision of the company. Ms Tsang was an independent non-executive director and audit committee chairman in a Hong Kong listed company, Timeless Resources Holdings Limited for over ten years. Ms. Tsang holds a diploma in secretarial management from Hong Kong Baptist College, an MBA from Heriot-Watt University, an Honorary Doctorate degree in business administration from Sabi University in France, and a Doctorate degree from International American University. Ms. Tsang is a Fellow member of Institute of Public Accountants; and Associate member for The Association of International Accountants and The Hong Kong Chartered Governance Institute.

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

Dr. Pak Keung Chan has been an independent director since December 2023. Since April 2015, he has been working as an independent advisor, specializing on the design, testing and global marketing of computer memory products and systems for aerospace and military industries. He served as an Emeritus Consultant to the chairman and CEO of the Sanmina Corporation, a Nasdaq listed company, from April 2015 to March 2016, and served as the President, of Sanmina Corporation, from March 1999 to March 2015. Dr. Chan holds a Bachelor’s degree in Mechanical Engineering and Automation from Tianjin University; and Postgraduate degree in Applied Electronic Engineering from Hong Kong University; and Honorary Doctorate degree of Philosophy in Business Administration from Tarlac State University. He also received post-doctoral fellowship in Art Management and Technology from University of Quebec, and post-doctoral fellowship in Business and Technology Management from China National School of Administration.

Family Relationships

Dr. Chi Sing Chiu is father of Mr. Kung Lok Chiu and Ms. Sin Ting Chiu. None of the other directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Our biggest shareholder, our director and chairman of the Board, Dr. Chi Sing Chiu, owns approximately 65.65% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the Nasdaq listing standards. Dr. Chi Sing Chiu has the ability to control the outcome of matters submitted to the shareholders for approval by ordinary resolution, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. However, Dr. Chi Sing Chiu does not have the ability to unilaterally control matters requiring approval by special resolution, which requires the affirmative vote of at least two-thirds (2/3) of the votes cast by shareholders entitled to vote thereon. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended March 31, 2026, we paid an aggregate of approximately US$1,133,426 in cash to our executive officers and directors, and we paid an aggregate of US$86,400 in cash to our non-executive directors. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

The compensation committee assists the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2025 Share Incentive Plan

Our shareholders adopted the 2025 performance incentive plan (the “2025 Plan”) on December 15, 2025, effective as of the same date, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of our business.

As of the date of this annual report, we have not issued any awards under the 2025 Plan.

The following describes the principal terms of the 2025 Plan.

Types of Awards

The 2025 Plan permits the grant of share options (incentive or nonqualified), share appreciation rights, restricted stock, stock units, performance stock, phantom stock, cash awards, dividend equivalent rights, and any similar securities with a value derived from or related to the Class A Ordinary Shares and/or returns thereon.

Plan Administration

Our board of directors or a committee of one or more board members administers the 2025 Plan. The Administrator determines the participants, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement

Each award granted under the 2025 Plan will be evidenced by a written or electronic award agreement setting forth the terms, conditions, and limitations of the award, including provisions applicable in the event the grantee’s employment or service terminates, and the Administrator’s authority to amend, modify, suspend, cancel, or rescind the award.

Eligibility

We may grant awards to officers, employees, directors, and individual consultants or advisors of the Company and its subsidiaries, as determined by the Administrator.

Share Limit

The maximum aggregate number of shares that may be issued under the 2025 Plan is 680,000 Class A Ordinary Shares. The maximum aggregate number of Shares available for issuance under the Plan shall automatically increase on the first trading day in January each calendar year during the term of the 2025 Plan, beginning on the first trading day in January 2027, by an amount equal to 20% of the total number of Class A Ordinary Shares issued and outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of Class A Ordinary Shares as determined by the Board, but in no event shall any such annual increase exceed 136,000 Class A Ordinary Shares.

Vesting Schedule

The Administrator determines the vesting schedule, which will be specified in the award agreement.

Exercise of Options

The Administrator will determine the exercise price for each award, which will be stated in the award agreement. The exercise price shall not be less than the par value of a Class A Ordinary Share. The maximum term of each option is ten (10) years.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. We have determined that each of Wai Chun Tsang, Tsz Fai Shiu, Pak Keung Chan, and Kenneth Wang satisfies the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Each committee’s members and functions are described below.

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

Agreements with Named Executive Officers

We have entered into employment agreement with each of our executive officers. Pursuant to employment agreements, the form of which was filed as Exhibit 4.1 to the annual report on Form 20-F filed by the Company with the SEC on July 22, 2024 and is hereby incorporated by reference into this annual report. Upon expiration of the three-year term, the employment shall be automatically extended for successive three-year terms unless either party gives the other party provides a one-month prior written notice to terminate the employment before the expiration of such three-year term or otherwise terminated earlier pursuant to the terms of the agreement. We may terminate the employment for “cause”, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of each class of the Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership is calculated based on 13,080,186 Class A Ordinary Shares and 500,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power
Directors and Executive Officers*:
Chi Sing Chiu(1)	-	500,000	3.68%	65.65%
Kung Lok Chiu	-	-	-	-
Kwok Kwan Chan	-	-	-	-
Chee Hui Law	-	-	-	-
Chi Man Chan (William)	-	-	-	-
Sin Ting Chiu	-	-	-	-
Wai Chun Tsang	-	-	-	-
Tsz Fai Shiu	-	-	-	-
Kenneth Wang	-	-	-	-
Pak Keung Chan	-	-	-	-
Jung Yi Chiu	-	-	-	-
5% Shareholders**:
CCSC Investment Limited(1)	-	500,000	3.68%	65.65%

*	Unless otherwise indicated, the business address of each of the individuals is 1301-03, 13/f Shatin Galleria, 18-24Shan Mei St, Fotan, Shatin, Hong Kong.

**	The principal office of the 5% beneficial owner is located at 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong.

(1)	Dr. Chi Sing Chiu, chairman of the board of directors, beneficially owns 500,000 Class B Ordinary Shares through his 69.20% ownership of CCSC Investment Limited.

As of the date of this annual report, none of our Ordinary Shares are held by record holders in the United States, except for shares held by CEDE & CO. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

Sales to Related Parties

For the fiscal years ended March 31, 2026, 2025 and 2024, the Company did not sell goods to its related parties. As of the date of this annual report, the Company has not sold goods to its related parties in the fiscal year ended March 31, 2026.

Purchases from Related Parties

For the fiscal years ended March 31, 2026, 2025 and 2024, the Company did not purchase goods from its related parties. As of the date of this annual report, the Company has not purchased goods from its related parties in the fiscal year ended March 31, 2026.

The balance of related parties as of March 31, 2026 and 2025 was nil. There were no other related party transactions for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

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

Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026): On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev (collectively, “Plaintiffs”) filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County (the “Court”), requesting judicial intervention.  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering.  More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, of the defendants themselves. The Request for Judicial Intervention filed by Plaintiffs was returned for correction by the Court. Plaintiffs have not yet filed a document correcting the filing. Since March 24, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor has there been any formal investigation or regulatory inquiry involving the Company or its officers. The Company has not yet been formally served with the summons and complaint filed in the action. Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

As of the date of this Annual Report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

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

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Variation of Share Capital in September 2024

The 2024 AGM of the Company was held on September 10, 2024. At the 2024 AGM, the shareholders of the Company adopted the resolutions with respect to the variation of share capital for the following:

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

Share Consolidation in January 2026

On December 15, 2025, during the annual general meeting of shareholders of the Company, the shareholders passed certain resolutions authorizing the following: (i) on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 10 issued and unissued Class A ordinary shares of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary shares of a par value of US$0.0005 each be consolidated into one Class A Ordinary Share of a par value of US$0.005 and one Class B Ordinary Share of a par value of US$0.005, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A Ordinary Shares of a par value of US$0.005 each and 500,000 Class B Ordinary Shares of a par value of US$0.005 each (the “First Share Consolidation”); and (ii) subsequently following the First Share Consolidation, on the date when the closing market price per Class A Ordinary Share of a par value of US$0.005 each is less than US$1.00, or on such later date as any director of the Company deems advisable and may determine in his or her absolute discretion, every 5 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every five issued and unissued Class B Ordinary Shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.

On December 29, 2025, the board of directors of the Company passed certain resolutions to approve the First Share Consolidation. The First Share Consolidation became effective on January 23, 2026.

B. Memorandum and Articles of Association

Our New M&A is filed as Exhibit 1.1 to this annual report and is incorporated by reference herein.

As of the date of this annual report, the authorized share capital of the Company is US$250,000 divided into 49,500,000 Class A Ordinary Shares of a par value of US$0.005 each, and 500,000 Class B Ordinary Shares of a par value of US$0.005 each. As of the date of this annual report, 13,080,186 Class A Ordinary Shares and 500,000 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Ordinary Shares are fully paid.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations Related to Foreign Exchange Registration of Offshore Investment by Mainland China Residents.”

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

According to the Circular on Adjusting Value-added Tax Rates, promulgated by the MOF and the SAT on April 4, 2018 and effective as of May 1, 2018, where a taxpayer engages in a taxable sales activity for value-added tax purposes or importation of goods, the previously applicable tax rates of 17% and 11% were lowered to 16% and 10%, respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, promulgated by the MOF, the SAT and the General Administration of Customs on March 20, 2019 and effective as of April 1, 2019, where a taxpayer engages in a taxable sales activity for value-added tax purposes or importation of goods, the previously applicable tax rates of 16% and 10% were lowered to 13% and 9%, respectively.

On December 25, 2024, the SCNPC promulgated the VAT Law, which became effective on January 1, 2026 and abolished the Interim Regulations on Value-added Tax of the PRC. Pursuant to the VAT Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and the importation of goods within mainland China are VAT payers and shall pay VAT in accordance with the VAT Law.

As of the date of this annual report, the VAT rate applicable to our sales of goods is 13%.

Material U.S. Federal Income Tax Consequences

The following brief discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares in our share offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

The brief summary discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in our IPO. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this brief summary discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our previous IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we are not a PFIC for our current taxable year under the current PFIC rules. We must make a separate determination each year as to whether we   are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our previous IPO. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our previous IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in our previous IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Nevertheless, our directors and officers are required to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report their beneficial ownership interests in us.

I. Subsidiary Information

See “Item 4. Information on the Company—A. History and Development of the Company” and “—C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration and Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2026, 2025, and 2024, the aggregate amounts of cash and restricted cash of $1,219,148, $691,695, and $2,672,506, respectively, were held at major financial institutions located in mainland China; and $2,884,957, $3,002,761, and $3,062,241, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

There were two customers who accounted for approximately 16.4% and 10.1% of total revenue for the fiscal year ended March 31, 2026, respectively. There were three customers who accounted for approximately 14.5%, 11.9%, and 10.4% of our total revenue for the fiscal year ended March 31, 2025, respectively. There were two customers who accounted for approximately 17.4% and 12.7% of our total revenue for the fiscal year ended March 31, 2024, respectively.

There was one customer who accounted for approximately 16.2% of the accounts receivable balance as of March 31, 2026. There were two customers who accounted for approximately 12.3% and 10.6% of the accounts receivable balance as of March 31, 2025, respectively. There were two customers who accounted for approximately 21.6% and 10.4% of the accounts receivable balance as of March 31, 2024, respectively.

There was no single supplier that accounted for over 10% of the Company’s total purchases for the fiscal year ended March 31, 2025 and 2026. There was one supplier who accounted for 12.1% of the Company’s total purchases for the fiscal year ended March 31, 2024.

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

Currency Risk

The functional currency and reporting currency of the Company is the United States Dollar (“US$”). The Company’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”), Serbia (“RSD”) and Euro (“EUR”), as their functional currencies. Therefore, we are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between currencies.

In the past, fluctuations in currency exchange rates have affected our reported results of operations. For example, as a result of fluctuations in currency exchange rates, we incurred and recognized a foreign currency translation loss of US$0.42 million for the year ended March 31, 2026, and foreign currency translation income of US$0.07 million and US$0.43 million for the years ended March 31, 2025 and 2024, respectively.

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

Use of Proceeds

Follow-On Public Offering in September 2025

On October 2, 2025, the Company closed a registered best efforts follow-on public offering (the “Offering”), pursuant to an effective registration statement on Form F-1 (File No. 333- 289769), of (i) 11,766,627 Class A ordinary shares of the Company, par value $0.0005 per share, and (ii) 23,533,254 warrants to purchase 23,533,254 Class A ordinary shares, at an exercise price of $0.72 per share (the Class A ordinary shares and the warrants are collectively referred to herein as the “Securities”), exercisable upon issuance and have a term of five years from initial exercise date. The Securities were sold at a combined public offering price of $0.60 per share and accompanying warrants. Each Class A ordinary share was sold together with two warrants.

The Company also agreed to pay Revere Securities LLC, who acted as the exclusive placement agent (the “Placement Agent”) on a best-efforts basis in connection with this Offering, commissions equal to 4.0% of the aggregate gross proceeds raised in the Offering, with a non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds raised in the Offering, and to reimburse the Placement Agent for its out-of-pocket expenses up to $90,000.

The net proceeds from the Offering were approximately $6.34 million, after deducting underwriting discounts and commissions and Offering expenses payable by us.

As of the date of this annual report, we used the net proceeds of the Offering as follows:(i) US$1.65 million for strengthening branding and marketing to escalate its position in its industry in Europe and the Association of Southeast Asian Nations, (ii) US$1.47 million for strategic acquisitions and collaborations, and (iii) US$1.65 million for other general corporate purposes, including working capital, operating expenses and capital expenditures. None of the transaction expenses included payments to directors or officers of our company or their associates, or any persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the Offering were paid, directly or indirectly, to any of our directors or officers or their associates, or any persons owning 10% or more of our equity securities or our affiliates. We intend to use the remaining net proceeds of the Offering in the same manner as described in the prospectus.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2026, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2026, due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of March 31, 2024, 2025, and 2026, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of March 31, 2026, we identified the material weaknesses related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel and (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm since November 1, 2024, and Marcum Asia, our independent registered public accounting firm from September 1, 2022 through September 30, 2024, for the periods indicated.

	For the Years Ended March 31,
	2026	2025	2024
Audit fees (1)	$220,000	220,000	$348,000
Audit-related fees (2)	40,000	40,000	-
Total	$260,000	260,000	$348,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our IPO.

(2)	Audit-related fees include the fees billed for professional services rendered by our independent registered public accounting firm for the review of the interim financial statements prepared after our IPO.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 1, 2024, the Company appointed Enrome LLP as its independent registered public accounting firm, effective on the same day. Enrome LLP replaced Marcum Asia, the former independent registered public accounting firm, which the Company dismissed on November 1, 2024. The appointment of Enrome LLP was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company.

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

See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Class A Ordinary Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.”

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

We believe these are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. During the fiscal year ended March 31, 2026, we have not identified any risks from cybersecurity threats that have materially affected our business operations or financial conditions.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
2.2*	Description of Securities
4.1	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.3	English translation of Contract on Leasing Plant and Dormitory in Qingxi Town, Dongguan, PRC, dated June 30, 2022 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
4.4#	English Translation of Lease Agreement between Japhet De Jong Holding B.V. and Leoco Europe B.V., dated March 22, 2016 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.5	Commercial Tenancy Agreement between CCSC Technology Group Limited and Sino Real Estate Agency Limited, dated November 23, 2023 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.6	English Translation of Equipment Lease Agreement between Dongguan Chengchuang Huliang Electronic Technology Co., Ltd. and Dongguan Taide Automation Technology Co., Ltd., dated November 6, 2023 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.7#	English Translation of Equipment Lease Agreement between Dongguan Chengchuang Huliang Electronic Technology Co., Ltd. and Shenzhen Qiuyi Technology Co., Ltd., dated November 7, 2023 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.8	Equipment Purchase and Sale Agreement between CCSC Interconnect Technology Limited and Jingna Trading Co., Limited, dated November 15, 2023 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.9	Equipment Purchase Agreement between CCSC Interconnect Technology Limited and WSYQR Limited, dated November 26, 2023 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 17, 2025)
4.10	Technology Purchase Agreement, between CCSC Technology International Holdings Limited and Asia Resource Holdings Limited, dated April 29, 2026 (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-41919), filed with the Securities and Exchange Commission on May 1, 2026)
4.11	Software Purchase Agreement, among CCSC Technology International Holdings Limited, CCSC Interconnect Technology Limited, and Coventry Company Limited, dated February 25, 2026 (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-41919), filed with the Securities and Exchange Commission on February 25, 2026)
4.12*	Design and Build Contract between CCSC Technology Doo Beograd and Konstruktor Konsalting Doo Beograd, dated November 14, 2025.
4.13*	Market Development and Business Expansion Agreement between CCSC Technology International Holdings Limited and Jeddah Fung Trading Limited, dated October 8, 2025.

8.1	Principal Subsidiaries and Consolidated Affiliated Entities (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 of our Registration Statement on Form F-1 (File No. 333-270741) initially filed with the Securities and Exchange Commission on March 22, 2023)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 22, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
15.2*	Consent of Enrome LLP
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-41919), filed with the Securities and Exchange Commission on July 22, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2026, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
#	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CCSC Technology International Holdings Limited

	By:	/s/ Kung Lok Chiu
Kung Lok Chiu
Chief Executive Officer and Director
(Principal Executive Officer)

Date: July 17, 2026

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CCSC Technology International Holdings Limited and its subsidiaries (collectively, the “Group”) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended March 31, 2026 and 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, consolidated financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We also audited the adjustments described in Notes 12 and 14 that were applied to the 2024 consolidated financial statements to retrospectively reflect the adoption of ASU 2023-09, Income Taxes (Topic 740), and the effects of the dual-class share structure and share consolidation. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Group other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and PCAOB.

We conducted our audits in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore,

July 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CCSC Technology International Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 12 and retrospective adjustment related to the share structure change and share consolidation described in Note 14, the accompanying consolidated statements of operations and comprehensive loss, change in shareholders’ equity, and cash flows of CCSC Technology International Holdings Limited. and its subsidiaries (collectively, the “Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements” before the effects of the adjustments discussed in Notes 12 and 14 are not presented herein).

In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 12 and retrospective adjustment related to the share structure change and share consolidation described in Note 14, present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 12 and retrospective adjustment related to the share structure change and share consolidation described in Note 14 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Enrome LLP.

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

July 22, 2024

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)

	As of March 31,
	2026	2025
Assets
Current assets:
Cash	$4,093,878	$3,685,043
Restricted cash	10,227	9,413
Accounts receivable	2,831,064	2,495,301
Inventories	2,301,216	1,761,880
Prepaid expenses and other current assets	1,669,571	1,066,032
Total current assets	10,905,956	9,017,669

Non-current assets:
Property, plant and equipment, net	1,980,764	853,959
Intangible assets, net	67,537	83,906
Operating lease right-of-use assets, net	868,418	1,106,024
Finance lease right-of-use assets, net	146,732	194,478
Deferred tax assets, net	19,308	558,683
Other non-current assets, net	4,302,029	3,510,363
Total non-current assets	7,384,788	6,307,413
TOTAL ASSETS	$18,290,744	$15,325,082

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,781,034	$1,819,647
Advance from customers	317,751	141,737
Accrued expenses and other current liabilities	1,472,141	1,345,210
Taxes payable	30,651	21,916
Operating lease liabilities, current	573,650	473,116
Finance lease liabilities, current	38,816	36,277
Total current liabilities	5,214,043	3,837,903

Non-current liabilities:
Operating lease liabilities, non-current	296,436	633,249
Finance lease liabilities, non-current	88,723	127,834
Total non-current liabilities	385,159	761,083
TOTAL LIABILITIES	$5,599,202	$4,598,986

Commitments and Contingencies (Note 16)	—	—

Shareholders’ equity
Class A ordinary shares, par value of US$0.005 per share; 49,500,000 shares authorized; 3,413,520 and 658,125 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	$17,068	$3,291
Class B ordinary shares, par value of US$0.005 per share; 500,000 shares authorized; 500,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	2,500	2,500
Additional paid-in capital	11,182,908	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	2,275,757	7,081,318
Accumulated other comprehensive loss	(1,599,926)	(2,030,043)
Total Shareholders’ Equity	12,691,542	10,726,096
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,290,744	$15,325,082

*	Retrospectively restated for effect of the share consolidation completed in January 2026 (see Note 14).

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2026	2025	2024
Net revenue	$17,302,744	$17,631,489	$14,748,551
Cost of revenue	(12,238,334)	(12,647,287)	(10,825,943)
Gross profit	5,064,410	4,984,202	3,922,608

Operating expenses:
Selling expenses	(2,216,650)	(1,695,217)	(1,039,882)
General and administrative expenses	(4,606,701)	(4,601,637)	(4,134,394)
Research and development expenses	(1,699,630)	(654,039)	(594,521)
Total operating expenses	(8,522,981)	(6,950,893)	(5,768,797)
Loss from operations	(3,458,571)	(1,966,691)	(1,846,189)

Other (loss)/ income:
Foreign currency exchange (loss)/income, net	(419,431)	67,395	425,308
Financial and interest (loss)/income, net	(21,962)	10,538	67,636
Government subsidy	-	207,257	7,255
Other non-operating income/(expenses), net	55,968	534	(35,509)
Total other (loss)/ income	(385,425)	285,724	464,690

Loss before income tax expense	(3,843,996)	(1,680,967)	(1,381,499)
Income tax (expenses)/benefit	(961,565)	270,502	86,336
Net loss	(4,805,561)	(1,410,465)	(1,295,163)

Other comprehensive income /(loss)
Foreign currency translation adjustment	430,117	(161,106)	(523,250)
Total comprehensive loss	$(4,375,444)	$(1,571,571)	$(1,818,413)

Loss per share
Basic and Diluted*	$(1.94)	$(1.22)	$(1.26)
Weighted average number of ordinary shares
Basic and Diluted*	2,480,584	1,158,125	1,028,852

*	Retrospectively restated for effect of the share consolidation completed in January 2026 (see Note 14). The EPS amounts pertain to each class of common stock are the same.

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands of U.S. dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Share*	Amount	Share*	Amount	receivable	capital	reserves	earnings	(loss)/income	equity
Balance as of March 31, 2023	500,000	$2,500	500,000	$2,500	$(5,000)	$1,236,773	$813,235	$9,786,946	$(1,345,687)	$10,491,267
Net loss	-	-	-	-	-	-	-	(1,295,163)	-	(1,295,163)
Capital injection by shareholder	-	-	-	-	5,000	-	-	-	-	5,000
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and over-allotment, net of issuance cost	158,125	791	-	-	-	3,619,022	-	-	-	3,619,813
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(523,250)	(523,250)
Balance as of March 31, 2024	658,125	$3,291	500,000	$2,500	$-	$4,855,795	$813,235	$8,491,783	$(1,868,937)	$12,297,667
Net loss	-	-	-	-	-	-	-	(1,410,465)	-	(1,410,465)
Foreign currency translation	-	-	-	-	-	-	-	-	(161,106)	(161,106)
Balance as of March 31, 2025	658,125	$3,291	500,000	$2,500	$-	$4,855,795	$813,235	$7,081,318	$(2,030,043)	$10,726,096
Net loss	-	-	-	-	-	-	-	(4,805,561)	-	(4,805,561)
Issuance of ordinary shares, net of issuance cost	1,176,663	5,883	-	-	-	6,335,007	-	-	-	6,340,890
Cashless exercise of warrants	1,578,732	7,894	-	-	-	(7,894)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	430,117	430,117
Balance as of March 31, 2026	3,413,520	$17,068	500,000	$2,500	$-	$11,182,908	$813,235	$2,275,757	$(1,599,926)	$12,691,542

*	Retrospectively restated for effect of the share consolidation completed in January 2026 (see Note 14).

The accompanying notes are an integral part of the consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,805,561)	$(1,410,465)	$(1,295,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory write-downs	68,783	128,241	188,268
Depreciation and amortization	216,722	238,599	238,757
Amortization of right-of-use assets	588,969	519,426	509,086
Loss from disposal of property, plant and equipment	7,802	10,889	2,188
Deferred tax expense/(benefit)	545,390	(270,502)	(249,892)
Foreign currency exchange losses/(gains)	360,960	(56,479)	(227,691)
Changes in operating assets and liabilities:
Accounts receivable	(330,965)	267,028	(500,747)
Inventories	(543,130)	130,289	(101,220)
Prepaid expenses and other current assets	(542,610)	412,124	(704,610)
Other non-current assets	(63,336)	257,086	(77,220)
Accounts payable	870,609	(359,764)	563,226
Advance from customers	177,602	(66,537)	22,060
Taxes payable	7,096	(2,971)	(340,992)
Accrued expenses and other current liabilities	(535,246)	(234,550)	(64,258)
Operating lease liabilities	(540,332)	(534,472)	(490,319)
Financing lease liabilities	9,272	3,250	24
Net cash used in operating activities	(4,507,975)	(968,808)	(2,528,503)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(859,118)	(327,801)	(156,999)
Prepayment of equipment and mold model	-	-	(3,639,312)
Proceed from disposal of property, plant and equipment	4,118	943	-
Purchase of land	-	(519,895)	-
Purchase of intangible asset	(568,864)	(43,737)	(29,476)
Net cash used in investing activities	(1,423,864)	(890,490)	(3,825,787)

CASH FLOWS FORM FINANCING ACTIVITIES
Repayments of long-term bank loans	-	-	(39,853)
Proceeds from issuance of ordinary shares, net of issuance cost	6,340,890	-	4,665,444
Capital contribution by shareholder	-	-	5,000
Payment made for principal portion of financing lease liabilities	(45,580)	(49,345)	(4,322)
Net cash provided by/(used in) financing activities	6,295,310	(49,345)	4,626,269

Effect of exchange rate changes on cash and restricted cash	46,178	(131,648)	(254,847)

Net change in cash and restricted cash	409,649	(2,040,291)	(1,982,868)
Cash and restricted cash, beginning of the year	3,694,456	5,734,747	7,717,615
Cash and restricted cash, end of the year	$4,104,105	$3,694,456	$5,734,747

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$(1,740)	$-	$(859,882)
Cash received from income tax refund	$40,004	$246,771	$-
Cash paid for interest	$(8,771)	$-	$(228)
Cash paid for operating lease	$(581,553)	$(571,159)	$(575,014)
Cash paid for finance lease	$(45,580)	$(49,345)	$(4,322)

Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for operating lease liabilities	$268,971	$192,311	$137,617
Purchase of intangible assets included in accrued expenses and other liabilities	$(5,069)	$(43,103)	$-
Purchase of equipment and molds included in accrued expenses and other liabilities	$(626,300)	$(11,418)	$-
Cashless exercise of warrants	$7,894	$-	$-

The following tables provide a reconciliation of cash and restricted cash reported within the statements of financial position that sum to the total of the same amounts shown in the consolidated statement of cash flows:

	March 31,	March 31,	March 31,
	2026	2025	2024
Cash, beginning of the year	$3,685,043	$5,525,430	$7,708,310
Restricted cash, beginning of the year	9,413	209,317	9,305
Total cash and restricted cash, beginning of the year	$3,694,456	$5,734,747	$7,717,615

	March 31,	March 31,	March 31,
	2026	2025	2024
Cash, end of the year	$4,093,878	$3,685,043	$5,525,430
Restricted cash, end of the year	10,227	9,413	209,317
Total cash and restricted cash, end of the year	$4,104,105	$3,694,456	$5,734,747

The accompanying notes are an integral part of the consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCSC Technology International Holdings Limited (“CCSC Cayman” or the “Company”), through its direct wholly-owned subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of interconnect products, including connectors, cables and wire harnesses. The majority of the Group’s products are sold in Europe and Asia. The Group produces both original equipment manufacturer (“OEM”) and original design manufacture (“ODM”) interconnect products for manufacturing companies that produce end products, as well as for electronic manufacturing services (“EMS”) companies, who procure and assemble products on behalf of such companies.

The Company’s Serbian subsidiary, CCSC Technology Doo Beograd (“CCSC Technology Serbia”) started the construction of new European supply chain management center in the Municipality of Merosina, Republic of Serbia, in order to strengthen the Group’s logistics and manufacturing infrastructure in Central Europe.

The Company’s ordinary shares have been listed on the Nasdaq Stock Exchange under the symbol of “CCTG”.

(b)	Organization

A reorganization of the Group’s legal structure (“Reorganization”) was completed on March 17, 2022. The consolidated financial statements of the Group as of March 31, 2026 included the following entities:

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

The Group incurred net losses of US$4,805,561, US$1,410,465 and US$1,295,163 for the years ended March 31, 2026, 2025 and 2024, respectively. Net cash used in operating activities were US$4,507,975, US$968,808 and US$2,528,503 for the years ended March 31, 2026, 2025 and 2024, respectively. Nevertheless, the Group believes that its current liquidity position is adequate to support the ongoing operations. As of March 31, 2026, the Group had a working capital of US$5,691,913, compared to working capital of US$5,179,766 as of March 31, 2025. The Group also had cash and restricted cash of US$4,104,105 as of March 31, 2026.

On October 2, 2025, the Company closed a follow-on public offering with net proceeds of approximately $6.34 million, which supplemented the Group’s operating capital and strengthened its overall liquidity position. The Group believes that its current cash and anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months following the issuance date of the consolidated financial statements for the year ended March 31, 2026.

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates include, but are not limited to allowance for credit losses, inventory write-down, useful lives of property, plant and equipment and intangible assets, impairment assessment of long-lived assets, and realization of deferred income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Group is the United States Dollar (“US$” or “$”). The Group’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”), Euro (“EUR”) and Serbian Dinar (“RSD”), as their functional currencies.

The financial statements of the Group’s direct wholly-owned operating subsidiaries were translated into the U.S. dollar using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	March 31, 2026		March 31, 2025
	Year-end spot rate	Average rate	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.8980	US$1=RMB7.1019	US$1=RMB7.2163	US$1=RMB7.2567
US$ against EUR	US$1=EUR0.8682	US$1=EUR0.86270	US$1=EUR0.9310	US$1=EUR0.9263
US$ against HK$	US$1=HK$7.8400	US$1=HK$7.8038	US$1=HK$7.7930	US$1=HK$7.7799
US$ against RSD	US$1=RSD101.6550	US$1=RSD101.1714	US$1=RSD108.1800	US$1=RSD108.9620

(e)	Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in HK, mainland China, the Netherlands and the Serbia. The Group has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash consists of rental guarantee deposits. The rental guarantee deposit for CCSC Interconnect NL’s office located in the Netherlands cannot be withdrawn without certain approval or notice. As of March 31, 2026 and 2025, the Group had restricted cash of $10,227 and $9,413, respectively.

(g)	Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration, which are stated at the original amount less the expected credit losses of accounts receivable. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group usually determines the adequacy of reserves for credit losses based on individual account analysis and historical collection trends. The Group considers many factors in assessing the expected credit losses model, such as size, the age of the accounts, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive loss. Delinquent account balances are written off against the credit losses of accounts receivable after management has determined that the likelihood of collection is remote. As of March 31, 2026 and 2025, there were no credit losses recorded as the Group considers all of the outstanding accounts receivable fully collectible.

(h)	Inventories

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Group reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The amounts of the inventory write-down to net realizable value, recognized in cost of sales, were $68,783, $128,241 and $188,268 for the years ended March 31, 2026, 2025 and 2024, respectively.

The Group combines the disclosure of inventory original gross balances and inventory write-down in Note 5 during the fiscal year 2026 as for any write-down of inventory establishes a new cost basis that is not subject to subsequent reversal, even if the inventory value recovers in future periods due to changes in market conditions.

(i)	Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows. Land located in Serbia is not depreciated since it has an indefinite useful life.

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years
Land	Indefinite

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss in other income or expenses.

(j)	Intangible assets, net

Intangible assets, net are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	3-5 years

(k)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets for the years ended March 31, 2026, 2025 and 2024.

(l)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

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

Financial assets and liabilities of the Group primarily consisted of cash, restricted cash, accounts receivable, accounts payable and accrued expenses and other current liabilities. As of March 31, 2026 and 2025, the carrying amounts of the Group’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities, all of which are categorized within Level 3 fair value hierarchy.

The Group believes that the carrying amount of long-term loans, current portion approximate fair value at March 31, 2026 and 2025 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

(m)	Commitments and contingencies

From time to time, the Group may be a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended March 31, 2026, 2025 and 2024, the Group did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s consolidated financial position, results of operations, and cash flows.

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

To determine revenue recognition for contracts with customers, the Group performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the Group satisfies a performance obligation

The Group manufactures and sells interconnect products, including connectors, cables and wire harnesses.

The Group recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Group is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Group’s contracts have single performance obligation as the promise is to transfer the individual goods at a fixed price to customers, and there are no other separately identifiable promises or financial component in the contracts.

The Group’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Group’s products are sold with no right of return and the Group does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”).

Disaggregation of Revenue

The Group disaggregates its revenue from contracts by product category and geographic regions, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the years ended March 31, 2026, 2025 and 2024 are disclosed in Note 15 to these consolidated financial statements.

Contract assets and liabilities

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. Other than accounts receivable, the Group had no other material contract assets recorded on its consolidated balance sheets as of March 31, 2026 and 2025, respectively.

The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Group’s products are delivered, and are recorded as “advance from customers” on the consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expenses when incurred. Advance from customers amounted to $317,751 and $141,737 as of March 31, 2026 and 2025, respectively. Revenue included in the beginning balance of advance from customers and recognized in the years ended March 31, 2026, 2025 and 2024 amounted to $141,737, $207,293 and $186,874, respectively.

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

Selling expenses mainly consist of (i) marketing and business development service fees; (ii) marketing and entertainment expenses for promotion; (iii) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; (iv) freight fees and transportation fees; and (v) office, utility and other expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees; (iii) office expenses, expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

(r)	Research and development (“R&D”) expenses

In accordance with ASC 730, research and development expenses related to the creation of new and improved products and processes are expensed as incurred, which mainly consist of (i)consulting and professional service fees related to R&D; (ii) salaries, welfare and insurance expenses paid to R&D employees; (iii) costs of materials and components for the research and development activities; and (iv) manufacturing expenses for producing samples related to research and development activities.

(s)	Government subsidy

Government subsidy is recognized when there is a reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Company’s consolidated statements of operations and comprehensive loss when the grant becomes receivable. Government subsidies received and recognized as other income totaled nil, $207,257, and $7,255 for the years ended March 31, 2026, 2025 and 2024, respectively.

(t)	Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing funds are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $537,888, $531,728 and $372,130 for the years ended March 31, 2026, 2025 and 2024, respectively.

(u)	Leases

The Group leases premises for factory and offices under non-cancellable operating leases.

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

Right-of-use (“ROU”) assets represent the Group’s right to use underlying assets including factory, vehicles and production equipment for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses and finance lease amortization expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets and finance lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Group has both operating lease and finance lease.

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

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v)	Income taxes (expenses)/benefit

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Group adopted ASU 2023-09 on April 1, 2025, using the retrospective method. (See Note 12).

The Group records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Group determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line in the consolidated balance sheets. The Group does not believe that there were any uncertain tax positions as of March 31, 2026 and 2025, respectively.

The Group’s operating subsidiary in mainland China is subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

The Group’s operating subsidiary in Hong Kong are subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”) if the HKIRD has doubts regarding the source of income, the completeness and accuracy of the tax returns filed by the taxpayers. According to the Inland Revenue Ordinance, the taxpayers are required to keep sufficient records of income and expenditure for a period of not less than seven years to enable the assessable profits to be readily ascertained.

(w)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Group is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products. The primary applicable rate of the Netherlands VAT is 21% for the years ended March 31, 2026, 2025 and 2024 and no VAT tax in Hong Kong.

(x)	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Group has determined that it has one operating segment as defined by ASC 280 (see Note 15).

The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive loss. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

The Group expanded its segment disclosures by providing additional information on long-lived assets by geographic region during the fiscal year 2026 in Note 15. When the measurement of a segment significantly changes or additional disclosure dimensions are introduced, prior period amounts and balances are reclassified to conform to the current period’s presentation to ensure comparability. It does not impact any previously reported results of operations or financial position.

(y)	Loss per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Group by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of March 31, 2026 and 2025, there were no dilutive shares.

(z)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income/(loss). The foreign currency translation adjustment resulting from translation of the consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

(aa)	Concentration and credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of March 31, 2026, and 2025, the aggregate amounts of cash and restricted cash of $1,219,148 and $691,695, respectively, were held at major financial institutions located in mainland China, and the aggregate amounts of cash and restricted cash of $2,884,957 and $3,002,761, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by a group of counterparties that share similar attributes. Substantially all of the Group’s sales are made to customers that are located primarily in Europe, Asia and the Americas. The Group’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were two customers who accounted for approximately 16.4% and 10.1% of total revenue for the year ended March 31, 2026, respectively. There were three customers who accounted for approximately 14.5%, 11.9% and 10.4% of total revenue for the year ended March 31, 2025, respectively. There were two customers who accounted for approximately 17.4% and 12.7% of total revenue for the year ended March 31, 2024, respectively.

There were one customer who accounted for approximately 16.2% of the accounts receivable balance as of March 31, 2026. There were two customers who accounted for approximately 12.3% and 10.6% of the accounts receivable balance as of March 31, 2025, respectively.

There was no single supplier that accounted for over 10% of the Company’s total purchases for the years ended March 31,2025 and 2026. There was one supplier who accounted for 12.1% of the Company’s total purchases for the year ended March 31, 2024.

There was one supplier who accounted for approximately 10.9% of the accounts payable balance as of March 31, 2026. There was one supplier who accounted for approximately 12.2% of the accounts payable balance as of March 31, 2025.

(bb)	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), “Distinguishing Liabilities from Equity” (“ASC 480”) and “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment and is performed at the time of warrant issuance and, when applicable, at each subsequent reporting date while the warrants remain outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. During the year ended March 31, 2026, the Group issued warrants that met the criteria for equity classification. Such warrants were subsequently exercised in full during the year ended March 31, 2026. (See Note 14)

(cc)	Related parties and transactions

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Related parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

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

The Group has substantial operations in China through its PRC subsidiaries. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Group’s operations.

(ee)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and will not become effective for any entity. The Group does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Company’s annual reporting for the fiscal year ended March 31, 2028 and for interim period reporting beginning in the fiscal year ended March 31, 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes consistent recognition and measurement guidance for government grants received by business entities. The ASU requires recognition only when it is probable that grant conditions will be met and the grant will be received, and provides a choice between a deferred income approach or a cost accumulation approach for asset-related grants. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2028, and for all other entities for fiscal years beginning after December 15, 2029. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies interim disclosure requirements and the applicability of Topic 270, including a comprehensive list of required interim disclosures and a principle to disclose material post-year-end events in interim reports. It also clarifies the types, form, and content of interim financial statements to improve consistency. ASU 2025-11 is effective for public business entities for interim periods in fiscal years beginning after December 15, 2027, and for all other entities for interim periods in fiscal years beginning after December 15, 2028. Early adoption is permitted, and entities can apply the guidance either prospectively or retrospectively. The Group is currently evaluating the impact of adopting this standard on its financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

4.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $2,831,064 and $2,495,301 as of March 31, 2026 and 2025, respectively. There was no allowance for credit losses recorded for both years as all of the accounts receivable balance as of March 31, 2026 and 2025.

Approximately 99.5% or $2,817,504 of the March 31, 2026 accounts receivable balance has been subsequently collected as of the date the Group’s consolidated financial statements are released. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2026	Subsequent collection (1)	% of subsequent collection(1)
Overdue but within 1 year	$486,928	$485,652	99.7%
Not yet due	2,344,136	2,331,852	99.5%
Total gross accounts receivable	2,831,064	2,817,504	99.5%
Allowance for credit losses	-	-	-
Accounts receivable	$2,831,064	$2,817,504	99.5%

Accounts receivable by aging bucket	Balance as of March 31, 2025	Subsequent collection (2)	% of subsequent collection(2)
Overdue but within 1 year	$541,427	$541,425	100.0%
Not yet due	1,953,874	1,953,876	100.0%
Total gross accounts receivable	2,495,301	2,495,301	100.0%
Allowance for credit losses	-	-	-
Accounts receivable	$2,495,301	$2,495,301	100.0%

(1)	The amount of subsequent collection is as of July 15, 2026.

(2)	As of May 22, 2026, 100.0% of the balance had been collected.

5.	INVENTORIES

Inventories consisted of the following:

	As of March 31,
	2026	2025
Raw materials	$1,378,081	$813,306
Finished goods	32,776	223,854
Work in process	220,733	158,182
Inventory in transit (1)	669,626	566,538
Inventories	$2,301,216	$1,761,880

(1)	Inventory in transit represents products shipped but control has not yet been transferred to customers as of the balance sheet dates.

The Group recognized inventory write-down of $68,783, $128,241 and $188,268 for the years ended March 31, 2026, 2025 and 2024, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2026	2025
Prepaid expenses (1)	$1,293,609	$231,683
Deductible VAT-Input (2)	186,484	352,585
Advances to vendors (3)	141,811	7,172
Income tax recoverable (4)	15,616	452,598
Others	32,051	21,994
Prepaid expenses and other current assets	$1,669,571	$1,066,032

(1)

Prepaid expenses primarily consist of marketing promotions, contracted product development service fees and prepayments for directors and officer liability insurance. On October 8, 2025, the Group entered into a one-year market development agreement with an independent third-party vendor for Southeast Asia business expansion at a total consideration of $1,200,000. On October 10, 2025, the Group signed an outsourced product development contract with an independent third-party vendor to develop matching intelligent modules and embedded software for its connectors at a total amount of $800,000.

(2)	The Group’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities.

(3)	Advances to vendors primarily represent prepayments to suppliers for raw material purchases.

(4)	The Group’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayments to Hong Kong based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year. The Group received tax refunds of $40,004, $246,771 and nil for the years ended March 31, 2026, 2025 and 2024.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2026	2025
Machinery equipment	$3,012,197	$2,606,707
Land (1)	557,266	523,654
Office equipment	507,809	447,411
Leasehold improvements	418,773	414,389
Motor vehicle	157,637	154,598
Furniture	22,297	22,971
Subtotal	4,675,979	4,169,730
Less: accumulated depreciation	(3,638,198)	(3,330,713)
Property, plant and equipment, net	1,037,781	839,017

Construction in progress (2)	942,983	14,942
Total property, plant and equipment, net	$1,980,764	$853,959

(1)	In June 2024, CCSC Technology Serbia signed a purchase agreement on real estate to purchase 4 lots of land located in Serbia for construction of its European production center.

(2)	In November 2025, the Group entered into a fixed-price construction contract for the manufacturing plant located in Serbia. The construction project is expected to be completed and ready for operational use in December 2026.

Depreciation expenses were $202,944, $197,532 and $163,120 for the years ended March 31, 2026, 2025 and 2024, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of March 31,
	2026	2025
Software	$548,295	$609,099
Less: accumulated amortization	(480,758)	(525,193)
Intangible assets, net	$67,537	$83,906

Amortization expenses were $13,778, $41,067 and $75,637 for the years ended March 31, 2026, 2025 and 2024, respectively.

9.	OTHER NON-CURRENT ASSETS, NET

Other non-current assets, net consisted of the following:

	As of March 31,
	2026	2025
Prepayment of equipment and mold model (1)	$3,527,818	$3,391,103
Prepayment of intangible assets (2)	540,528	-
Deposits and others (3)	233,683	119,260
Other non-current assets, net	$4,302,029	$3,510,363

(1)	Prepayment of equipment and mold model are prepayments to suppliers for equipment and molds, which will be recognized as fixed assets upon delivery and availability for use.

(2)	Prepayment of intangible assets includes payments to third-party suppliers for the development cost of the intelligent production platform for wiring harnesses.

(3)	Deposits are rental security payment to the landlords that the Group will hold for more than one year, which will be refunded upon maturity of the leases. Others mainly comprise payments made for the acquisition of servers.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2026	2025
Accrued payroll and employee benefits (1)	$1,068,163	$1,206,543
Construction payable (2)	271,856	-
Others (3)	132,122	138,667
Total	$1,472,141	$1,345,210

(1)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws.

(2)	Construction payable represents payables due to the contractor for construction of the Group’s manufacturing plant in Serbia.

(3)	Others mainly include rental fees payable, utilities fees payable, other professional fees payable, as well as miscellaneous expenses to support the Company’s daily operations.

11.	LEASES

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Right-of-use assets represent the Group’s right to use an underlying asset over the lease term and lease liabilities represent the Group’s obligation to make lease payments derived from the lease.

Operating lease and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Operating leases mainly relate to plants and offices, while finance leases consist of production equipment and vehicles. Rent expense is recognized on a straight-line basis over the lease terms.

On September 1, 2022, the Group renewed leased plants with an original lease term expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

On November 7, 2023, the Group renewed leased equipment with original leases term expired on August 20, 2023 and extended the lease term for another five years to February 19, 2028. The Group will obtain control of the equipment upon maturity of the leases.

On December 1, 2025, the Group renewed the lease for its production plants whose original lease term expired on November 30, 2025, and extended the lease term for another two years to November 30, 2027.

On December 24, 2024, the Group entered into a finance lease agreement for a vehicle with monthly payments through June 20, 2029. Ownership of the vehicle will transfer to the Group at lease expiration.

Balance sheet information related to ROU assets and lease liabilities are as follows:

	As of March 31,
	2026	2025
Operating lease right-of-use assets	$1,792,622	$1,835,921
Less: accumulated amortization of operating lease right-of-use assets	(924,204)	(729,897)
Operating lease right-of-use assets, net	$868,418	$1,106,024

Operating lease liabilities, current	$573,650	$473,116
Operating lease liabilities, non-current	296,436	633,249
Total operating lease liabilities	$870,086	$1,106,365

	As of March 31,
	2026	2025
Finance lease right-of-use assets	$214,314	$203,764
Less: accumulated amortization of finance lease right-of-use-assets	(67,582)	(9,286)
Finance lease right-of-use assets, net	$146,732	$194,478

Finance lease liabilities, current	$38,816	$36,277
Finance lease liabilities, non-current	88,723	127,834
Total finance lease liabilities	$127,539	$164,111

The weighted average remaining lease terms and discount rates for the operating lease and finance lease as of March 31, 2026 and 2025 are as follows:

	As of March 31,
	2026	2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)
Operating lease	1.52	2.34
Finance lease	3.12	4.11
Weighted average discount rate (1)
Operating lease	4.33%	4.77%
Finance lease	6.02%	6.15%

(1)	The weighted-average discount rate is calculated on the basis of both (i) the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date; and (ii) the remaining balance of the lease payments for each lease as of the reporting date. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The components of lease expenses for the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024
Operating lease:
Operating lease expense	$581,553	$567,188	$589,105
Short-term lease expense	49,024	45,086	86,084
Total operating lease expenses	630,577	612,274	675,189
Finance leases:
Amortization expense	47,323	15,301	4,675
Interest expense	9,272	3,251	888
Total finance lease expenses	56,595	18,552	5,563
Total lease expenses	$687,172	$630,826	$680,752

For the years ended March 31, 2026, 2025 and 2024, cash paid for operating leases were $581,553, $571,159 and $575,014, and cash paid for finance leases were $45,580, $49,345 and $4,322, respectively.

The following table summarizes the maturity of lease liabilities and future minimum payments of leases as of March 31, 2026:

	Operating lease	Finance lease
Year ending March 31,
2027	$597,686	$45,549
2028	295,205	44,650
2029	4,049	40,160
2030	-	10,040
Total lease payments	896,940	140,399
Less: imputed interest	(26,854)	(12,860)
Total lease liabilities	$870,086	$127,539

12.	TAXATION

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and the BVI, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

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

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operated in the Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income for the years ended March 31, 2026, 2025 and 2024.

Netherlands

CCSC Interconnect NL, which was incorporated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2026, 2025 and 2024. CCSC Interconnect NL was not subject to income tax, as it had no taxable income during the periods presented.

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Group’s subsidiary, CCSC Interconnect DG, has qualified as a HNTE since December 2, 2019, and remains eligible to enjoy the preferential tax rate of 15% subject to taxable income under the EIT Laws to date.

No HNTE-related tax saving, and no corresponding favorable impact on basic and diluted earnings per share, were recognized for the years ended March 31, 2026, 2025 and 2024 due to the continuous taxable losses incurred by CCSC Interconnect DG during these periods.

The EIT Laws also impose a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax on the retained earnings of its FIEs China, as the Group intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

Upon adoption of the ASU 2023-09 on April 1, 2025, the disclosure and presentation below were retrospectively amended.

The income tax provision consisted of the following components:

	For the years ended March 31,
	2026	2025	2024
Current income tax expense:
PRC	$-	$-	$-
Hong Kong	-	-	-
Serbia	-	-	-
True up adjustments for income tax expense for prior years	416,175	-	163,556
Total current income tax expense	416,175	-	163,556
Deferred income tax expense/(benefit):
PRC	362,687	(114,666)	(203,986)
Hong Kong	192,478	(146,899)	(45,906)
Other	(9,775)	(8,937)	-
Total deferred income tax expense/(benefit)	545,390	(270,502)	(249,892)
Total income tax expense/(benefit)	$961,565	$(270,502)	$(86,336)

The pretax income by major tax jurisdictions is as follows:

	For the years ended March 31,
	2026	2025	2024
Loss before tax
PRC	$(308,482)	$(107,958)	$(784,125)
Hong Kong	(2,497,209)	(1,193,796)	(647,181)
Serbia	(65,166)	(59,577)	-
Other	(973,139)	(319,636)	49,807
Total	$(3,843,996)	$(1,680,967)	$(1,381,499)

A reconciliation between the Group’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the years ended March 31,
	2026		2025		2024
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Computed income tax benefit with statutory Enterprise Income Tax rate	$(960,999)	25.0%	$(420,242)	25.0%	$(345,375)	25.0%
Additional deduction for R&D expenses	(174,405)	4.5%	(163,510)	9.7%	(148,630)	10.8%
Effect of preferential tax rates for PRC subsidiary	95,528	(2.5%)	76,444	(4.5%)	135,991	(9.8%)
Changes in valuation allowance	1,058,058	(27.5%)	(29,730)	1.8%	29,751	(2.2%)
Effect of different tax rates in jurisdictions other than PRC*	279,921	(7.3%)	305,832	(18.2%)	56,280	(4.1%)
True up adjustments for income tax expense for prior years**	416,175	(10.8%)	-	-	163,556	(11.8%)
Tax effect of non-taxable income and non-deductible items	111,917	(2.9%)	(39,296)	2.3%	22,091	(1.6%)
Tax effect of non-deductible offering costs	135,370	(3.5%)	-	-	-	-
Income tax expense/(benefit)	$961,565	(25.0%)	$(270,502)	16.1%	$(86,336)	6.3%

*	The effect of different tax rates in jurisdictions other than PRC derived from CCSC Technology Group, CCSC Interconnect HK and CCSC Technology Serbia.

**	True up adjustment for income tax expense for prior years is related to changes in estimates to IPO expenses claimed to Hong Kong tax authorities for prior periods.

For the years ended March 31, 2026, 2025 and 2024, the cash paid for income tax were $1,740, nil and $859,882, respectively, and the cash received from income tax refund were $40,004, $246,771 and nil, respectively.

As of March 31, 2026 and 2025, the significant components of the deferred tax assets were summarized below:

	As of March 31,
	2026	2025
Deferred tax assets:
Inventory provision allowance	$56,778	$59,949
Net operating loss carried forward	1,124,292	590,581
Total deferred tax assets	1,181,070	650,530
Valuation allowance	(1,161,762)	(91,847)
Deferred tax assets, net	$19,308	$558,683

The Group periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors.

As of March 31, 2026 and 2025, the Group had net operating loss carryforwards of $7,291,678 and $4,261,371, respectively, arising from its Hong Kong and PRC subsidiaries. Despite the indefinite carryforward term for Hong Kong tax losses and the remaining valid carryforward period for PRC tax losses, the continuous operating losses of these subsidiaries result in insufficient credible future taxable income to offset the accumulated losses. Accordingly, the Group recorded total valuation allowance of $1,161,762 and $91,847 for the deferred tax assets as of March 31, 2026 and 2025.

The movements of valuation allowance of deferred tax assets are as follows:

	As of March 31,
	2026	2025
Balance at beginning of the year	$91,847	$121,016
Additions	1,058,058	-
Reversal	-	(29,730)
Foreign currency translation adjustments	11,857	561
Balance at end of the year	$1,161,762	$91,847

As of March 31, 2026 and 2025, the Group had income taxes payable of $12,454 and $11,614, respectively.

The Group also had income tax recoverable of $15,616 and $452,598 as of March 31, 2026 and 2025, respectively. The Group’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year (see Note 6).

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2026, 2025 and 2024, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses.

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

The balance of related parties as of March 31, 2026 and 2025 was nil. There were no related party transactions for the years ended March 31, 2026, 2025 and 2024, respectively.

14.	EQUITY

Ordinary Shares

Initial Public Offering

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

Dual-Class Share Structure

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

Follow-on Offering

On October 2, 2025, the Company completed a follow-on public offering and issued 11,766,627 Class A ordinary shares, par value US$0.0005 per share, at a combined public offering price of US$0.60 per share and accompanying Warrants. Net proceeds from the offering were approximately US$6.34 million after deducting placement agent commissions and other offering expenses.

As part of the October 2025 follow-on offering, the Company issued 23,533,254 Warrants to purchase an equal number of Class A ordinary shares. The Warrants had an exercise price of US$0.72 per share, were exercisable immediately upon issuance, had a term of five years from the initial exercise date, and could be exercised on either a cash or cashless basis pursuant to their terms. The Warrants met the criteria for equity classification and were recorded within shareholders’ equity upon issuance.

In October 2025, all 23,533,254 outstanding Warrants were exercised on a cashless basis, and the Company issued an aggregate of 15,787,323 Class A ordinary shares. No cash proceeds were received from such exercises.

Share Consolidation

On January 23, 2026, the Company effected a one-for-ten share consolidation, pursuant to which the Company’s issued and outstanding ordinary shares were consolidated at the ratio of ten-for-one, and the authorized share capital of the Company became US$250,000 divided into 49,500,000 Class A ordinary shares of par value US$0.005 each and 500,000 Class B ordinary shares of par value US$0.005 each. Any fractional shares resulting from the share consolidation were rounded up to the nearest whole share. All share and per share amounts have been retroactively adjusted to reflect the share consolidation.

As of March 31, 2026 and 2025, the Company’s issued Class A Ordinary Shares were 3,413,520 and 658,125, respectively, and issued Class B Ordinary Shares were 500,000 and 500,000, respectively.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. As of March 31, 2026 and 2025, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Company’s consolidated net assets, were approximately $2,411,781 and $2,411,781, or 19.0% and 22.5% of the Company’s total net assets, respectively.

15.	SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that it only has one operating segment.

The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive loss. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Revenue by products

The Group’s revenue derived from different products are as below:

	For the years ended March 31,
	2026	2025	2024
Cable and wire harness	$15,986,501	$16,385,705	$13,626,836
Connectors	1,316,243	1,245,784	1,121,715
Total	$17,302,744	$17,631,489	$14,748,551

Geographic information

The majority of the Group’s revenue for the years ended March 31, 2026, 2025 and 2024 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the years ended March 31,
	2026	2025	2024
Europe	$10,572,256	$10,991,905	$8,523,788
Asia	5,573,347	5,336,247	4,843,082
Americas	1,157,141	1,303,337	1,381,681
Total	$17,302,744	$17,631,489	$14,748,551

Long-lived assets by Geography

	As of March 31,
	2026	2025
Asia	$5,770,695	$5,207,187
Europe	1,594,785	541,543
Total	$7,365,480	$5,748,730

16.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group had contractual payment obligations under its operating lease agreement and financing lease agreements with the landlords.

As of March 31, 2026, the future payment related to short-term lease under non-cancelable agreements was $26,331, that has not been recognized on the balance sheet.

The Group entered into certain equipment purchase agreements with four independent third-party vendors, with future payments of $2.09 million, $0.82 million, $0.22 million and $0.25 million, respectively. The payments are for the production equipment for the Serbia manufacturing plant of $2.09 million and $0.82 million and have been extended until the completion of the plant by December 2026. The $0.22 million payment relates to the procurement of equipment for the intelligent production demonstration platform and is payable upon confirmation of the acceptance of the platform, with payment expected to be made in year 2026. The remaining payment of $0.25 million for the production equipment, incurred in the ordinary course of the Group’s normal manufacturing operations, will be paid in installments according to the payment schedule and fully settled 12 months subsequent to equipment testing and final acceptance, which are expected to be completed in December 2026.

In November 2025, the Group entered into a fixed-price construction contract for the manufacturing plant located in Serbia with a total amount of $2,505,705 (EUR2,175,452.78). As of March 31, 2026, the outstanding payable under this contract are $1,597,414 (EUR1,386,874.40), payable in instalments based on construction progress. The construction project is expected to be completed and ready for operational use in December 2026.

On February 25, 2026, the Group entered into a software purchase agreement pursuant to which its indirect wholly owned subsidiary agreed to acquire certain software related to an intelligent logistics simulation system from a third-party seller. The total consideration for the acquisition consists of 3,333,333 Class A ordinary shares of the Company, with an aggregate value of approximately US$2.00 million based on a per share price of US$0.60 (the “Consideration Shares”).

Contingencies

From time to time, the Group is a party to certain legal proceedings, as well as certain asserted and unasserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements

On March 24, 2026, the Group was named as one of roughly 47 issuer defendants in a putative securities class action filed in the Supreme Court of the State of New York, New York County, together with numerous underwriter and individual defendants. Plaintiffs asserted claims under Sections 11 and 12 of the Securities Act of 1933, alleging the Group’s IPO registration statement and prospectus omitted material information regarding risks of post-IPO pump-and-dump manipulation schemes. The Request for Judicial Intervention filed by Plaintiffs was returned for correction by the Court. Plaintiffs have not yet filed a document correcting the filing. Since March 24, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Group, nor has there been any formal investigation or regulatory inquiry involving the Group or its officers. The Group has not been formally served with summons and complaint, denies all allegations, and plans to vigorously defend the litigation given the claims lack legal merit. Under ASC 450, management determined a material loss is not probable and no reasonable estimate of potential loss can be made, thus no loss contingency accrual has been recognized.

In the opinion of management, there were no other pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these consolidated financial statements.

17.	SUBSEQUENT EVENTS

On April 29, 2026, the Group entered into a technology purchase agreement pursuant to which the Company agreed to acquire a smart manufacturing platform technology from a third-party seller. The total consideration for the acquisition consists of 6,333,333 Class A ordinary shares of the Company, with an aggregate value of approximately US$3.80 million based on a per share price of US$0.60 (the “Consideration Shares”). On June 26, 2026, the Group completed this acquisition; in connection with the closing, the Company issued an aggregate of 2,916,667 and 3,416,666 Class A ordinary shares on June 5, 2026 and June 26, 2026, respectively as consideration, at an implied price of US$0.60 per share, representing total consideration of approximately US$3.80 million. The acquisition was settled entirely through the issuance of equity instruments, and no cash consideration was paid by the Group.

On May 8, 2026, the Group completed the acquisition of certain software related to an intelligent logistics simulation system pursuant to the software purchase agreement entered into on February 25, 2026. In connection with the closing, the Company issued an aggregate of 3,333,333 Class A ordinary shares as consideration for the acquisition, at an implied price of US$0.60 per share, representing total consideration of approximately US$2.00 million. The acquisition was settled entirely through the issuance of equity instruments, and no cash consideration was paid by the Group.

The Group has performed an evaluation of subsequent events through the date of the consolidated financial statements which were issued, and determined that except for the events disclosed above, no other events that would have required adjustment or disclosure in the consolidated financial statements.